SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of April 2005

Tomkins plc

(Translation of registrant’s name into English)

East Putney House, 84 Upper Richmond Road,

London SW15 2ST, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

Exhibit Index

Exhibit No.

1.	Safe Harbour Statement

2.	Tomkins Annual Review 2004

3.	Tomkins Directors’ Report and Accounts 2004

Exhibit 1

This document may contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). When used in this document, the words “anticipate”, “believe”, “estimate”, “assume”, “could”, “should”, “expect” and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management’s good faith assumptions, anticipations, expectations and forecasts concerning Tomkins’ future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins’ targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	Tomkins plc
(Registrant)
Date: 19 April 2005
	By:	/s/ Denise Patricia Burton
	Name:	Denise Patricia Burton
	Title:	Deputy Company Secretary

Exhibit 2

Tomkins

Annual Review

2004

Tomkins

Tomkins is a world-class global engineering and manufacturing group with market and technical leadership across its three businesses;

Industrial & Automotive, Air Systems Components and Engineered & Construction Products.

Contents

Report of the Directors

01	Highlights

02	Chairman’s statement

04	Chief Executive’s statement

10	Business Excellence at Tomkins

12	Overview of principal markets

14	Operating and financial review

34	Board of Directors

36	Corporate social responsibility report

42	Summary corporate governance report

43	Summary Directors’ report

44	Summary remuneration committee report

46	Summary audit committee report

Financial Statements

47	Independent auditors’ statement

48	Consolidated profit and loss account

49	Consolidated cash flow statement

49	Reconciliation of net cash flow to movement in net debt

50	Consolidated balance sheet

51	Additional financial information

52	Summary financial information in US dollars under US GAAP

53	US GAAP reconciliation

Investor Information

54	Investor information

56	Notice of meeting

57	Financial calendar

57	Financial record

In this Annual Review, the term “underlying” indicates that the amount has been adjusted for the effects of currency translation, and acquisitions and disposals; in the case of operating profits, the amount is also stated before goodwill amortisation and operating exceptional items. Some figures and ratios mentioned are not readily available from the financial information and details of how these figures and ratios have been arrived at are set out in the Operating and financial review and on page 51.

This Annual Review does not contain sufficient information to allow as full an understanding of the results of and state of affairs of the Group, and of its policies and arrangements concerning Directors’ remuneration, as would be provided by the Directors’ Report and Accounts approved by the Board on 23 February 2005 on which the independent auditors have issued an unqualified opinion. Shareholders requiring the Directors’ Report and Accounts for current and future years should contact the Company or its registrars.

Commentary on the results compares audited results for the 364 day period from 4 January 2004 to 1 January 2005 (“2004”) with audited results for the 368 day period from 1 January 2003 to 3 January 2004 (“2003”).

Financial highlights Sales

£2,980m

2003: £3,150m

Operating profit before goodwill amortisation

£260.6m

2003: £235.9m

Total dividends per share

12.60p

2003: 12.00p

Tomkins delivered a strong performance in 2004;

our focus on business excellence produced positive operating and financial results.

OPERATING PROFIT *

£278.1m

2003: £271.8m

PROFIT BEFORE TAX

£223.4m

2003: £132.4m

NET DEBT

£244.5m

2003: £264.7m

BASIC EARNINGS PER SHARE **

22.55p

2003: 18.78p

NET SALES UNDER US GAAP

$5,356m

2003: $4,847m

OPERATING INCOME UNDER US GAAP

$477.1m

2003: $385.6m

*	Before operating exceptional items and goodwill amortisation

**	Before non-operating exceptional items and goodwill amortisation

Highlights of the year

•	Strong progress with underlying sales up 5.7 per cent and underlying operating profit up 12.8 per cent.

•	Reported operating profit before goodwill amortisation increased 10.5 per cent to £260.6 million while reported sales decreased by 5.4 per cent to £2,980.3 million.

•	Under US GAAP, sales and operating income from continuing operations rose by 10.5 per cent and 23.7 per cent respectively.

•	Group operating margin before operating exceptional items and goodwill amortisation strengthened to 9.3 per cent from 8.6 per cent in 2003.

•	Basic earnings per share before non-operating exceptional items and goodwill amortisation increased by 20.1 per cent to 22.55 pence.

•	Strong cash flow generation reduced net debt to £244.5 million (2003: £264.7 million).

•	Total dividends for 2004 are 12.60 pence per ordinary share, an increase of 5.0 per cent.

•	A successful geographic shift to higher-growth markets. Underlying sales in high-growth regions such as Asia up by 17.1 per cent.

•	In December, the acquisition of Mectrol, an industrial timing belt manufacturer was completed. Subsequent to the year-end, Milcor Inc, an air handling business, and L.E. Technologies, a recreational vehicle frame manufacturer, were acquired.

Annual Review 2004 | 01

Chairman’s statement

Our performance in 2004

reflects the momentum building

in the Group as a result of our

targeted growth strategy and

business excellence initiatives.

5.7%	12.8%	9.3%
UNDERLYING SALES GROWTH	UNDERLYING OPERATING PROFIT GROWTH	OPERATING PROFIT MARGIN BEFORE EXCEPTIONAL ITEMS AND GOODWILL AMORTISATION

02 |

Tomkins

2004 in perspective

2004 was a good year for Tomkins. Each of our business units delivered solid performance with the Group achieving good volume growth and double-digit operating profit growth. This performance demonstrates the momentum building in the Group as a result of the business excellence initiatives and targeted growth strategy implemented since 2002.

Strong underlying results

The global economy grew by around 5 per cent in 2004, with our major market, the United States, averaging GDP growth of around 4.5 per cent. Against this backdrop, we achieved reported sales of £2,980.3 million (2003: £3,150.4 million) and operating profit (before operating exceptional items and goodwill amortisation) of £278.1 million (2003: £271.8 million). On an underlying basis, this represents growth of 5.7 per cent and 12.8 per cent respectively.

The translation effect of the weaker US dollar reduced reported sterling sales and operating profit (before operating exceptional items and goodwill amortisation) by £265.7 million (8.4 per cent) and £27.0 million (9.9 per cent) respectively.

The Group’s operating margin, before operating exceptional items and goodwill amortisation, increased from 8.6 per cent in 2003 to 9.3 per cent in 2004. Operating profit before goodwill amortisation increased to £260.6 million from £235.9 million in 2003.

Cash flow was strong with the Group generating £333.9 million during the year from operating activities. Net debt reduced to £244.5 million (2003: £264.7 million).

Basic earnings per share before exceptional items and goodwill amortisation increased 20.1 per cent to 22.55 pence (2003: 18.78 pence) and basic earnings per share were 20.37 pence (2003: 18.53 pence).

Raw material costs increased at unprecedented rates in 2004. We mitigated much of the impact through efficiency improvements and price increases, limiting the net impact to £18.0 million, which was slightly higher than anticipated at the end of the third quarter. In 2005 we do not expect to see the same rapid increases in input costs, but where prices do rise, we will implement measures to alleviate the negative impact on the Group.

Dividend

The Board has recommended a final dividend of 7.77 pence per ordinary share, which, together with the interim dividend of 4.83 pence per ordinary share paid on 12 November 2004, brings the total dividends for the year to 12.60 pence per ordinary share, an increase of 5.0 per cent.

The final dividend, if approved at the Annual General Meeting, will be paid on 26 May 2005 to shareholders on the register at 22 April 2005. The Board has decided to offer the Dividend Reinvestment Plan in respect of this final dividend.

Corporate Governance

It is our aim to maintain the highest standards of corporate governance, disclosure levels and transparency in reporting. As a foreign private issuer listed on the New York Stock Exchange, the Group is subject to the provisions of the Sarbanes-Oxley Act of 2002 (the “Act”). Over the course of the year, considerable time and emphasis were placed on preparation for compliance with Section 404 of the Act. When adopted, Section 404 will require certifications by management regarding the effectiveness of internal controls over financial reporting and will require our external auditors to express an opinion on our assertions regarding such internal controls. We believe these measures will further strengthen the internal control framework of the Group.

Staff

On behalf of shareholders and the Board, I would like to acknowledge the dedication of Tomkins people across all our operations whose hard work and support have been instrumental in achieving the progress made in 2004.

Outlook

The outlook for our markets in 2005, together with wider macro-economic indicators, remains largely positive. Although we anticipate that our first quarter results for 2005 will be broadly in line with the strong first quarter of 2004, we expect to make underlying progress in 2005 as a whole. Our focus on improving operational performance, together with our strategy of investing for organic growth supplemented by strategic acquisitions, will continue to deliver value for Tomkins shareholders in 2005.

/s/ David Newlands
David Newlands, Chairman

Tomkins delivered an improved performance in 2004 despite the dual impact of escalating raw material costs and the weakness of the US dollar. This sustained progress reflects the benefits of measures taken over recent years to improve efficiency and reduce costs as well as the targeted growth strategy executed by the Group. The progress achieved in 2004 is reflected in the Board’s recommendation to increase the final dividend by 5.0 per cent.

Annual Review 2004 | 03

Chief Executive’s statement

We are focusing on the three business areas that have the potential to deliver the greatest growth in value.

Chief Executive’s statement contents

1	Key growth drivers	04

2	BusinessExcellence at Tomkins	08

3	Tomkinspeople	08

4	Lookingto the future	08

1	Key growth drivers

Our primary business objective is to achieve long-term sustainable growth in shareholder value at Tomkins through the strategic development of our businesses. We are focusing on the growth of three business areas in particular (Powertrain, Air Systems Components and Industrial & Automotive Aftermarket), underpinned by select key initiatives which are applied across the Group.

Product development and technology leading growth in Powertrain

Tomkins’ Powertrain business made further progress in 2004 as the Original Equipment Manufacturer (“OEM”) outsourcing trend continued. Through Gates and Stackpole we have significant engineering and development capability and, critically, a worldwide presence, as demonstrated by the award of a C $48 million (£21.1 million) contract to supply the Chinese components. It is our prime focus to develop powertrain technology that responds to the main issues prevailing today; tightening emissions regulations, fuel economy requirements and safety legislation. One example of this is our stop-start technology which went into production on the Citroën C3 in 2004. This innovative technology reduces emissions and generates significant fuel savings. Stop-start is currently being tested on urban delivery vehicles, generating fuel savings of up to 20 per cent. We are optimistic of further success with this product. We are also moving

14.8%	14.2%	29.6%
OF GROUP SALES FROM POWERTRAIN	OF GROUP SALES FROM AIR SYSTEMS COMPONENTS	OF GROUP SALES FROM INDUSTRIAL & AUTOMOTIVE AFTERMARKET

04 |

Tomkins

Powertrain a market worth $138 billion by 2010.

“We focus our passion for Powertrain on the right technology innovation, an open ear to customers, and a drive to market with a business model that provides sustainable advantage over our competition whilst providing value-creation for our shareholders.”

John Bohenick

President, Power Transmission North America

Annual Review 2004 | 05

KEY DRIVERS FOR GROWTH: POWERTRAIN MARKET

$2,750	49%	21%
AVERAGE POWERTRAIN CONTENT PER VEHICLE	HIGHER VALUE THAN NEXT LARGEST CONTENT AREA	PROJECTED COMPOUND ANNUAL GROWTH IN VALUE 2002 -2010

Tomkins

STRATEGIES FOR GROWTH: POWERTRAIN

Through our Gates and Stackpole companies, we manufacture a range of powertrain components, modules and systems for original equipment and aftermarkets.

1	Car manufacturers are increasingly outsourcing powertrain production.

2	Powertrain represents the highest value segment in a vehicle.

3	It is the highest value and fastest growing segment being outsourced.

4	Supplier technology is embraced by vehicle manufacturers.

5	Differentiated technology is rewarded.

POWERTRAIN OVERVIEW

In 2002, only 20 per cent of the powertrain market was outsourced to third party suppliers such as Tomkins. However, there is a trend towards outsourcing as OEMs look to reduce their costs and share risks. Our differentiated technology enables them to do so.

Powertrain innovations are not limited to the automotive area; the technology is applicable to multiple end-markets. There is an increasing number of industrial applications for powertrain products, for instance in mobile farm equipment, as customers demand similar performance characteristics and fuel efficiency.

KEY DEVELOPMENTS

•	The launch of the electro-mechanical drive™ on the Citroën C3.

•	Another 30 electro-mechanical drive™ programmes under development.

•	Awarded first powdered metal transmission components contract in Asia.

2005 PRIORITIES

Continued product innovation to respond to emissions, fuel economy, performance and safety requirements.

OUTSOURCED MARKET GROWING AT A 21% COMPOUND ANNUAL RATE BETWEEN 2002 AND 2010

60% OUTSOURCED BY 2010 SOURCE: MERRILL LYNCH/ROLAND BERGER

Annual Review 2004

Chief Executive’s statement continued

up the value chain by providing engine and transmission oil pumps and precision powdered metal gears, as well as entire carrier systems and modules to help OEMs achieve ways of reducing cost and assembly time.

Powertrain innovations are not limited to the automotive area; the technology is applicable to multiple end-markets. One example is our accessory drive tensioner, originally developed for the automotive OEM market, but which has now been extended to aftermarket, heavy-duty truck, industrial OEM and marine applications.

In December 2004 we acquired Mectrol Corporation, a manufacturer of polyurethane timing belts for the industrial market with a turnover of approximately $25 million (£13.7 million). This acquisition brings a new technology to the business and extends both our product and customer base. By making use of our worldwide distribution capability, we plan to accelerate its growth through deeper penetration of all global markets.

Repositioning of Air Systems Components

We are pleased with the strong performance of the Air Systems Components (“ASC”) business this year and optimistic about its prospects for 2005. The major market in which it operates, the non-residential construction market, is forecast to improve this year for the first time since 2000. We are especially well positioned in the fastest-growing segment of this market, office buildings, which is forecast by Dodge to grow in excess of 7 per cent per annum for the next three years.

Over the last three years, we have invested a considerable amount of time rationalising the cost base of ASC. We have closed 14 manufacturing facilities and implemented lean manufacturing techniques throughout the business unit.

As a result, production capacity at the remaining facilities is greater than that before the closure of the facilities, significantly increasing our operational gearing and improving our returns.

Organic growth in ASC will be supplemented by bolt-on acquisitions either to widen our product line or to expand geographically. In January 2005 we announced the acquisition of Milcor Inc., a multi-brand manufacturer of building products, selling to the US residential and commercial construction markets. Milcor’s annual sales are approximately $47 million (£25.7 million). This acquisition consolidates our market leadership, expands our product offering into contiguous areas and provides us with a strategically important manufacturing capability in China.

Differentiation of capabilities in the Industrial & Automotive Aftermarket

The performance of our aftermarket business in 2004 was mixed. We saw strong growth on the industrial side, driven by good replacement demand in the agricultural and construction equipment markets, but the automotive market proved more challenging. We attribute the slowness to temporary events and we are optimistic that the automotive aftermarket will return to its normal growth profile in 2005.

Our strategy to grow in the aftermarket involves expanding our product lines and services as well as developing new channels to market and expanding overseas. To this end, we have been growing our aftermarket business in China with strong results. Our underlying sales in China rose by 16.7 per cent in 2004. Our growth strategy in China is to continue supplying high quality products, develop and protect our brands, leverage a strong national distribution network and educate the market by providing sales support and training. In Europe, the block exemption has opened up opportunities such as the Original Equipment Service market and we are well positioned to take advantage of these opportunities going forward.

Organic growth

Product and process innovation is key to sustain and enhance our competitive positions in our markets and ultimately maintain market leadership. In 2004, new products developed in the previous three years accounted for 9.3 per cent of our sales. In 2005 we will continue to focus on innovation and aim to grow our new product sales. In terms of business efficiency, we generated £25.4 million of operating cost savings during the year as a result of implementing lean manufacturing across our facilities. In addition to these savings, we have also freed up considerable floor space and manufacturing capacity. The application of these techniques is an ongoing process and we believe that we will generate further cost savings and improve efficiency in 2005.

Geographic expansion into higher growth markets

Our objective is to establish sustainable positions in higher growth markets. During the course of the year we continued the construction of six new production facilities across three continents. We increased our sourcing of raw materials and components from low-cost jurisdictions. Our underlying sales to Asia were up by 17.1 per cent. In 2005 we expect to launch successfully our new facilities in China, Northern Ireland, Canada and the Czech Republic and we will continue to direct investment to China and India as well as other high-growth markets.

Acquisition of value-enhancing businesses

During 2004, we reviewed many opportunities but found the market highly competitive and willing to pay prices that exceeded what we concluded was fair value. However, we have

9.3%	£25.4m
OF GROUP SALES FROM NEW PRODUCTS INTRODUCED IN THE LAST THREE YEARS	GROUP SAVINGS FROM LEAN MANUFACTURING

06 |

Tomkins

Air Systems Components having the strongest brands in the industry.

“We will continue to consolidate our number one position in the market and grow organically through new product development and expansion into new markets and geographical areas.”

Terry O’Halloran
President, Air Systems Components

Annual Review 2004 | 07

KEY DRIVERS FOR GROWTH: AIR SYSTEMS COMPONENTS

32%	7.1%	5.0%
MARKET SHARE	FORECAST ANNUAL GROWTH 2003 – 2008 IN OFFICE BUILDING SEGMENT	GROWTH FORECAST FOR NON-RESIDENTIAL MARKET IN 2005.

Tomkins

STRATEGIES FOR GROWTH: AIR SYSTEMS COMPONENTS

Tomkins’ Air Systems Components businesses manufacture components used in Heating, Ventilation & Air Conditioning systems in the residential and non-residential construction markets.

1	Market leader in the residential and non-residential markets.

2	Strong brands, preferred by architects and engineers.

3	Expansion opportunities – product line and geographic.

4	National manufacturing and distribution capabilities.

5	Positioned to leverage market recovery.

AIR SYSTEMS COMPONENTS OVERVIEW

Following a period of manufacturing rationalisation and the roll-out of lean manufacturing techniques across the group, we have increased our level of open capacity and significantly improved our operational gearing. This positions us well to take advantage of the recovery in ASC’s main market, non-residential construction, which is forecast to grow by 5 per cent in 2005, following four years of decline.

KEY DEVELOPMENTS

•	Extension of lean processes and strategic manufacturing initiatives.

•	Acquisition of Milcor Inc., giving access to a manufacturing base in China, new product lines and customers.

2005 PRIORITIES

Continue to drive organic growth through geographic and product line expansion, supplemented by acquisitions to consolidate our number one market position.

MARKET SHARE

£4.6m LEAN MANUFACTURING SAVINGS

Annual Review 2004

Chief Executive statement continued

completed three important smaller acquisitions, one in the industrial power transmission market, one in the air systems market and one in the recreational vehicle market. All businesses meet our target of double-digit operating margins and we expect them to grow within Tomkins. We will continue to assess opportunities as they arise and we are optimistic that we will conclude further transactions in 2005.

We also continuously review our businesses to determine whether they create value or have the potential to do so. Where this is not the case, we take action to dispose of or exit these businesses. We completed the exit from two non-core automotive businesses, specifically our European automotive curved hose business and in February 2005 we disposed of our AirSprings business. We also completed the disposal of Unified Industries after the year-end. Other divestments in 2004 included Mayfran, Dexter’s wheels and rims business and the Valves, Taps & Mixers business.

2	Business Excellence at Tomkins

We have achieved significant progress with manufacturing excellence by, among other things, applying the principles of lean manufacturing and Six Sigma. Business Excellence at Tomkins is an initiative to ensure we achieve excellence in all aspects of our business as we strive to create dynamic growth in economic value. Details of Business Excellence at Tomkins are set out on pages 10 to 11.

3	Tomkins people

Tomkins people are fundamental to the achievement of long-term growth in the economic value of the Group. Our human resources (“HR”) strategy is designed to support the key themes of the overall Tomkins business strategy. Tomkins’ HR function operates on a decentralised basis with the majority of our HR staff located at the business unit level where they can be most effective. This reflects our belief that localised HR teams, operating under common principles, are best equipped to deal with the varying business cultures, operating structures and geographic locations that exist across the Group.

At the corporate level our emphasis is on identifying and developing emerging talent, broadening training opportunities, performance management and succession planning. We also directly manage the incentive plan for our top managers, thus ensuring that this key element of remuneration is wholly consistent with shareholders’ interests.

4	Looking to the future

The Group’s operating and financial performance in 2004 demonstrates the benefits of our focus on business excellence and provides confidence that we can continue to grow profitably in the future, even before the benefits of any future acquisitions. Our continued strong cash generation, combined with ongoing strategic initiatives including product and process innovation and expansion into higher growth markets, should deliver continued growth in shareholder value in 2005.

/s/ James Nicol
James Nicol, Chief Executive

20% OF GROUP MANUFACTURING IN LOW-COST AREAS	96 GROUP EMPLOYEES ATTENDED COURSES AT TOMKINS COLLEGE

08 |

Tomkins

Aftermarket having the widest distribution network.

“Our strategy to grow in the aftermarket involves expanding our product line and services, as well as developing new channels to market and expanding overseas into high-growth areas.”

Al Stecklein

Group President, Worldwide Aftermarket

Annual Review 2004 | 09

OPPORTUNITIES FOR GROWTH: AFTERMARKET

$610 bn SIZE OF WORLDWIDE AUTOMOTIVE AFTERMARKET	4.3% PROJECTED GLOBAL ANNUAL GROWTH RATE 2001 – 2010	8.9 yrs AVERAGE AGE OF A CAR IN THE US

Tomkins

STRATEGIES FOR GROWTH: AFTERMARKET

Our aftermarket businesses manufacture products for the automotive aftermarket and industrial replacement markets around the world.

1	Large and steadily growing market.

2	Breadth of industrial applications.

3	High barriers to entry.

4	Increasing number of older vehicles on the road.

5	Rising number of miles being driven.

AFTERMARKET OVERVIEW

The aftermarket is a large and steadily growing market. We are well positioned, owning the number one or two brands for the products we supply and offering a full product line. We are the leader in cataloguing, have a strong distribution network and operate the largest independent salesforce in the industry.

KEY DEVELOPMENTS

•	Shifting geographically to high-growth markets.

•	Successfully introducing new products.

•	Entering new markets such as heavy-duty trucks.

2005 PRIORITIES

We aim to expand our market leadership in North America and develop market presence in Europe and Asia. Growth will also come from expanding our product line and services, as well as developing new distribution channels.

UNDERLYING AFTERMARKET GROWTH

Region	Proportion of 2004 aftermarket sales (%)	Total aftermarket underlying growth (%)		Automotive aftermarket underlying growth (%)		Industrial aftermarket underlying growth (%)
North America	68.7	3.7		(1.2)		12.5
Europe	19.1	1.7		0.9		3.6
Asia	7.2	33.3		44.1		21.6
Rest of World	5.0	11.5		13.6		9.1
Group	100.0	5.3		1.9		11.5
		Total		Automotive		Industrial

		£896.3	m	£558.1	m	£338.2	m

2% ANNUAL GROWTH IN MILES DRIVEN

SOURCE: 2004/2005 AAIA FACTBOOK; MEMA; AASA 2003

Annual Review 2004

Business Excellence at Tomkins

The overall objective of Business Excellence at Tomkins is to achieve continued dynamic growth in economic value for our shareholders.

FIG.1.1 BUILDING BLOCKS OF VALUE

Business Excellence at Tomkins is directly linked to the concept of 10-10-10 and bonusable profit. 10-10-10 requires each one of our businesses to focus on achieving 10 per cent growth, 10 per cent after-tax return on invested capital and 10 per cent return on sales. Bonusable profit is a measure of economic profit and is defined as profit after tax and a charge for cost of capital. Our business managers are incentivised using the bonusable profit metric.

Two important components of the framework of Business Excellence at Tomkins are:

•	The building blocks of value

•	The performance management system

The Building Blocks of Value (Fig.1.1)

As shown in figure 1.1 Business Excellence at Tomkins requires each of our businesses to ensure they have in place the building blocks of value, which are:

•	Excellent strategic positioning

•	Excellent economics across the value chain

•	Excellent execution of business processes

•	Excellent product offering to our customers

The building blocks of value focus on the importance of achieving sustainable growth in after-tax cash flows over time.

The pre-tax cash flows are directly impacted by the competitive strategies pursued by our businesses and the pursuit of excellence in all areas of our business.

The pre-tax cash flows in our business are driven by:

•	Sales growth;

•	Cash margin (or EBITDA margin) on sales;

•	The period over which we can sustain and improve our competitive advantage in our markets; and

•	The level of organic and acquisition investment required to achieve sales growth, to improve cash margins and to maintain competitive advantage.

The after-tax cash flows reflect the effective tax rates of the businesses and the Group as a whole. The Group takes a proactive approach to tax management through the overall financial strategy managed by the Group Tax and Treasury functions (see Operating and financial review).

10 |

Tomkins

FIG.1.2 THE PERFORMANCE MANAGEMENT SYSTEM

Performance Management System (Fig:1.2)

Delivery of growth in value is achieved through our performance management system.

This encourages value-based decision making at all levels and is designed to improve strategic and operational decisions to ensure long-term creation of value for our shareholders. The business processes within the framework ensure delivery of growth in value.

Framework

The framework is based on performance measurement, resource allocation and remuneration and incentives. We measure our performance using both accounting and economic metrics. Our ultimate test of value creation is the improvement in economic return over time. Our resource allocation process ensures we invest in those areas that will create economic value. We operate a rigorous approach to the evaluation of investment projects and acquisitions and we distinguish between sustaining and growth investments. Our remuneration and incentive schemes are based on aligning the interests of all our senior managers with our shareholders.

Business Processes

The business processes within the Tomkins Performance Management System ensure the delivery of growth in value.

Risk management: Each business identifies and assesses the key strategic, operational, commercial and financial risks affecting the achievement of their objectives. We also identify the risk management processes to mitigate key business risks to an acceptable level. In addition, at the Corporate Centre we consider those risks to the Group strategic objectives that may not be identified and managed at the individual business level.

Business strategy review: Each business is required to produce a financial and strategic position assessment taking into account the current and future market environment and competitive positions of the business with specific consideration given to strategic risk. We review the strategy with each business and the Board is presented with a summary of the plans.

Financial plans: Each business prepares financial plans in a defined format that include financial consideration of the identified risks. At the Corporate Centre we review the financial plans and a summary is presented to the Board.

Approval of investment projects: All significant capital expenditures are subject to a formal capital authorisation approval process, which takes into account operational, financial and technical risks. For significant capital projects a post-investment analysis is completed to facilitate continuous improvement to the capital planning process. Proposed acquisitions are subject to a rigorous due diligence process considering all areas of financial, legal, environmental and business risk.

Quarterly business reviews: We perform extensive reviews with each business covering current and projected financial results, the progress of key operating and strategic initiatives, the risks affecting their achievement and the actions being taken by the business unit’s management to manage the risks and achieve their objectives. The reviews are heavily focused on the building blocks of value.

Reporting, analysis and forecasts: All our businesses are required to report monthly on financial performance and to reassess their forecasts for the current year on a rolling 18 months’ time horizon.

Financial strategy: The overall objective of the financial strategy is to ensure procurement of funds at an optimal cost so as to achieve an appropriate weighted average cost of capital and to ensure that the tax cash cost of the Group is optimised.

Corporate strategy: The corporate strategy provides an overall direction for the Group taking into account the value-creating opportunities provided by the businesses. It includes a top-down assessment of the Group’s intrinsic value based on an understanding of future projected operating cash flows and investment requirements.

Annual Review 2004 | 11

Overview of principal markets

Our markets as a whole performed well in 2004.

AUTOMOTIVE ORIGINAL EQUIPMENT

24.7% GROUP SALES	Encompassing: Powertrain, Fluid Power, Fluid Systems, Wiper Systems and Other Industrial & Automotive

Underlying sales increased by 2.3 per cent.

On a global basis automotive production increased by 5.2 per cent compared to 2003, with a total of 60 million passenger cars and light trucks being manufactured. On a regional basis, North American production was down a modest 0.7 per cent while Western Europe increased by 1.7 per cent. Production in China continued to show strong growth, up 10.8 per cent. However, at over 25 per cent growth year-on-year, India and Brazil demonstrated some of the best improvements.

Looking ahead to 2005, CSM Auto is forecasting another positive year, with global production expected to increase by 3.3 per cent. 17.5 per cent growth in production is expected in China, and Western Europe is predicted to be marginally ahead of 2004 with a 0.6 per cent increase. North America is forecast to be modestly ahead of 2004 with a 0.5 per cent increase although production is likely to be weighted towards the second half of the year.

AUTOMOTIVE AFTERMARKET

21.4% GROUP SALES	Encompassing: Powertrain, Fluid Power, Fluid Systems, Wiper Systems, Other Industrial & Automotive, and OE Service Sales

Underlying sales increased by 1.5 per cent.

The automotive aftermarket in North America in 2004 was adversely affected by several factors including: hurricanes in South Eastern United States which caused significant disruption; higher fuel prices which caused deferrals of spending on automobile maintenance; and consolidation in the retail customer base which caused a temporary slow-down in sales due to destocking of combined warehouses. The automotive aftermarket should return to a normal growth rate in 2005.

INDUSTRIAL ORIGINAL EQUIPMENT

10.0% GROUP SALES	Encompassing: Power Transmission, Fluid Power and Other Industrial & Automotive

Underlying sales increased 15.9 per cent.

In 2004 the market continued to show strong year-on-year growth in North America, South America and Europe.

The outlook for our markets in 2005, together with wider macro-economic factors, remains broadly positive.

Total industrial production, as measured by the US Federal Reserve, was 4.4 per cent higher compared to 2003, with particularly strong growth in the construction, agriculture and mining sectors. Economic activity in the manufacturing sector grew in December 2004 for the nineteenth consecutive month. Strong industrial demand continues to be driven by improved consumer spending, inventory restocking, increased exports stimulated by the lower US dollar, and the demand created for industrial equipment in developing markets like China. Strong growth is forecast to continue in industrial markets through 2005.

GLOBAL AUTOMOTIVE PRODUCTION

OUTLOOK (UNITS MILLIONS)

NORTH AMERICAN INDUSTRIAL

PRODUCTION INDEX

12 |

Tomkins

INDUSTRIAL AFTERMARKET

11.2% GROUP SALES	Encompassing: Power Transmission, Fluid Power and Other Industrial & Automotive

Underlying sales increased 11.5 per cent.

The industrial aftermarket also performed strongly in 2004. The first half of the year saw high levels of inventory replenishment by US distributors followed by continued strong demand in the second half. Volumes are expected to remain strong into 2005.

RESIDENTIAL CONSTRUCTION

11.3% GROUP SALES	Encompassing: Air Systems Components, Lasco Bathware and Philips

Underlying sales increased 7.3 per cent.

The US residential construction market exhibited strong growth in 2004 despite initial concerns at the beginning of the year that it would decline. Housing starts were up 5.7 per cent and completions were up 9.9 per cent in the year. A good backlog of unused house building permits provides reassurance on housing start activity in 2005. The latest forecast from the National Association of Home Builders for 2005 is that housing starts will be 3.3 per cent lower than 2004 as a result of higher mortgage rates, but still at historically high levels.

NON-RESIDENTIAL CONSTRUCTION

11.8% GROUP SALES	Encompassing: Air Systems Components and Lasco

Underlying sales increased 5.4 per cent.

The US non-residential construction market, measured in square footage terms, finished the year 0.5 per cent ahead of 2003. This was the first increase since the market peaked in 2000. It appears that the market hit its low point of the cycle at mid-year and has begun a slow recovery. The latest Dodge forecast projects an increase of approximately 5 per cent in 2005 compared to 2004.

INDUSTRIAL/UTILITY TRAILERS

4.9% GROUP SALES	Encompassing: Dexter Axle

Underlying sales increased 14.1 per cent.

The industrial and utility trailer market performed strongly in 2004 and expectations are for the market to remain buoyant in 2005.

RECREATIONAL VEHICLES

1.9% GROUP SALES	Encompassing: Dexter Axle and Philips

Underlying sales increased 20.9 per cent.

Sales of recreational vehicles in 2004 increased 15.4 per cent over 2003. Expectations for 2005 are for a slight slowdown in this market.

MANUFACTURED HOUSING

1.5% GROUP SALES	Encompassing: Dexter Axle and Philips

Underlying sales increased 1.1 per cent.

Shipments of manufactured homes for the year were down 0.1 per cent, but showed recovery through the latter part of the year. From September onwards, monthly shipments of manufactured homes exceeded the previous year. Expectations are for an improvement in 2005.

The remaining 1.3 per cent of Group sales relates to other markets, including bulk and postal handling.

NORTH AMERICAN RESIDENTIAL

HOUSING STARTS (UNITS ’000s)

NON-RESIDENTIAL

SQUARE FOOTAGE (SQ. FT. ’000s)

Annual Review 2004 | 13

Operating and financial review

The Group operates three business units:

Industrial & Automotive, Air Systems Components and Engineered & Construction Products.

Tomkins’ management assesses the underlying performance of its businesses by adjusting UK Generally Accepted Accounting Principles (“GAAP”) statutory results to exclude items it considers to be exceptional or non-operational in nature. These adjusted measures are described as “underlying”. In the case of underlying sales, the statutory result is adjusted for the effects of currency translation and acquisitions and disposals; in the case of profits, the amount is also stated before goodwill amortisation and operating exceptional items. To provide more meaningful discussion of business performance in this operating and financial review, management has focused on the underlying results of the business. Some figures and ratios mentioned within the following discussion are not readily available from the financial information and details of how these figures and ratios have been arrived at are set out on pages 32 to 33 and page 51.

1	Introduction

Tomkins plc is an international engineering business, listed on the London (ticker TOMK) and New York (ticker TKS) stock exchanges, with a turnover of approximately £3.0 billion and operating profit (before operating exceptional items and goodwill amortisation) of £278.1 million in 2004.

The Company is the ultimate parent of a large number of subsidiaries that are organised into three separate business segments; Industrial & Automotive, Air Systems Components and Engineered & Construction Products. All three businesses enjoy strong market positions and technical leadership and own some of the best-known brands in their respective markets.

The businesses operate in a variety of end-markets, supplying both the original equipment and aftermarket/replacement markets. This diversity provides the Group with a natural resilience to a downturn in any one particular market. The chart below sets out the Group’s sales to end-markets.

The Group is also geographically diverse, operating 131 manufacturing facilities and eight research and development facilities in 18 different countries across the Americas, Europe, Asia, and Australia.

SALES TO END-MARKETS

14 |

Tomkins

The Industrial & Automotive business operates in all 18 countries. Air Systems Components is located in the United States, the UK and Thailand, while Engineered & Construction Products is entirely based in the United States. Overall, 67.4 per cent of revenue comes from the US, 15.2 per cent from Europe and 17.4 per cent from the rest of the world.

The Industrial & Automotive group represented 65 per cent of Tomkins’ sales in 2004 and 64 per cent of operating profit*. Air Systems Components, the smallest of the three segments, accounted for 14 per cent of sales and 16 per cent of operating profit*. The remaining 21 per cent of sales and 20 per cent of operating profit* were contributed by Engineered & Construction Products.

The contribution each business group makes to sales, operating profit* and operating cash flow, as well as net operating assets and employees by business group are shown in the pie charts below.

SALES

OPERATING PROFIT*

CASH FLOW

EMPLOYEES

NET OPERATING ASSETS

*	BEFORE OPERATING EXCEPTIONAL ITEMS AND GOODWILL AMORTISATION

TO FIND OUT MORE ABOUT OUR OPERATIONS ACROSS THE GLOBE VISIT WWW.TOMKINS.CO.UK

OUR GLOBAL PRESENCE: GEOGRAPHICAL SALES SPLIT

74% NORTH AMERICA 2003: 74%	7% ASIA 2003: 6%
15% EUROPE 2003: 16%	4% REST OF WORLD 2003: 4%

Annual Review 2004 | 15

Operating and financial review continued

Industrial & Automotive is made up of five principal business areas:

The Industrial & Automotive group manufactures a wide range of systems and components for the industrial and automotive markets.

Powertrain

Manufactures components and systems used in the automotive engine accessory drive belt and timing belt systems, components and assemblies used in automotive transmission systems, oil pumps and a range of belt products used in industrial applications.

Fluid Power

Manufactures hoses, connectors and port-to-port systems used in hydraulics and other liquid transfer systems used in mobile equipment, principally in the mining, agriculture and construction industries.

Fluid Systems

Manufactures caps, closures and valves for use in automotive fuel systems, engine thermostats and tyre valves including remote tyre pressure monitoring systems.

Wiper Systems

Manufactures windscreen wiper systems and components for the automotive industry.

Aftermarket manufactured products

Manufactures a number of products and accessories used in automotive and industrial markets including hose clamps, power steering hose assemblies and air and lubrication products.

Sales by business unit and product category are shown on the following charts:

SALES BY BUSINESS UNIT

SALES BY PRODUCT CATEGORY

The principal markets for Industrial & Automotive are the Automotive Original Equipment Market (“AOE”), the Automotive Aftermarket (“AM”), the Industrial Original Equipment market (“IOE”), the Industrial Replacement market (“IAM”) and the Original Equipment Service market (“OES”). Each of the sub groups within Industrial & Automotive has a different mix of business across the major sectors.

The Industrial & Automotive business group operates in the Americas, Europe, Asia and Australia.

INDUSTRIAL & AUTOMOTIVE KEY STATISTICS

65%	64%	64%
OF GROUP SALES	OF GROUP OPERATING PROFIT	OF GROUP EMPLOYEES

16 |

Tomkins

The sales by geographic region within each major market for each of the businesses within Industrial & Automotive is shown in the following charts:

SALES BY GEOGRAPHIC REGION

The market shares for the major product groups in each business area are as follows:

MARKET SHARE BY PRODUCT

MAJOR CUSTOMERS IN INDUSTRIAL & AUTOMOTIVE

Customer	Market Area
Carquest	Auto AM
Daimler Chrysler	Auto OE
Ford	Auto OE
General Motors	Auto OE
Genuine Parts/NAPA	Aftermarket
Nissan	Auto OE
PSA Peugeot – Citroën	Auto OE
Renault	Auto OE
Toyota	Auto OE
Volkswagen	Auto OE

The largest customer accounts for 11.3 per cent of the sales in Industrial & Automotive and the top ten customers account for 42.8 per cent. Sales to the three largest automotive original equipment manufacturers account for 25.3 per cent.

The principal raw material purchases are steel, polymers and machined components.

Key drivers impacting the performance of Industrial & Automotive

Industrial & Automotive sales are linked directly or indirectly to consumer spending in the various economies of the world. Consumer spending will affect demand for new automotive vehicles and also impact the spending on vehicle maintenance and automotive replacement parts. Consumer spending is affected by interest rates and taxation rates in an economy.

Inventory or stock levels of vehicles or parts will impact demand for our products. If stock levels reduce overall in the distribution channel then sales of our products will be negatively affected.

New automotive volumes are driven by disposable income, the relative price of the vehicle and population growth. Volumes in developing countries will grow at a faster rate than in mature economies.

The longer-term demand for aftermarket products is driven by the number of vehicles on the road, the age of the vehicle, miles travelled and the average cost of vehicle repair.

Industrial production levels will drive demand for our industrial products in Industrial & Automotive. Capital spending by the major manufacturers of mobile equipment used in the construction, agricultural and mining sectors will directly impact our business as well as levels of demand in a number of other industries such as white goods and electronic equipment. Stock levels in the distribution channel affect our sales of products into the industrial replacement market.

TO FIND OUT MORE ABOUT OUR INDUSTRIAL & AUTOMOTIVE GROUP VISIT WWW.TOMKINS.CO.UK

INDUSTRIAL & AUTOMOTIVE BRANDS	INDUSTRIAL & AUTOMOTIVE GLOBAL OPERATIONS

The Industrial & Automotive group operates in the Americas, Europe, Asia and Australia

Annual Review 2004 | 17

Operating and financial review continued

Air Systems Components is a manufacturer of air handling components in North America supplying the heating, ventilation and air conditioning market.

Products include fans, grilles, registers, diffusers, variable air volume units, fan coils and terminal units for residential and commercial applications and dampers for commercial and industrial use.

Residential products are sold under the brand names of Hart & Cooley, Milcor and American Metal Products and the industrial and commercial products are sold under the brand names of Titus, Ruskin, Krueger and Actionair.

Sales by each business unit and by product category are shown in the charts opposite.

The Air Systems Components business operates principally in North America, with around 4 per cent of sales in Europe and Asia.

The products are sold through a variety of manufacturers’ representatives, wholesalers, distributors and retailers. No customer accounts for more than 3 per cent of sales in either of its markets.

The principal raw material purchases are steel and aluminium.

Key drivers impacting the performance of Air Systems Components

Air Systems Components sales are linked directly or indirectly to consumer spending in the United States due to the significance of the new home market and the home re-modelling market. Consumer spending will drive demand for residential housing and is affected by interest rates and taxation rates in the economy.

New home construction is measured by the number of units completed.

The longer-term trend of new home building is linked to the balance of demand and supply, which is affected by demographics and affordability and is related to disposable income and interest rates.

Remodelling sales are affected by the age of the housing stock and the age and disposable income of the occupants of the home.

The non-residential construction market is driven by rental rates, occupancy rates, the level of employment in the economy and by industrial production trends.

SALES BY BUSINESS UNIT

SALES BY PRODUCT CATEGORY

SALES BY END-MARKET

MARKET SHARE BY PRODUCT GROUP

TO FIND OUT MORE ABOUT OUR AIR SYSTEMS COMPONENTS GROUP VISIT WWW.TOMKINS.CO.UK

AIR SYSTEMS COMPONENTS BRANDS	AIR SYSTEMS COMPONENTS GLOBAL OPERATIONS

The Air Systems Components group operates in North America, Europe and Asia.

18 |

Tomkins

Engineered & Construction Products is made up of five separate business areas:

The Engineered & Construction Products group manufactures products for a variety of end-markets in the United States primarily related to building, construction, truck and trailer and automotive industries.

Axles

We manufacture non-dynamic axles for the industrial utility trailer market, sold through distributors to trailer manufacturers under the Dexter brand.

Bathware

Under the Lasco brand, we manufacture acrylic and fibreglass reinforced panel baths and shower cubicles, sold through distributors and the retail market.

Fittings

Under the Lasco brand, we manufacture PVC pipe fittings for pressure water applications and drain, waste and vent applications, sold through dealers and distributors.

Doors and Windows

The Philips brand manufactures uPVC doors and windows for the residential and manufactured homes market, sold through national distribution arrangements.

Material Handling

Trading as Dearborn Mid-West, we design, manufacture and install material handling systems used in the automotive, postal and bulk materials markets.

Each of the business areas has a strong branded product offering and low cost manufacturing base.

The principal raw material purchases are steel, PVC resin and gelcoat.

Key drivers impacting the performance of Engineered & Construction Products

There are a number of different factors driving demand in each of the principal markets.

Residential construction – the principal factors impacting the market are discussed in the overview of the Air Systems Components business on page 18.

Manufactured housing – demand for manufactured homes is affected by availability of finance, interest rates, disposable income and the availability of conventional housing at affordable prices.

Industrial utility trailer – demand is affected by the general level of industrial and construction activity and by expenditure on trailers for leisure pursuits.

Automotive and industrial – demand is driven by investment by the automotive original equipment manufacturers and by industrial production levels generally.

SALES BY BUSINESS UNIT

SALES BY PRODUCT CATEGORY

SALES BY BY END-MARKET

MARKET SHARE BY PRODUCT GROUP

TO FIND OUT MORE ABOUT OUR ENGINEERED & CONSTRUCTION PRODUCTS GROUP VISIT WWW.TOMKINS.CO.UK

ENGINEERED & CONSTRUCTION PRODUCTS BRANDS	ENGINEERED & CONSTRUCTION PRODUCTS GLOBAL OPERATIONS

The Engineered & Construction Products group operates in the United States.

Annual Review 2004 | 19

Operating and financial review continued

Sales and operating profit

In 2004, sales were £2,980.3 million (2003: £3,150.4 million) and operating profit (before operating exceptional items and goodwill amortisation) was £278.1 million (2003: £271.8 million). Operating profit from continuing operations before goodwill amortisation was £260.5 million (2003: £246.0 million).

Around 65 per cent of our business is denominated in US dollars and as a consequence, the weakening of the US dollar during 2004 had a negative translation impact on our reported turnover and operating profit when converted into sterling. For 2004, our US dollar financial results were translated at an average rate of £1=$1.83 compared with £1=$1.63 in 2003.

This represents a 12.3 per cent reduction in the average sterling to US dollar exchange rate. The weakness of the US dollar adversely affected our reported sales and operating profit (before operating exceptional items and goodwill amortisation) by £265.7 million and £27.0 million respectively.

During 2004 our continuing major investment in strategic manufacturing initiatives resulted in certain abnormal costs. These strategic initiatives are aimed at improving the cost base of the Group. However, the costs can distort reported performance and so they are separately identified as operating exceptional items. They amounted to £17.5 million during the year.

2	Overview of performance and financial position in the year

OPERATING PERFORMANCE INDICATORS

	2004		2003
Sales	£2,980.3	m	£3,150.4	m
Operating profit(1)	£278.1	m	£271.8	m
Operating margin(1)	9.3%		8.6%
EBITDA margin(2)	13.2%		12.7%
Average operating net assets(3)	£1,028.4	m	£1,052.4	m
Return on average operating net assets(1)(3)	27.0%		25.8%
Return on average invested capital(4)	9.9%		9.8%
Capital expenditure	£157.7	m	£141.1	m
Depreciation (net of capital government grants)	£115.9	m	£128.6	m
Capital expenditure to depreciation (times)	1.4		1.1
Cash generation(5)	£229.8	m	£268.5	m
Cash conversion(6)	82.6%		98.8%
Employees (number)	36,720		39,328

FINANCIAL PERFORMANCE INDICATORS

	2004		2003
Interest and preference dividend cover (times)	8.5		6.3
Effective tax rate(7)	25.7%		32.6%
Basic earnings per share	20.37	p	18.53	p
Return on equity after tax	10.8%		8.8%
Dividend cover – earnings (times)	1.8		1.6
Dividend cover – cash flow (times)	1.2		1.5

(1)	Before operating exceptional items and goodwill amortisation.

(2)	Earnings before interest, tax, depreciation and amortisation and operating exceptional items.

(3)	Excluding goodwill.

(4)	Before operating exceptional items and goodwill amortisation and after tax, on a constant currency basis.

(5)	Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items.

(6)	Cash generation to operating profit before operating exceptional items and goodwill amortisation.

(7)	Prior to tax contingency releases.

SALES BRIDGE

20 |

Tomkins

INDUSTRIAL & AUTOMOTIVE

	2004		2003
Sales	£1,932.9	m	£1,977.2	m
Operating profit(1)	£195.3	m	£189.9	m
Operating margin(1)	10.1%		9.6%
EBITDA margin(2)	14.6%		14.2%
Average operating net assets(3)	£812.6	m	£784.6	m
Return on average operating net assets(1)(3)	24.0%		24.2%
Return on average invested capital(4)	9.0%		9.2%
Capital expenditure	£134.7	m	£111.0	m
Depreciation	£86.6	m	£90.7	m
Capital expenditure to depreciation (times)	1.6		1.2
Cash generation(5)	£144.2	m	£181.8	m
Cash conversion(6)	73.8%		95.7%
Employees (number)	23,515		23,692

(1)	Before operating exceptional items and goodwill amortisation.

(2)	Earnings before interest, tax, depreciation and amortisation and operating exceptional items.

(3)	Excluding goodwill.

(4)	Before operating exceptional items and goodwill amortisation and after tax, on a constant currency basis.

(5)	Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items.

(6)	Cash generation to operating profit before operating exceptional items and goodwill amortisation.

Acquisitions and disposals can also distort the view of the change in performance from one year to the next and so we regard it as helpful to show their impact on sales and operating profit separately. The charts below pull out the impact of currency translation, operating exceptional items and acquisitions and disposals to present a view of the underlying performance of Tomkins.

On an underlying basis, sales grew 5.7 per cent and operating profit before goodwill amortisation by 12.8 per cent, as set out in section 14 on page 32.

Margins

Overall our reported operating margin before operating exceptional items and goodwill amortisation was 9.3 per cent. This compares with 8.6 per cent in 2003. The operating margin before operating exceptional items and goodwill amortisation for each of the business units was as follows: Industrial & Automotive, 10.1 per cent (2003: 9.6 per cent);

Air Systems Components, 11.2 per cent (2003: 9.4 per cent); and Engineered & Construction Products, 9.5 per cent (2003: 8.8 per cent).

Industrial & Automotive

The Industrial & Automotive group achieved sales of £1,932.9 million (2003: £1,977.2 million) and operating profit (before operating exceptional items and goodwill amortisation) of £195.3 million (2003: £189.9 million). On an underlying basis, this represents increases of 4.3 per cent and 11.4 per cent respectively.

On a global basis the group’s automotive original equipment (“OE”) sales were up by 2.3 per cent and industrial OE sales rose by an impressive 12.7 per cent. All regions performed well with sales up year-on-year. Aftermarket sales were up 5.3 per cent on a global basis, with automotive replacement up by 1.9 per cent despite some weakness in North America. Industrial replacement was ahead by 11.5 per cent, driven by strong demand from North America in particular. Aftermarket sales in Asia were particularly strong, up 33.3 per cent year-on-year.

Powertrain sales grew by 2.9 per cent and operating profit by 5.6 per cent on an underlying basis. All areas contributed to the increase with the exception of North America, which was down 2.5 per cent, impacted by lower OE demand. Asia performed strongly with sales up by 17.8 per cent. Europe was ahead by 3.7 per cent, driven in particular by good automotive OE demand.

Key developments during the year included the first sales of our Electro-mechanical Drive™ system (stop-start technology) on the new Citroën C3 vehicle in France. Availability is expected to widen this year and trials of the technology on urban delivery vehicles are currently underway. Sales of the newly launched Fleetrunner™ heavy-duty belts and the Eliminator™ belts were encouraging. In December 2004, we completed the acquisition of Mectrol, a US and German-based manufacturer of polyurethane timing belts. The company has been integrated into the industrial belts business of Gates. The transaction benefits include a new unique product portfolio for Gates, access to new markets and customers, and multiple avenues for growth.

Stackpole’s sales declined 5.0 per cent in 2004, impacted by declining production volumes at one of its key customers, resulting in lower margins. However, significant business, amounting to C$98 million (£42.7 million), was awarded during the year. This new business mainly relates to the 2006 to 2008 production years. Near-booked business ended the year at C$102 million (£44.1 million) while new product development activity continued to progress in an impressive way. New programmes under development at the year-end totalled C$124 million (£53.7 million).

The construction of the two new Stackpole facilities in Canada and the extension of a third site progressed well and production has now started at all sites. The full volume launch at the Carrier Systems facility will occur in March 2005. The Powder Metal group will launch 46 new part numbers on 18 different platforms in 2005. The launch of the Engineered Products facility is going well, with management expecting full operational

OPERATING PROFIT* BRIDGE

Annual Review 2004 | 21

Operating and financial review continued

AIR SYSTEMS COMPONENTS

	2004		2003
Sales	£423.0	m	£447.9	m
Operating profit(1)	£47.2	m	£42.3	m
Operating margin(1)	11.2%		9.4%
EBITDA margin(2)	14.6%		13.1%
Average operating net assets(3)	£100.4	m	£120.4	m
Return on average operating net assets(1)(3)	47.0%		35.1%
Return on average invested capital(4)	11.3%		9.2%
Capital expenditure	£8.0	m	£8.6	m
Depreciation	£14.6	m	£16.2	m
Capital expenditure to depreciation (times)	0.5		0.5
Cash generation(5)	£49.9	m	£54.6	m
Cash conversion(6)	105.7%		129.1%
Employees (number)	6,351		6,933

(1)	Before operating exceptional items and goodwill amortisation.

(2)	Earnings before interest, tax, depreciation and amortisation and operating exceptional items.

(3)	Excluding goodwill.

(4)	Before operating exceptional items and goodwill amortisation and after tax, on a constant currency basis.

(5)	Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items.

(6)	Cash generation to operating profit before operating exceptional items and goodwill amortisation.

efficiency for the oil pump cells in February 2005. Despite the difficult financial performance and expectations of weaker first quarter automotive production in 2005, Stackpole remains on track to achieve its strategic objectives of double-digit growth and operating margins driven by technology and innovation.

Fluid Power’s underlying sales were up 16.1 per cent, driven by robust global demand especially in the construction and agricultural equipment markets. All regions outperformed last year, with strong sales and operating profit growth coming from North America and Europe as well as significant operational improvement in Europe. Global sales to industrial OEMs were up 24.8 per cent although fluid power sales to automotive OEMs were lower by 1.2 per cent. The new Technical Centre in Denver (CO) was completed at the end of the year. New product development initiatives progressed with the Quick-Lok™ family of products gaining success in the industrial OE marketplace.

In July 2003, we announced the phased exit from the European automotive curved hose business. During 2004 we completed the closure of the St Just facility and the sale of the business in Nevers.

Fluid Systems had a very successful year, with underlying sales and operating profit exceeding the previous year by 10.4 per cent and 14.9 per cent respectively. A strong operating profit performance was achieved by Stant, Schrader Electronics and Schrader France, slightly offset by weaker results at Schrader Brazil and Standard-Thomson.

Schrader Electronics delivered a strong performance and expectations are for further growth in 2005 and beyond, following proposed changes to the TREAD Act ruling in the US, which, it is expected, will require all new vehicles sold in the US to be equipped with a tyre pressure monitoring system by 2007. New business awarded during the year amounted to £67 million. In order to meet increased levels of demand, the new production facility at Carrickfergus in Northern Ireland commenced production in late January 2005. Customer acceptance of the “Snap In” sensor design continues to grow, with business of over 6 million sensors already awarded for 2008. New product research is opening up new non-automotive applications.

Schrader-Bridgeport’s 36,000 square feet valve-manufacturing facility in China was completed in January 2005. The start-up of the new Stant plant in Karvina, Czech Republic, has also progressed well. Production will commence at the end of the first quarter 2005. The development activity for Stant’s new Carbon Canister advanced, with the product being newly engineered for two new platforms in 2005.

2004 was a disappointing year for the Wiper Systems business, with sales declining 2.4 per cent on the back of a tough OE environment and lower aftermarket demand. Rising input costs also affected profitability. While Trico was successful in increasing prices in the aftermarket, the automotive OEMs continued to reject steel-related price increases from the supply base. Aftermarket demand started to improve in December of 2004 and has shown continued strength into January of this year. Our new Beam Blade was successfully launched at an industry show. It was selected as one of the twelve best new products in the show and is doing very well in the market place.

Trico’s Asian strategy, for both the aftermarket and OEM business, continues to take shape. A production location in Suzhou, China has been selected and we are now progressing plans for the construction of a 70,000 square feet facility. Initial production is scheduled in the fourth quarter of 2005.

In October 2004 we announced our intention to exit our small Gates AirSprings business. This exit was completed in February 2005 with the sale of the assets to Vibracoustic NA, L.P.

The net impact of increases in raw material costs absorbed by the Industrial & Automotive business group amounted to around £6.1 million for the year. Savings from lean manufacturing totalled £19.3 million in 2004.

CAPITAL EXPENDITURE AND DEPRECIATION

22 |

Tomkins

ENGINEERED & CONSTRUCTION PRODUCTS

	2004		2003
Sales	£624.4	m	£725.3	m
Operating profit(1)	£59.3	m	£63.6	m
Operating margin(1)	9.5%		8.8%
EBITDA margin(2)	11.8%		11.7%
Average operating net assets(3)	£124.1	m	£177.5	m
Return on average operating net assets(1)(3)	47.8%		35.8%
Return on average invested capital(4)	17.7%		13.6%
Capital expenditure	£14.6	m	£20.7	m
Depreciation	£14.4	m	£21.4	m
Capital expenditure to depreciation (times)	1.0		1.0
Cash generation(5)	£63.0	m	£64.8	m
Cash conversion(6)	106.2%		101.9%
Employees (number)	6,711		8,638

(1)	Before operating exceptional items and goodwill amortisation.

(2)	Earnings before interest, tax, depreciation and amortisation and operating exceptional items.

(3)	Excluding goodwill.

(4)	Before operating exceptional items and goodwill amortisation and after tax, on a constant currency basis.

(5)	Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items.

(6)	Cash generation to operating profit before operating exceptional items and goodwill amortisation.

Air Systems Components

Air Systems Components performed strongly in 2004, with sales up by 5.3 per cent and operating profit ahead by 24.9 per cent on an underlying basis. The non-residential construction market saw the first signs of a recovery with square footage built in the US slightly ahead of the prior year. We outperformed this market, with sales growing by 3.7 per cent on 2003. Our sales to the residential construction market rose by 8.4 per cent, supported by strong demand.

Several new products such as the Fantom IQ™, duct access doors from Hart & Cooley and a new Ruskin damper for marine applications were successfully launched during 2004. Significant new business wins included Titus products destined for the University of Nebraska and the Hearst headquarters in New York as well as a large contract for Ruskin’s industrial tunnel dampers and acoustic silencers for the New York City Transit system.

Ruskin announced plans to build a new manufacturing facility in Monterrey, Mexico. Manufacturing is expected to commence mid-2005.

In January 2005, we completed the acquisition of Milcor Inc. The company is a multi-brand manufacturer of building and roofing products, selling to the US residential and commercial construction markets. Milcor’s annual sales are approximately $47 million (£25.7 million). It will be integrated into our residential business, Hart & Cooley.

Business efficiency measures continued, with Hart & Cooley completing the closure of its Monessen (PA) facility and transferring production of duct accessories to Huntsville (AL). Savings generated from lean manufacturing amounted to £4.6 million in 2004.

The net impact of rising raw material costs amounted to approximately £4.2 million for the year.

Engineered & Construction Products

The Engineered & Construction Products group achieved sales of £624.4 million (2003: £725.3 million) and operating profit (before operating exceptional items and goodwill amortisation) of £59.3 million (2003: £63.6 million). On an underlying basis, this represents increases of 10.5 per cent and 4.4 per cent respectively.

Demand for Dexter’s axles was particularly strong in 2004 across all its end-markets. Hurricanes in the South East of the United States tempered demand in the third quarter, however, sales increased in the fourth quarter as replacement demand grew. In June 2004, the business disposed of its steel wheels and rims business. A project to expand capacity at its Elkhart (IN) facility got underway during the year. This additional capacity will allow Dexter to meet demand for rubber torsion axles.

In March 2005, we acquired L.E. Technologies, a company that manufactures recreational vehicle (“RV”) frames, trailers and fabricated metal components. The acquisition will allow Dexter Axle to expand into the RV frame business, a market which is adjacent to Dexter’s current markets. It also provides sales, manufacturing and purchasing synergies, in addition to accessing a new customer base. L.E. Technologies employs over 490 people in Southern Michigan and Northern Indiana and generated approximately $85.6 million (£46.8 million) of revenue in 2004.

We disposed of two businesses in the Material Handling group. Mayfran was sold in June and we completed the disposal of Unified Industries on 2 January 2005. The remaining material handling business, Dearborn Mid-West, saw a pick-up in demand, especially from automotive programmes and finished the year with a healthy order book.

Lasco Bathware saw its volumes increasing as its new Home Depot contract commenced at the half-year. New product development activities continued to gain momentum. The acrylic modular shower, incorporating a body shower, steam unit and seat, that was introduced at the Kitchen and Bath Show was launched formally at the Builders’ Show in January 2005. Lasco’s efforts to grow acrylic sales continued to show results with acrylic sales for the year increasing by around 15 per cent.

OPERATING MARGINS

Annual Review 2004 | 23

Operating and financial review
continued

OPERATING EXCEPTIONAL ITEMS

	2004
	Operating exceptional items £ million	Cash flow
		One off costs £ million	Capital expenditure £ million
Projects started in 2003 and prior:
Industrial & Automotive	14.1	13.9	8.7
Engineered & Construction Products	0.2	3.3	—
Projects started in 2004:
Industrial & Automotive	0.7	0.7	0.8
Air Systems Components	1.0	1.2	0.5
Engineered & Construction Products	1.5	1.0	—
Total Group	17.5	20.1	10.0

Lasco Fittings showed year-on-year improvements in sales, but suffered the effects of substantial increases in the cost of its major raw material. An investment project for large-diameter pipe fittings was initiated in the third quarter. This will enable Lasco to penetrate new markets such as water reclamation and aquaculture. Initial production commenced towards the end of the year with volumes ramping up in January 2005.

Philips saw continued development of its share of the residential doors and windows market, with sales to this market up 5.1 per cent.

The net impact of raw material price increases on the business group, in particular steel and oil-based chemical derivatives, was approximately £7.7 million for the year. Savings from lean manufacturing totalled £1.5 million in 2004.

Events impacting our financial performance and position

a. Raw materials

The net impact of increases in raw material costs absorbed by the Group in 2004 was £18.0 million.

b. Operating exceptional items

The operating exceptional items are set out in the table above. These are costs relating to strategic manufacturing initiatives, which are charged in arriving at operating profit, but which are abnormal in nature in that they relate to costs associated with major restructuring initiatives of the Group.

Restructuring costs tend to be a continuing feature of manufacturing and in the future you may expect annual recurring costs of the order of £10 million. We will continue to charge these costs against operating profit as we have done in the past but will separately identify them if significant.

c. Non-operating exceptional items

The sale of the European curved hose business in Nevers, France, was completed on 17 November 2004. There was a loss on disposal of the business of £2.1 million. The closure of the European curved hose business in St Just, Spain was also completed in the year with costs of £16.2 million. Provisions amounting to £29.6 million for exit from these businesses were reversed in the year.

On 30 January 2004 and 31 January 2004 respectively, the business and assets of Hattersley Newman Hender Limited and Pegler Limited were sold for a combined consideration, before costs, of £13.0 million of which £5.8 million is deferred. Further net proceeds of £0.6 million were received after related closure costs and the disposal of the vacant site. There was a loss on disposal of the businesses of £72.9 million, including £51.4 million of recycled goodwill, of which £72.9 million was provided in the year ended 3 January 2004.

On 1 June 2004, Mayfran International Inc. was sold for a total consideration of $12.7 million (£6.9 million) of which $4.2 million (£2.3 million) was deferred. There was a loss on sale of £19.0 million, including £13.1 million of recycled goodwill.

On 10 June 2004, the wheels and rims business of Dexter Axle was sold for a total consideration of $10.9 million (£6.0 million) of which $1.8 million (£1.1 million) remains deferred at the year-end. There was a gain on sale of £3.1 million.

Costs on prior year disposals resulted in losses of £0.9 million being recognised in 2004. Deferred consideration, net of these costs, resulted in additional proceeds of £1.3 million being received during the year and £0.5 million was received in advance relating to the post year-end disposal of Unified Industries Inc.

Further details on non-operating exceptional items can be found in the notes to the Directors’ Report and Accounts, a separate report to shareholders.

Interest

The net interest expense for the year was £15.1 million (2003: £8.4 million). Higher interest costs largely reflected the impact of the redemption of the redeemable convertible cumulative preference shares in August 2003.

Earnings per share

We have presented basic earnings per share before and after amortisation of goodwill and non-operating exceptional items. Before amortisation of goodwill and non-operating exceptional items, basic earnings per share was 22.55 pence compared with 18.78 pence in 2003. After goodwill and non-operating exceptional items, earnings per share was 20.37 pence compared to 18.53 pence in 2003.

Dividends

The dividends to our preference shareholders are dollar denominated and in the year, the sterling equivalent was £15.6 million (2003: £28.9 million). Preference dividend payments have reduced as a result of the

24 |

Tomkins

CASH FLOW

	2004 £ million	2003 £ million
Opening (debt)/funds	(264.7)	157.6

Net cash inflow from operating activities	333.9	332.0
Capital expenditure (net)	(152.2)	(114.0)

Operating cash flow	181.7	218.0
Tax	(39.8)	(29.6)
Interest and preference dividends	(31.4)	(40.2)
Translation and other movements	6.9	16.6

Free cash flow to equity	117.4	164.8
Redemption of preference shares	—	(384.5)
Acquisitions and disposals	(2.7)	(105.1)
Ordinary dividends	(94.5)	(97.5)

Net funds movement	20.2	(422.3)

Closing (debt)	(244.5)	(264.7)

TOTAL RECOGNISED GAINS AND LOSSES

	2004		2003
	£ million	£ million	£ million	£ million
Profit attributable to shareholders		172.6		171.8
Foreign exchange translation:
– Group	(31.9)		(41.5)
– Associates	(0.2)		(0.4)

		(32.1)		(41.9)

Total recognised gains and losses		140.5		129.9

redemption of the redeemable preference shares and due to the weakening of the US dollar.

The dividends to holders of ordinary shares for the year were £97.3 million (2003: £92.8 million). This represents dividend cover, before goodwill amortisation and non-operating exceptional items, of 1.8 times (2003: 1.6 times). Cash cover was 1.2 times (2003: 1.5 times). Cash cover is based on cash flow after interest, tax and preference dividends (free cash flow to equity) compared to ordinary dividends paid.

Cash flow

The cash movement for the year is summarised in the above table. The chart below shows the movement in free cash flow to equity.

Operating cash flow is stated after £20.1 million of restructuring costs and £10.0 million of capital expenditure associated with the various restructuring costs.

Capital expenditure

During the year, capital expenditure was £157.7 million representing 1.4 times depreciation and an increase of 11.8 per cent over 2003. The major capital expenditure projects were the capacity expansion at Stackpole, new facilities in China and systems development expenditure at Gates.

Capital expenditure before disposals is expected to be around £160 million in 2005.

Working capital

Additional efforts were made in the final quarter to end the year with a good working capital performance. For the year as a whole the Group’s working capital measure, average working capital as a percentage of moving annual total sales, was 13.5 per cent compared to 13.4 per cent in 2003.

Total recognised gains and losses

The adjacent table shows the statement of total recognised gains and losses.

3	Funding and distribution policy

Funding for sustaining investment and investment for organic growth is met initially from internally generated cash flow (cash flow after interest, tax and preference dividends). The resulting net cash flow available for equity holders, together with debt finance available within the debt capacity of the Group, will determine the funding for acquisitions and distribution policy. The debt capacity of the Group is determined by our objective to maintain a stable capital structure and the Group’s investment grade debt rating.

We aim to grow the dividend steadily and progressively in line with the overall long-term cash generation of the Group. When the Group generates surplus cash and existing investment needs are met, then the economics of share repurchases or special dividends to shareholders will be examined.

4	Economic performance

Accounting metrics

We assess the accounting return on capital invested in our businesses in two ways.

BRIDGE OF FREE CASH FLOW TO EQUITY(1)

(1)	Free cash flow to equity is defined as cash flow before acquisitions and disposals and ordinary dividends.

(2)	Excluding strategic manufacturing initiatives.

Annual Review 2004 | 25

Operating and financial review continued

Return on net operating assets is a pre-tax measure of the return on the book value of capital employed in the businesses and represents a measure of the financial productivity of the cash invested in the operating assets of the business.

Return on invested capital is an after-tax measure of the return on the invested capital employed in the business taking into account the goodwill associated with the acquisition of the business and represents a measure of the financial return on the total financial investment in the business.

The charts below set out the return on average invested capital and the return on average net operating assets for each business and the Group.

Cash flow metrics

We assess the cash flow performance of each of our businesses based on the percentage of operating profit (before operating exceptional items) converted to operating cash flow (cash conversion). The cash conversion for each of the business groups and for the Group as a whole is shown below.

Economic metrics

To track the economic performance of the Group we look at cash added value and economic return.

Cash added value is an absolute measure of value created based on after-tax EBITDA less sustaining investment and a charge for cost of capital. The charge for cost of capital is based on the weighted average cost of capital applied to the average book value of investment in the business including goodwill associated with acquisitions.

The economic return is based on cash added value expressed as a percentage of the average book value of investment.

The trends of cash added value and economic return are used to assess the allocation of capital over the long-term.

Weighted average cost of capital

The weighted average cost of capital is the weighted average by value of the after-tax costs of each of the elements of the Group’s capital structure.

The cost of equity is calculated using the capital asset pricing model with the risk-free rate based on a ten-year sterling government bond rate, an equity beta of one and an equity market risk premium of 4 per cent. The value of equity is the current market value of the ordinary shares of Tomkins.

The cost of debt comprises both the cost of the perpetual preference shares and the cost of the Group’s net debt after tax at a normalised tax rate of 30 per cent. The value of net debt used is the actual current sterling value of the Group’s net debt. The value of the preference shares is the current sterling equivalent nominal value of the preference shares.

A graph showing the weighted average cost of capital during the year is shown on page 27.

5	Research and development

Applied research and development is important to the Company’s manufacturing businesses. The Company does not have a Group-wide research and development programme, although it maintains development centres in Japan, Europe and the United States. Companies within the Group are encouraged to review their products regularly and to develop them in accordance with perceived market trends. The Company’s measured expenditure on research and development was £51.3 million in 2004 (2003: £58.6 million). Research and development expenditure is expensed in the period in which it is incurred.

6	Liquidity and capital resources

Our medium-term aim is to maintain an appropriate mix of equity and debt to ensure an efficient capital structure consistent with our desired investment grade financial profile. Our debt capacity is assessed within this aim. Our long-term debt finance requirements are also defined within these parameters and with an understanding of our future financial needs for capital investments, acquisitions and dividends.

7	Treasury management

Treasury responsibilities and philosophy

The primary responsibilities of the central treasury function are to procure the Group’s capital resources and to maintain an efficient capital structure, together with management of the Group’s liquidity, foreign exchange and interest rate risks on a Group-wide basis.

The central treasury function operates within strict policies and guidelines approved by the Board. Compliance with these policies and guidelines is monitored through the regular reporting of treasury activities.

A key element of our treasury philosophy is that funding, interest rate and currency risk decisions and the location of cash and debt balances are determined independently from each other. For example, the Group’s debt requirements are met by raising funds in the most favourable markets, with the desired currency profile of net debt being achieved by entering into foreign exchange contracts where necessary. Similarly, the desired interest rate maturity of net debt is achieved by taking account of all debt and cash balances together with any foreign exchange transactions used to manage the currency profile of net debt. We operate systems to ensure that all relevant assets and liabilities are taken into account on a Group-wide basis when making these decisions. This portfolio approach to financial risk management enables our activities in these areas to be carried out effectively and efficiently and with a high degree of visibility.

Details of corporate bonds and EMTN programme

We have a Euro Medium Term Note Programme under which Tomkins may issue bonds up to a total maximum principal amount of £750 million. Our initial bond under the programme in December 2001 was for £150 million with a ten-year maturity and was issued at a coupon of 8 per cent.

In September 2003 we issued a further £250 million bond with a twelve-year maturity at a coupon of 6.125 per cent. The proceeds of this bond issue were used to finance the early redemption of the redeemable convertible cumulative preference shares, which took place in August 2003.

RETURN ON AVERAGE NET

OPERATING ASSETS

RETURN ON AVERAGE

INVESTED CAPITAL

CASH CONVERSION

26 |

Tomkins

Credit rating

In December 2001 we established long-term credit ratings with Moody’s and S&P. Our ratings have remained unchanged since this date at Baa2 and BBB respectively and cover our Euro Medium Term Note Programme and £250 million bond issued by Tomkins Finance plc, a directly owned subsidiary of Tomkins plc that carries out all of the Group’s central treasury activities, together with our £150 million bond issued by Tomkins plc. We also have a short-term rating of P-2 with Moody’s. Our aim is to manage the Group’s capital structure to preserve these ratings.

Maturity profile of borrowings and borrowing facilities

The maturity profile of our borrowing facilities is set out in the chart below.

Our committed bank borrowing facilities mainly comprise a multi-currency revolving credit facility of £400 million maturing in February 2009.

Borrowing facilities are monitored against forecast requirements and timely action is taken to put in place, renew or replace credit lines. Our policy is to reduce financing risk by diversifying our funding sources and by staggering the maturity of our borrowings.

Levels of borrowings and seasonality

During 2004 our gross and net borrowings remained stable, with gross and net debt of £434.8 million and £244.5 million on 1 January 2005 and £444.1 million and £264.7 million on 3 January 2004 respectively. The peak level of gross debt during the year was £460.3 million and the peak level of net debt during the year was £290.6 million.

We operate in a wide range of markets and geographic locations and as a result the seasonality of our borrowing requirements is low. Underlying cyclicality before capital expenditure is driven principally by the timing of our ordinary and preference dividends and interest payments.

Funding requirements for investment commitments and authorisations

At 1 January 2005 we had surplus cash balances in excess of those required to be held in the businesses for operational purposes. Accordingly, our present policy is to fund new investments firstly from existing cash resources and then from borrowings sourced centrally by Tomkins Finance plc. It is our intention to maintain surplus un-drawn borrowing facilities sufficient to enable our credit ratings to be maintained and to enable us to manage the Group’s liquidity through the operating and investment cycle. We maintain a regular dialogue with the rating agencies and the potential impact on our credit rating is taken into consideration when making capital allocation decisions.

Current versus prospective liquidity

At 1 January 2005 our committed 2009 £400 million bank credit facility was un-drawn and we had a further £231.5 million of other, mainly uncommitted, credit facilities and finance leases, of which £15.9 million was drawn for cash and £66.5 million was utilised through the issuance of bank guarantees and standby letters of credit. Total headroom under the facilities was £540.6 million in addition to cash balances of £190.3 million. If all of our uncommitted credit facilities were to become unavailable, our total committed borrowing headroom would be £321.2 million, in addition to our cash balances.

It is our policy to retain sufficient liquidity throughout the capital expenditure cycle to maintain our financial flexibility and to preserve our investment grade credit rating.

Maximising returns on cash balances

Our central treasury function is responsible for maximising the return on surplus cash balances within liquidity and counterparty credit constraints imposed by our Board-approved liquid funds policy. This is done, where practical, by controlling directly all surplus cash balances and pooling arrangements on an ongoing basis and by reviewing the efficiency of all other cash balances across the Group on a weekly basis. At 1 January 2005, £123.9 million of cash was under the direct control of Group treasury.

Cost and location of debt

Our weighted average cost of debt at 1 January 2005 was 6.5 per cent (2003: 6.2 per cent). The rise in the cost of debt is primarily due to higher interest rates applying in the currencies in which our net debt is denominated at the end of 2004 compared to 2003.

The net interest charge for the year to 1 January 2005 of £15.1 million was £6.7 million higher than the charge for the previous year. This increase was principally due to additional interest costs from the redemption of the preference shares in August 2003 and the acquisition of Stackpole in July 2003 (£7.3 million), combined with the impact of fixing our US dollar interest rates for up to 5 years in August 2003 (£1.1 million), offset by lower underlying net debt throughout the year (£1.7 million).

At 1 January 2005, our total cash balances were £190.3 million. Of this amount £75.3 million was invested in short-term deposits by our treasury department, £21.1 million of cash was held in our captive insurance company, Tomkins Insurance Limited, £34.9 million of cash was held in our Asian Unitta companies and £59.0 million of cash was held in centrally controlled pooling arrangements and with local operating companies. £170.4 million of our cash was interest earning. Our policy is to apply

	Committed £ million	Uncommitted £ million	Total £ million
Available borrowing facilities	815.6	219.4	1,035.0
Cash drawings	(412.0)	(15.9)	(427.9)
Bonds, standby letters of credit, bank guarantees	—	(66.5)	(66.5)

Total headroom			540.6
Less uncommitted facilities			(219.4)

Committed headroom			321.2

Cash balances			190.3

WEIGHTED AVERAGE COST OF CAPITAL

MATURITY PROFILE OF BORROWINGS

AND BORROWING FACILITIES

Annual Review 2004 | 27

Operating and financial review continued

funds from one part of the Group to meet the obligations of another part wherever possible, to ensure maximum efficiency of the Group’s funds. No material restrictions apply which limit the application of this policy. It is anticipated that surplus cash in excess of that required for operating purposes held in operating companies will be repatriated or reinvested in new investments during 2005.

Cash flow and net debt

We do not anticipate any material long-term deterioration in our overall liquidity position in the foreseeable future.

Contractual obligations and financial commitments

At 1 January 2005, we had £66.5 million of bank and insurance company issued bonds, guarantees and standby letters of credit in issue. These were issued primarily in favour of insurance companies for the fronting of workers’ compensation claims in the US, in addition to other contractual counterparties for operational purposes. Our annual operating lease rentals were £21.4 million in 2004 (2003: £21.8 million).

Foreign currency transaction exposures

The foreign currency transaction exposures in the business are protected with forward currency purchases and sales. These are put in place when foreign currency trading transactions are committed or when there is a high likelihood of such transactions arising. All foreign exchange contracts are carried out by our central treasury function except in cases where this is prohibited by local regulations. In these cases, local transactions are reported to central treasury on a systematic basis.

Our transaction exposures arise in currency pairs with the main currency pair exposures for the year ended 1 January 2005 being USD to MXN (£36.7 million), USD to GBP (£27.9 million), and GBP to EUR (£42.7 million). The total loss on major transaction exposures during the year as a result of the movement of average exchange rates from 2003 to 2004, was £0.6 million. The impact of our hedging activities during 2004 was a net loss of £0.1 million.

Foreign currency translation exposures

To the extent that Tomkins is funded by shareholders’ equity, overseas investments are not hedged. The Group’s net borrowings are generally retained in proportion to the currencies in which the Group’s assets are denominated, to hedge the foreign currency translation exposure arising from the Group’s overseas investments. The net debt position comprises principally US dollars, Canadian dollars and Euros.

Dividends are funded by converting the foreign currency cash flows generated by overseas investments at the time of payment of the dividend. Interest payments on foreign currency net borrowings are funded with cash flows generated by the corresponding foreign currency investments.

We do not hedge foreign currency profit and loss translation exposures and we are subject to the risk of currency fluctuation. We estimate a movement of 10 per cent in the US dollar to sterling exchange rate has an impact on reported operating profits of around 7 to 8 per cent. This risk is partly offset to the extent that interest arises on foreign currency net borrowings.

Information on our use of derivatives and financial instruments is given in note 28 to the Directors’ Report and Accounts, a separate report to shareholders.

Interest rate risk management

Our central treasury function ensures that the interest rate profile desired by the Board is maintained and manages interest rate gaps in each currency in which the Group has an exposure. This is achieved by considering the portfolio of all of our interest bearing assets and liabilities across the Group. Our net desired interest rate profile in each currency is then managed by entering into interest rate swaps, options and forward rate agreements. At 1 January 2005, the interest rate maturity profile of our Canadian dollar, Euro and sterling net debt was less than 3 months.

The graph below shows our US dollar interest rate maturity profile as at 1 January 2005.

Borrowing covenants

We are subject to covenants, representations and warranties commonly associated with investment grade borrowings on our £400 million committed 2009 bank facility, our £150 million 2011 bond and our £250 million 2015 bond.

We are subject to two financial covenants under our £400 million committed bank facility. The ratio of net debt to consolidated EBITDA must not exceed 2.5 times and the ratio of consolidated operating profit to consolidated net interest charge must not be less than 3.0 times. Throughout 2004 we have been comfortably within these limits. These financial covenants are calculated by applying UK GAAP frozen as at 31 December 2002 and are therefore unaffected by accounting changes associated with the transition to International Financial Reporting Standards.

8	Taxation

The overall objective of the Group tax function is to efficiently plan and manage the tax affairs

NET CASH INFLOW FROM OPERATING ACTIVITIES

	2004 £ million	2003 £ million
EBITDA(1)	376.5	364.5
Costs on disposal of business	(1.8)	—
Costs on exit of business	(16.2)	—
Movement in provisions	(8.1)	(12.0)
Movement in working capital	(20.4)	(22.9)
Other items not involving the movement of funds	3.9	2.4

Net cash inflow from operating activities	333.9	332.0

(1)	Earnings before interest, tax, depreciation and amortisation, before non-operating exceptional items.

US DOLLAR INTEREST RATE MATURITY PROFILE

28 |

Tomkins

of the Group within the various local tax jurisdictions of the world so as to achieve the lowest tax cash cost consistent with compliance with the local tax regulations.

The net tax charge and the net cash tax cost as a percentage of operating profit for the period 2002 through to 2004 are shown in the chart below.

The effective tax rate for the year was 19.0 per cent. A total charge of £57.5 million represented an effective rate of 25.7 per cent on profit before tax. This was before a release of £15.0 million which reduced the total tax charge. The reduction in the provision arose as a result of the closure of a number of previously open tax years. The percentage net tax cash cost was 17.8 per cent.

Generally the charge for taxation is affected by the varying tax rates in different jurisdictions applied to taxable profits and the mix of those profits, by the rules impacting deductibility of certain costs, such as finance costs, and by the rules relating to double taxation relief.

Although we have been successful in minimising the cash tax cost of the Group the increasing focus of taxation authorities around the world on the tax affairs of multinational corporations is likely to lead to a gradual increase in cash tax costs over time.

We take a prudent approach to the management of the Group’s tax affairs and provisions are set to cover any tax exposures the Group may have.

9	Pensions

The asset values and the discount rates of the liabilities are based on the financial markets existing at our financial year-end and the present value of scheme liabilities for the Group’s defined benefit plans exceeded the market value of scheme assets by £138.2 million (2003: £148.2 million). After adjusting for unrecoverable surpluses and after the recognition of the related deferred tax asset, the net pension liability reduces to £97.8 million (2003: £103.7 million). Under FRS 17 this deficit would have to be included in the balance sheet.

The reduction in the under-funded status of the plans is primarily due to the impact of a more favourable asset return environment and an increase in the market value of scheme assets.

Cash contributions to the defined benefit schemes in 2004 were £19.4 million (2003: £24.3 million) and £19.6 million was charged to the profit and loss account (2003: £19.1 million). We estimate cash contributions to the defined benefit schemes in 2005 will be £36 million, an increase of £17 million on 2004.

The total charge to the profit and loss account, including defined contribution schemes, was £45.9 million (2003: £47.9 million). At 1 January 2005, pension related assets of £28.2 million (2003: £25.3 million) and pension related liabilities of £55.3 million (2003: £53.4 million) were included in debtors and creditors respectively.

Tomkins continues to address the pension deficit, which was largely created by the negative equity returns of 2000-2002, through a combination of active investment management, adequate funding levels and proper oversight of pension benefits. Although the equity positions of many UK-based pension schemes were reduced during 2004 in favour of a greater allocation to fixed income, the pension assets participated in the strong equity market returns of 2003 and 2004 contributing to the reduction of the deficits. We are confident that continued funding at reasonable and sustainable levels, in addition to continued reallocation of assets and reduction of overall portfolio risk, will result in Tomkins meeting its obligations to the pensioners.

Factors driving deficits

The primary factors that continue to contribute to the pension deficits can be summarised as low interest rates and improving longevity estimates of our scheme members:

•	Although short-term interest rates have begun to increase, long-term rates (which are used to value future pension liabilities) continue to be below the historic mean. As long-term rates rise, we expect an overall favourable adjustment in the valuation of pension liabilities.

•	Preliminary reports from the actuarial profession in the UK indicate that life expectancy is improving at a significantly faster rate than previously projected. The preliminary findings are being incorporated into the tri-annual valuations of UK Schemes, resulting in increasing liabilities. Further adjustments to longevity will need to be assessed for each specific scheme reflecting occupations and locations of the members.

Pensions funding strategy

The Company remains committed to responsibly funding pensions. In the UK, this means satisfying the funding agreements made with the Trustees of the schemes in order to eliminate deficits over a reasonable period of time. In the US, funding objectives generally seek to avoid PBGC (Pension Benefit Guaranty Corporation) variable rate premiums, accelerated funding charges mandated by ERISA (Employee Retirement Income Act of 1974) and remain above the ERISA required minimum funding levels. Accordingly most plans are funded on the basis of reaching or exceeding 90 per cent funded on a current liability basis.

Pensions investment strategy

Tomkins continues to manage all pension scheme assets in a broadly diversified portfolio balancing fixed income with equity assets. The assets have enjoyed a slight performance premium due to an allocation to active managers with specific investment mandates, including international and emerging market equities. Although we have been satisfied with the investment performance, the Company is investigating additional strategies to extend the duration of the fixed income portfolio to more closely match the pension liabilities as well as overlay interest rate hedging techniques to reduce overall portfolio risk and volatility of future funding.

10	Critical accounting policies and accounting developments

Critical accounting policies

Our significant accounting policies are more fully described in the notes to the consolidated financial statements (see the Directors’ Report and Accounts, a separate report to shareholders). Certain of our

TAX CHARGE AND CASH TAX COST

Annual Review 2004 | 29

Operating and financial review continued

accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our significant accounting policies include:

Pension and other post retirement benefits

The determination of our obligation and expense for pension and other post retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions, which are reviewed annually by the Company, are described in Note 26 to the consolidated financial statements (see the Directors’ Report and Accounts, a separate report to shareholders) and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation, healthcare costs and other economic and demographic factors.

Tomkins operates pension plans throughout the world. Over 60 per cent of Tomkins employees are either in the UK or in the US. In the UK the majority of plans is based on final pensionable salary and there is a small number of defined contribution plans. A number of defined benefit plans is operated by a number of the Group’s US subsidiaries. However, defined contribution plans, which include profit sharing plans, cover most of Tomkins’ US employees. Both defined benefit and defined contribution plans are operated for employees in the rest of the world.

We disclose our pension and post retirement benefits in accordance with accounting principles generally accepted in the United Kingdom. We currently apply Statement of Standard Accounting Practice No. 24 “Pension Costs”, under which the cost of pension plans and other post-retirement benefits are charged to the profit and loss account so as to spread the costs over the employees’ working lives with the Group. Actual results that differ from our assumptions are accumulated and amortised over future periods and therefore, generally affect our recognised expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense.

As permitted by the transitional arrangements of Financial Reporting Standard No. 17 “Retirement benefits” (“FRS 17”), Tomkins has elected to defer its implementation. The disclosures required under the transitional arrangements are set out in note 26 to the consolidated financial statements (see the Directors’ Report and Accounts, a separate report to shareholders).

Valuation of long-lived assets and investments

We periodically review the carrying value of our long-lived assets and investments for continued appropriateness and when events and changes in circumstances occur that would more likely than not reduce the fair value of the Company’s reporting units below their carrying value. This review is based upon our projections of anticipated future cash flows. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rate, long-term growth rate and appropriate market comparable. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations. The Company’s assessments of impairment of long-lived assets, including goodwill and purchased intangible assets, and its periodic review of the remaining useful lives of its long-lived assets, are an integral part of the Company’s ongoing strategic review of the business and operations, and are also performed in conjunction with the Company’s periodic restructuring actions. Therefore future changes in the Company’s strategy could impact the projected future operating results that are inherent in the Company’s estimates of fair value resulting in impairments in the future. Additionally, other changes in the estimates and assumptions, including discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of long-lived assets and goodwill, could change and, therefore, impact the assessments of impairment in the future.

Environmental commitments

We accrue for environmental liabilities based on estimates of known environmental remediation exposures. The liabilities include accruals for sites owned and formerly owned by Tomkins. Our cost estimates include remediation and the long-term monitoring of relevant sites and may be affected by changing determinations of what constitutes an environmental liability or an acceptable level of remediation. An ongoing monitoring and identification process is in place to assess how the activities with respect to the known exposures are progressing against the accrued cost estimates, as well as to identify other potential remediation sites that are presently unknown. Environmental provisions totalling £8.1 million were included in the consolidated balance sheet at 1 January 2005.

Stock

We reduce the carrying value of stock based on estimates of what is excess, slow moving and obsolete. In addition, we reduce the carrying value of stock whose carrying value is in excess of net realizable value. These write-downs are based on current assessments of future demand, market conditions and related management initiatives. We would be required to further reduce the carrying value of this stock if, in the future, we determined that the market conditions and actual demands were less favourable than those projected and as a result stock was overvalued. The subsequent write-down would be charged to the income statement at the time such determination was made. If, in the future, we determined that the stock write-downs were overstated and stock was undervalued, we would recognise the increase to earnings at the time the related stock was sold. However, historically actual results have not differed materially from management’s estimates.

Tax

Our tax charge is based on the profit for the year and takes into account tax deferred due to timing differences between the treatment of certain items for tax and accounting purposes. We provide for

30 |

deferred tax in accordance with accounting principles generally accepted in the United Kingdom. Deferred tax is provided in full on all liabilities. Deferred tax assets are recognised to the extent it is regarded that it is more likely than not that there will be suitable profits from which the future reversal of the underlying timing differences can be deducted and for this purpose Tomkins considers only future periods for which forecasts are prepared.

Tomkins operates within multiple tax jurisdictions and is subject to audit in those jurisdictions. These audits can involve complex issues, which may require an extended period of time for resolution. Although we believe that adequate provision has been made for such issues, there is a possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of the Company. Conversely, if these issues are resolved favourably in the future, the related provisions would be reduced, resulting in a positive impact on earnings.

11	IFRS

With effect from the first quarter of 2005, Tomkins will present its results in accordance with International Financial Reporting Standards (IFRS). Consequently, the 2004 Directors’ Report and Accounts is the last to contain the Group’s financial statements prepared in accordance with UK GAAP.

We have been preparing for the transition to IFRS since 2003. Our work is progressing well and we are currently finalising the restatement of our 2004 results in accordance with IFRS.

We will be holding a webcast briefing for investors ahead of our first quarter results’ announcement at which we will present our results for 2004 restated in accordance with IFRS. Details of how to access the presentation will be available on the Company’s website, www.tomkins.co.uk, nearer the time.

During 2005, our quarterly results announcements will contain comparative information for 2004 restated in accordance with IFRS and reconciled to the amounts previously reported under UK GAAP.

We appreciate that there is uncertainty in the market concerning the impact of IFRS and would welcome any questions that investors may wish to ask as the picture unfolds. In the meantime, we provide below a summary of the significant differences between UK GAAP and IFRS that are relevant to Tomkins.

While the adoption of IFRS will have no impact on the underlying cash and economic performance of our business, our reported results are likely to be impacted by the volatility introduced by the required adoption of a fair value accounting model and changes in the format of the income statement.

Business combinations

We have decided not to revisit the accounting for past business combinations. As a result, the carrying amount of goodwill recognised under UK GAAP on past acquisitions will not be restated and goodwill that was written-off to reserves will no longer be “recycled” to the income statement in the event of the disposal of the acquired business.

Goodwill recognised on acquisitions will continue to be measured using fair valuation techniques, but we will be required to recognise separately certain acquired intangible assets that would have been subsumed within goodwill under UK GAAP.

Going forward, goodwill will no longer be amortised but will be subject to an annual impairment test.

Research and development costs

Under UK GAAP, research and development costs are written off to the income statement in the period in which they are incurred. Under IFRS, we will continue to write off all research costs but development costs relating to new or substantially improved products or processes must be capitalised as an intangible asset if certain conditions relating to the feasibility of the project are met.

Due to the nature of our businesses, most of the Group’s development expenditure results in incremental improvements to existing products and processes and will not therefore qualify for capitalisation under IFRS.

Derivatives and hedge accounting

Going forward, the derivative financial instruments that the Group uses to manage its currency and interest rate exposures will be recognised as assets and liabilities stated at their fair values at the balance sheet date and changes in their fair values will be recognised in the income statement.

While it is possible to use so-called “hedge accounting” to mitigate the volatility in reported profit that may result, there may be circumstances where it may be not be possible for us to apply hedge accounting to our current hedging activities.

We are therefore likely to experience some volatility in our income statement arising from our hedging activities.

Retirement benefits

Under IFRS, the basis of accounting for retirement benefits is broadly similar to that required by FRS17 “Retirement Benefits” on which we provide transitional disclosures in notes 20 and 26 to the financial statements (see the Directors’ Report and Accounts, a separate report to shareholders).

Share based payments

Under UK GAAP, we measure the cost of employee share schemes based on the intrinsic value of the awards. Under IFRS, the cost must be based on the fair value of the awards. Due to the nature of our existing schemes and the relevant transitional provisions, we do not expect there to be a significant impact on our restated 2004 results.

Preference shares

Under UK GAAP the 5.560 per cent voting convertible cumulative preference shares are presented as non-equity shareholders’ funds. Under IFRS, the carrying value of these shares must be split for accounting purposes between a liability component, representing the present value of the obligation to pay dividends in perpetuity, and an equity component, representing the fair value of the holder’s option to convert into ordinary shares. Dividends payable on the shares will be presented as finance costs in the income statement, rather than as an appropriation of profit.

Convergence with US GAAP

For the benefit of US investors, we will continue also to present our results in accordance with US GAAP.

Generally, there are fewer differences between IFRS and US GAAP than there were between UK GAAP and US GAAP. Differences in important areas such

Annual Review 2004 | 31

Operating and financial review continued

as business combinations, goodwill and intangible assets, employee share schemes and hedging activities, will largely be eliminated either immediately or gradually over time. However, some differences will remain and we will provide an analysis of them when we announce our 2004 results restated in accordance with IFRS.

12	US GAAP

Operating income from continuing operations under US GAAP in 2004 was $477.1 million, an increase of 23.7 per cent, compared to $385.6 million in 2003. Net income under US GAAP was $377.7 million in 2004, a decrease of 11.5 per cent, compared to $426.7 million in 2003.

The differences between operating income under US GAAP and UK GAAP arise from the treatment of restructuring costs, goodwill, intangible assets, inventory, pension costs and share options. Net income under US GAAP is subject to additional adjustments relating to the treatment of costs associated with exit or disposal activities, capitalised interest, derivatives and deferred tax.

Shareholders’ equity under US GAAP was $2,923.1 million at 1 January 2005, compared to $2,697.0 million at 3 January 2004. The adjustments from UK GAAP reflect the cumulative effect of adjustments noted above.

A reconciliation of the reported financial information prepared under UK and US GAAP is shown on page 53.

13	Going concern

The Directors are confident, on the basis of current financial projections and facilities available, that the Company and the Group have adequate financial resources to continue in operation for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing the financial statements.

14	Operating statistics, performance analysis and financial data

DETAILED CHANGES IN UNDERLYING SALES AND OPERATING PROFIT

	Sales 2004 £ million	Change in underlying sales Per cent	Change in underlying operating profit Per cent
Industrial & Automotive
Powertrain	913.7	2.9%	5.6%
Fluid Power	323.7	16.1%	78.4%
Wiper Systems	253.6	(2.4%)	(34.9%)
Fluid Systems	228.0	10.4%	14.9%
Other I&A	213.9	(3.0%)	123.2%
Total	1,932.9	4.3%	11.4%

Air Systems Components
Total	423.0	5.3%	24.9%

Engineered & Construction Products
Lasco	215.3	8.6%	(5.0%)
Philips Doors & Windows	139.3	4.0%	(3.3%)
Material Handling	81.9	16.0%	60.0%
Dexter Wheels & Axles	181.7	16.1%	6.1%
Continuing operations	618.2	10.5%	4.4%
Discontinued operations(1)	6.2	0.0%	0.0%
Total	624.4	10.4%	4.4%

Group	2,980.3	5.7%	12.8%

(1)	Discontinued operations refer to the Valves, Taps & Mixers business, the exit of which was completed in January 2004.

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Tomkins

ANALYSIS OF MOVEMENT IN SALES AND OPERATING PROFIT FROM 2003 TO 2004

	£ million	Sales	£ million	Operating profit before operating exceptional items(1)	£ million	Operating exceptional items		£ million	Operating profit after operating exceptional items(1)
Group		Change		Change		Change			Change
2003	3,150.4		271.8		(35.9)			235.9
Exchange rate effect	(265.7)		(27.0)		2.0		(25.0)
Disposals	(121.6)		(3.1)		—		(3.1)
2003 acquisitions(2)	56.7		4.9		—		4.9

	2,819.8		246.6		(33.9)
2004 acquisitions	1.1	—	—	—	—	—	—
Restructuring charges	—	—	—	—	16.4	48.4%	16.4
Underlying change	159.4	5.7%	31.5	12.8%	—	—	31.5

								24.7	10.5%

2004	2,980.3		278.1		(17.5)			260.6

Industrial & Automotive
2003	1,977.2		189.9		(20.7)			169.2
Exchange rate effect	(153.4)		(16.4)		1.5		(14.9)
Disposals	(28.1)		(3.1)		—		(3.1)
2003 acquisitions(2)	56.7		4.9		—		4.9

	1,852.4		175.3		(19.2)
2004 acquisitions	1.1	—	—	—	—	—	—
Restructuring charges	—	—	—	—	4.4	22.9%	4.4
Underlying change	79.4	4.3%	20.0	11.4%	—	—	20.0

								11.3	6.7%

2004	1,932.9		195.3		(14.8)			180.5

Air Systems Components
2003	447.9		42.3		(4.1)			38.2
Exchange rate effect	(46.0)		(4.5)		0.4		(4.1)

	401.9		37.8		(3.7)
Restructuring charges	—	—	—	—	2.7	73.0%	2.7
Underlying change	21.1	5.3%	9.4	24.9%	—	—	9.4

								8.0	20.9%

2004	423.0		47.2		(1.0)			46.2

Engineered & Construction Products (continuing operations)
2003	648.2		63.3		(0.7)			62.6
Exchange rate effect	(67.4)		(6.8)		0.1		(6.7)
Disposals	(21.5)		0.2		—		0.2

	559.3		56.7		(0.6)
Restructuring charges	—	—	—	—	(1.1)	(183.0%)	(1.1)
Underlying change	58.9	10.5%	2.5	4.4%	—	—	2.5

								(5.1)	(8.1%)

2004	618.2		59.2		(1.7)			57.5

Engineered & Construction Products (discontinued operations)
2003	77.1		0.3		(10.4)			(10.1)
Exchange rate effect	1.1		—		—		—
Disposals	(72.0)		(0.2)		—		(0.2)

	6.2		0.1		(10.4)
Restructuring charges	—	—	—	—	10.4	100.0%	10.4
Underlying change	—	—	—	—	—	—	—

								10.2	101.0%

2004	6.2		0.1		—			0.1

Central Costs
2003	—		(24.0)		—			(24.0)
Exchange rate effect	—		0.7		—		0.7

	—		(23.3)		—
Underlying change	—	—	(0.4)	(1.7%)	—	—	(0.4)

								0.3	1.3%

2004	—		(23.7)		—			(23.7)

(1)	Before goodwill amortisation.

(2)	Adjustment to bring acquisitions made in 2003 to a comparable basis.

Annual Review 2004 | 33

Board of Directors

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Tomkins

Board of Directors

1	David Newlands

Non-executive Chairman. Aged 58.

Appointed to the Board in August 1999 and became Chairman in June 2000. He is Chairman of KESA Electricals plc, PayPoint plc, Deputy Chairman of The Standard Life Assurance Company and a director of a number of other companies. He was formerly Finance Director of The General Electric Company, p.l.c. and Chairman of Britax International plc.

2	James Nicol

Chief Executive Officer. Aged 51.

Appointed to the Board in February 2002. Former President and Chief Operating Officer of Magna International Inc., the Canadian automotive parts company. He joined Magna in 1987 as Vice-President, Special Projects, following a successful career as a commercial lawyer. He left in 1992 to set up TRIAM Automotive Inc. and returned to Magna as Vice-Chairman when Magna acquired TRIAM in 1998.

3	Ken Lever

Finance Director. Aged 51.

Appointed to the Board in November 1999. He is a non-executive director of Vega Group PLC. He is a Chartered Accountant and a member of the ICAEW Financial Reporting Committee and Chairman of the Hundred Group Financial Reporting Committee. He has held executive directorships at Albright and Wilson plc, Alfred McAlpine PLC and Corton Beach plc and was a partner in Arthur Andersen.

4	Norman Broadhurst

Independent Non-executive Director. Aged 63.

Appointed to the Board in December 2000. He is currently Chairman of Chloride Group PLC and Freightliner Limited. He is also a non-executive director of Cattles plc, Old Mutual plc and United Utilities PLC. He was Group Finance Director of Railtrack PLC from 1994 to 2000.

5	Jack Keenan

Independent Non-executive Director. Aged 68.

Appointed to the Board in November 2001. He is presently a non-executive director of Marks and Spencer Group p.l.c. and The Body Shop International plc, and is the patron of the Centre for International Business and Management at Cambridge University. Previously he was Chairman of Kraft International, Chief Executive of Guinness United Distillers & Vintners Ltd and an executive director of Diageo plc until he retired in October 2001.

6	Ken Minton

Independent Non-executive Director. Aged 68.

Appointed to the Board in December 2000. He is Executive Chairman of 4Imprint Group plc and a non-executive director of Solvay SA. He spent most of his career at Laporte plc where he was Managing Director for five years and then Chief Executive for ten years. Subsequently he was Executive Chairman of Arjo Wiggins Appleton PLC. He was also non-executive Chairman of John Mowlem & Company PLC and SGB Group Plc.

7	Sir Brian Pitman

Senior Independent Non-executive Director. Aged 73.

Appointed to the Board in June 2000. He is a non-executive director of The Carphone Warehouse Group PLC, Singapore Airlines, Virgin Atlantic Airways Limited and ITV plc, and is a senior advisor to Morgan Stanley. He retired in April 2001 from Lloyds TSB Group plc where he was Chief Executive for 13 years and Chairman for 4 years. He was also non-executive Chairman of NEXT Group plc from 1998 until May 2002.

8	Marshall Wallach

Non-executive Director. Aged 62.

Appointed to the Board in August 1999. He is President of Wallach Capital Advisors which is based in Denver, Colorado and advises the Gates family on its interests in the Group’s perpetual preference shares and other investments.

Annual Review 2004 | 35

Corporate social responsibility report

It is the aim of Tomkins to achieve, over time, best-in-class social, environmental and ethical standards in all of its businesses.

The Board and management of Tomkins recognise the important part that the Group and its businesses play in the communities in which they operate, their responsibilities and their impact on social, ethical and environmental matters.

In recognising these responsibilities, Tomkins is mindful of its obligations to its shareholders, employees and customers to provide products and services that customers are prepared to buy, whilst continuing employment opportunities and providing an acceptable return to shareholders.

Within this framework, Tomkins has taken a number of initiatives that have advanced these principles. These include lean manufacturing which has seen, amongst other things, cost-savings through a reduction in the use of raw materials, levels of waste and use of energy, together with an improvement in health, safety and environmental performance in many of the Group’s facilities. In the design, engineering and production of the Group’s products, consideration is given to the environmental impact of the manufacture and use to which such products are put. The Board of Tomkins encourages such policies within its businesses.

This report sets out a summary of the work the Group has undertaken during the year consistent with the principle of continuous improvement, and highlights the main achievements.

Socially Responsible Investment

It is the aim of Tomkins to achieve, over time, best-in-class social, environmental and ethical (“SEE”) standards in all of its businesses, and progress continues to be made, particularly in the areas of health, safety and environment (“HSE”). In support of the Group’s HSE policies and procedures, an HSE database is under development that will streamline the process for data collection, storage and reporting with multi-user access to track HSE performance as well as the ongoing HSE audit process. It will have two significant benefits: it will assist in expediting the resolution of outstanding audit findings, and will free-up skilled audit staff so they can conduct more on-site audits, at the same time as minimising the time spent on administrative functions.

The Board regularly takes account of the significance of SEE matters and how these impact the Group’s businesses and value. The Board ensures that appropriate and effective systems are in place to manage significant risks. This manifests itself in a number of ways. At the quarterly business reviews conducted by senior management, the significant risks facing each business are considered and strategies to mitigate these risks are discussed and agreed. Periodically, the Board receives a summary of the Group Risk Profile that sets out the most important risks facing the Group and its businesses, which may have an impact on the short, medium and long-term value of the Group. These risks cover a whole range of issues including pricing pressures, growth, investment, currency exposures, products, strategies for developing countries and any failure adequately to identify and manage significant environmental, health and safety issues. Each of the risks is assessed for its impact on profit and cash flow, the likelihood of its occurrence, and the scope for mitigation or reduction of the risk. The risks are kept under review until they are either wholly mitigated or no longer represent a significant risk to the Company and its short and long-term value.

Other important areas where SEE issues are taken into account include major capital expenditure proposals considered by the Board, where operating businesses are required to take account of, and report on, SEE matters where there is any potential impact. The Business Risk Assurance group has included in its overall business risk assurance

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Tomkins

process specific requirements to examine and assess SEE matters in its list of responsibilities. The results of the work of the Business Risk Assurance group are reported quarterly to the Audit Committee, which, in turn, reports to the Board.

Code of Conduct and Ethics & Human Rights Policy

Tomkins’ Code of Conduct and Ethics (“the Code”) and Human Rights Policy form the basis on which uniform standards are applied across the Group in all countries where the Group operates.

Code of Conduct and Ethics

The Code sets out a series of policies and principles of conduct to be followed by all Tomkins’ companies and applies to all Directors, officers and employees, all of whom are expected to conduct Company business with integrity and in compliance with the laws of the countries in which they operate. The Code covers a number of important areas including competing fairly and complying with anti-trust and competition laws, employee health and safety laws and environmental laws. It also reaffirms Tomkins’ commitment to fair treatment of all employees, ethical and lawful behaviour and sets out some general principles, which are important in dealing with suppliers and customers, and with governments and government agencies. The Code emphasises the importance of employees protecting the Company’s intellectual property. Any waivers to the Code require the approval of the Board and will be published on the Company’s website. During the year, no waivers have been either sought or granted.

Human rights

Tomkins’ Human Rights Policy has established a number of principles that are applied across the Group to all companies, no matter where they operate. These principles cover anti-discrimination, employee rights (in the areas of health and safety, wages and working hours), prohibition of child labour and social responsibility (covering environmental impact and community relations). Employees are expected to maintain the highest standards in conformity with the principles.

A copy of the full text of the Code (in several languages) and the Human Rights Policy can be found in the corporate governance area on Tomkins’ website or a printed copy is available by application to the Company Secretary at the Company’s registered office. From time-to-time, the Board reviews the Code and Human Rights Policy to ensure that they reflect best practice. During the year, a paragraph was added to the Code setting out Tomkins’ “whistleblowing” procedure.

Verification

Senior management throughout the Group are required to confirm annually that they and their businesses have complied with the principles set out in both the Code and Human Rights Policy and to report any breaches. For 2004, no breaches were reported by any of the operating businesses. Adherence to the Code and the Human Rights Policy now forms part of the business risk assurance monitoring process. The Board does not believe that an independent external process of verification is required at this time, but will keep this under review.

Health, Safety and Environment

The priority and importance placed by the Board and management of Tomkins on HSE matters is driven by a belief and experience that our commercial success and HSE performance are compatible objectives. It was because of the importance placed on HSE matters that the Health, Safety and Environment Committee was formed by the Board in January 2003.

In recognising its responsibilities to its employees and the communities in which Tomkins operates, the Group’s approach to health, safety and the environment is one of continuous improvement. Key to the maintenance of the standards the Group sets for itself is the work of the Health, Safety and Environment Committee of the Board and a supporting team of specialist professionals (“HSE team”) operating throughout the Group. They have been active in guiding operating businesses to achieve the highest internationally recognised standards including Occupational Health and Safety Assessment Series (OHSAS) 18001 and ISO 14001 or equivalent. The OHSAS standard has been created to allow companies to develop systematic controls relating to their health and safety risks and to seek external accreditation of the HSE management system.

Policy, Objectives and Compliance

The intention of Tomkins’ HSE policy is to provide a safe and healthy workplace for all employees and to minimise the impact of the Group’s operations on the environment. We are committed to the highest HSE standards consistent with regulatory requirements and best management practices. The Group’s businesses are required to operate their facilities consistent with this commitment. All employees have a part to play in that commitment and they are encouraged and expected to do so.

The Group’s policies and objectives are translated by management into specific action plans for each operational site. All business groups are encouraged to set realistic HSE targets and objectives within their annual business plans in order to pursue a strategy based on continuous performance improvement. The HSE activities of individual businesses in the Group are monitored by the HSE team which carries out regular performance audits. The audit reports arising are provided to management who are responsible for correcting any deficiencies that come to light as a result of the audit and a summary is provided to the HSE Committee. At every quarterly business review with senior management, an analysis of incidents of industrial accident and environmental exposure is considered and discussed.

The Tomkins Annual Bonus Incentive Plan for management is focused on a sharing of a proportion of Group after-tax profits after deduction of a charge for the cost of capital. An intrinsic feature of the Group’s ability to generate sustained value is the need to maintain high standards of HSE controls in all operating businesses worldwide. There is much evidence that actions to improve standards of HSE are frequently financially beneficial to the Group. Furthermore, high standards of HSE are often

85% REDUCTION IN RECORDED INCIDENTS AT GATES BALSARENY FACILITY	92 FACILITIES HAVE ADOPTED AN ENVIRONMENT MANAGEMENT SYSTEM

Annual Review 2004 | 37

Corporate social responsibility report continued

paralleled by high standards of product quality control and customer service. For these reasons, the Board does not believe it is necessary to identify separately the performance on HSE matters as a specific criterion in determining bonus payments.

Verification

The Health, Safety and Environment Committee receives detailed quarterly reports from the HSE team on the current status of all matters which require attention, including a description of what action has been taken to address those matters and the timetable to completion. The adoption of international or comparable internal standards, tailored to the individual requirements of a growing number of operating businesses, increases the Committee’s confidence in the effectiveness and accuracy of the reporting systems and procedures.

Health, Safety and Environment Committee

The Committee plays a key role in the Group’s HSE activities and is comprised of two non-executive Directors and the Chief Executive and normally meets at least four times a year. In 2004, there were meetings and inspections at Balsareny, Spain; Pontarlier, France; Siloam Springs, Arkansas; Toluca and Atlacomulco, Mexico. Meetings always take place at one of the Group’s facilities and normally form part of a two-day programme during which the Committee will, where possible, visit more than one site. Site visits enable the Committee to gain an understanding at first hand of HSE activities of business units and the issues facing them. This process allows the Committee to maintain a strong and continuing overview of the way the Group’s HSE policies and objectives are being implemented.

Amongst the Committee’s responsibilities is the determination on behalf of the Board of the framework or broad policy and objectives in the areas of HSE and to propose any amendments to existing policies and objectives for approval by the Board. The Committee has formal terms of reference which can be found in the Corporate Governance section of the Company’s website. The Committee reports regularly to the Board on its activities, which assists the Board in making informed decisions about the businesses of the Group, particularly relating to any proposed new investment in manufacturing facilities and the HSE implications thereof. The quarterly reports received by the Committee also highlight current areas of HSE focus and improvement and any event or potential breach of regulatory requirements. Any potentially serious breach is communicated immediately to the Chief Executive and the Committee. This enables the Committee to monitor fully the compliance record of each business unit and ensure corrective action is taken in a timely manner. Of the environmental deficiencies found by regulators or discovered during audits in 2004, the substantial majority related to reporting deficiencies. On health and safety, the majority of the Occupational Safety and Health Administration (“OSHA”) citations and informal inquiries were resolved very quickly.

Acquisitions

Tomkins places a great deal of importance on HSE matters in its acquisition processes. Where appropriate, external environmental advisers are employed to review and assess any environmental risks to which the Group could become exposed if an acquisition proceeded. In addition, a review is made of an acquisition candidate’s environmental management systems, relationships with regulatory officials and general level of respect and care shown for the environment. In the due diligence process, health and safety is also a key area for which a full review is undertaken including the level of compliance with all applicable laws and regulations. Environmental due diligence was performed at all acquired facilities during the year to ensure that no outstanding remedial obligations were assumed unless properly defined and reserved and that any compliance issues were properly identified prior to acquisition and addressed promptly. Where necessary, an indemnity is sought from the vendor to cover any potential liabilities, but it is possible that a potential acquisition would be rejected if the HSE risks were considered to be too high. Tomkins may require a vendor to undertake health, safety or environmental improvements before a transaction is concluded.

HSE highlights

Work has continued during the year to build an integrated approach to the Group’s HSE activities. This has been supported by the development of Tomkins’ HSE intranet website which is available to the Group’s HSE community. It offers a wide range of information and assistance in many important areas including training. The HSE database mentioned earlier in this report is expected to be fully operational in the second half of 2005.

Two major HSE conferences were held during the year for Tomkins Group HSE professionals: one in Europe (Vaals, The Netherlands) and the other in North America (Nashville, Tennessee). They provided a forum in which experiences could be shared and issues of common interest could be discussed. The conferences also provided opportunities for training and bringing practitioners up to date with changes in HSE rules, regulations and laws. An Asian/Australian HSE meeting is also planned for 2005. Tomkins has continued to encourage operating businesses to seek accreditation to internationally accepted standards.

The emphasis on training continues to remain an HSE priority with a whole range of programmes provided to employees, from basic plant-based programmes to the more advanced training for HSE professionals.

38 |

Tomkins

Work has continued during the year to build an integrated approach to the Group’s Health, Safety and Environment activities.

There were many notable health and safety achievements throughout the Group during the year, and the five summarised below are representative of those achievements:

•	at Lasco Fittings, no lost time accidents have been recorded across the whole company since October 2002;

•	at the Gates PT Balsareny facility, a range of plant-wide safety measures, including training, root cause analysis, improved lighting and elimination of unsafe behaviour, has led to a reduction in recorded incidents of 85%;

•	at Dexter Axle’s Carrollton facility, one of the production lines has been remodelled, to incorporate various ergonomic improvements, including lowering/tilting shelves for ease of accessing parts, and the addition of anti-fatigue mats and lift tables;

•	at Stant, accident frequency rates have been reduced by 63.8 per cent and severity rates have been reduced by 98.4 per cent, both since 2001; and

•	at Gates Singapore, employees have been encouraged to “live healthier” through a range of activities including “Gates Fruit Days”, no-smoking days and keep-fit days. Similar activities have taken place in Gates Australia and other “fitness” initiatives were made available to employees in many facilities.

A large number of awards were received by our operating businesses from local, regional and national organisations, reflecting the attainment and maintenance of high standards in health and safety throughout our facilities.

There are numerous examples throughout the Group where changes to processes can yield environmental, health and safety and financial benefits in one operation. As an example, changes to more efficient lighting installations with longer bulb life can improve plant lighting and also bring reductions in energy use and costs. These lighting units can also be disposed of as general refuse, unlike the metal halide fixtures which contain mercury and require a licensed waste hauler for disposal. A total of 19 of our facilities are working with third parties on lighting efficiency projects which have both an environmental and health and safety gain for the businesses.

Environment and Environmental Management Systems

At the end of 2004, 92 of the Group’s 140 facilities had adopted an Environmental Management System (“EMS”), of which 65 facilities were ISO 14001 accredited (2003: 42). A further nine facilities are currently ISO certified but not registered. A further 18 facilities have alternative EMSs in place (these facilities have implemented fully functional EMSs that were not based on the ISO 14001 Outline but achieve similar results and are not intended for ISO certification); the remainder of the facilities (except those facilities opening or closing during 2005) are expected to achieve ISO 14001 Compliant Status in 2005 (these facilities are implementing an ISO 14001 EMS but have not undergone a formal registration audit).

There were a number of notable environmental achievements during the year where targets were either met or exceeded, and, by way of example, some are summarised below:

•	recycling and waste reduction efforts have been made in a large number of our facilities with notable results achieved under their HSE Excellence Model by the Gates facilities in Dandenong, Australia; Salt Lake City, Utah; Brantford, Ontario; Gent, Belgium; Florence, Kentucky; Langenfeld, Germany, Nowra, Australia; Meyzieu, France; Nevers, France; Iola, Kansas; Erembodegem, Belgium; Galesburg, Illinois; Greenville, South Carolina; Rockford, Illinois; Jacarei, Brazil; Singapore; Rayong, Thailand; Dumfries, Scotland; Nara, Japan; Suzhou, China; Toluca, Mexico; Balsareny, Spain and Columbia, Missouri;

•	Philips Products has extensive re-cycling activities at its facilities covering metal scrap, vinyl, glass, cardboard, water, plastic wrap and inkjet cartridges;

•	at Standard-Thomson Corporation, reduction in scrap generation and raw material use, inventory reduction and Total Preventative Maintenance have led to less downtime, chemical consumption, waste generation and energy consumption;

•	at Lasco Bathware, concentrators are being installed at most of their facilities in response to the maximum available control technology (“MACT”) requirements but goes further. MACT requires the reduction of a defined (high) percentage of volatile organic compounds (“VOC”) emissions within the plant. Lasco determined that the best technology to achieve these reductions, while maintaining product quality and improving the health and safety of employees, was capture and incineration. The concentrator uses the thermal energy of the captured VOCs to accomplish the incineration rather than requiring natural gas or other forms of energy to attain incineration temperature, which is wasteful and creates emissions of its own; and

65	98.4%
FACILITIES ISO 14001 ACCREDITED AT END OF 2004	REDUCTION IN SEVERITY ACCIDENT RATES AT STANT SINCE 2001

Annual Review 2004 | 39

Corporate social responsibility report continued

Tomkins recognises its responsibilities to the wider community in which businesses operate to provide balanced and targeted charitable assistance.

•	at Gates Power Transmission, Dumfries, the emissions control system from the fabric coating process continues to show increased benefits through increased steam production from waste heat and reduction of energy input to the power plant. The target of being able to absorb a new production line’s entire power requirements without increase of energy usage has been exceeded with an overall reduction of power consumption achieved.

There are a number of continuous improvement projects run by operating businesses which continue to yield year-on-year gains in environmental and financial performance.

Targets: facts and figures

All of the businesses have established a range of HSE Key Performance Indicators (“KPIs”) within their current business plans to monitor and assess HSE and environmental performance on an ongoing basis. The Health, Safety and Environment Committee monitors the KPIs on a regular basis to ensure that HSE focus and continuous improvement in performance are being delivered by all business groups. Business risk assurance audits are conducted by Tomkins’ own professionals together with the site management teams, to ensure that processes and controls are in place to maintain compliance with Group policy and the applicable local and national HSE legislation. Examples of the KPIs used include incident/accident and severity rates, raw material wastage and energy consumption per applicable production unit, and compliance with Tomkins’ health, safety and environment policy and local environmental legislation.

Trends on accidents within Tomkins’ manufacturing plants and distribution facilities are measured using OSHA standards, since the majority of the Group’s operations are based in North America. Taking Gates Corporation, which is broadly representative of the majority of the Tomkins Group, the accident rate and the resulting lost days, and the severity rate are tracked in all individual facilities. In 2004, as part of the Gates HSE Excellence Model, a target incident rate of 2.0 (meaning 2 reportable incidents per 100 workers) was set. The outturn for the incident rate for the year was 2.24 (2003: 3.68) – a reduction of over 39 per cent during the year and marginally above the target. The target severity rate (average number of lost workdays per incident) is zero and for 2004 it was 24.32 (2003: 30.46) – a reduction of over 20 per cent during the year and has continued to decline since 2001. Non-Gates businesses also experienced an improvement in these KPIs during the year. The results were affected by the performance of businesses acquired in recent years, but improvements in their performance are expected in the next few years.

At present, waste generation is measured in all Gates facilities as part of the HSE Excellence Model. In addition, this data is collected monthly for European, Asian & Australian operations, as well as the majority of North American operations. Over time, aggregation of such measurements will increase to cover more of the Group. However, there is no reason to believe that the results achieved in these regions are not indicative of the rest of the Tomkins Group. Actual tonnes of total waste and waste to landfill are tracked. Waste is defined as “any goods being shipped off-site for either disposal or for other beneficial use besides the intended original end-product function”, that is, any non-saleable good or product. Waste volume is then compared to net production volume (tonnes of good product manufactured and shipped to warehouse or to customers or, for distribution centres, tonnes of product shipped). Due to the significant amount of waste inherent in some production processes (e.g. grinding dust of belts, or swarf in hose coupling production), for the purpose of evaluation, waste indices are calculated as a percentage of net production. This enables performance to be benchmarked. The “Total Waste Index” is rated as tonnes of total waste per tonne of net production. The “Landfill Waste Index” is rated as tonnes of waste to landfill per tonne of net production. Indices calculated from the aggregated data for 2003 and 2004 show a total waste reduction of 5.9 per cent with a reduction in landfill waste of 30.1 per cent. Since land-filling is the worst method of waste disposal, the focus on reduction has been on this, while at the same time not losing sight of total waste reduction. The target is to show continuous year-on-year reduction of waste. Once the Group has “waste” as a KPI measurement worldwide, specific percentage improvement targets will be set. Energy consumption data is also aggregated for many operations of Gates, but no detailed analysis is yet available.

Community affairs

Tomkins has well-established guidelines that determine the nature of organisations to which support is given. Tomkins recognises its responsibilities to the wider community in which its businesses operate to provide balanced and targeted charitable assistance. The charities given assistance cover a wide range of activities including health and welfare, education, civic and community projects, culture and the arts. Tomkins prefers to spread its charitable giving over many smaller local charities that usually do not have

40 |

Tomkins

the organisation, structure or resources to compete with the marketing skills of the larger high-profile charitable bodies. Each year donations are made to hundreds of charities. Tomkins makes further donations through advertising, sponsorship, products for prizes and volunteers or other in-kind support.

In the UK, applications are normally made to Tomkins’ corporate office in London. Requests for donations are made from a variety of charities and Tomkins tries to respond positively to as many requests as possible, provided they come from small local charities and are registered with the Charities Commission.

In the US most requests for support are made locally and donations can be made in a number of ways. The Tomkins Foundation makes matching gifts, foundation gifts and contributions to United Way, an external charitable organisation that distributes funds to charities. Tomkins’ US subsidiary companies also make donations to United Way. In addition to their charitable giving activities, the businesses also run a range of initiatives for the benefit of local communities. These include allowing employees time off to participate in community activities and other charitable support. With the co-operation of certain of Tomkins’ US companies, some local charities will designate a “casual day for a cause”, whereby companies allow their employees to dress casually, to enable funds to be raised for charity. Similar charitable initiatives have taken place in Europe, Asia and Australia. Examples of the many organisations to which help was provided during the year include the American Heart Association, the American Cancer Society and the Museum of Nature and Science. At the plant level, donations were also made to “March of Dimes” (an organisation that helps prevent birth defects and infant mortality) and support was given to Drug Awareness Resistance Education (DARE) –programmes which aim to keep children off drugs and Relay for Life Walk for Cancer. Some US businesses use their industrial and commercial expertise to support charities, and Habitat for Humanity receives the support of Lasco Fittings (a lead sponsor) and Philips Products, who donate doors and windows.

There was widespread company and employee support in many countries for giving blood and in the US this was done in co-operation with local Red Cross organisations. Free influenza immunisation is offered by many of our businesses to employees.

In response to the Asian tsunami disaster in December 2004, which had such a devastating effect on many countries in the Indian Ocean area, Tomkins decided that it would match donations made by employees up to a total of US$1 million. The Group will donate the sums raised to a panel of charities closely associated with the ongoing relief efforts.

Total charitable donations during the year are shown in the Directors’ Report and Accounts, a separate report to shareholders.

No donations were made to any organisation in which any of the independent non-executive Directors serves in an executive capacity.

Political donations

It is Tomkins’ practice not to use shareholders’ funds for the purpose of making political donations either in the form of cash donations or other in-kind benefits and consequently we have not sought shareholder approval to make such donations.

GATES CORPORATION

ACCIDENT INCIDENT RATE

GATES CORPORATION

ACCIDENT SEVERITY RATE

Annual Review 2004 | 41

Summary corporate governance report

The Board promotes the highest standards of corporate governance within the Company through its support and application of the Principles of Good Governance set out in Section 1 of the Combined Code.

A	Directors

1.	The Board

The Board’s main roles are to create value for shareholders, to provide leadership of the Company, to approve the Company’s strategic objectives, to ensure that the necessary financial and other resources are made available to the management to enable them to meet those objectives and to operate within a framework of effective controls which enables the assessment and management of principal business risks. The Board, which has reserved certain specific matters to itself for decision, is responsible for approving overall Group strategy and financial policy, acquisition and divestment policy and major capital expenditure projects. It also appoints and removes members of the Board and Board Committees, and reviews recommendations of the Audit Committee, Remuneration Committee and Nomination Committee and the appointment of the independent auditor and the financial performance and operation of each of the Company’s businesses.

The Board sets the standards and values of the Company and much of this has been embodied in the Company’s Code of Conduct and Ethics and Human Rights Policy which can be found on the Company’s website, www.tomkins.co.uk.

2.	Chairman and Chief Executive Officer

There is a clear division of responsibility between the Chairman and the Chief Executive Officer, with neither having unfettered powers of decision with respect to substantial matters. The Chairman is responsible for running the Board and ensures that all Directors receive sufficient relevant information on financial, business and corporate matters to enable them to participate effectively in Board decisions.

The Chief Executive Officer’s primary role is the running of the Company’s businesses and the development and implementation of strategy.

3.	Board Committees

The Board has established a number of Committees and receives reports of their proceedings. Each Committee has its own delegated authority as defined in its terms of reference, which are reviewed periodically by the Board. The terms of reference for all Board Committees can be found on the Company’s website or a copy can be obtained by application to the Company Secretary at the Company’s registered office.

The Board appoints the chairmen and members of all Board Committees upon the recommendation of the Nomination Committee.

The principal Committees and a brief description of their terms of reference and their duties are as follows:

Audit Committee

Details of the Audit Committee and its work can be found on page 46.

Remuneration Committee

The Remuneration Committee, which meets at least twice a year and on other occasions when circumstances require, comprises independent non-executive Directors and has responsibility for determining Company policy on executive remuneration for approval by the Board. It also determines specific remuneration packages and compensation packages on employment or early termination of office for each of the executive Directors of the Company. The Committee takes independent advice from consultants as and when required. All decisions of the Remuneration Committee in respect of remuneration packages of executive Directors are referred to the Board. No executive Director takes part in any discussion or decision concerning his own remuneration.

Nomination Committee

The Nomination Committee makes recommendations to the Board on all proposed appointments of Directors through a formal and transparent procedure.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee’s principal role is to determine, on behalf of the Board, the framework or broad policy and objectives in the areas of health, safety and the environment (“HSE”) and propose any amendments to existing policies for approval by the Board. It also reviews management’s performance in the achievement of HSE objectives and reviews HSE reports produced by business units for compliance with all health, safety and environmental local codes of practice, legislation and relevant industry practice.

General Purposes Committee

The General Purposes Committee meets as and when required. It comprises executive Directors and senior executives and the quorum requires the presence of at least one executive Director. The Committee deals principally with day-to-day matters of a routine nature and matters delegated to it by the Board.

4.	Board, Committee and individual evaluations

Under the direction of the Chairman, evaluations of the effectiveness of the Board, its Committees and individual Directors were conducted during the year. The evaluation processes built on the experiences of the previous year’s Board evaluation and concentrated on six key elements: (i) the optimum mix of skills and knowledge amongst the Directors; (ii) clarity of goals and processes; (iii) tailoring the evaluation to the specific circumstances of Tomkins; (iv) the culture of candour that encourages constructive evaluation; (v) regular reviews of assessment criteria; and (vi) full disclosure of procedures and criteria to the Board.

The results of the second Board evaluation were that progress continues to be made in improving the effectiveness of the Board and that a number

42 |

Summary Directors’ report

of small changes to processes and procedures may improve performance even further.

This was the first year that a formal evaluation of Board Committees has taken place. The Committees evaluated were the Audit Committee, the Remuneration Committee and the Nomination Committee. Suggestions were made in respect of improvements to reports to the Audit Committee (eg corporate governance) and to the Remuneration Committee (eg the latest developments in executive remuneration).

Individual evaluations of both the executive and non-executive Directors were conducted by the Chairman. The performance of the Chairman is ordinarily reviewed annually by the Board in his absence, led by the senior independent Director.

B	Remuneration

The Summary remuneration committee report sets out a summary of the Company’s remuneration policy and related information.

C	Accountability and audit

The Board, through the Operating and financial review, seeks to provide a detailed understanding of each business of the Group. In conjunction with the Chairman’s statement, the Chief Executive’s statement, the Overview of principal markets and the Summary Directors’ report, the Board seeks to present a balanced and understandable assessment of the Company’s position and prospects.

The above statements are included within this Annual Review.

D	Relations with shareholders

The Company places a high degree of importance on maintaining good relationships and communications with both institutional and private investors and ensures that shareholders are kept informed of significant Company developments.

The Company has placed on its website a general summary of the significant ways in which the Company’s corporate governance differs from that followed by domestic US companies under the New York Stock Exchange’s listing standards, as required by section 303A.11.

Principal activities

Tomkins is a world-class global engineering and manufacturing group with market and technical leadership across its three businesses: Industrial & Automotive, Air Systems Components and Engineered & Construction Products.

Results and dividends

The summary audited financial statements for the year ended 1 January 2005 are set out on pages 48 to 50. Profit attributable to shareholders is £172.6 million (2003: £171.8 million).

A review of the businesses, activities and future developments of the Company and its subsidiaries is given on pages 2 to 33 and should be read as part of this report.

The Directors recommend an ordinary final dividend of 7.77 pence per ordinary share, to be paid on 26 May 2005 to ordinary shareholders on the register as at the close of business on 22 April 2005. Together with the ordinary interim dividend of 4.83 pence per share paid on 12 November 2004, this makes a total dividend for the year of 12.60 pence (2003: 12.0 pence).

Directors

A list of the Directors of the Company at the year-end appears on page 35.

The Annual Review was approved by the Board on 23 February 2005 and signed on its behalf by

N C Porter, Secretary

Annual Review 2004 | 43

Summary remuneration committee report

Membership of the Remuneration Committee and Advisers (unaudited information)

The Remuneration Committee is made up exclusively of non-executive Directors whom the Board determined to be independent as each was found to be free from any material business or other relationship with the Company (either directly or as a partner, shareholder or officer of an organisation that has a relationship with the Company).

Accordingly, the Board believes that there are no such relationships that could materially interfere with the exercise of their independent judgement. Members of the Committee who served throughout the year were:

K J Minton (Chairman)

N N Broadhurst

J M J Keenan

There were no changes to the membership of the Committee during the year.

Statement of Company’s policy on Directors’ remuneration (unaudited information)

The Company’s policy on executive remuneration is that the Remuneration Committee and the Board should each satisfy itself that executives, including executive Directors, are fairly rewarded for their individual contributions to the Group’s performance. The Remuneration Committee has sought to ensure that executive Directors receive a level of remuneration that is appropriate to their scale of responsibility and performance and which will attract, motivate and retain individuals of the necessary calibre. The only pensionable element of executive Directors’ remuneration is basic salary. This policy applies whether or not an executive Director is a member of the Tomkins Retirement Benefits Plan or has a personal pension arrangement.

The Board recognises that one of its key objectives is to grow the value of the business for the benefit of shareholders and that such growth is strongly related, amongst other things, to the degree of entrepreneurial spirit in the Group. In order to create the necessary entrepreneurial impetus within an organisation, compensation arrangements are required which are similar to those that an owner of a business would seek. This has led to the adoption of a remuneration policy under which the levels of total remuneration are set in order to attract, retain and motivate executives, and remuneration is provided through a combination of base salaries at median level or below and annual bonuses that have a direct and proportionate link to total value created for shareholders. This provides the incentive for executives to act like owners of the business. The Remuneration Committee and the Board believe that this more closely aligns the interests of shareholders and management whereby executives only receive substantial rewards when they have created high value in the business.

The Company’s policy on Directors’ service contracts is that service contracts and letters of appointment for executive Directors normally provide for notice periods of no longer than twelve months. On appointment, a longer notice period may apply, but this will reduce over time to the normal twelve months’ notice period.

Performance graph (unaudited information)

The graph set out below plots Total Shareholder Return on a holding in the Company’s shares for each of the past five years ended 31 December, measured against the performance of the FTSE Engineering and Machinery Index. This index was chosen because its major constituents are, like Tomkins, moderately diversified engineering groups with a significant manufacturing presence outside the home UK market.

Annual Bonus Incentive Plan

The executive Directors and senior executives participate in the Company’s Annual Bonus Incentive Plan (the “Plan”). Each participant in the Plan receives a percentage of “bonusable profit” of the business for which he or she has responsibility. “Bonusable profit” is based on operating profit less a charge for tax, certain exceptional items and a charge for invested capital. The objective of the Plan is to reward the senior executives for increasing the overall value created in the business, based on the margin of the after-tax return on invested capital in excess of the weighted average cost of capital. Accordingly, “bonusable profit” may increase at a faster rate than operating profit where the margin of the return over the cost of capital increases. This aligns the interests of management and shareholders.

Retirement benefits (audited information)

James Nicol and Ken Lever are not entitled to any retirement benefits defined in terms of final or average salary but they receive a payment at an annual rate of 37.5 per cent of their basic salary to enable them to make contributions to retirement benefit schemes of their choice on behalf of themselves and their dependants. For the year ended 1 January 2005, this amounted to £300,000 (year to 3 January 2004 –£293,000) for James Nicol, and £144,000 (year to 3 January 2004 – £141,000) for Ken Lever.

TOTAL SHAREHOLDER RETURN

44 |

ELEMENTS OF REMUNERATION (AUDITED INFORMATION)

						Total emoluments (excluding retirement benefits)
Directors’ emoluments	Basic salary/fees £000	Bonus cash(1) £000	Bonus shares(1) £000	Bonus deferred shares(2) £000	Benefits-in-kind(3) £000	Year ended 1 January 2005 £000	Year ended 3 January 2004 £000
Chairman
D B Newlands(4)	180	—	—	—	—	180	155
Executive Directors
J Nicol	801	755	189	377	502	2,624	2,473
K Lever	402	289	72	144	11	918	733
A J Reading(5)	—	147	—	—	—	147	1,066
Non-executive Directors
N N Broadhurst(4)	65	—	—	—	—	65	40
J M J Keenan(4)	58	—	—	—	—	58	37
K J Minton(4)	83	—	—	—	—	83	45
Sir Brian Pitman(4)	45	—	—	—	—	45	35
M F Wallach(4)	55	—	—	—	—	55	37

	1,689	1,191	261	521	513	4,175	4,621

(1)	Derived from the Annual Bonus Incentive Plan.

(2)	Deferred shares are held under the Annual Bonus Incentive Plan.

(3)	Benefits-in-kind include company car and related costs, medical cover and life assurance. Benefits-in-kind for James Nicol for the year to 1 January 2005 included the following elements:

(a)	a buy-out bonus payment and relocation allowance of £23,333 per month for a period of three years commencing 18 February 2002 (such payments have now ceased);

(b)	a cash payment under the Deferred Matching Share Purchase Plan equivalent to the net dividend payable on 1,015,228 shares of Tomkins plc (such payments ceased upon the vesting of the award on 18 February 2005);

(c)	on 26 April 2002, the Company entered into a short-term lease, since terminated, on a property that was occupied by James Nicol and his family from 1 June 2002 to 30 June 2004; and

(d)	other benefits in accordance with the terms of his contract.

(4)	On 23 July 2004, 2,000 shares were purchased for each of the non-executive Directors at a market price of 254 pence per share. The cost of these shares formed part of their remuneration.

(5)	Anthony Reading stepped down from the Board on 31 December 2003, and the bonus paid formed part of his termination arrangements. In addition, an amount of £80,000 was reimbursed during the current year. This was payable in respect of benefits set out in his termination agreement.

During the year no Director exercised any options and accordingly no gains or losses were made on exercise (year to 3 January 2004 – nil).

Annual Review 2004 | 45

Summary audit committee report

Membership, appointment and experience

The Audit Committee comprises three independent non-executive Directors who have served on the Committee throughout the year. The members of the Committee are Norman Broadhurst, who was appointed to the Committee, as Chairman, in December 2000, Kenneth Minton, who was also appointed in December 2000 and Jack Keenan, who was appointed in November 2001. No limitation on the term of office is specified for members of any of Tomkins’ Board Committees.

The Board has determined that all three members of the Audit Committee are independent for the purposes of the Combined Code and rule 10A.3(b)(1) under the US Securities Exchange Act of 1934 and section 303A of the New York Stock Exchange’s Listed Company Manual.

Meetings

The Audit Committee meets at least four times a year and on other occasions when circumstances require. The quorum for a meeting of the Committee is two members. The Finance Director and representatives from the independent auditor and the internal auditor attend meetings under a standing invitation.

Work of the Committee

The Committee has established an “agenda framework” which sets out all of the operational duties and responsibilities outlined in the Committee’s terms of reference. The areas covered are Corporate Governance, Business Risk and Internal Audit, confidential sessions with the Audit Committee in the absence of Directors and Company executives, Financial Reporting and Independent Audit. The Chairman of the Audit Committee meets periodically with the Independent Auditor to discuss progress on the audit and the major points to arise, and has the opportunity to assess the effectiveness of the process. The Committee is also able to assess the effectiveness of the process through reports made to the Committee by the Independent Auditor.

During 2004 other important issues considered included regular reviews of the internal control systems, Group risk profile, Group tax reports, the rules governing the employment of present and former employees of the independent auditor, audit partner rotation, “whistleblowing” procedures, updates on compliance with the Combined Code, review of tax services provided by the independent auditor and update of IT systems.

There is a close liaison with the Business Risk Assurance and Internal Audit function which is actively engaged in the business risk assessment processes in the Group’s businesses and also provides guidance and assistance in the development of risk mitigation plans. Business Risk Assurance is considered at the quarterly reviews with the businesses where all of the major risks are discussed.

In determining its policy on the extent of non-audit services provided by the independent auditor, the Committee has taken account of the rules of the US Securities and Exchange Commission which regulate and, in certain circumstances, prohibit the provision of certain types of non-audit services by the independent auditor. Non-audit services are ordinarily put out to tender and require the approval of the Chairman of the Audit Committee above certain levels. During the year, specific projects requiring tax services were the subject of a tender process and in a number of cases the work was not awarded to the firm of the independent auditor. Certain other rules were considered and adopted by the Committee during the year and the Committee believes that, taken together, the adoption of these rules and regulations provides adequate protection of auditor independence. All fees proposed by the independent auditor must be reported to the Audit Committee and prior approval is required from the Chairman of the Audit Committee for any projects above specified limits. With the approval of the Board, the Committee has established guidelines for the recruitment of employees or former employees of the independent auditor.

During the year, the Committee and the Board approved the “whistleblowing” procedure for the confidential and anonymous submission by employees of concerns regarding accounting, internal controls or auditing matters, in accordance with the requirements of section 301 of the Sarbanes-Oxley Act of 2002. No reports were received by the Committee during the year.

Shareholders are given the opportunity at the Annual General Meeting to ask the Chairman of the Committee questions on this report and any other related matter.

46 |

Independent auditors’ statement to the members of Tomkins plc

To the members of Tomkins plc

We have examined the Annual Review which comprises the summary Directors’ report, summary remuneration report, profit and loss account, balance sheet and cash flow statement.

This report is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors are responsible for preparing the Annual Review in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Annual Review with the full annual accounts, the Directors’ report and the remuneration committee report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Annual Review.

Basis of opinion

We conducted our work in accordance with bulletin 1999/6 The Auditors’ Statement on the Summary Financial Statement issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion, the Annual Review is consistent with the full annual accounts, the Directors’ report and the remuneration committee report of Tomkins plc for the year ended 1 January 2005 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder. We have not considered the effects of any events between the date on which we signed our report on the annual accounts, 23 February 2005, and the date of this statement.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors

London

18 March 2005

Annual Review 2004 | 47

Consolidated profit and loss account

	Year ended 1 January 2005						Year ended 3 January 2004
	Before goodwill amortisation and exceptional items £ million		Goodwill amortisation £ million	Exceptional items* £ million	Total £ million		Before goodwill amortisation and exceptional items £ million		Goodwill amortisation £ million	Exceptional items* £ million	Total £ million
Turnover
Continuing operations	2,974.1		—	—	2,974.1		3,073.3		—	—	3,073.3
Discontinued operations	6.2		—	—	6.2		77.1		—	—	77.1

	2,980.3		—	—	2,980.3		3,150.4		—	—	3,150.4

Operating profit
Continuing operations	258.8		(12.5)	—	246.3		243.5		(11.9)	—	231.6
Utilisation of provision for loss on exit of business	0.7		—	—	0.7		1.6		—	—	1.6

Total continuing operations	259.5		(12.5)	—	247.0		245.1		(11.9)	—	233.2

Discontinued operations	(1.7)		—	—	(1.7)		(10.1)		—	—	(10.1)
Utilisation of provision for loss on disposal of business	1.8		—	—	1.8		—		—	—	—

Total discontinued operations	0.1		—	—	0.1		(10.1)		—	—	(10.1)

	259.6		(12.5)	—	247.1		235.0		(11.9)	—	223.1
Share of profits of associates	1.0		—	—	1.0		0.9		—	—	0.9

Operating profit including associates	260.6		(12.5)	—	248.1		235.9		(11.9)	—	224.0
(Loss) on disposal of businesses	—		—	(89.7)	(89.7)		—		—	(18.5)	(18.5)
Reversal of provision for loss on disposal of business	—		—	72.9	72.9		—		—	—	—
Costs of exit of business	—		—	(18.3)	(18.3)		—		—	—	—
Reversal/(creation) of provision for loss on exit of business	—		—	29.6	29.6		—		—	(32.6)	(32.6)
Reversal of other provisions:
Disposal of operations & related warranties	—		—	—	—		—		—	33.1	33.1
Provision for loss on disposal of business to be discontinued:
Impairment of goodwill	—		—	—	—		—		—	(51.4)	(51.4)
Impairment of assets	—		—	(4.1)	(4.1)		—		—	(21.5)	(21.5)
Profit on disposal of fixed assets	—		—	—	—		—		—	7.7	7.7

Profit before interest	260.6		(12.5)	(9.6)	238.5		235.9		(11.9)	(83.2)	140.8
Net interest	(15.1)		—	—	(15.1)		(8.4)		—	—	(8.4)

Profit on ordinary activities before tax	245.5		(12.5)	(9.6)	223.4		227.5		(11.9)	(83.2)	132.4

Before exceptional items	245.5		(12.5)	—	233.0		227.5		(11.9)	—	215.6
Exceptional items*	—		—	(9.6)	(9.6)		—		—	(83.2)	(83.2)

Tax on profit on ordinary activities	(47.8)		2.8	2.5	(42.5)		(45.7)		3.0	90.2	47.5

Profit on ordinary activities after tax	197.7		(9.7)	(7.1)	180.9		181.8		(8.9)	7.0	179.9
Equity minority interest	(8.3)		—	—	(8.3)		(8.1)		—	—	(8.1)

Profit attributable to shareholders	189.4		(9.7)	(7.1)	172.6		173.7		(8.9)	7.0	171.8
Dividends on equity and
non-equity shares	(112.9)		—	—	(112.9)		(121.7)		—	—	(121.7)
Gain arising on the early redemption of redeemable convertible cumulative preference shares	—		—	—	—		10.8		—	—	10.8

Retained profit	76.5		(9.7)	(7.1)	59.7		62.8		(8.9)	7.0	60.9

Earnings per share
Basic	22.55	p			20.37	p	18.78	p			18.53	p
Diluted	21.59	p			19.67	p	18.21	p			18.01	p

Dividends per ordinary share					12.60	p					12.00	p

*	Exceptional items exclude operating exceptional items.

48 |

Consolidated cash flow statement

	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million
Net cash inflow from operating activities	333.9	332.0
Dividends received from associated undertakings	0.4	0.5
Returns on investments and servicing of finance	(30.2)	(44.9)
Tax paid (net)	(39.8)	(29.6)
Capital expenditure (net)	(152.2)	(114.0)
Financial investment	(4.1)	(2.5)
Acquisitions and disposals	(2.7)	(102.3)
Equity dividends paid	(94.5)	(97.5)

Net cash inflow/(outflow) before use of liquid resources and financing	10.8	(58.3)

Financing
Share issues (net of costs)	1.2	0.7
Redemption of redeemable convertible cumulative preference shares	—	(384.5)
Cash flow (decreasing)/increasing debt and lease financing	(7.8)	239.5

Net cash outflow from financing	(6.6)	(144.3)

Management of liquid resources
Cash flow (increasing)/decreasing cash on deposit and collateralised cash	(27.7)	86.1

Decrease in cash in the year	(23.5)	(116.5)

Reconciliation of net cash flow to movement in net debt

	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million
Decrease in cash in the year	(23.5)	(116.5)
Cash flow decreasing/(increasing) debt and lease financing	7.8	(239.5)
Cash flow increasing/(decreasing) cash on deposit and collateralised cash	27.7	(86.1)

Change in net funds/(debt) resulting from cash flows	12.0	(442.1)
Loans and finance leases acquired with subsidiaries	—	(2.8)
New finance leases	—	(4.3)
Translation difference	8.2	26.9

Increase/(decrease) in net funds in the year	20.2	(422.3)
Net (debt)/funds at the beginning of the year	(264.7)	157.6

Net debt at the end of the year	(244.5)	(264.7)

Annual Review 2004 | 49

Consolidated balance sheet

	1 January 2005 £ million	3 January 2004 £ million
CAPITAL EMPLOYED
Fixed assets
Intangible assets	214.2	216.7
Tangible assets	776.5	793.7
Investments	5.3	7.4

	996.0	1,017.8

Current assets
Stock	371.6	373.9
Debtors	600.9	624.2
Cash	185.4	175.6

	1,157.9	1,173.7
Current liabilities
Creditors: amounts falling due within one year	(507.3)	(502.3)

Net current assets	650.6	671.4

Total assets less current liabilities	1,646.6	1,689.2
Creditors: amounts falling due after more than one year	(479.4)	(488.4)
Provisions for liabilities and charges	(339.5)	(423.5)

Net assets	827.7	777.3

CAPITAL AND RESERVES
Called up share capital
Ordinary shares	38.7	38.7
Convertible cumulative preference shares	337.2	337.2

	375.9	375.9
Share premium account	94.0	92.8
Capital redemption reserve	461.9	461.9
Own shares	(8.9)	(6.4)
Profit and loss account	(137.3)	(180.2)

Shareholders’ funds	785.6	744.0
Equity shareholders’ funds	448.4	406.8
Non-equity shareholders’ funds	337.2	337.2
Equity minority interest	42.1	33.3

	827.7	777.3

50 |

Additional financial information

FOR THE YEAR ENDED 1 JANUARY 2005

	Industrial & Automotive £ million	Air Systems Components £ million	Engineered & Construction Products £ million	Central Costs £ million	Total £ million
Turnover
Continuing operations	1,932.9	423.0	618.2	—	2,974.1
Discontinued operations	—	—	6.2	—	6.2

	1,932.9	423.0	624.4	—	2,980.3

Operating profit before goodwill amortisation
Continuing operations
Operating profit before operating exceptional items and goodwill amortisation	195.3	47.2	59.2	(23.7)	278.0
Operating exceptional items	(14.8)	(1.0)	(1.7)	—	(17.5)

	180.5	46.2	57.5	(23.7)	260.5

Discontinued operations
Operating profit before operating exceptional items and goodwill amortisation	—	—	0.1	—	0.1
Operating exceptional items	—	—	—	—	—

	—	—	0.1	—	0.1

Total operating profit before operating exceptional items and goodwill amortisation	195.3	47.2	59.3	(23.7)	278.1
Total operating exceptional items	(14.8)	(1.0)	(1.7)	—	(17.5)

Total operating profit before goodwill amortisation	180.5	46.2	57.6	(23.7)	260.6
Goodwill amortisation	(5.0)	(7.2)	(0.3)	—	(12.5)

Operating profit	175.5	39.0	57.3	(23.7)	248.1

Operating profit margin, before operating exceptional items and goodwill amortisation	10.1%	11.2%	9.5%	—	9.3%

FOR THE YEAR ENDED 3 JANUARY 2004

	Industrial & Automotive £ million	Air Systems Components £ million	Engineered & Construction Products £ million	Central Costs £ million	Total £ million
Turnover
Continuing operations	1,977.2	447.9	648.2	—	3,073.3
Discontinued operations	—	—	77.1	—	77.1

	1,977.2	447.9	725.3	—	3,150.4

Operating profit before goodwill amortisation
Continuing operations
Operating profit before operating exceptional items and goodwill amortisation	189.9	42.3	63.3	(24.0)	271.5
Operating exceptional items	(20.7)	(4.1)	(0.7)	—	(25.5)

	169.2	38.2	62.6	(24.0)	246.0

Discontinued operations
Operating profit before operating exceptional items and goodwill amortisation	—	—	0.3	—	0.3
Operating exceptional items	—	—	(10.4)	—	(10.4)

	—	—	(10.1)	—	(10.1)

Total operating profit before operating exceptional items and goodwill amortisation	189.9	42.3	63.6	(24.0)	271.8
Total operating exceptional items	(20.7)	(4.1)	(11.1)	—	(35.9)

Total operating profit before goodwill amortisation	169.2	38.2	52.5	(24.0)	235.9
Goodwill amortisation	(3.5)	(8.1)	(0.3)	—	(11.9)

Operating profit	165.7	30.1	52.2	(24.0)	224.0

Operating profit margin, before operating exceptional items and goodwill amortisation	9.6%	9.4%	8.8%	—	8.6%

Annual Review 2004 | 51

Summary financial information in US dollars under US GAAP

Summary profit and loss account

	Year ended January 1 2005 $ million	Year ended January 3 2004 $ million	Eight months ended December 31 2002 $ million	Year ended April 30 2002 $ million
Net sales	5,356.1	4,847.4	2,981.6	4,374.7

Gross profit	1,549.7	1,394.8	876.9	1,234.1

Operating income from continuing operations	477.1	385.6	192.0	332.4

Income from continuing operations before taxes, minority interest, equity in net income of associates and cumulative effect of change in accounting principle	497.7	426.0	210.2	352.8

Income from continuing operations before cumulative effect of change in accounting principle	380.2	486.6	169.9	209.5

Income before cumulative effect of change in accounting principle	377.7	426.7	166.1	212.0

Net income	377.7	426.7	118.8	214.6

Net income attributable to common shareholders	$349.2	$397.0	$81.2	$158.3

Net income per common share
Basic	$0.45	$0.51	$0.11	$0.20

Diluted	$0.43	$0.45	$0.12	$0.20

Summary cash flow statement

	Year ended January 1 2005 $ million	Year ended January 3 2004 $ million	Eight months ended December 31 2002 $ million	Year ended April 30 2002 $ million
Net cash provided by operating activities	526.4	550.9	231.2	628.9
Net cash used in investing activities	(285.0)	(355.4)	(75.3)	(173.3)
Net cash used in financing activities	(219.5)	(405.3)	(214.2)	(460.6)
Net cash provided/(used) by discontinued operations	3.1	(28.2)	1.5	14.0
Effect of exchange rate changes on cash and cash equivalents	16.7	2.5	29.7	(7.4)

Net increase/(decrease) in cash and cash equivalents	41.7	(235.5)	(27.1)	1.6
Cash and cash equivalents at beginning of year	314.3	549.8	576.9	575.3

Cash and cash equivalents at end of year	$356.0	$314.3	$549.8	$576.9

Summary consolidated balance sheet

	January 1 2005 $ million	January 3 2004 $ million
Current assets	2,165.1	2,056.5
Long-term assets	3,570.9	3,406.1

Total assets	$5,736.0	$5,462.6

Current liabilities	1,181.5	1,187.8
Long-term liabilities	1,550.6	1,518.2

Total liabilities	2,732.1	2,706.0
Minority interest	80.8	59.6
Total shareholders’ equity	2,923.1	2,697.0

Total liabilities and shareholders’ equity	$5,736.0	$5,462.6

52 |

Reconciliation of financial information in sterling under UK GAAP to financial information in US dollars under US GAAP

Profit attributable to shareholders	1 January 2005 £ million	3 January 2004 £ million
Net income before dividends under UK GAAP	172.6	171.8
US GAAP adjustments:
Goodwill amortisation	12.5	11.9
Goodwill impairment	—	(30.0)
Reversal of UK provision for impairment	—	51.4
Adjustment to UK provision for costs on exit of business	(10.3)	10.5
Other differences arising on treatment of provisions for restructuring costs	(1.6)	2.5
Intangibles amortisation	(2.9)	(1.6)
Adjustments to fair value of net assets acquired	—	(0.2)
Gain on disposal of operations	13.1	22.6
Inventory adjustment	(0.9)	(2.5)
Pension costs	10.6	3.4
Share options	1.4	(4.0)
Capitalised interest	4.5	2.2
Deferred income tax	(12.8)	(2.1)
Derivatives	20.1	29.5

Net income under US GAAP	206.3	265.4

	$ million	$ million
Net income under US GAAP expressed in US dollars at an average exchange rate of £1 = $ 1.8257 (Year ended 3 January 2004, £1 = $ 1.6306)	376.6	432.7
Differences arising from use of average exchange rate versus actual exchange rate	1.1	(6.0)

	377.7	426.7

Shareholders’ equity	1 January 2005 £ million	3 January 2004 £ million
Shareholders’ equity under UK GAAP	785.6	744.0
US GAAP adjustments:
Goodwill (net)	698.5	736.7
Reversal of UK provisions for costs on exit of business	—	10.5
Intangibles (net)	25.6	24.5
Inventory	(3.0)	(2.3)
Pension liabilities	(101.3)	(127.0)
Share options	1.4	0.7
Capitalised interest (net)	17.1	13.5
Dividends	60.0	57.2
Deferred income tax	30.2	46.8
Derivatives	7.6	(0.5)
Restructuring costs	0.8	2.5

Shareholders’ equity under US GAAP	1,522.5	1,506.6

	$ million	$ million
Shareholders’ equity under US GAAP expressed in US dollars at a closing exchange rate of £1 = $ 1.9199 (3 January 2004 £1 = $ 1.7901)	2,923.1	2,697.0

Certain reclassifications have been made to the prior period amounts to conform with the current period’s presentation.

Annual Review 2004 | 53

Investor information

Annual General Meeting

Shareholders are invited to attend the Annual General Meeting to be held at 11.00 am on 19 May 2005. The venue is The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The nearest Underground stations are St. James’s Park and Westminster.

Dividends

The final dividend of 7.77 pence per ordinary share will be paid on 26 May 2005 to shareholders on the register at the close of business on 22 April 2005. For holders of American Depositary Receipts (ADRs), the dividend, declared in pence, is converted to US dollars on the UK dividend payment date using the exchange rate prevailing on that day.

Payment of dividend

Shareholders who have mandated their dividends to be credited to a nominated bank or building society account should note that dividends are paid automatically to their account through the Bankers’ Automated Clearing Services (BACS) with the associated tax voucher being sent direct to shareholders at their registered address unless requested otherwise. If the nominated account is with a bank or building society which is not a member of BACS, both the payment and tax voucher are sent to the account holding branch. Shareholders who do not currently mandate their dividends and who wish to have their dividend paid direct to a bank or building society account should complete a dividend mandate instruction form obtainable from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, or by telephoning 0870 600 3953.

Dividend Reinvestment Plan

The Company offers a Dividend Reinvestment Plan. This allows shareholders to invest their cash dividend in purchasing shares of the Company in the market. The Company’s Registrar arranges, on behalf of participants, through the agency of a suitably authorised stockbroking business, the purchase of the maximum whole number of ordinary shares possible on, or as soon as reasonably practicable after, the dividend payment date. Favourable dealing costs have been arranged. For further details or an application form please write to Lloyds TSB Registrars, Share Dividend Team, The Causeway, Worthing, West Sussex BN99 6DA, or telephone their Helpline on 0870 241 3018.

Individual Savings Accounts (ISAs)

A Tomkins ISA enables UK residents to invest in the Company in a tax efficient manner. You can obtain more information on ISAs from our corporate ISA provider, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6UY, or by telephoning 0870 242 4244.

Share dealing

A telephone and internet dealing service has been arranged through Lloyds TSB Registrars which provides a simple way of selling Tomkins ordinary shares. Commission is 0.5% with a minimum charge of £20 for telephone dealing and £17.50 for internet dealing. For telephone sales call 0870 850 0852 between 8.30 am and 4.30 pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing. You will need your shareholder reference number shown on your share certificate. A weekly postal dealing service is also available and a form together with terms and conditions can be obtained by calling 0870 242 4244. Commission is 1% with a minimum of £10.

Global BuyDIRECT

A simple dealing service is available, to US residents only, for buying and selling Tomkins ADRs. Details can be obtained from The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, or by telephoning 1 888 BNY ADRS (US callers only) or 1 610 382 7836.

World Wide Web

The Company’s website address is shown on the back cover of this Annual Review. All Tomkins’ recent press releases are accessible, together with the latest Directors’ Report and Accounts, Annual Review and Interim Report. In addition, callers may obtain direct access to the websites of many Tomkins operating companies.

Share price information

The price of Tomkins’ ordinary shares is available on the Investor Information page of the Company’s website. The Financial Times Cityline Service also provides share price information. This telephone service is available on 0906 843 4244 and calls within the UK are charged at 60 pence per minute at all times. In addition, the share price is listed in most national daily newspapers and on Teletext.

Registrar

Administrative enquiries concerning shareholdings in Tomkins plc, such as loss of a share certificate, dividend payment instructions, or a change of address, should be notified direct to the registrar, whose address is on the inside back cover of this Annual Review. Your correspondence should refer to Tomkins plc, quoting the reference 0398, and state the registered name and address of the shareholder.

Every effort is made to prevent multiple mailing of documents to shareholders. If you have received more than one copy of this Annual Review or the Directors’ Report and Accounts and would like to amalgamate your holdings, please complete the Shareholder Register Multiple Accounts form enclosed with this Annual Review and return it to the registrar at the address on the form.

Electronic communication

The registrar operates a share register internet enquiry service to provide shareholders with details of their shareholdings. To register for the service please go to www.shareview.co.uk. You will need your shareholder reference (which can be found on your share certificate or tax voucher) and you will be asked to select your own PIN. A user ID will then be posted to you. Once registered, shareholders may elect to receive future shareholder information and Company documents electronically, thereby improving speed of communication and reducing administrative costs of printing and postage. A visit to www.shareview.co.uk will also provide you with more details of the service and practical help and information on other share registration matters. Further details can be found on the Electronic Communications letter enclosed with this Annual Review.

Electronic proxy voting

Shareholders may register their voting instructions for the forthcoming Annual General Meeting via the internet. If you have registered for the registrar’s shareview service described above, you may submit your voting instructions by logging on to your shareview portfolio and accessing the Company Meetings – Tomkins site. If you have not registered with shareview, you may still register your vote electronically by going to www.sharevote.co.uk. You will be required to key in the three security numbers printed on your form of proxy to access the voting site.

US listing

Tomkins ordinary shares are listed on the New York Stock Exchange in the form of ADRs. Each ADR represents four Tomkins ordinary shares. Tomkins is subject to the regulations of the Securities and Exchange Commission (SEC) in the USA as they apply to foreign companies and files with the SEC its Annual Report on Form 20-F and other information as required. ADR holders are not members of the Company but may instruct The Bank of New York (at the address on the inside back cover), which administers the Tomkins ADR programme, as to the exercise of voting rights pertaining to the number of ordinary shares represented by their ADRs.

Trading symbols

Tomkins’ London Stock Exchange SEDOL number is 0896265 and its trading symbol is TOMK. The Company’s trading symbol for its American Depositary Receipts is TKS.

Directors’ Report and Accounts – Companies House

In accordance with the requirements of the Registrar of Companies in England and Wales (the “registrar”) and following the passing of the resolution to be proposed at the 2005 Annual General Meeting to receive the financial statements, a copy of the Directors’ Report and Accounts omitting photographic representations and with such further modifications as may be necessary to comply with such requirements will be lodged with the registrar in accordance with the Companies Act 1985 (as amended). After being so lodged, further copies of the Directors’ Report and Accounts or the Annual Review in the form sent to shareholders will be available from the Company Secretary upon request.

54 |

Share price information

The price range of a Tomkins ordinary share and ADR during the year ended 1 January 2005 was:

	Ordinary shares of 5p each pence		American Depositary Receipts US dollars
	high	low	high	low
1st quarter	269.00	245.25	20.14	18.10
2nd quarter	287.50	253.75	20.53	17.96
3rd quarter	269.75	241.75	19.98	17.98
4th quarter	275.00	245.00	20.39	18.29

Analysis of ordinary shareholdings at 21 February 2005

	Number of shareholders	Number of shares (000)	% of share capital
By type:
Directors’ interests	8	2,309	0.30
Other individuals	20,680	62,451	8.07
Insurance companies and pension funds	4	3,045	0.39
Banks, nominees, companies and others	6,367	706,156	91.24

	27,059	773,961	100.00

By size:
1-500	5,723	1,408	0.18
501-2,500	13,355	17,639	2.28
2,501-5,000	4,232	15,114	1.95
5,001-20,000	2,640	24,171	3.12
20,001-50,000	412	13,019	1.68
50,001-100,000	171	12,597	1.63
100,001-500,000	306	70,072	9.06
above 500,000	220	619,941	80.10

	27,059	773,961	100.00

Annual Review 2004 | 55

Notice of meeting

Notice is hereby given that the seventy-ninth Annual General Meeting of the Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 19 May 2005 at 11.00 am to transact the following business:

1)	To receive the Directors’ report and financial statements for the year ended 1 January 2005 together with the independent auditors’ report.

2)	To approve the Remuneration Committee report for the year ended 1 January 2005.

3)	To declare a final dividend of 7.77p per ordinary share for the year ended 1 January 2005.

4)	To re-appoint as a Director Mr N N Broadhurst.

5)	To re-appoint as a Director Mr J M J Keenan.

6)	To re-appoint as a Director Mr J Nicol.

7)	To re-appoint Deloitte & Touche LLP as independent auditors.

8)	To authorise the Directors to determine the independent auditors’ remuneration.

To consider and, if thought fit, pass the following resolution which will be proposed as an ordinary resolution:

9)	THAT the Directors be and they are hereby authorised in accordance with, and subject to the terms of, article 5 of the Company’s Articles of Association to allot relevant securities up to an aggregate nominal amount of £12,880,674.

To consider and, if thought fit, pass the following resolutions which will be proposed as special resolutions:

10)	THAT the Directors be and they are hereby authorised in accordance with, and subject to the terms of, article 6 of the Company’s Articles of Association to allot shares for cash for the purposes of paragraph (ii) of article 6 up to an aggregate nominal amount of £1,934,724.

11)	THAT the Company be and is hereby generally and unconditionally authorised, in substitution for any authority to purchase ordinary shares of 5p each in the capital of the Company previously conferred (save to the extent the same has been exercised), to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 5p each in the capital of the Company (“Shares”) provided that:

a)	the maximum number of Shares hereby authorised to be acquired is 77,408,588 Shares or, if lower, such number of Shares as is equal to 10 per cent of the issued ordinary share capital of the Company at the close of business on 18 May 2005;

b)	the maximum price which may be paid for any Share is an amount equal to 105 per cent of the average of the middle market quotations for a Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Share is contracted to be purchased and the minimum price which may be paid for any such Share shall be the nominal value of that Share; and

c)	this authority shall expire on 30 June 2006 or, if earlier, at the conclusion of the Annual General Meeting of the Company to be held in 2006, but a contract of purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of Shares may be made in pursuance of any such contract.

To consider and, if thought fit, pass the following resolution which will be proposed as an ordinary resolution:

12)	THAT the rules of the Tomkins 2005 Sharesave Scheme produced to the Meeting and, for the purposes of identification, initialled by the Chairman, be and are hereby approved, and that the Directors be and are hereby authorised to do all acts and things which they may consider necessary or desirable for implementing and giving effect to the said scheme, and further that the Directors be and are hereby authorised to establish one or more further schemes based on the Tomkins 2005 Sharesave Scheme but modified to take account of any local tax, exchange control, securities or other laws in overseas territories.

By Order of the Board

N C Porter, Secretary

East Putney House

84 Upper Richmond Road

London SW15 2ST

22 March 2005

Notes:

1.	Any shareholder entitled to attend and vote at this Meeting may appoint a proxy to attend and vote on his/her behalf. A proxy need not be a member of the Company. A white form of proxy for use by ordinary shareholders and/or a green form of proxy for use by convertible cumulative preference shareholders is/are enclosed.

2.	Only those shareholders registered in the register of members of the Company as at 6.00 pm on Tuesday 17 May 2005 shall be entitled to attend and/or vote at this Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 pm on Tuesday 17 May 2005 shall be disregarded in determining the rights of any person to attend and/or vote at this Meeting.

3.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for this Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by 11.00 am on Tuesday 17 May 2005. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4.	Copies of the rules of the Tomkins 2005 Sharesave Scheme will be available for inspection during usual business hours on any weekday (public holidays excepted) at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY and the Company, East Putney House, 84 Upper Richmond Road, London SW15 2ST from the date of this Notice until the time of the Meeting and at The Queen Elizabeth II Conference Centre from 15 minutes before the Meeting until it ends.

56 |

Financial record

Accounting period	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million	Eight months ended 31 December 2002(1) £ million	Year ended 30 April 2002(1) £ million	Year ended 30 April 2001(1)(2) £ million
Turnover	2,980.3	3,150.4	2,097.2	3,373.8	4,105.5
Profit before tax(3)	245.5	227.5	149.3	272.5	299.3
Profit attributable to shareholders(3)	189.4	173.7	120.4	195.1	208.6
Dividends	112.9	121.7	86.4	131.9	132.9
Shareholders’ funds	785.6	744.0	1,039.3	1,106.3	1,083.5
Average number of employees	36,720	39,328	39,596	40,670	52,755
Per share
Earnings(3)	22.55p	18.78p	12.44p	20.14p	19.94p
Ordinary dividends	12.60p	12.00p	8.00p	12.00p	12.00p
Ordinary share price at fiscal year end	254.25p	269.0p	190.0p	264.0p	156.5p
Enterprise value (£ million)(4)	2,549.3	2,682.0	2,034.5	2,651.0	1,994.7

(1)	Periods ended 31 December 2002, 30 April 2002 and 30 April 2001 have been restated to reflect the adoption of UITF 38 ‘Accounting for ESOP trusts’.

(2)	Year ended 30 April 2001 has been restated for the adoption of Financial Reporting Standard No. 19 ‘Deferred Tax’.

(3)	Profit before tax, profit attributable to shareholders and earnings per share are stated after operating exceptional items and before goodwill amortisation, exceptional items relating to the disposal of subsidiaries and profit on disposal of fixed assets.

(4)	Enterprise value consists of market capitalisation, preference shares and net debt.

Financial calendar

2005
1st Quarter results announcement – quarter to 2 April 2005	19 May 2005
Annual General Meeting – 2005	19 May 2005
Final dividend payment – year ended 1 January 2005	26 May 2005
2nd Quarter and interim results announcement – quarter to 2 July 2005	25 August 2005
3rd Quarter results announcement – quarter to 1 October 2005	23 November 2005
Interim dividend payment – six months ending 2 July 2005	November 2005
Year end	31 December 2005

2006
Preliminary announcement – year ending 31 December 2005	February 2006
1st Quarter results announcement	May 2006
Annual General Meeting – 2006	May 2006
Final dividend payment – year ending 31 December 2005	May 2006

Registrar & Transfer Office	US Representatives
Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA	ADR Depositary The Bank of New York PO Box 11258 Church Street Station New York NY 10286-1258
Tel: 0870 600 3953
Tel: 610 382 7836

Designed and Produced by Black Sun Plc

Printed in England by CTD Printers Ltd

Annual Review 2004 | 57

WORLD WIDE WEB For further information on Tomkins please access our web site at: www.tomkins.co.uk	CORPORATE OFFICE & REGISTERED OFFICE Tomkins plc East Putney House 84 Upper Richmond Road London SW15 2ST Tel: 020 8871 4544 Fax: 020 8877 9700	Tomkins

Exhibit 3

Tomkins

Directors’ Report

and Accounts

2004

Tomkins

Tomkins is a world-class global engineering and manufacturing group with market and technical leadership across its three businesses; Industrial & Automotive, Air Systems Components and Engineered & Construction Products.

Contents

01	Financial highlights

02	Directors’ report

05	Remuneration Committee report

13	Audit Committee report

15	Corporate Governance report

20	Internal control

UK GAAP financial statements & notes

22	Statement of Directors’ responsibilities

22	Independent auditors’ report

23	Consolidated profit and loss account

24	Consolidated cash flow statement

24	Reconciliation of net cash flow to movement in net debt

25	Consolidated balance sheet

26	Company balance sheet

27	Consolidated statement of total recognised gains and losses

27	Reconciliation of movement in shareholders’ funds

28	Principal accounting policies

30	Notes to the accounts

58	Additional financial information

59	Reconciliation to accounting principles generally accepted in the United States of America

US GAAP financial statements & notes

62	Report of independent registered public accounting firm

63	Consolidated statements of income

64	Consolidated statements of cash flows

65	Consolidated balance sheets

66	Consolidated statements of changes in shareholders’ equity

68	Notes to the consolidated financial statements

92	Notice of meeting

93	Financial record

In this Directors’ Report and Accounts, the term “underlying” indicates that the amount has been adjusted for the effects of currency translation, and acquisitions and disposals; in the case of operating profits, the amount is also stated before goodwill amortisation and operating exceptional items. Some figures and ratios mentioned are not readily available from the financial information and details of how these figures and ratios have been arrived at are set out on page 58.

Commentary on the results compares audited results for the 364 day period from 4 January 2004 to 1 January 2005 (“2004”) with audited results for the 368 day period from 1 January 2003 to 3 January 2004 (“2003”).

Financial highlights Sales

£2,980m

2003: £3,150m

Operating profit before goodwill amortisation

£260.6m

2003: £235.9m

Total dividends per share

12.60p

2003: 12.00p

Tomkins delivered a strong performance in 2004; our focus on business excellence produced positive operating and financial results.

OPERATING PROFIT*

£278.1m

2003: £271.8m

PROFIT BEFORE TAX

£223.4m

2003: £132.4m

NET DEBT

£244.5m

2003: £264.7m

BASIC EARNINGS PER SHARE**

22.55p

2003: 18.78p

NET SALES UNDER US GAAP

$5,356m

2003: $4,847m

OPERATING INCOME UNDER US GAAP

$477.1m

2003: $385.6m

*	Before operating exceptional items and goodwill amortisation

**	Before non-operating exceptional items and goodwill amortisation

Highlights of the year

•	Strong progress with underlying sales up 5.7 per cent and underlying operating profit up 12.8 per cent.

•	Reported operating profit before goodwill amortisation increased 10.5 per cent to £260.6 million while reported sales decreased by 5.4 per cent to £2,980.3 million.

•	Under US GAAP, sales and operating income from continuing operations rose by 10.5 per cent and 23.7 per cent respectively.

•	Group operating margin before operating exceptional items and goodwill amortisation strengthened to 9.3 per cent from 8.6 per cent in 2003.

•	Basic earnings per share before non-operating exceptional items and goodwill amortisation increased by 20.1 per cent to 22.55 pence.

•	Strong cash flow generation reduced net debt to £244.5 million (2003: £264.7 million).

•	Total dividends for 2004 are 12.60 pence per ordinary share, an increase of 5.0 per cent.

•	A successful geographic shift to higher-growth markets. Underlying sales in high-growth regions such as Asia up by 17.1 per cent.

•	In December, the acquisition of Mectrol, an industrial timing belt manufacturer was completed. Subsequent to the year-end, Milcor Inc, an air handling business, and L.E. Technologies, a recreational vehicle frame manufacturer, were acquired.

Directors’ Report and Accounts 2004 | 01

Directors’ report

The Directors present their report and the financial statements for the year ended 1 January 2005.

Principal activities

Tomkins is a world-class global engineering and manufacturing group with market and technical leadership across its three businesses: Industrial & Automotive, Air Systems Components and Engineered & Construction Products. The principal subsidiary and associated undertakings and their activities are listed in note 32 to the financial statements.

Results

The audited financial statements for the year ended 1 January 2005 are set out on pages 23 to 57. Profit attributable to shareholders is £172.6 million (year ended 3 January 2004 – £171.8 million).

A review of the businesses, activities and future developments of the Company and its subsidiaries is set out in the Annual Review and is available on the Company’s website, www.tomkins.co.uk and upon request to the Company Secretary.

Ordinary dividends

The Directors recommend an ordinary final dividend of 7.77p per ordinary share, to be paid on 26 May 2005 to ordinary shareholders on the register as at the close of business on 22 April 2005. Together with the ordinary interim dividend of 4.83p per share paid on 12 November 2004, this makes a total dividend for the year of 12.60p (year ended 3 January 2004 – 12.0p).

Acquisitions and disposals

See note 29 to the financial statements on page 54.

Resolutions at the Annual General Meeting

Resolution 9 renews the Directors’ authority to issue relevant securities up to an amount not exceeding £12,880,674, representing 257,613,480 ordinary shares of 5p each, being 33 1/3 per cent of the issued ordinary share capital (excluding treasury shares) as at 23 February 2005, until the next Annual General Meeting. The Company held 1,245,428 shares in treasury as at 23 February 2005, being 0.16% of the issued ordinary share capital (excluding treasury shares) as at that date. There are at present no plans to exercise this authority, except in relation to share options and other similar categories of allotment.

Resolution 10 renews the Directors’ authority to allot or, in the case of treasury shares, sell, shares for cash without first offering them to existing shareholders on a pro rata basis until the next Annual General Meeting. The authority sought is limited to the issue or, in the case of treasury shares, sale of up to 38,694,480 ordinary shares of 5p each (£1,934,724), being approximately (but not more than) 5 per cent of the issued ordinary share capital as at 1 January 2005 and also as at 23 February 2005. Your Board confirms its intention, in line with the guidelines issued by representatives of institutional investors and the London Stock Exchange, that not more than 7.5 per cent of the issued ordinary share capital will be allotted, or, in the case of treasury shares, sold, for cash on a non pre-emptive basis during any three-year period.

Special business at the Annual General Meeting

Resolution 11 seeks authority for the Company to make market purchases of its own ordinary shares up to a maximum of 10 per cent of the issued ordinary share capital. Your Board may make purchases of the Company’s shares if it considers such purchases will result in an increase in earnings per share and are in the best interests of shareholders generally. The Company may also purchase its own shares in order that they can, at the relevant time, be allocated to employees as required under the Company’s annual bonus incentive plan. If the Company purchases any of its ordinary shares pursuant to resolution 11, the Company may cancel these shares or hold them in treasury. Such decision will be made by your Board at the time of purchase on the basis outlined above.

At last year’s Annual General Meeting, the Company was given authority to make market purchases of up to 77,326,236 ordinary shares of 5p each. 1,426,302 ordinary 5p shares have been purchased by the Company in the market since that date.

Options to subscribe for a total of 29,228,793 ordinary shares of 5p each in the Company, being 3.78 per cent of the issued ordinary share capital (excluding treasury shares), were outstanding at 23 February 2005. If the Company were to purchase the maximum number of ordinary shares permitted (under the existing authority and resolution 11), the options outstanding at 23 February 2005 would represent 4.72 per cent of the issued ordinary share capital (excluding treasury shares).

Resolution 12 seeks approval for the introduction of a new Savings Related Share Option Scheme. This is a standard Inland Revenue approved scheme to replace the Tomkins Savings Related Share Option Scheme No. 2, which expires for grant purposes in May 2005. Details of the new Savings Related Share Option Scheme are set out in the circular to shareholders dated 22 March 2005.

Directors

The Directors of the Company at the year end are listed in the table on page 3. They were all Directors throughout the year. In accordance with the Articles of Association, Messrs. Broadhurst, Keenan and Nicol retire by rotation and, being eligible, offer themselves for re-appointment.

02 | Tomkins

Directors’ report

continued

Directors’ interests

The interests of the Directors in the share capital of the Company are shown below. No Director had any beneficial interest in the shares or loan stock of any other Group undertaking. The executive Directors, as potential beneficiaries, are technically deemed to have an interest in all ordinary shares held by the Tomkins Employee Share Trust (the “Trust”) or in which the trustees of the Trust are interested. The table includes, however, only those Trust shares which are specifically allocated to the individual Director.

No changes took place in Directors’ interests during the period from 2 January 2005 to 23 February 2005.

For details of the Directors’ options to purchase ordinary shares, please refer to the Remuneration Committee report on pages 5 to 12.

Directors’ interests	1 January 2005 No. of shares*		3 January 2004 No. of shares**
5p ordinary shares	Beneficial	Non- beneficial	Beneficial	Non- beneficial
Executive Directors:
K Lever	341,476	—	265,979	—
J Nicol	1,384,844	—	1,116,982	—
Non-executive Directors:
N N Broadhurst	12,000	—	10,000	—
J M J Keenan	15,185	—	9,000	—
K J Minton	108,000	—	106,000	—
D B Newlands	296,515	20,000	294,515	20,000
Sir Brian Pitman	13,717	—	11,717	—
M F Wallach	117,000	—	115,000	—

Perpetual preference shares
M F Wallach	240,244	112,537	240,244	112,537

*	Includes 69,566 Deferred shares for K Lever and 211,976 Deferred shares for J Nicol.

**	Includes 19,951 Deferred shares for K Lever and 67,835 Deferred shares for J Nicol.

Research and development

Applied research and development work continues to be directed towards the introduction of new and improved products and the application of technology to reduce unit and operating costs and to improve services to customers.

Employment policies

Each company in the Group is encouraged to implement comprehensive employment policies designed to identify employees with its achievements and to determine ways in which their knowledge and skills can best contribute towards its success. Schemes are operated to encourage loyalty and performance. The Tomkins Savings Related Share Option Scheme No. 2 provides an opportunity to purchase shares in Tomkins and is open to all eligible employees. This scheme will expire on 9 May 2005 and, as noted above, resolution 12 to be proposed at the Annual General Meeting will seek shareholder approval for a replacement sharesave scheme.

Employee involvement and communication programmes continue to be developed, designed to provide equal opportunity to all, irrespective of sex, race, religion or colour. Each company in the Group endeavours to provide equality of opportunity in recruiting, training, promoting and developing the careers of disabled persons.

Supplier payment policy

Tomkins requires its operating companies to determine terms and conditions of payment for the supply of capital and revenue items just as keenly as they negotiate prices and other commercial matters. Suppliers are made clearly aware of the agreed terms and how any disputes are to be settled and payment is made in accordance with those terms.

The number of days’ credit taken by the Company for trade purchases at 1 January 2005 was 20 days (year ended 3 January 2004 – 22 days). The number of days’ credit taken by Group companies for trade purchases at 1 January 2005 ranged from 15 days to 151 days (year ended 3 January 2004 – 2 days to 183 days). The average number of days taken was 55 days (year ended 3 January 2004 – 45 days).

Directors’ Report and Accounts 2004 | 03

Directors’ report

continued

Pensions

The Group operates retirement plans covering most employees. A proportion are defined benefit plans funded by contributions from both employer and employee, at rates determined by independent actuaries in the light of regular valuations. Except where legislation makes pre-funding financially inappropriate, the remainder are money purchase plans funded by contributions from employer and employee.

The funds are held independently of the Group’s finances and administered by trustees. In the United Kingdom, Tomkins requests that trustees prohibit fund managers from investing directly in the Company.

Charitable and political donations

Total charitable donations in the year were £447,881 (year ended 3 January 2004 – £563,163) of which the United Kingdom accounted for £68,424 (year ended 3 January 2004 – £110,090); in the United States they totalled £298,581 (year ended 3 January 2004 – £353,751), of which £151,093 (year ended 3 January 2004 – £161,607) came from a Tomkins funded charitable trust; and in the remaining overseas companies they totalled £80,876 (year ended 3 January 2004 – £99,280).

No political donations were made during the year (year ended 3 January 2004 – £nil).

Substantial shareholdings

Material interests notified to the Company representing 3 per cent or more of the issued ordinary share capital at 23 February 2005 are set out in the table below.

	No. of shares	%
Legal & General Investment Management Limited	31,449,525	4.06
Sprucegrove Investment Management Limited	32,121,856	4.15
Lloyds TSB Group Plc	33,542,003	4.33

Interests notified in the perpetual preference shares at 23 February 2005 were as below.

Perpetual preference shares	No. of shares	%*
L G Atherton(1)	8,669,956	82.62
C G Cannon(1)	8,526,521	81.26
C C Gates(1)	8,639,058	82.33
V Gates(2)	7,597,989	72.41
B G Hopper(1)	8,932,650	85.13
R E Hopper(3)	8,932,650	85.13
J A Woodruff III(1)	8,621,831	82.17
H G Woodruff(2)	8,645,658	82.39
T S Woodruff(2)	8,645,658	82.39

*	Includes interests held as joint trustees and interests in income from shares held under trust where there may be more than one beneficiary. It is for this reason that the interests sum to more than 100%.

(1)	Joint trustees. These persons are also income beneficiaries of some of the trusts. In those cases where the person is both a joint trustee and an income beneficiary in a particular trust the holding is not counted twice.

(2)	Income beneficiaries only.

(3)	Includes interests held as joint trustee and, by attribution, from spouse, B G Hopper.

Independent auditors

A resolution will be proposed at the Annual General Meeting to re-appoint Deloitte & Touche LLP as independent auditors.

Approved by the Board on 23 February 2005 and signed on its behalf by

N C Porter

Secretary

04 | Tomkins

Remuneration Committee report

1	Introduction

This report to shareholders sets out the membership of the Remuneration Committee and the names of the advisers who provided services to the Committee during the year to 1 January 2005. The policies that have been followed by the Remuneration Committee during the year in determining the elements of executive remuneration are also set out, together with the policies and principles to be followed by the Committee over the next two years.

This report has been prepared in accordance with the Directors’ Remuneration Report Regulations 2002 (“DRRR”), which sets out statutory requirements for the disclosure of Directors’ remuneration. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to Directors’ remuneration. DRRR requires the independent auditors to report to the Company’s members on the auditable parts of the Remuneration Committee report and to state whether, in their opinion, those parts of the report have been properly prepared in accordance with the Companies Act 1985.

The Board keeps under review the terms of reference for the Remuneration Committee, which are based on current best practice contained in the model terms of reference set out in the Guidance Note produced by the Institute of Chartered Secretaries and Administrators. The principal responsibility of the Committee is to determine the framework or broad policy for the Company’s executive remuneration and the remuneration of the Chairman of the Board, for approval by the Board. The remuneration of non-executive Directors is a matter for the Board itself. The terms of reference of the Remuneration Committee can be found in the corporate governance area on the Company’s website, www.tomkins.co.uk.

Details of the emoluments, bonuses, benefits-in-kind, incentive arrangements (including share options and other long-term incentives), pensions and service contracts applicable to each Director who served during the year to 1 January 2005 are given in this report, which will be put to the vote of shareholders at the forthcoming Annual General Meeting.

2	Membership of the Remuneration Committee and Advisers
(unaudited information)

The Remuneration Committee is made up exclusively of non-executive Directors whom the Board determined to be independent as each was found to be free from any material business or other relationship with the Company (either directly or as a partner, shareholder or officer of an organisation that has a relationship with the Company). Accordingly, the Board believes that there are no such relationships that could materially interfere with the exercise of their independent judgement. The members of the Committee who served throughout the year were:

K J Minton (Chairman)

N N Broadhurst

J M J Keenan

There were no changes to the membership of the Committee during the year.

The Committee consults with the Chairman of the Board and the Chief Executive Officer concerning matters of executive remuneration. The Committee also received advice from external advisers, PA Consulting, concerning the Company’s Annual Bonus Incentive Plan. PA Consulting also provided consulting services during the year in support of strategic projects undertaken by two of Tomkins’ US subsidiaries. Mercer Human Resource Consulting provided pension advice in respect of Executive Directors and senior executives and provided professional services in the area of pension scheme advice. Other than those consulting services mentioned above, PA Consulting and Mercer Human Resources had no connections with the Company.

3	Statement of Company’s policy on Directors’ remuneration
(unaudited information)

The policies operated by the Company during the year and those to be applied over the next two years, are set out below:

Executive remuneration

The Company’s policy on executive remuneration is that the Remuneration Committee and the Board should each satisfy itself that executives, including executive Directors, are fairly rewarded for their individual contributions to the Group’s performance. The Remuneration Committee has sought to ensure that executive Directors receive a level of remuneration that is appropriate to their scale of responsibility and performance and which will attract, motivate and retain individuals of the necessary calibre. The only pensionable element of executive Directors’ remuneration is basic salary. This policy applies whether or not an executive Director is a member of the Tomkins Retirement Benefits Plan or has a personal pension arrangement.

Directors’ Report and Accounts 2004 | 05

Remuneration Committee report

continued

Annual remuneration for executives

The Board recognises that one of its key objectives is to grow the value of the business for the benefit of shareholders and that such growth is strongly related, amongst other things, to the degree of entrepreneurial spirit in the Group. In order to create the necessary entrepreneurial impetus within an organisation, compensation arrangements are required which are similar to those that an owner of a business would seek. This has led to the adoption of a remuneration policy under which the levels of total remuneration are set in order to attract, retain and motivate executives, and remuneration is provided through a combination of base salaries at median level or below and annual bonuses that have a direct and proportionate link to total value created for shareholders. This provides the incentive for executives to act like owners of the business. The Remuneration Committee and the Board believe that this more closely aligns the interests of shareholders and management whereby executives only receive substantial rewards when they have created high value in the business.

Over time and subject to the achievement of value-creating performance targets, this policy is likely to lead to a realignment of the component parts of total executive remuneration, so that a greater part of the total package received by executives is made up of incentive pay with the remainder coming from base salaries at the median level or below. The performance targets for the Company’s executive share option scheme and the Annual Bonus Incentive Plan ensure that a substantial proportion of total remuneration is directly related to actual measurable performance. Further details of the Annual Bonus Incentive Plan are set out in section 5b on page 8.

Non-executive Directors’ fees and Chairman’s remuneration

The executive members of the Board review from time-to-time the fees of non-executive Directors, who play no part in determining their own remuneration. The Chairman’s remuneration is determined by the Remuneration Committee (in the absence of the Chairman) and is approved by the Board. In future, the review of non-executive Directors’ fees and the Chairman’s remuneration will take place every two years.

Service contracts

The Company’s policy on Directors’ service contracts is that service contracts and letters of appointment for executive Directors normally provide for notice periods of no longer than twelve months. On appointment, a longer notice period may apply, but this will reduce over time to the normal twelve months’ notice period. Notwithstanding the provisions in an executive Director’s service contract or letter of appointment concerning termination payments, the Company will seek to reduce any compensation that may be payable to reflect the departing Director’s obligation to mitigate loss.

External appointments

The Company’s policy on external appointments is that, with the approval of the Chairman of the Board, executive Directors are permitted to hold appointments outside the Company. Any fees payable in connection with such appointments are normally retained by Directors unless otherwise agreed. Further details are set out in section 10 on page 12.

Long-term incentives and share options

The Company has operated a number of share-based long-term incentive schemes in the past but, following a review of executive remuneration, the Remuneration Committee and Board expect the number of plans and schemes to reduce over time as they lapse and are not renewed or replaced.

The Remuneration Committee and the Board have decided at this time not to continue with an executive share option scheme beyond 9 May 2005, the date on which the Company’s Executive Share Option Schemes No. 3 and No. 4 lapse and will, therefore, not seek shareholder approval at the forthcoming Annual General Meeting to introduce a new scheme.

The Company’s employee savings related share option scheme which applies to all UK employees will also lapse on 9 May 2005 and the Company will seek shareholder approval at the Annual General Meeting for the introduction of a new scheme.

Retirement benefits

The Company’s retirement benefit plan was closed to new members in April 2002 and, since that time, the Company’s policy has been that new employees, including executive Directors and senior executives, will receive a payment from the Company to enable them to make contributions to retirement benefit schemes of their choice on behalf of themselves and their dependants. No change to this policy is expected over the next two years. The normal retirement age of the Directors is 60.

4	Performance graph

(unaudited information)

The graph set out below plots Total Shareholder Return on a holding in the Company’s shares for each of the past five years ended 31 December, measured against the performance of the FTSE Engineering and Machinery Index. This index was chosen because its major constituents are, like Tomkins, moderately diversified engineering groups with a significant manufacturing presence outside the home UK market.

Total shareholder return (December 1999 to December 2004)

06 | Tomkins

Remuneration Committee report

continued

5	Elements of remuneration
(audited information)

a. Basic salary, fees, bonuses and benefits-in-kind for the year ended 1 January 2005:

						Total emoluments (excluding retirement benefits)
Directors’ emoluments	Basic salary/fees £000	Bonus cash(1) £000	Bonus shares(1) £000	Bonus deferred shares(2) £000	Benefits-in-kind(3) £000	Year ended 1 January 2005 £000	Year ended 3 January 2004 £000
Chairman
D B Newlands(4)	180	—	—	—	—	180	155

Executive Directors
J Nicol	801	755	189	377	502	2,624	2,473
K Lever	402	289	72	144	11	918	733
A J Reading(5)	—	147	—	—	—	147	1,066

Non-executive Directors
N N Broadhurst(4)	65	—	—	—	—	65	40
J M J Keenan(4)	58	—	—	—	—	58	37
K J Minton(4)	83	—	—	—	—	83	45
Sir Brian Pitman(4)	45	—	—	—	—	45	35
M F Wallach(4)	55	—	—	—	—	55	37

	1,689	1,191	261	521	513	4,175	4,621

(1)	Details of bonus payments in accordance with the Annual Bonus Incentive Plan are given in b below.

(2)	Deferred shares are held under the Annual Bonus Incentive Plan.

(3)	Benefits-in-kind include company car and related costs, medical cover and life assurance.

Benefits-in-kind for James Nicol for the year to 1 January 2005 included the following elements:

(a)	a buy-out bonus payment and relocation allowance of £23,333 per month for a period of three years commencing 18 February 2002 (such payments have now ceased);

(b)	a cash payment under the Deferred Matching Share Purchase Plan equivalent to the net dividend payable on 1,015,228 shares of Tomkins plc (such payments ceased upon the vesting of the award on 18 February 2005);

(c)	on 26 April 2002, the Company entered into a short-term lease, since terminated, on a property that was occupied by James Nicol and his family from 1 June 2002 to 30 June 2004; and

(d)	other benefits in accordance with the terms of his contract.

(4)	On 23 July 2004, 2,000 shares were purchased for each of the non-executive Directors at a market price of 254 pence per share. The cost of these shares formed part of their remuneration.

(5)	Anthony Reading stepped down from the Board on 31 December 2003, and the bonus paid formed part of his termination arrangements. In addition, an amount of £80,000 was reimbursed during the current year. This was payable in respect of benefits set out in his termination agreement.

During the year no Director exercised any options and accordingly no gains or losses were made on exercise (year to 3 January 2004 – £nil).

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Chairman’s remuneration

Up to 1 January 2004, David Newlands’ remuneration as non-executive Chairman had not increased. Having taken into consideration comparative remuneration data, the contribution made by the Chairman to the Company’s affairs and the time he devotes to the Company’s business and the extra responsibilities placed upon him arising from the changes in corporate governance requirements in the UK and the US, the Remuneration Committee recommended to the Board that his remuneration should be increased from £150,000 to £175,000 per annum plus 2,000 Tomkins plc shares, with effect from 1 January 2004. His remuneration would be further reviewed every two years. These recommendations were approved by the Board.

Non-executive Directors’ fees

The executive members of the Board reviewed the fees paid to non-executive Directors and noted that the basic fee paid to non-executive Directors of £30,000 plus 2,000 Tomkins plc shares was last reviewed in 2000. Having taken into consideration comparative remuneration data, the contribution made by individual non-executive Directors to the Company’s affairs, the time they devote to the Company’s business, and the extra responsibilities placed upon them arising from the changes in corporate governance requirements in the UK and the US, the executive Directors concluded that the basic fee should be increased to £40,000 plus 2,000 Tomkins plc shares commencing 1 January 2004. At the same time, the additional fee paid to the Chairman of the Audit Committee was increased to £15,000 per annum, the additional fee paid to the Chairman of the Remuneration Committee was increased to £10,000 per annum and the additional fee paid to the Chairman of the Health, Safety and Environment Committee was increased to £12,500 per annum. Members of the Audit Committee will receive an additional fee of £7,500 per annum, members of the Remuneration Committee will receive an additional fee of £5,000 per annum and non-executive members of the Health, Safety and Environment Committee will receive £5,000 per annum and £1,500 per meeting day, all with effect from 1 January 2004. In future, non-executive Directors’ fees will be reviewed every two years.

b. Current schemes

Annual Bonus Incentive Plan, Share Options and Long-term Incentives

(i)	Annual Bonus Incentive Plan

The executive Directors and senior executives participate in the Company’s Annual Bonus Incentive Plan (the “Plan”). Each participant in the Plan receives a percentage of “bonusable profit” of the business for which he or she has responsibility. Bonusable profit is based on operating profit less a charge for tax, certain exceptional items and a charge for invested capital. The objective of the Plan is to reward the senior executives for increasing the overall value created in the business, based on the margin of the after-tax return on invested capital in excess of the weighted average cost of capital. Accordingly, bonusable profit may increase at a faster rate than operating profit where the margin of the return over the cost of capital increases. This aligns the interests of management and shareholders.

In arriving at bonusable profit, adjustments may be made for operating exceptional items relating to strategic manufacturing initiatives to match the costs of the strategic manufacturing initiatives to the benefits over a period of up to three years. With the approval of the Remuneration Committee, adjustments are also made for non-operating exceptional items. The charge for taxation reflects the ongoing charge for tax excluding any benefit from exceptional adjustments to tax provisions. The charge for invested capital is based on applying the estimated weighted average cost of capital to the average invested capital in the Group. The estimated weighted average cost of capital takes into account the capital structure of the Group and the costs associated with each element of capital. The method of calculation has been agreed by the Remuneration Committee and is subject to review each year. The invested capital is based on the book value of assets in the Group excluding goodwill relating to acquisitions made prior to 30 December 1999. The cost of capital used in the calculation of bonusable profit for the year under review was approximately 8.35 per cent.

The Remuneration Committee carries out a detailed review of the computations involved and ensures that the rules are applied consistently. Furthermore, the independent auditor is asked to perform agreed-upon procedures on behalf of the Remuneration Committee and the calculations which underlie the computation of the bonusable profit.

The incentive bonus of the executive Directors is based on a percentage of the bonusable profit of the Group which, for the year ended 1 January 2005, was £111.0 million (3 January 2004 – £96.3 million). James Nicol received the sum of £1,321,000 (3 January 2004 – £1,146,000) and Ken Lever received the sum of £505,000 (3 January 2004 – £337,000). Ken Lever’s percentage of bonusable profit increased during the year in accordance with the levels approved by the Remuneration Committee at the time the Plan was introduced. In respect of the 51 weeks from 1 January 2004, Anthony Reading was entitled to receive a bonus as part of his termination arrangements and received the sum of £147,000 (3 January 2004 – £160,000), which took account of the businesses for which he had responsibility prior to him stepping down from the Board. Although there is no limit to the bonusable profit on which bonuses are calculated, inordinate growth in bonusable profit in any one year is unlikely to arise due to the nature of the Group’s business.

The bonus awards are payable to the senior participants, including executive Directors, as to four-sevenths in cash, one-seventh in bonus shares and two-sevenths in deferred shares. The bonus awards payable to the remaining participants are as to three-quarters in cash, one-twelfth in bonus shares and one sixth in deferred shares. The bonus is paid at the end of June, September and December based on 75 per cent of the bonus earned to the end of the previous quarter, with the balance

08 | Tomkins

Remuneration Committee report

continued

of the full entitlement to the bonus for the calendar year paid at the end of March following the calendar year-end.

Bonus shares are restricted and vest only after a period of three years after the initial bonus award. Dividends are paid on the bonus shares. Deferred shares are awarded at the time of the initial bonus award but the vesting of the shares is conditional on continued employment with the Group for three years after the award. Dividends are not paid on the deferred shares until they have vested.

As a condition of continued participation in the Plan, senior participants, including executive Directors, are required to hold shares with a purchase cost equivalent to one year’s total after tax remuneration including bonus, based on an average of the previous three years. Remaining participants are required to hold shares with a purchase cost equivalent to one half of one year’s total after-tax remuneration including bonus, based on an average of the previous three years. Increases in annual base salary of all participants, including executive Directors, are restricted to the equivalent rate of increase in the Retail Prices Index (in the UK) or equivalent index in the country in which a participant works. The restrictions on the increases in salary, together with the growth in bonus, assuming increases in bonusable profit, will result in the incentive pay element of remuneration increasing over time. The share awards will increase the investment each of the participants, including executive Directors, has in Tomkins plc shares.

(ii)	Share Options

The Tomkins Executive Share Option Scheme (No. 2) (“ESOS 2”), The Tomkins Executive Share Option Scheme No. 3 (“ESOS 3”) and The Tomkins Executive Share Option Scheme No. 4 (“ESOS 4”)

ESOS 2 has expired for grant purposes, and the last options that remained outstanding were exercised in accordance with the rules of the scheme during the year. ESOS 3 is an Inland Revenue-approved scheme. ESOS 4 is not approved by the Inland Revenue and the options under both schemes mature after three years. ESOS 4 options in excess of four times a participant’s annual earnings are only exercisable after five years subject to the achievement of more stringent performance conditions, namely that growth in the Company’s earnings per share over the five-year period must be such that it would place the Company in the top quartile of a league table for companies in the FTSE 100 index. The performance condition for ESOS 3 and ESOS 4 requires that the growth in Tomkins’ earnings per share must exceed the growth in the Retail Prices Index by an average of 2 per cent per annum over a three-year period before an option can be exercised, which was in accordance with contemporary practice when the schemes were introduced in 1995.

As stated above, ESOS 3 and ESOS 4 lapse on 9 May 2005 and the Remuneration Committee and the Board have decided, at this time, not to continue with an executive share option scheme beyond that date.

The final general grant of options under ESOS 4 was made in November 2004 and, having taken account of the comments made by Research Recommendations Electronic Voting (representing the National Association of Pension Funds and ISS) in their 2004 Annual Report on Tomkins concerning the conditions under which options are granted, the conditions of the final grant of options were amended so that no re-testing of the performance condition in respect of that grant will be permitted.

Tomkins Premium Priced Option

This was an option specifically and solely granted to James Nicol as part of the incentive package on his joining Tomkins. No performance conditions were attached to this option in order to attract him to the Company and retain his services and this therefore does not comply with Schedule A of the Combined Code. It consists of a non-transferable option to acquire 5,076,142 shares granted on 11 February 2002. The exercise price is 197 pence per share in respect of 2,538,072 shares (A option shares), 276 pence per share in respect of 1,522,842 shares (B option shares) and 345 pence per share in respect of 1,015,228 shares (C option shares). The options have all vested and will lapse on 11 February 2012 or earlier in certain circumstances.

Ongoing Option

This was an option specifically and solely granted to James Nicol on 11 February 2002 as part of the incentive package to attract him to the Company. It consisted of a non-transferable option to acquire 1,522,842 shares at 197 pence per share, which was not capable of exercise until on or after 18 February 2005 provided the rate of increase of earnings per share over any three-year period is equal to or greater than the rate of increase of the Retail Prices Index plus 9 per cent. There are provisions for waiving or amending the performance condition in certain circumstances and, if there is a change of control of the Company, the option is exercisable immediately, regardless of whether the performance condition is satisfied. The option will lapse on 11 February 2012 or earlier in certain circumstances.

If there is a variation in the share capital of the Company the Remuneration Committee may adjust the number of shares in either the Premium Priced Option or the Ongoing Option as it reasonably deems appropriate to take account of the variation.

The Tomkins Savings Related Share Option Scheme No. 2

This is a standard Inland Revenue-approved savings related share option scheme, which is open to employees who are resident for tax purposes in the United Kingdom.

Directors’ Report and Accounts 2004 | 09

Remuneration Committee report

continued

Movements in Directors’ share options during the year were:

	At 1 January 2005	Granted in the year		At 3 January 2004	Period of exercise
	No.	No.	Exercise price (p)	No.	From	To
J Nicol	10,382,484	8,014	204.00	9,168,440	2 Jan 05	28 Nov 14
		1,206,030	248.75
K Lever	1,336,014	8,014	204.00	1,078,000	2 Jan 05	28 Nov 14
		250,000	248.75

	Net value of unexercised options		Weighted average exercise price (p) 1 January 2005		Weighted average exercise price (p) 3 January 2004
	1 January 2005 £000	3 January 2004 £000	Exercise price exceeds market price	Market price exceeds exercise price	Exercise price exceeds market price	Market price exceeds exercise price
J Nicol	3,058	3,836	291.95	208.72	303.60	211.15
K Lever	473	591	265.75	212.64	—	214.19

(1)	The mid-market price of a Tomkins share as at 1 January 2005 was 254.25 pence with a range during the year 4 January 2004 to 1 January 2005 of 241.75 pence to 287.50 pence.

(2)	Options included in the above table relate to the Tomkins Executive Share Option Schemes No. 3 and No. 4 (J Nicol 3,775,486 shares, K Lever 1,328,000 shares), the Tomkins Savings Related Share Option Scheme No. 2 (both 8,014 shares) and, in the case of James Nicol, the Premium Priced Option (5,076,142 shares) and the Ongoing Option (1,522,842 shares).

(iii)	Long-term Incentives

Deferred Matching Share Purchase Plan

This was specifically and solely introduced for James Nicol as part of the incentive package to attract him to the Company. Under this Plan, 3,045,684 shares (“Matching Shares”) were awarded on 11 February 2002 following the purchase by James Nicol of 1,015,228 Tomkins plc shares. On 18 February 2005, the award vested in respect of 1,015,228 Matching Shares and of the remaining 2,030,456 Matching Shares, 454,752 vested and the balance lapsed. The number of shares which vested was calculated on the basis of the highest price of a Tomkins share sustained over a five-day period during the six-month period ended 18 February 2005 (285.25 pence), to the extent that, for every 1 penny that the share price increased over 197 pence, being the market price on 18 February 2002, up to a maximum of 591 pence, James Nicol was entitled to receive 5,153 shares. Under the terms of his contract, Mr Nicol elected to receive a cash payment of £4,193,000 (subject to statutory deductions) in lieu of shares.

c.	Closed schemes

The Tomkins Restricted Share Plan (“RSP”), The Tomkins Share Matching Scheme (“SMS”) and The Tomkins Long Term Loyalty Plan (“LTLP”)

The RSP closed in July 2001. It required either an element of annual cash bonus to be taken in restricted shares in the form of a Trustee Award, or employees could acquire further shares in the Company in the form of a Company Award, using cash bonuses already paid to them. No further awards will be made under the RSP, though existing obligations in respect of the RSP will be honoured.

Trustee or Company Awards which had been made under the RSP and which had vested, were eligible for matching awards under the SMS. Such awards could be for up to two conditional share matching awards vesting a further two years and four years respectively after the end of the RSP restricted period. Each award was for the same number of ordinary shares vesting under the RSP, with proportionate reductions to the matching awards on a disposal of any vested shares. When existing commitments to match RSP awards have been satisfied, the SMS will close.

The LTLP vested in full in 2004 and the scheme is now closed.

With shareholder approval, these share schemes were introduced in 1995 and 1996 with no performance conditions attached and accordingly they do not comply with Schedule A of the Combined Code.

10 | Tomkins

Remuneration Committee report

continued

Directors’ interests in Tomkins shares at 1 January 2005

The Directors’ current interests in Tomkins shares are set out in the Directors’ report on page 3 and, in the case of the executive Directors, where appropriate these include shares held through their participation in the RSP and SMS (together the “Schemes”). The interests of the Directors in Tomkins ordinary shares held within the Schemes that are yet to vest and yet to be included in Directors’ remuneration were as follows:

Director	Scheme or Plan	1 January 2005 Number	Awarded Number	Vested Number	3 January 2004 Number	Vesting Period
K Lever	RSP	—	—	—	100,000	2004
	SMS	1,809	—	—	1,809	2005

(1)	During the year, Ken Lever’s RSP award of 100,000 shares vested, but was not eligible for a matching award under the SMS.

(2)	Within the RSP, the value of entitlements for current Directors at 1 January 2005 was £nil (3 January 2004 – £269,000). During the year 100,000 shares vested under the RSP at 270.75 pence per share, market value £267,750, in respect of Ken Lever (year ended 3 January 2004 – £5,000 in respect of Ken Lever).

(3)	For the SMS, the value of entitlements for current Directors at 1 January 2005 was £5,000 (3 January 2004 – £5,000). No Director received an award under the SMS during the year (year ended 3 January 2004 – £5,000 in respect of Ken Lever).

No shares awarded to Directors vested under the SMS during the year (year ended 3 January 2004 – £46,000 in respect of former director Anthony Reading). At 1 January 2005, 1,809 shares were required to be retained by Ken Lever in order to allow the SMS award in the above table to vest in the relevant vesting period (3 January 2004 – 1,809 shares required to be retained by Ken Lever). No other current Director was required to retain shares in this respect at 1 January 2005.

(4)	During the year, no shares awarded to Directors vested under the LTLP (year ended 3 January 2004 – £268,000, in respect of former director Anthony Reading).

6	Retirement benefits
(audited information)

James Nicol and Ken Lever are not entitled to any retirement benefits defined in terms of final or average salary but they receive a payment at an annual rate of 37.5 per cent of their basic salary to enable them to make contributions to retirement benefit schemes of their choice on behalf of themselves and their dependants. For the year ended 1 January 2005, this amounted to £300,000 (year to 3 January 2004 – £293,000) for James Nicol, and £144,000 (year to 3 January 2004 – £141,000) for Ken Lever. At the time he joined the Company, Ken Lever was given the option to elect at any time to become a member of the Tomkins Retirement Benefits Plan (the “RBP”) or any other replacement pension scheme nominated by the Company, but did not do so during the year ended 1 January 2005. The normal retirement age of the Directors is 60.

7	Service contracts
(unaudited information)

A summary of the service contract or letter of appointment of each of the Directors is as follows:

James Nicol – Chief Executive Officer

The Company and James Nicol entered into a contract dated 11 February 2002 which set out the terms and conditions under which he joined the Company as Chief Executive Officer on 18 February 2002. The contract remains in force until terminated by either party giving notice of not less than twelve months.

Ken Lever – Finance Director

On 1 November 1999, Ken Lever and the Company entered into a Memorandum which set out the terms and conditions of employment under which Ken Lever joined the Company as Finance Director on that date. The terms of the Memorandum remain in force until terminated by either party giving notice of 51 weeks.

Non-executive Directors

None of the non-executive Directors has a service contract with the Company, their terms of engagement being set out in a letter of appointment. Ordinarily, non-executive Directors serve for a period of two years but, subject to agreement with the Board, a non-executive Director can be re-appointed for a further term of two years. The appointment of non-executive Directors may be terminated before the conclusion of their two-year term by, and at the discretion of, either party upon two weeks’ written notice. In the case of David Newlands, the appointment is for a term of three years and may be terminated at any time by either party serving written notice upon the other, such notice to take effect from the date of receipt thereof. None of the non-executive Directors is entitled to compensation for loss of office. The dates from which the respective letters of appointment are effective are as follows: Norman Broadhurst – 11 December 2004; Jack Keenan – 1 November 2003; Ken Minton – 11 December 2004;

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David Newlands – 18 February 2004; Sir Brian Pitman – 30 June 2004; Marshall Wallach – 1 August 2003.

8	Payments made to and interests of former Directors
(audited information)

Anthony Reading ceased employment with Tomkins on 31 December 2003 and full details of the value of his accrued pension benefits were disclosed in last year’s report. Mr Reading was entitled to pension benefits under the Tomkins Retirement Benefits Plan (the “RBP”) which provides pension benefits within Inland Revenue limits. As his total benefits were greater than these limits, the excess benefits were unfunded. During the year, Mr Reading decided to draw his excess benefits and, in accordance with prior agreements, the unfunded benefits were exchanged for a lump sum of £2,160,572. The basis of exchange was agreed prior to Mr Reading’s departure and was in accordance with advice from an independent actuary. Mr Reading has not yet drawn his RBP pension which amounts to £34,261 as at 31 December 2004.

9	Sums paid to third parties in respect of a Director’s services
(audited information)

No amounts are paid to third parties in respect of a Director’s services to the Company.

10	Sums received by executive Directors from other external directorships
(audited information)

During the year, Ken Lever served as a non-executive Director on the Board of Vega Group plc, for which he receives a non-executive directors’ fee of £29,500 per annum, which Mr Lever retains.

James Nicol holds no external directorships.

Compliance statement

The Company complies with the requirements of Schedule 7A of the Companies Act 1985 and the Listing Rules of the Financial Services Authority unless otherwise indicated. In preparing this report, the Remuneration Committee has given full consideration to the provisions set out in Schedule B to the Combined Code.

This Report has been approved by the Remuneration Committee and Board.

Ken Minton

Chairman of the Remuneration Committee

23 February 2005

12 | Tomkins

Audit Committee report

This report to shareholders has been prepared in accordance with the requirements of paragraph C.3.3 of the Combined Code and paragraphs 5.1 and 5.2 of the Guidance on Audit Committees produced by Sir Robert Smith. The report describes the role of the Audit Committee in meeting these requirements.

Terms of reference

The Committee’s terms of reference, a copy of which can be found in the Corporate Governance area on the Company’s website, are reviewed from time to time and approved by the Board of Tomkins. They are based on the model terms of reference set out in the Guidance Note produced by the Institute of Chartered Secretaries and Administrators and take account of the requirements of the Sarbanes-Oxley Act of 2002 and the Guidance Notes set out in Sir Robert Smith’s Report published in January 2003.

The terms of reference cover membership and appointment, meetings (their frequency, quorum, attendees and minutes), duties and responsibilities covering external audit, internal audit, financial reporting, internal controls and risk management systems, whistleblowing, reporting responsibilities, authority (delegated by the Board) and a number of other matters.

Membership, appointment and experience

The Audit Committee comprises three independent non-executive Directors who have served on the Committee throughout the year. The members of the Committee are Norman Broadhurst, who was appointed to the Committee, as Chairman, in December 2000, Ken Minton, who was also appointed in December 2000 and Jack Keenan, who was appointed in November 2001. No limitation on the term of office is specified for members of any of Tomkins’ Board Committees.

The Board has determined that all three members of the Audit Committee are independent for the purposes of the Combined Code and rule 10A.3(b)(1) under the US Securities Exchange Act of 1934 and section 303A of the New York Stock Exchange’s Listed Company Manual. The members have wide-ranging financial, commercial and management experience that they bring to the work of the Audit Committee. Biographical details are set out in the Annual Review, a separate report to shareholders.

The Chairman of the Committee, Norman Broadhurst, is a Chartered Accountant (FCA) and a Fellow of the Institute of Corporate Treasurers, having previously been group finance director of Railtrack PLC (1994 to 2000) and joint deputy chief executive and finance director of VSEL Consortium PLC (1990 to 1994). In accordance with section 407 of the Sarbanes-Oxley Act of 2002, the Board has determined that Norman Broadhurst is an “audit committee financial expert” as that term is defined under the rules of the US Securities and Exchange Commission, having significant, relevant and up-to-date UK and US financial and accounting knowledge and experience. Ken Minton has held a number of senior management positions having been Managing Director and then Chief Executive of Laporte PLC and Jack Keenan has held a number of senior management positions in international companies having been Chairman of Kraft International, Chief Executive of Guinness United Distillers and Vintners and an executive Director of Diageo plc. Both have extensive financial experience.

Meetings

The Audit Committee meets at least four times a year and on other occasions when circumstances require. The quorum for a meeting of the Committee is two members. The Finance Director and representatives from the independent auditor and the internal auditor attend meetings under a standing invitation. The Chairman of the Board, Chief Executive Officer and other Directors are able to attend meetings of the Committee under the practice that any Director may attend any meeting of a Board Committee provided that they have no conflict of interest in respect of business to be discussed. It is usual practice for the Chief Executive Officer to attend meetings of the Audit Committee. Other finance and business risk executives attend meetings and the Company Secretary is Secretary to the Committee. The Committee Chairman reports regularly to the Board on its activities. Full attendance was recorded during the year except for one meeting where two out of the three members were present.

Work of the Committee

The Committee has established an “agenda framework” which Tomkins believes is vital for maintaining an appropriate focus on the objectives of the Committee. The agenda sets out all of the operational duties and responsibilities outlined in the Committee’s terms of reference and is based on four regular meetings, in February, May, August and November, which coincide with the announcement of the quarterly results. The areas covered by the “agenda framework” are as follows:

1.	Corporate Governance, including the regular review of the Committee’s terms of reference and annual evaluation, regulatory issues, review of delegated authorities and review of auditor independence;

2.	Business Risk and internal audit, including the review of the internal audit charter, update on Business Risk Assurance, status of current audit plan and risk assessment and internal audit plans for the new financial year, progress against internal audit business plan and compliance with Auditing Standards;

3.	Confidential sessions with the Audit Committee, in the absence of Directors and Company executives;

4.	Financial Reporting, including current accounting and financial reporting matters and review of quarterly, interim and annual statements including earnings releases; and

5.	Independent Audit including audit plan and scope, review of audit fees, cost effectiveness, reports on interim and annual financial statements, status reports, management letters and the nature and extent of non-audit services. The audit plan and scope sets out details of the areas to be covered and how the audit is to be conducted. The Chairman of the Audit Committee meets periodically with the independent auditor to discuss progress on the audit and the major points to arise, and has the opportunity to assess the effectiveness of the process. The Committee is also able to assess the effectiveness of the process through reports made to the Committee by the independent auditor.

Directors’ Report and Accounts 2004 | 13

Audit Committee report

continued

In addition to the items considered by the Committee under the “agenda framework”, during 2004 other important issues considered included regular reviews of the internal control systems and the statement to be made in the Directors’ Report and Accounts in respect of internal controls, Group risk profile, Group tax reports, the rules governing the employment of present and former employees of the independent auditor (see below), audit partner rotation, “whistleblowing” procedures (see below), updates on compliance with the Combined Code, review of tax services provided by the independent auditor and update of IT systems. Confidential meetings with representatives of the independent audit and internal audit functions, in the absence of executives, took place during the year. Considerable time and emphasis have been placed by the Committee on compliance with section 404 of the Sarbanes-Oxley Act of 2002 and detailed progress reports were received by the Committee at each of its meetings. This has been the focus of attention of the Business Risk Assurance and internal audit function during the year, with a commensurate amount of resources applied to these responsibilities.

There is a close liaison with the Business Risk Assurance and internal audit function which is actively engaged in the business risk assessment processes in the Group’s businesses and also provides guidance and assistance in the development of risk mitigation plans. Each quarter, the Committee receives a summary of the review of the business risks and any related financial exposures which it considers. The risk assessment process and risk mitigation plans are an important part of the development of the business strategies. Business Risk Assurance is considered at the quarterly reviews with the businesses, where all of the major risks are discussed.

In determining its policy on the extent of non-audit services provided by the independent auditor, the Committee has taken account of the rules of the US Securities and Exchange Commission which regulate and, in certain circumstances, prohibit the provision of certain types of non-audit services by the independent auditor. Non-audit services are ordinarily put out to tender and require the approval of the Chairman of the Audit Committee above certain levels. During the year, specific projects requiring tax services were the subject of a tender process and in a number of cases the work was not awarded to the firm of the independent auditor. Certain other rules were considered and adopted by the Committee during the year, including those relating to audit partner rotation, and relevant ethical guidance issued by the professional bodies in the Consultative Committee of Accountancy Bodies, in particular that the external auditor should not audit its own firm’s work, make management decisions for the Company, create a mutuality of interest nor be put in the position of advocate for the Company. The Committee believes that, taken together, the adoption of these rules and regulations provides adequate protection of auditor independence. All fees proposed by the external auditor must be reported to the Audit Committee and prior approval is required from the Chairman of the Audit Committee for any projects above specified limits. Details of audit fees for the year can be found on page 31 of the Directors’ Report and Accounts.

The Company’s practice, in accordance with the Companies Act 1985 and the Combined Code, in relation to the appointment and termination of the independent auditor, involves a recommendation from the Audit Committee to the Board, which will then make a recommendation to shareholders in general meeting. This differs from the procedure in the US, where the independent auditor is accountable to the Audit Committee, which has the authority to appoint or dismiss the independent auditor without reference to shareholders.

With the approval of the Board, the Committee has established guidelines for the recruitment of employees or former employees of the independent auditor. Tomkins will not engage, on a part-time or full-time basis, any person who is or was an employee of the Company’s independent auditor, where that person has worked on the Group’s audit either as a principal or partner at any time during a period of not less than three years prior to the proposed date of joining the Tomkins Group. In addition, though Tomkins may employ an employee of the Company’s independent auditor where such person has never worked on the Group’s audit either as a principal or partner, a period of not less than one year must elapse prior to the proposed date of that person joining the Company. Any former employee of the independent auditor who joined the Company before the independent auditor was appointed will remain unaffected.

During the year, the Committee and the Board approved the “whistleblowing” procedure for the confidential and anonymous submission by employees of concerns regarding accounting, internal controls or auditing matters, in accordance with the requirements of section 301 of the Sarbanes-Oxley Act of 2002. When a call is received on the dedicated telephone line, the Vice-President, Business Risk Assurance immediately reports to the Chairman of the Audit Committee all concerns raised. A course of action is agreed and a report is prepared for review at the next meeting of the Audit Committee, including details of actions taken to deal with the matters raised. The Chairman of the Committee will report all cases of “whistleblowing” to the Board. The Company’s Code of Conduct and Ethics includes the “whistleblowing” procedure. No reports were received by the Committee during the year.

Shareholders are given the opportunity at the Annual General Meeting to ask the Chairman of the Committee questions on this report and any other related matter.

N N Broadhurst

Chairman of the Audit Committee

23 February 2005

14 | Tomkins

Corporate Governance report

The Board promotes the highest standards of corporate governance within the Company through its support and application of the Principles of Good Governance set out in Section 1 of the Combined Code. A summary of the Company’s system of applying the principles and the manner in which the provisions in Section 1 have been complied with are set out in this report to shareholders. Section 1 of the Combined Code sets out the main and supporting Principles of Good Governance for companies, which are split into the following areas: directors, remuneration, accountability and audit, and relations with shareholders.

A	Directors

1.	The Board

The Company is controlled through its Board of Directors. The Board’s main roles are to create value for shareholders, to provide leadership of the Company, to approve the Company’s strategic objectives, to ensure that the necessary financial and other resources are made available to the management to enable them to meet those objectives and to operate within a framework of effective controls which enables the assessment and management of principal business risks. The Board, which has reserved certain specific matters to itself for decision, is responsible for approving overall Group strategy and financial policy, acquisition and divestment policy and major capital expenditure projects. It also appoints and removes members of the Board and Board Committees, and reviews recommendations of the Audit Committee, Remuneration Committee and Nomination Committee and the appointment of the independent auditor and the financial performance and operation of each of the Company’s businesses.

The Board has delegated to the Chief Executive Officer responsibility for the day-to-day management of the Group subject to certain financial limits above which Board approval is required. Such delegated authority includes such matters as operations, acquisitions and divestitures, investments, capital expenditure, borrowing facilities and foreign currency transactions.

The Board of Directors is comprised of a non-executive Chairman, five additional non-executive Directors and two executive Directors who together, with their different ages, financial, commercial, technical and operational expertise and cultures, bring with them a wide range of experience to the Company.

The Board has determined that David Newlands, Norman Broadhurst, Jack Keenan, Ken Minton and Sir Brian Pitman are independent, as they are independent of the Company’s executive management and free from any material business or other relationship with the Company (either directly or as a partner, shareholder or officer of an organisation that has a relationship with the Company). In December 2000, at the request of the Board, the non-executive Chairman, David Newlands, temporarily assumed certain executive responsibilities until the recruitment of James Nicol as Chief Executive in February 2002. It is the Board’s view that this short-term arrangement did not affect Mr Newlands’ independence. Accordingly, the Board believes that there are no such relationships that could materially interfere with the exercise of their independent judgment. Marshall Wallach is the only non-executive Director deemed not to be independent as a result of his advisory capacity to the Gates family who are substantial preference shareholders in the Company.

Non-executive directors are normally appointed for a period of two years, which is renewable by agreement with the Board. The terms and conditions of appointment of non-executive Directors are available for inspection at the Company’s registered office during normal business hours on weekdays and will also be available for inspection at the place of the Annual General Meeting from 15 minutes before the meeting until it ends. The Combined Code recommends the appointment of a senior independent non-executive Director and Sir Brian Pitman has served in such capacity during the year under review. The roles of non-executive Directors are to scrutinise the performance of management in meeting agreed objectives, help develop proposals on strategy and monitor the reporting of performance, including satisfying themselves as to the integrity of financial information and that financial controls and systems of risk management put in place by the Company are robust and effective. They meet together from time to time in the absence of management and the Chairman normally presides over such meetings.

Directors receive a range of information about the Company upon appointment and, where appropriate, any training that is necessary for them to carry out their duties effectively. An induction programme is available which aims to provide an understanding of the Company as a whole, including its strategy, structure, geographical spread of operations, financial position, markets, products, technologies and people, as well as their legal responsibilities as a Director. The Directors have access to the advice and services of the Company Secretary whose removal may be effected only with the approval of the Board. There is an approved procedure by which all Directors can obtain independent professional advice at the Company’s expense in furtherance of their duties, if required; this procedure is reviewed periodically.

Directors’ Report and Accounts 2004 | 15

Corporate Governance report

continued

The Board meets not less than five times a year, and will hold additional meetings when circumstances require. During the year to 1 January 2005, the Board met on six occasions, including a meeting held solely to consider and approve Group strategy. Between meetings, the Chairman and Chief Executive Officer update the non-executive Directors on current matters and there is frequent contact to progress the affairs of the Company. Attendance by each individual Director at Board and Committee meetings held during 2004 is set out in the table overleaf:

Director	Board Meetings held	Meetings attended	Audit Committee Meetings held	Meetings attended	Remuneration Committee Meetings held	Meetings attended	Nomination Committee Meetings held	Meetings attended	Health, Safety and Environment Committee Meetings held	Meetings attended
David Newlands	6	6	N/A	N/A	N/A	N/A	1	1	N/A	N/A
Norman	6	6	4	4	2	2	1	1	N/A	N/A
Broadhurst
Jack Keenan	6	6	4	3	2	2	1	1	N/A	N/A
Ken Lever	6	6	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Ken Minton	6	6	4	4	2	2	1	1	4	4
James Nicol	6	6	N/A	N/A	N/A	N/A	N/A	N/A	4	4
Sir Brian Pitman	6	6	N/A	N/A	N/A	N/A	1	1	N/A	N/A
Marshall Wallach	6	6	N/A	N/A	N/A	N/A	1	1	4	3

Notes:

(1)	N/A = Not applicable (where a Director is not a member of a Committee).

(2)	During the year, other Directors have attended meetings of the Audit Committee, Remuneration Committee, Nomination Committee and Health, Safety and Environment Committee by invitation. These details are not included in the above table.

(3)	On the rare occasion where a Director cannot attend a meeting, he will normally, prior to the meeting, make his views on the agenda items known to the Chairman or, in respect of Committee meetings, to the chairman of the respective Committee.

The Board sets the standards and values of the Company and much of this has been embodied in the Company’s Code of Conduct and Ethics and Human Rights Policy which can be found on the Company’s website, www.tomkins.co.uk. The Code of Conduct and Ethics applies to all Directors, officers and employees, including the principal executive, financial and accounting officers, as required by section 406 of the US Sarbanes-Oxley Act of 2002, the related rules of the US Securities and Exchange Commission and the rules of the New York Stock Exchange. The Code contains provisions (in paragraph XVI) under which employees can report violations of company policy or any applicable law, rule or regulation including those of the US Securities and Exchange Commission. US employees have the added protection of section 806 of the Sarbanes-Oxley Act of 2002, which prohibits the discrimination by a company or others against an employee where such violations are reported. The current procedure, which is set out in Tomkins’ Code of Conduct and Ethics, provides for information to be given anonymously or by named employees under conditions of confidentiality. Those employees who come forward and give their name are assured that they will receive the full protection of section 806 and no retaliation will take place. This is predominantly a US requirement but the principles are applied in other jurisdictions, subject to compliance with local employment and other law.

Re-appointment of Directors

At the forthcoming Annual General Meeting of the Company, James Nicol, Jack Keenan and Norman Broadhurst will stand for re-appointment. Details of their terms of appointment can be found in the Remuneration Committee Report. The Board strongly supports their re-appointment and recommends that shareholders vote in favour of their re-appointment. Jack Keenan brings to the Board and the affairs of the Company considerable international and management experience having been Chairman of Kraft International, Chief Executive of Guinness United Distillers and Vintners and an executive director of Diageo plc. Norman Broadhurst brings substantial international financial experience to the Board having previously been group finance director of Railtrack PLC and joint deputy chief executive and finance director of VSEL Consortium PLC.

2.	Chairman and Chief Executive Officer

There is a clear division of responsibility between the Chairman and the Chief Executive Officer, with neither having unfettered powers of decision with respect to substantial matters. The Chairman is responsible for running the Board and ensures that all Directors receive sufficient relevant information on financial, business and corporate matters to enable them to participate effectively in Board decisions. In advance of each meeting, the Board is provided with comprehensive briefing papers on items under consideration.

The Chairman, David Newlands, is Chairman of Kesa Electrical plc and PayPoint plc and Deputy Chairman of The Standard Life Assurance Company. Whilst these are important appointments, the Board of Tomkins believes that the Chairman continues to be able to carry out his duties and responsibilities effectively for the Company.

The Chief Executive Officer’s primary role is the running of the Company’s businesses and the development and implementation of strategy. The non-executive Directors have the opportunity to meet with the Chairman and with the Chief Executive Officer periodically, either together or separately, to consider and discuss a wide range of matters affecting the Company, its business, strategy and other matters.

16 | Tomkins

Corporate Governance report

continued

3.	Board Committees

The Board has established a number of Committees and receives reports of their proceedings. Each Committee has its own delegated authority as defined in its terms of reference, which are reviewed periodically by the Board. The Board is satisfied that its Committees have written terms of reference which conform to best corporate governance practice. The terms of reference for all Board Committees can be found on the Company’s website, www.tomkins.co.uk, or a copy can be obtained by application to the Company Secretary at the Company’s registered office.

The Board appoints the chairmen and members of all Board Committees upon the recommendation of the Nomination Committee.

The Company Secretary is Secretary to all Board Committees.

The principal Committees, their membership, a brief description of their terms of reference and their duties are as follows:

Audit Committee

N N Broadhurst (Chairman), K J Minton, J M J Keenan

Details of the Audit Committee and its work can be found on pages 13 to 14.

Remuneration Committee

K J Minton (Chairman), N N Broadhurst, J M J Keenan

The Remuneration Committee, which meets at least twice a year and on other occasions when circumstances require, comprises independent non-executive Directors and has responsibility for determining Company policy on executive remuneration for approval by the Board. It also determines specific remuneration packages and compensation packages on employment or early termination of office for each of the executive Directors of the Company. The Committee takes independent advice from consultants as and when required. All decisions of the Remuneration Committee in respect of remuneration packages of executive Directors are referred to the Board. No executive Director takes part in any discussion or decision concerning his own remuneration. The Remuneration Committee also monitors the compensation packages of other senior executives in the Group below Board level.

The report of the Remuneration Committee can be found on pages 5 to 12.

Nomination Committee

D B Newlands (Chairman), N N Broadhurst, J M J Keenan, K J Minton, Sir Brian Pitman, M F Wallach

The Nomination Committee makes recommendations to the Board on all proposed appointments of Directors through a formal and transparent procedure. The Committee meets as and when required.

In accordance with the Company’s Articles of Association, Directors are subject to re-appointment at the Annual General Meeting immediately following the date of their appointment, and thereafter they have to seek re-appointment no more than three years from the date they were last re-appointed. The Committee recommends to the Board the names of the Directors who are to seek re-appointment at the Annual General Meeting in accordance with the Company’s Articles of Association.

During the year, no new Board appointments were made. Accordingly, the Nomination Committee was not called upon to initiate a recruitment process, but the Committee and Board are aware of, and support, the principles set out in section A.4 of the Combined Code relating to appointments to the Board.

Health, Safety and Environment Committee

K J Minton (Chairman), J Nicol, M F Wallach

The Health, Safety and Environment Committee meets at least four times a year. The Committee is chaired by an independent non-executive Director and its membership also includes the Chief Executive Officer. Its principal role is to determine, on behalf of the Board, the framework or broad policy and objectives in the areas of health, safety and the environment (“HSE”) and propose any amendments to existing policies for approval by the Board. It also reviews management’s performance in the achievement of HSE objectives and reviews HSE reports produced by business units for compliance with all local health, safety and environmental codes of practice, legislation and relevant industry practice. More details of the work of the Health, Safety and Environment Committee can be found in the Corporate Social Responsibility report in the Annual Review, a separate report to shareholders.

General Purposes Committee

J Nicol (Chairman), K Lever, E H Lewzey, J E Middleton, N C Porter, K A Sullivan, M T Swain, N P Wilkinson

The General Purposes Committee meets as and when required. It comprises executive Directors and senior executives and the quorum requires the presence of at least one executive Director. The Committee deals principally with day-to-day matters of a routine nature and matters delegated to it by the Board.

4.	Board, Committee and individual evaluations

Under the direction of the Chairman, evaluations of the effectiveness of the Board, its Committees and individual Directors were conducted during the year. The evaluation processes built on the experiences of the previous year’s Board evaluation and concentrated on six key elements: (i) the optimum mix of skills and knowledge amongst the Directors; (ii) clarity of goals and processes; (iii) tailoring the evaluation to the specific circumstances of Tomkins; (iv) the culture of candour that encourages constructive evaluation; (v) regular reviews of assessment criteria; and (vi) full disclosure of procedures and criteria to the Board.

Board evaluation

The results of the second Board evaluation were that progress continues to be made in improving the effectiveness of the Board and that a number of small changes to processes and procedures may improve performance even further. In line with 2003, the evaluation found that the wide range of skills and experience of the present group of Directors provided a sound basis for an effective Board. The current Board structure was felt to serve the Company well and with the matter of succession under periodic

Directors’ Report and Accounts 2004 | 17

Corporate Governance report

continued

review, no change to the structure was felt necessary. Directors considered that financial and operational reporting to the Board were of a high standard, and suggestions were made on improving the reporting even further. The matters identified in the Board performance evaluation have been considered by the Board and action has been taken to address them.

Committee evaluations

This was the first year that a formal evaluation of Board Committees has taken place. The Committees evaluated were the Audit Committee, the Remuneration Committee and the Nomination Committee. The Health, Safety and Environment Committee and the General Purposes Committee were not included in the evaluation this year, but consideration will be given as to whether these committees should be included in future evaluations. The process of evaluation included inviting all Directors to give their views on the effectiveness of the respective Board committees and, in the case of the Audit Committee, the views of a number of other parties were sought. There was general agreement that each Committee carries out its duties and obligations effectively, is made up of independent non-executive Directors, and has the appropriate mix of skills and experience and, in the case of the Audit Committee, recent and relevant financial experience. Committee members acknowledged that they receive concise background material of appropriate quality and detail in sufficient time to allow for proper consideration and preparation. Committees met often enough during the course of the year to deal with their respective business and meetings were conducted in a manner that encouraged open communication, meaningful participation and the proper resolution of issues. It was generally recognised that the chairman of each Committee facilitated but did not overly influence Committee meetings. Suggestions were made in respect of improvements to reports to the Audit Committee (eg corporate governance) and to the Remuneration Committee (eg the latest developments in executive remuneration).

Individual evaluations

Individual evaluations of both the executive and non-executive Directors were conducted by the Chairman. The evaluations built upon comments made in respect of the Board and Committee evaluations and Directors were able to express more personal views to the Chairman. The Chairman has concluded that each Director continues to make an effective contribution to the work of the Board, they are well prepared and informed concerning items to be considered by the Board, have a good understanding of the Company’s businesses and their commitment to the role remains strong (evidenced by the attendance records set out in this report). The performance of the Chairman is ordinarily reviewed annually by the Board in his absence, led by the senior independent Director.

B	Remuneration

The Remuneration Committee report to shareholders can be found on pages 5 to 12 and sets out the Company’s remuneration policy, procedures and the remuneration of individual Directors and related information.

C	Accountability and Audit

1.	Financial reporting

The Board, through the Business, Operating and Financial reviews, seeks to provide a detailed understanding of each business of the Group. In conjunction with the Chairman’s statement, the Chief Executive’s statement, the Overview of principal markets and the Directors’ report, the Board seeks to present a balanced and understandable assessment of the Company’s position and prospects.

The above statements are included in the Annual Review, a separate report to shareholders.

2.	Internal control

Further information on the internal control environment within which Tomkins operates may be found in the Directors’ statement on internal control on page 20.

3.	Going concern

The Directors are confident, on the basis of current financial projections and facilities available, that the Company and the Group have adequate financial resources to continue in operation for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing the financial statements.

4.	“Whistleblower” reporting procedures

Under section 301 of the Sarbanes-Oxley Act of 2002, all public companies, including non-US public companies such as Tomkins, acting through the Audit Committee of the Board, must provide a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters. The Audit Committee and the Board have agreed a procedure for the confidential and anonymous submission by employees of concerns regarding these matters.

18 | Tomkins

Corporate Governance report

continued

D	Relations with Shareholders

The Company places a high degree of importance on maintaining good relationships and communications with both institutional and private investors and ensures that shareholders are kept informed of significant Company developments.

In order to assist members of the Board to gain an understanding of the views of institutional shareholders, at each of its meetings the Board receives an Investor Relations Report, which covers a wide range of matters including a commentary on the perception of the Company and views expressed by the investment community. Analysts’ reports are also made available to all Directors. The announcement of quarterly, interim and final results provides opportunities for the Company to answer questions from institutional shareholders covering a wide range of topics. The Chairman, Chief Executive Officer and Finance Director hold a regular dialogue with institutional shareholders to ensure the mutual understanding of objectives. Regular reports are made to non-executive Directors by the Chairman, Chief Executive Officer and Finance Director of the key points to emerge from meetings they have had with substantial shareholders. The Chief Executive Officer participates in industry conferences organised by investment banks, which are attended by existing and potential shareholders, and he holds regular meetings with analysts and institutional shareholders. The Company exercises care to ensure that all price-sensitive information is released to all shareholders at the same time, as required by the Listing Rules of the Financial Services Authority and Regulation FD in the US.

The Company’s website provides shareholders and potential investors with information about the Company, including annual and interim reports, trading updates, recent announcements, investor presentations, share price information, Group policies and the terms of reference of its Board Committees. Shareholders are also able to put questions to the Company via its website.

The Company aims to deal expeditiously with all enquiries from shareholders on a wide range of matters. Shareholders also have the opportunity to attend the Annual General Meeting to put questions to the Chairman and to the chairmen of Board Committees. The Chief Executive Officer gives a presentation to shareholders covering a wide range of matters affecting the Company and its business and shareholders have the opportunity to ask him questions. The Company indicates the level of proxy votes lodged in respect of each resolution proposed at its Annual General Meeting following each vote on a show of hands. In the event of a poll being called, the result will be published as soon as possible after the conclusion of the Annual General Meeting. Directors also meet informally with shareholders before and after the meeting. The Company keeps under review ways in which it can communicate more effectively with its shareholders throughout the year, as well as at the Annual General Meeting.

It has been the Company’s practice to send the Notice of the Annual General Meeting and related papers to shareholders at least 20 working days before the meeting and to propose separate resolutions on each substantially separate issue.

Institutional shareholders

The Board notes that Section 2 of the Combined Code seeks to encourage more active participation by institutional shareholders including entering into a dialogue with companies and making considered use of their votes – principles which the Company supports.

Compliance statement

The Listing Rules of the Financial Services Authority require the Board to report on compliance with the provisions contained in Section 1 of the Combined Code. Tomkins considers that throughout the year to 1 January 2005 the Company has been in compliance with the Code provisions set out in Section 1 of the July 2003 FRC Combined Code on Corporate Governance, except for those matters indicated in the Remuneration Committee Report.

The certifications of the Chief Executive Officer and Finance Director required under section 302 of the US Sarbanes-Oxley Act of 2002, and the related rules of the US Securities and Exchange Commission, will be filed as exhibits to the Company’s Form 20-F. In July 2005, Mr. Nicol will certify to the New York Stock Exchange, pursuant to Section 303A.12(b), that he is unaware of any violations by the Company of the New York Stock Exchange’s corporate governance listing standards.

The Company has placed on its website a general summary of the significant ways in which the Company’s corporate governance differs from that followed by domestic US companies under the New York Stock Exchange’s listing standards, as required by section 303A.11.

Directors’ Report and Accounts 2004 | 19

Internal control

The Directors have overall responsibility for the Group’s system of internal control and for reviewing its effectiveness. To fulfil this responsibility the Directors have established a planning, control and performance management framework within which each of the Group’s businesses operates. Within this framework, the management of each of the businesses considers strategic, operational, commercial and financial risks and identifies risk mitigation actions. Whilst acknowledging the overall responsibility for the system of internal control, the Directors are aware that the system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide reasonable and not absolute assurance against material misstatement or loss.

During the period under review, the Directors were not aware of any control breakdowns which resulted in a material loss.

The planning, control and performance management framework, which includes an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, has been in place throughout the financial year and up to the approval date of the Directors’ Report and Accounts. Each business unit’s management identifies and assesses the key business risks affecting the achievement of its objectives. Business unit management also identifies the risk management processes used to mitigate the key risks to an acceptable level and, where appropriate, additional actions required to further manage and mitigate them. The risk summaries developed out of this process are updated at least annually. In addition, Corporate Centre management considers those risks to the Group’s strategic objectives that may not be identified and managed at the business unit level.

In connection with quarterly business reviews, relevant executives discuss risk management activities with Corporate Centre management. The key risks and mitigation strategies are also discussed at least annually with the Audit Committee as well as the full Board.

The risk management processes described above are applied to major decision-making processes such as acquisitions as well as operational risks within the business including environmental, health and safety.

The other key elements of the Performance Management System, which constitutes the control environment, are:

Business strategy reviews – each business is required to prepare a strategic position assessment taking into account the current and likely future market environment and competitive position of the business with specific consideration given to strategic risk. The Corporate Centre management reviews the strategy with each business and the Board is presented with a summary of the plans.

Business reviews – on a quarterly basis, Corporate Centre management performs extensive reviews with each business. These reviews consider current and projected financial and operating results, and address the progress of key strategic and operating initiatives, the risks affecting their achievement and the actions being taken by business unit management to manage the risks and achieve their objectives.

Financial plans – each business prepares financial plans in accordance with a defined format, which includes consideration of risks. To the extent risks are both reasonably estimable and likely to occur, they are reflected specifically in the respective business’ plan. Management at the Corporate Centre reviews the financial plans with the business units and a summary is presented to the Board for approval.

Balance sheet reviews – business unit and Corporate Centre financial management conduct periodic, on-site reviews of underlying rationale and support for the significant line item components comprising the balance sheets for each business in the Group.

Capital authorisation approval – all significant capital expenditures are subject to a formal capital authorisation process, which takes into account, inter alia, operational, financial and technical risks. For significant capital projects, a post-investment analysis is completed to facilitate continuous improvement in the capital planning process, including risk identification and mitigation.

Reporting, analysis and forecasts – all businesses are required to report monthly to the Corporate Centre on financial performance. Comparisons are made with plan, forecast and prior year and significant variances and changes in the business environment are explained. Each business reassesses its forecast for the financial year on a monthly basis. Quarterly, each business prepares a forecast for the following eighteen months and reviews projections for the current and following year.

Financial strategy – the financial strategy includes assessment of the major financial risks related to interest rate exposure, foreign currency exposure, debt maturity and liquidity. There is a comprehensive global insurance programme using the external insurance market and some limited use of an internal captive insurance company. Group Treasury manages hedging activities, relating to financial risks, with external cover for net currency transaction exposures. The Group Tax function manages tax compliance and tax risks associated with the Group’s activities. The Audit Committee, through the Finance Committee, oversees the financial strategy as well as the tax strategy and considers the associated risks and risk management techniques being used by the Group.

Reporting certifications – in connection with the preparation of the annual and quarterly financial statements, senior business general management and financial management sign a certificate which includes a declaration regarding the existence of internal controls, the proper recording of transactions and the identification and evaluation of significant business risks. These certifications were expanded to encompass Section 302 of the Sarbanes-Oxley Act of 2002 in support of statements required to be made by Tomkins’ Chief Executive and Chief Financial Officers. See further discussion of Sarbanes-Oxley overleaf.

20 | Tomkins

Internal Control

continued

Sarbanes-Oxley – as a foreign private issuer (FPI) listed on the NYSE in the US, the Group is subject to the provisions of the Sarbanes-Oxley Act of 2002 (the “Act”). In particular, Section 404 of the Act requires certifications by management regarding the effectiveness of internal controls over financial reporting and requires the independent auditors to express an opinion on the Board’s assertions regarding such internal controls. Accordingly, the Group has undertaken a project to ensure Tomkins is in compliance with the requirements of Section 404 of the Act by 31 December 2006 (the effective date for the Group as a FPI). While the certification and external audit opinion on internal controls over financial reporting will be reported in Tomkins’ US SEC filings, the results of Tomkins’ compliance with the Act will serve to further strengthen the internal control framework for the Group.

The Group has an established internal audit function; the Vice President – Business Risk Assurance directs the activities of the internal auditors on a day-to-day basis and reports directly to the Audit Committee of the Board at least four times a year. Due to the importance and significance of the effort required to achieve Sarbanes-Oxley compliance, during 2004 the Board has directed substantially all internal audit resources towards supporting the Sarbanes-Oxley project described above. As a result, internal audit is primarily focused on risks and controls over financial reporting. In 2004, internal audit’s support has primarily been assisting management in completing controls documentation, assessing design effectiveness and developing test plans. Internal audit’s support is expected to continue in 2005 and 2006 but will shift to testing the operating effectiveness of controls in higher risk areas and providing the Board with assurance over management’s testing process in other risk areas. However, with the recently announced one-year Sarbanes-Oxley compliance extension for FPIs, it is likely that some proportion of internal audit resources will be deployed to perform internal audit reviews in areas other than financial reporting controls in 2005 and 2006.

As part of their financial audit responsibilities, the independent auditors also provide reports to the Audit Committee on the operation of internal controls affecting key financial processes. The Directors confirm that the effectiveness of the system of internal control for the year ended 1 January 2005 has been reviewed in line with the criteria set out in the guidance for directors in the Combined Code “Internal Control” document issued in September 1999.

Directors’ Report and Accounts 2004 | 21

Statement of Directors’ responsibilities

United Kingdom company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year and of the profit of the Group for the year. In preparing these financial statements, the Directors are required to:

(i)	select suitable accounting policies and apply them consistently;

(ii)	make judgements and estimates that are reasonable and prudent; and

(iii)	state whether applicable accounting standards have been followed.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors’ report

To the members of Tomkins plc

We have audited the financial statements of Tomkins plc for the year ended 1 January 2005 which comprise the profit and loss account, the balance sheets, the cash flow statement, the reconciliation of net cash flow to movement in net debt, the statement of total recognised gains and losses, the reconciliation of movement in shareholders’ funds, the principal accounting policies and the related notes 1 to 32. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the remuneration committee report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

As described in the statement of Directors’ responsibilities, the Company’s Directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the Directors’ Report and Accounts including the Directors’ remuneration report. Our responsibility is to audit the financial statements and the part of the Directors’ remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company’s compliance with the nine provisions of the July FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the Directors’ report and the other information contained in the Directors’ Report and Accounts for the above year as described in the contents section, including the unaudited part of the Directors’ remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Director’s remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors’ remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors’ remuneration report described as having been audited.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 1 January 2005 and of the profit of the Group for the year then ended, and the financial statements and the part of the Directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors

London

23 February 2005

22 | Tomkins

Consolidated profit and loss account

		Year ended 1 January 2005				Year ended 3 January 2004
	Notes	Before goodwill amortisation and exceptional items £ million	Goodwill amortisation £ million	Exceptional items* £ million	Total £ million	Before goodwill amortisation and exceptional items £ million	Goodwill amortisation £ million	Exceptional items* £ million	Total £ million
Turnover
Continuing operations		2,974.1	—	—	2,974.1	3,073.3	—	—	3,073.3
Discontinued operations		6.2	—	—	6.2	77.1	—	—	77.1

	1	2,980.3	—	—	2,980.3	3,150.4	—	—	3,150.4

Operating profit
Continuing operations		258.8	(12.5)	—	246.3	243.5	(11.9)	—	231.6
Utilisation of provision for loss on exit of business		0.7	—	—	0.7	1.6	—	—	1.6

Total continuing operations		259.5	(12.5)	—	247.0	245.1	(11.9)	—	233.2

Discontinued operations		(1.7)	—	—	(1.7)	(10.1)	—	—	(10.1)
Utilisation of provision for loss on disposal of business		1.8	—	—	1.8	—	—	—	—

Total discontinued operations		0.1	—	—	0.1	(10.1)	—	—	(10.1)

		259.6	(12.5)	—	247.1	235.0	(11.9)	—	223.1
Share of profits of associates		1.0	—	—	1.0	0.9	—	—	0.9

Operating profit including associates	1&2	260.6	(12.5)	—	248.1	235.9	(11.9)	—	224.0
Loss on disposal of businesses	29	—	—	(89.7)	(89.7)	—	—	(18.5)	(18.5)
Reversal of provision for loss on disposal of business		—	—	72.9	72.9	—	—	—	—
Costs of exit of business		—	—	(18.3)	(18.3)	—	—	—	—
Reversal/(creation) of provision for loss on exit of business		—	—	29.6	29.6	—	—	(32.6)	(32.6)
Reversal of other provisions:
Disposal of operations and related warranties		—	—	—	—	—	—	33.1	33.1
Provision for loss on disposal of business to be discontinued:
Impairment of goodwill		—	—	—	—	—	—	(51.4)	(51.4)
Impairment of assets		—	—	(4.1)	(4.1)	—	—	(21.5)	(21.5)
Profit on disposal of fixed assets		—	—	—	—	—	—	7.7	7.7

Profit before interest		260.6	(12.5)	(9.6)	238.5	235.9	(11.9)	(83.2)	140.8
Net interest	4	(15.1)	—	—	(15.1)	(8.4)	—	—	(8.4)

Profit on ordinary activities before tax		245.5	(12.5)	(9.6)	223.4	227.5	(11.9)	(83.2)	132.4

Before exceptional items		245.5	(12.5)	—	233.0	227.5	(11.9)	—	215.6
Exceptional items*		—	—	(9.6)	(9.6)	—	—	(83.2)	(83.2)

Tax on profit on ordinary activities	6	(47.8)	2.8	2.5	(42.5)	(45.7)	3.0	90.2	47.5

Profit on ordinary activities after tax		197.7	(9.7)	(7.1)	180.9	181.8	(8.9)	7.0	179.9
Equity minority interest		(8.3)	—	—	(8.3)	(8.1)	—	—	(8.1)

Profit attributable to shareholders		189.4	(9.7)	(7.1)	172.6	173.7	(8.9)	7.0	171.8
Dividends on equity and non-equity shares	7	(112.9)	—	—	(112.9)	(121.7)	—	—	(121.7)
Gain arising on the early redemption of redeemable convertible cumulative preference shares		—	—	—	—	10.8	—	—	10.8

Retained profit		76.5	(9.7)	(7.1)	59.7	62.8	(8.9)	7.0	60.9

Earnings per share
Basic	8	22.55p			20.37p	18.78p			18.53p
Diluted	8	21.59p			19.67p	18.21p			18.01p
Dividends per ordinary share					12.60p				12.00p

*	Exceptional items exclude operating exceptional items.

Directors’ Report and Accounts 2004 | 23

Consolidated cash flow statement

	Notes	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million
Net cash inflow from operating activities	9	333.9	332.0
Dividends received from associated undertakings		0.4	0.5
Returns on investments and servicing of finance	10	(30.2)	(44.9)
Tax paid (net)	10	(39.8)	(29.6)
Capital expenditure (net)	10	(152.2)	(114.0)
Financial investment	10	(4.1)	(2.5)
Acquisitions and disposals	10	(2.7)	(102.3)
Equity dividends paid		(94.5)	(97.5)

Net cash inflow/(outflow) before use of liquid resources and financing		10.8	(58.3)

Financing
Share issues (net of costs)		1.2	0.7
Redemption of redeemable convertible cumulative preference shares		—	(384.5)
Cash flow (decreasing)/increasing debt and lease financing		(7.8)	239.5

Net cash outflow from financing	10	(6.6)	(144.3)

Management of liquid resources
Cash flow (increasing)/decreasing cash on deposit and collateralised cash	10	(27.7)	86.1

Decrease in cash in the year		(23.5)	(116.5)

Reconciliation of net cash flow to movement in net debt

	Notes	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million
Decrease in cash in the year		(23.5)	(116.5)
Cash flow decreasing/(increasing) debt and lease financing	10	7.8	(239.5)
Cash flow increasing/(decreasing) cash on deposit and collateralised cash	10	27.7	(86.1)

Change in net funds/(debt) resulting from cash flows	11	12.0	(442.1)
Loans and finance leases acquired with subsidiaries		—	(2.8)
New finance leases		—	(4.3)
Translation difference	11	8.2	26.9

Increase/(decrease) in net debt in the year		20.2	(422.3)
Net (debt)/funds at the beginning of the year	11	(264.7)	157.6

Net debt at the end of the year	11	(244.5)	(264.7)

24 | Tomkins

Consolidated balance sheet

	Notes	1 January 2005 £ million	3 January 2004 £ million
CAPITAL EMPLOYED
Fixed assets
Intangible assets	12	214.2	216.7
Tangible assets	13	776.5	793.7
Investments	14	5.3	7.4

		996.0	1,017.8

Current assets
Stock	15	371.6	373.9
Debtors	16	600.9	624.2
Cash		185.4	175.6

		1,157.9	1,173.7
Current liabilities
Creditors: amounts falling due within one year	17	(507.3)	(502.3)

Net current assets		650.6	671.4

Total assets less current liabilities		1,646.6	1,689.2
Creditors: amounts falling due after more than one year	18	(479.4)	(488.4)
Provisions for liabilities and charges	20	(339.5)	(423.5)

Net assets		827.7	777.3

CAPITAL AND RESERVES
Called up share capital
Ordinary shares	22	38.7	38.7
Convertible cumulative preference shares	22	337.2	337.2

		375.9	375.9
Share premium account	23	94.0	92.8
Capital redemption reserve	23	461.9	461.9
Own shares	23	(8.9)	(6.4)
Profit and loss account	23	(137.3)	(180.2)

Shareholders’ funds		785.6	744.0
Equity shareholders’ funds		448.4	406.8
Non-equity shareholders’ funds		337.2	337.2

Equity minority interest		42.1	33.3

		827.7	777.3

Approved by the Board on 23 February 2005 and signed on its behalf by

J Nicol	}	Directors
K Lever

Directors’ Report and Accounts 2004 | 25

Company balance sheet

	Notes	1 January 2005 £ million	3 January 2004 £ million
CAPITAL EMPLOYED
Fixed assets
Tangible assets	13	5.2	5.2
Investments	14	1,555.7	1,553.5

		1,560.9	1,558.7

Current assets
Debtors: amounts falling due within one year	16	26.8	62.3
Debtors: amounts falling due after more than one year	16	396.6	153.7
Cash		3.0	3.6

		426.4	219.6
Current liabilities
Creditors: amounts falling due within one year	17	(88.4)	(76.5)

Net current assets		338.0	143.1

Total assets less current liabilities		1,898.9	1,701.8
Creditors: amounts falling due after more than one year	18	(659.5)	(303.0)
Provisions for liabilities and charges	20	—	(0.1)

Net assets		1,239.4	1,398.7

CAPITAL AND RESERVES
Called up share capital
Ordinary shares	22	38.7	38.7
Convertible cumulative preference shares	22	337.2	337.2

		375.9	375.9
Share premium account	23	94.0	92.8
Capital redemption reserve	23	461.9	461.9
Merger reserve	23	115.4	115.4
Capital reserve	23	56.5	56.5
Own shares	23	(8.6)	(5.0)
Profit and loss account	23	144.3	301.2
Equity shareholders’ funds		902.2	1,061.5
Non-equity shareholders’ funds		337.2	337.2

Shareholders’ funds		1,239.4	1,398.7

Approved by the Board on 23 February 2005 and signed on its behalf by

J Nicol	}	Directors
K Lever

26 | Tomkins

Consolidated statement of total recognised gains and losses

	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million
Profit attributable to shareholders	172.6	171.8
Foreign exchange translation:
– Group	(31.9)	(41.5)
– Associated undertakings	(0.2)	(0.4)

	(32.1)	(41.9)

Total recognised gains and losses	140.5	129.9

Reconciliation of movement in shareholders’ funds

	Notes	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million
Total recognised gains and losses		140.5	129.9
Dividends	7	(112.9)	(121.7)
Gain arising on the early redemption of redeemable convertible cumulative
preference shares		—	10.8

		27.6	19.0
Share issues (net of costs)	22 & 23	1.2	0.6
Early redemption of redeemable convertible cumulative preference shares (including stamp duty, commissions and other costs)		—	(395.3)
Goodwill written back on disposals	23	13.1	29.9
Provision for impairment of goodwill on proposed disposal		—	51.4
Purchase of own shares	23	(4.1)	(2.5)
Cost of employee share schemes charged to the profit and loss account	23	3.8	1.6

Net addition/(reduction) to shareholders’ funds		41.6	(295.3)
Shareholders’ funds at the beginning of the year		744.0	1,039.3

Shareholders’ funds at the end of the year		785.6	744.0

Directors’ Report and Accounts 2004 | 27

Principal accounting policies

Accounting convention

The accounts have been prepared under the historical cost convention and in accordance with applicable UK accounting standards.

Basis of consolidation

The accounts include the results of all subsidiary undertakings (“subsidiaries”). The results of subsidiaries acquired or sold are consolidated for the periods from the effective dates of acquisition or to the effective dates of sale.

Accounting period

The accounts are for the 364 days ended 1 January 2005. The comparative figures are for the 368 days ended 3 January 2004.

Foreign currencies

Trading results denominated in foreign currencies are translated into sterling at the average rates of exchange ruling throughout the year.

Assets and liabilities are translated at the rates of exchange ruling at the balance sheet date, or at composite rates specified in related forward contracts.

Foreign exchange differences arising on the translation of the opening net assets of foreign subsidiaries, the translation of foreign subsidiaries’ profit and loss accounts from average or composite rates to closing rates and from transactions executed solely for the purpose of hedging foreign currency translation exposure are taken to reserves. Other exchange differences are taken to the profit and loss account when they arise.

Derivative financial instruments

Derivative financial instruments are held to reduce exposure to foreign exchange risk and interest rate movements. None are held for speculative purposes.

To qualify as a hedge, a financial instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group’s operations. Gains and losses arising on these contracts are deferred and recognised in the profit and loss account, or as adjustments to the carrying amount of fixed assets, only when the hedged transaction has itself been reflected in the Group’s accounts.

If an instrument ceases to be accounted for as a hedge, for example, because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss recognised at that time.

Fixed assets

Fixed assets are stated at cost less accumulated depreciation and any provision for impairment.

Freehold land and assets under construction are not depreciated. Depreciation of tangible fixed assets, other than freehold land and assets under construction, is provided on the straight-line basis over anticipated useful lives:

Freehold buildings and long leasehold land and buildings	Ten to fifty years
Short leasehold land and buildings	Length of lease
Plant, equipment and vehicles	Two to twenty years

Finance leases

Assets held under leases which confer rights and obligations similar to those attaching to owned assets are capitalised at fair value as tangible fixed assets and the corresponding liability to pay rentals is shown net of interest in the accounts as obligations under finance leases. The capitalised values of the assets are written off on the straight-line basis over the shorter of the period of the lease or the useful life of the asset concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

Investments

Shares in subsidiaries are stated at cost less provisions for impairment.

An associated undertaking (“associate”) is an investment in which the Group has substantial long-term minority equity interest and in which it participates in commercial and financial policy decisions. The consolidated profit and loss account includes the Group’s share of the results of associates. Investments in associates, all of which were acquired before 2 May 1998, are incorporated in the consolidated balance sheet at cost, less goodwill written off, plus the Group’s share of post-acquisition reserves.

Other investments are stated at the lower of cost and net realisable value.

Stock

Stock is valued at the lower of cost and net realisable value with due allowance for any obsolete or slow moving items. Net realisable value is the estimated selling price less costs to complete and sell. Work in progress, finished goods and goods held for resale include an appropriate proportion of overhead expense.

Long-term contracts are valued at cost plus attributable profit less provisions for foreseeable loss. If the outcome of a contract can be assessed with reasonable certainty, profit is taken by the percentage of completion method, otherwise profit is taken at the conclusion of each contract.

Certain commodities used by operating companies are purchased or sold by way of forward contracts in order to fix the purchase price of the underlying raw material or product. Where such an arrangement exists, commodities are accounted for at the cost fixed by the forward contract.

Own shares

Own shares deducted in arriving at shareholders’ funds represent the cost of the Company’s ordinary shares acquired by ESOP trusts in connection with the Group’s employee share schemes.

Goodwill

Goodwill, being the excess of the cost of an acquisition over the fair values attributed to the net assets at acquisition, is now capitalised and is being amortised over its useful economic life, which is usually expected not to exceed twenty years. Provision is made for any impairment.

Goodwill arising on acquisitions made on or before 2 May 1998 was charged directly to reserves. The profit or loss on disposal or closure of a business includes any attributable goodwill previously charged to reserves.

Turnover

Turnover comprises sales in the ordinary course of business to external customers for goods supplied and despatched and services provided, exclusive of sales related taxes.

28 | Tomkins

Principal accounting policies

continued

Research and development

Expenditure on research and development and on patents and trademarks is written off in the period in which it is incurred.

Operating leases

Operating lease rentals are charged to the profit and loss account on the straight-line basis over the period of the lease.

Employee share schemes

With the exception of awards made under SAYE option schemes in respect of which no cost is recognised, the cost of awards made under the Group’s share based compensation schemes is based on the intrinsic value of the awards and is charged to the profit and loss account on a straight line basis over the period to which the employees’ performance relates.

Pensions and other post-retirement benefits

The costs of pension plans and other post-retirement benefits are charged to the profit and loss account so as to spread the costs over the employees’ working lives with the Group.

As permitted by the transitional arrangements of Financial Reporting Standard No. 17 “Retirement benefits” (“FRS 17”) the Group has elected to defer its implementation. The disclosures required under the transitional arrangements are set out in note 26.

Government grants

Government grants relating to tangible fixed assets are treated as deferred income and credited to the profit and loss account in equal instalments over the anticipated useful lives of the assets to which the grants relate. Other grants are credited to the profit and loss account when they are received.

Tax

The tax charge is based on the profit for the year and takes into account tax deferred due to timing differences between the treatment of certain items for tax and accounting purposes. Deferred tax is provided in full on all liabilities. Deferred tax assets are recognised to the extent it is regarded that it is more likely than not that they will be recovered. Deferred tax assets and liabilities have not been discounted.

Directors’ Report and Accounts 2004 | 29

Notes to the accounts

1.	SEGMENTAL ANALYSIS

	Turnover		Operating profit		Operating net assets
	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million	1 January 2005 £ million	3 January 2004 £ million
By activity
Continuing operations
Industrial & Automotive	1,932.9	1,977.2	180.5	169.2	843.5	777.4
Air Systems Components	423.0	447.9	46.2	38.2	92.6	100.3
Engineered & Construction Products	618.2	648.2	57.5	62.6	110.0	125.2
Central costs	—	—	(23.7)	(24.0)	(4.6)	(15.3)

	2,974.1	3,073.3	260.5	246.0	1,041.5	987.6
Discontinued operations
Engineered & Construction Products	6.2	77.1	0.1	(10.1)	(3.9)	13.2

	2,980.3	3,150.4	260.6	235.9	1,037.6	1,000.8
Goodwill amortisation/capitalised goodwill	—	—	(12.5)	(11.9)	214.2	216.7

	2,980.3	3,150.4	248.1	224.0	1,251.8	1,217.5

By geographical origin
United States of America	1,924.2	2,075.1	170.2	186.1	491.9	510.0
United Kingdom	183.3	219.0	(6.3)	(32.7)	84.6	91.2
Rest of Europe	320.6	329.1	30.5	20.5	142.5	119.5
Rest of the World	552.2	527.2	66.2	62.0	318.6	280.1

	2,980.3	3,150.4	260.6	235.9	1,037.6	1,000.8
Goodwill amortisation/capitalised goodwill	—	—	(12.5)	(11.9)	214.2	216.7

	2,980.3	3,150.4	248.1	224.0	1,251.8	1,217.5

By geographical destination
United States of America	2,009.4	2,117.4
United Kingdom	89.2	126.1
Rest of Europe	362.7	372.8
Rest of the World	519.0	534.1

	2,980.3	3,150.4

Operating profit includes the Group’s share of the profits of associated undertakings. The split of the profits of associated undertakings analysed by class of business is Industrial & Automotive £0.6 million (3 January 2004 – £0.7 million) and Engineered & Construction Products £0.4 million (3 January 2004 – £0.2 million). The split of the goodwill amortisation charged for the year, analysed by class of business, is Industrial & Automotive £5.0 million (3 January 2004 – £3.5 million), Air Systems Components £7.2 million (3 January 2004 – £8.1 million) and Engineered & Construction Products £0.3 million (3 January 2004 – £0.3 million). Details of businesses acquired and disposed of by segment are disclosed in note 29.

The split of capitalised goodwill analysed by class of business is Industrial & Automotive £105.4 million (3 January 2004 – £92.7 million), Air Systems Components £104.3 million (3 January 2004 – £118.9 million) and Engineered & Construction Products £4.5 million (3 January 2004 – £5.1 million).

Operating net assets (excluding goodwill) comprise:	1 January 2005 £ million	3 January 2004 £ million
Tangible fixed assets	776.5	793.7
Stock	371.6	373.9
Debtors	536.9	540.8
Creditors: amounts falling due within one year	(409.6)	(396.4)
Creditors: amounts falling due after more than one year	(68.8)	(74.5)
Provisions for liabilities and charges	(169.0)	(236.7)

	1,037.6	1,000.8

Debtors exclude corporation tax, deferred tax and collateralised cash. Creditors exclude loans and overdrafts, obligations under finance leases, corporation tax and dividends. Provisions for liabilities and charges exclude deferred tax and other tax provisions.

	Year ended 1 January 2005			Year ended 3 January 2004
Operating expenses	Continuing operations £ million	Discontinued operations £ million	Total £ million	Continuing operations £ million	Discontinued operations £ million	Total £ million
Cost of sales	2,120.2	4.7	2,124.9	2,200.9	64.1	2,265.0
Distribution costs	333.5	0.4	333.9	358.0	8.0	366.0
Administration expenses	273.4	1.0	274.4	281.2	15.1	296.3

	2,727.1	6.1	2,733.2	2,840.1	87.2	2,927.3

30 | Tomkins

Notes to the accounts

continued

2.	OPERATING PROFIT

	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million
Operating profit is stated after charging/(crediting):
Depreciation of fixed assets	112.9	125.2
Depreciation of fixed assets held under finance leases	3.1	3.5
Loss on disposal of fixed assets	1.1	1.3
Provision for impairment of listed investments	—	0.4
Government grants – capital	(0.1)	(0.1)
– revenue	(1.1)	(1.2)
Amortisation of goodwill	12.5	11.9
Research and development expenditure	51.3	58.6
Hire of plant and machinery under operating leases	7.0	9.3
Rentals payable under other operating leases	14.5	12.5
Auditors’ remuneration (see below)	4.2	4.9

Auditors’ remuneration	£ million	£ million
Deloitte & Touche LLP
Audit services
Statutory audit	2.1	2.1
Audit regulatory services(1)	0.3	0.1

	2.4	2.2
Further assurance services(2)	0.4	0.6
Tax services(3)
Compliance services	0.6	0.1
Advisory services	0.8	2.0

	1.4	2.1

Total fees	4.2	4.9

(1)	Audit related regulatory services include the review of the interim financial statements and audit of the 20-F filing with the Securities and Exchange Commission in the US.

(2)	Further assurance services include advice on accounting matters and non-regulatory reporting. All such fees must be reported to the Audit Committee and prior approval is required from the Chairman of the Audit Committee.

(3)	Compliance services are carried out as part of the statutory audit. Tax advisory services must be reported to the Audit Committee as set out in (2) above.

3.	OPERATING EXCEPTIONAL ITEMS

	Year ended 1 January 2005	Year ended 3 January 2004
Operating profit is stated after charging the following operating exceptional items:	Continuing operations £ million	Continuing operations £ million	Discontinued operations £ million	Total £ million
Restructuring costs
Industrial & Automotive	(14.8)	(20.7)	—	(20.7)
Air Systems Components	(1.0)	(4.1)	—	(4.1)
Engineered & Construction Products	(1.7)	(0.7)	(10.4)	(11.1)

Total before tax	(17.5)	(25.5)	(10.4)	(35.9)
Tax attributable	5.9	8.9	2.6	11.5

Total after tax	(11.6)	(16.6)	(7.8)	(24.4)

The restructuring costs of £17.5 million (3 January 2004 – £35.9 million) primarily relate to the relocation of wiper blade production and the rationalisation of manufacturing capacity in North America. Net cash flow from operating activities include £20.1 million (3 January 2004 – £34.3 million) outflow in respect of the above restructuring costs.

Directors’ Report and Accounts 2004 | 31

Notes to the accounts

continued

4.	NET INTEREST

	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million
Interest receivable
Bank interest	3.2	6.9
Other interest	3.2	3.6

	6.4	10.5

Interest payable
Interest on bank loans, overdrafts and bills discounted	(9.8)	(5.5)
Interest on other loans	(10.8)	(12.3)
Finance lease interest	(0.9)	(1.1)

	(21.5)	(18.9)

Net interest	(15.1)	(8.4)

5.	DIRECTORS AND EMPLOYEES

	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million
Staff costs, including Directors, were:
Wages and salaries	681.2	752.4
Social security costs	70.4	74.5
Pension costs (see note 26)	45.9	47.9
Other post-retirement benefits (see note 20)	10.5	11.2

	808.0	886.0

	Number	Number
Average number of persons employed by the Group during the year was:
Production	28,629	30,697
Selling and distribution	4,336	4,546
Administration	3,755	4,085

	36,720	39,328

Full details of Directors’ remuneration and payments to former directors are given in the Remuneration Committee report on pages 5 to 12.

6.	TAXATION

	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million
Tax on profit on ordinary activities
Analysis of charge/(credit) for the year:
Current tax
UK corporation tax on profits for the year	0.2	—
Adjustments in respect of prior periods	(16.6)	(93.7)

Total UK corporation tax	(16.4)	(93.7)

Overseas tax on profits for the year	53.8	64.3
Adjustments in respect of prior periods	(2.3)	(7.4)

Total overseas tax	51.5	56.9

Total current tax	35.1	(36.8)

Deferred tax
Timing differences originating in the year	10.0	(6.8)
Deferred tax asset recognised in the year	(2.0)	(7.2)
Adjustments in respect of prior periods	(0.8)	3.0

Total deferred tax	7.2	(11.0)

Associated undertakings’ tax	0.2	0.3

Tax charge/(credit) on profit on ordinary activities	42.5	(47.5)

The tax credit on non-operating exceptional items is £2.5 million (3 January 2004 – tax charge of £0.5 million). Exceptional items for the year ended 3 January 2004 also included a £90.7 million release of prior year tax provisions.

32 | Tomkins

Notes to the accounts

continued

6.	TAXATION (CONTINUED)

	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million
Factors affecting the tax charge/(credit) for the year:
Profit on ordinary activities before tax	223.4	132.4

Tax at the standard rate of corporation tax in the UK of 30% (3 January 2004 – 30%)	67.0	39.7
Effect of:
Permanent differences	(1.3)	4.3
Non-deductible exceptional items	(0.2)	23.0
Timing differences originating in the year	(10.0)	6.8
Tax rates on overseas earnings	(1.5)	(9.5)
Adjustments to current tax charge in respect of prior years:
Exceptional release of prior year tax provisions	(15.0)	(90.7)
Other adjustments in respect of prior year tax provisions	(3.9)	(10.4)

Current tax charge/(credit) for the year	35.1	(36.8)

	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million
Provision for deferred tax
The deferred tax balance comprises:
Excess of tax depreciation over book depreciation	49.5	47.8
Other timing differences	(77.9)	(86.7)

Net deferred tax asset	(28.4)	(38.9)

The balance is made up of:
Deferred tax asset (see note 16)	(44.8)	(55.7)
Deferred tax liability (see note 20)	16.4	16.8

	(28.4)	(38.9)

		Year ended 1 January 2005 £ million
The movements in the net deferred tax asset were as follows:
At 3 January 2004		(38.9)
Foreign exchange translation		1.7
Subsidiaries acquired		—
Charge for the year (see above)		7.2
Subsidiaries disposed		1.6

At 1 January 2005		(28.4)

Factors that may affect future tax charges:

There are other deferred tax assets in relation to capital losses carried forward of £111.2 million (3 January 2004 – £119.6 million) and other losses carried forward and other timing differences of £283.2 million (3 January 2004 – £19.1 million), totalling £394.4 million (3 January 2004 – £138.7 million), that have not been recognised on the basis that their future economic benefit is uncertain. These assets will be recognised when it is regarded as more likely than not that they will be recovered.

Directors’ Report and Accounts 2004 | 33

Notes to the accounts

continued

7.	DIVIDENDS ON EQUITY AND NON-EQUITY SHARES

	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million
Ordinary shares
Interim 4.83p (3 January 2004 – 4.60p) paid 12 November 2004	37.3	35.6
Final 7.77p (3 January 2004 – 7.40p) to be paid 26 May 2005	60.0	57.2

	97.3	92.8

Preference shares
Accrued at 3 January 2004	(2.2)	(4.4)
Foreign exchange translation	—	0.5
Paid during year	15.9	30.6
Accrued at 1 January 2005	1.9	2.2

	15.6	28.9

Total dividends	112.9	121.7

The preference dividends for the year ended 1 January 2005 are payable on the convertible cumulative preference shares. The preference dividends for the year ended 3 January 2004 include £18.1 million paid on the convertible cumulative preference shares and £10.8 million paid on the redeemable convertible cumulative preference shares.

8.	EARNINGS PER SHARE

	Earnings			Weighted average shares			Earnings per share
	Profit attributable to shareholders £ million	Preference dividends £ million	Total £ million	Ordinary shares Number	Dilutions Number	Total Number
Year ended 1 January 2005
Basic	172.6	(15.6)	157.0	770,716,582	—	770,716,582	20.37	p
Exercise of share options	—	—	—	—	3,931,313	3,931,313	(0.10	)p

	172.6	(15.6)	157.0	770,716,582	3,931,313	774,647,895	20.27	p
Conversion of preference shares and reversal of preference dividend	—	15.6	15.6	—	102,650,664	102,650,664	(0.60	)p

Diluted	172.6	—	172.6	770,716,582	106,581,977	877,298,559	19.67	p

Basic before goodwill amortisation and exceptional items	189.4	(15.6)	173.8	770,716,582	—	770,716,582	22.55	p
Exercise of share options	—	—	—	—	3,931,313	3,931,313	(0.11	)p

	189.4	(15.6)	173.8	770,716,582	3,931,313	774,647,895	22.44	p
Conversion of preference shares and reversal of preference dividend	—	15.6	15.6	—	102,650,664	102,650,664	(0.85	)p

Diluted before goodwill amortisation and exceptional items	189.4	—	189.4	770,716,582	106,581,977	877,298,559	21.59	p

Year ended 3 January 2004
Basic	171.8	(28.9)	142.9	771,037,499	—	771,037,499	18.53	p
Exercise of share options	—	—	—	—	2,034,111	2,034,111	(0.05	)p

	171.8	(28.9)	142.9	771,037,499	2,034,111	773,071,610	18.48	p
Conversion of preference shares and reversal of preference dividend	—	28.9	28.9	—	180,917,242	180,917,242	(0.47	)p

Diluted	171.8	—	171.8	771,037,499	182,951,353	953,988,852	18.01	p

Basic before goodwill amortisation and exceptional items	173.7	(28.9)	144.8	771,037,499	—	771,037,499	18.78	p
Exercise of share options	—	—	—	—	2,034,111	2,034,111	(0.05	)p

	173.7	(28.9)	144.8	771,037,499	2,034,111	773,071,610	18.73	p
Conversion of preference shares and reversal of preference dividend	—	28.9	28.9	—	180,917,242	180,917,242	(0.52	)p

Diluted before goodwill amortisation and exceptional items	173.7	—	173.7	771,037,499	182,951,353	953,988,852	18.21	p

34 | Tomkins

Notes to the accounts

continued

8.	EARNINGS PER SHARE (CONTINUED)

Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year. The weighted average number of ordinary shares in issue excludes the weighted average number of ordinary shares held by trusts relating to employee share schemes to which the participating employees are not unconditionally entitled. Diluted earnings per share takes into account the dilutive effect of share options outstanding under employee share schemes and the dilutive effect of the conversion of convertible preference shares.

The Directors have presented earnings per share before exceptional items and goodwill amortisation on the basis that they believe it represents a useful measure of underlying year on year performance.

9.	RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	Year ended 1 January 2005
	Continuing operations £ million	Discontinued operations £ million	Total £ million	Year ended 3 January 2004 £ million
Operating profit	247.0	0.1	247.1	223.1
Depreciation (net of capital government grants)	115.5	0.4	115.9	128.6
Loss/(profit) on sale of tangible fixed assets	1.3	(0.2)	1.1	1.3
Amortisation of goodwill	12.5	—	12.5	11.9
Costs on disposal of business	—	(1.8)	(1.8)	—
Costs on exit of business	(16.2)	—	(16.2)	—
Cost of employee share schemes	3.8	—	3.8	1.6
Impairment of fixed asset investment	—	—	—	0.4
Post-retirement benefits	(3.8)	—	(3.8)	(3.3)
Decrease in other provisions	(1.2)	(3.1)	(4.3)	(8.7)
(Increase)/decrease in stock	(35.5)	1.2	(34.3)	(4.2)
(Increase)/decrease in debtors	(37.5)	15.5	(22.0)	(17.2)
Increase/(decrease) in creditors	40.2	(4.3)	35.9	(1.5)

Net cash inflow from operating activities	326.1	7.8	333.9	332.0

The impact of the operating exceptional items on the cash flow is disclosed in note 3.

10.	ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CONSOLIDATED CASH FLOW STATEMENT

	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million
Returns on investments and servicing of finance
Interest received	4.0	10.2
Interest paid	(18.6)	(18.7)
Interest element of finance lease rental payments	(0.9)	(1.1)
Preference dividends paid	(15.9)	(30.6)
Investment by minority shareholder	3.9	0.7
Repayment of capital to minority shareholder	—	(1.5)
Dividends paid to subsidiary companies’ minority shareholders	(2.7)	(3.9)

Net cash outflow from returns on investments and servicing of finance	(30.2)	(44.9)

Tax paid
Tax paid	(56.0)	(60.0)
Tax received	16.2	30.4

Net cash outflow from tax paid	(39.8)	(29.6)

Capital expenditure
Purchase of tangible fixed assets	(157.7)	(141.1)
Sale of tangible fixed assets	5.5	27.1

Net cash outflow from capital expenditure	(152.2)	(114.0)

Financial investment
Purchase of own shares	(4.1)	(2.5)

Net cash outflow from financial investment	(4.1)	(2.5)

Acquisitions and disposals
Purchase of subsidiary undertakings	(24.0)	(153.5)
Net cash acquired with subsidiary undertakings	—	11.0
Sale of subsidiary undertakings	21.8	41.5
Net cash disposed with subsidiary undertakings	(0.5)	(1.3)

Net cash outflow from acquisitions and disposals	(2.7)	(102.3)

Directors’ Report and Accounts 2004 | 35

Notes to the accounts

continued

10.	ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million
Financing
Share issues (net of costs)	1.2	0.7
Redemption of redeemable convertible cumulative preference shares	—	(384.5)
Debt due within one year:
Decrease in short-term borrowings	(6.1)	(1.4)
Additional bank loans	0.9	1.4
Repayment of other loans	—	(0.5)
Debt due after more than one year:
Additional bank and other loans	0.9	304.0
Repayment of bank and other loans	—	(60.0)
Capital element of finance lease rental payments	(3.5)	(4.0)

Cash flow (decreasing)/increasing debt and lease financing	(7.8)	239.5

Net cash outflow from financing	(6.6)	(144.3)

Management of liquid resources
(Increase)/decrease in cash on deposit	(26.6)	88.4
Increase in collateralised cash	(1.1)	(2.3)

Cash flow (increasing)/decreasing cash on deposit and collateralised cash	(27.7)	86.1

Discontinued operations utilised £7.8 million of the Group’s operating cash flows, contributed £0.1 million in respect of net returns on investment and servicing of finance, received £1.4 million in respect of taxation and utilised £0.2 million for capital expenditure.

11.	ANALYSIS OF NET DEBT

	1 January 2005 £ million	Cash flow £ million	Exchange movement £ million	3 January 2004 £ million
Cash on demand*	111.1	(23.0)	8.1	126.0
Overdrafts	(13.3)	(0.5)	0.8	(13.6)

		(23.5)

Debt due after more than one year	(401.9)	(0.9)	—	(401.0)
Debt due within one year	(7.5)	5.2	0.4	(13.1)
Finance leases	(12.1)	3.5	0.8	(16.4)

		7.8

Cash on deposit*	74.3	26.6	(1.9)	49.6
Collateralised cash	4.9	1.1	—	3.8

		27.7

Net debt	(244.5)	12.0	8.2	(264.7)

*	Cash disclosed on the balance sheet includes cash on demand and cash on deposit.

12.	INTANGIBLE FIXED ASSETS

Goodwill £ million
Cost
At 3 January 2004	254.1
Foreign exchange translation	(11.4)
Subsidiaries acquired (see note 29)	18.6

At 1 January 2005	261.3

Amortisation
At 3 January 2004	37.4
Foreign exchange translation	(2.8)
Charge for the year	12.5

At 1 January 2005	47.1

Net book value
At 3 January 2004	216.7

At 1 January 2005	214.2

36 | Tomkins

Notes to the accounts

continued

13.	TANGIBLE FIXED ASSETS

	The Group			The Company
	Land and buildings £ million	Plant, equipment and vehicles £ million	Assets under the course of construction £ million	Total £ million	Land and buildings £ million	Plant, equipment and vehicles £ million	Total £ million
Cost
At 3 January 2004	417.5	1,381.0	82.7	1,881.2	5.5	3.0	8.5
Foreign exchange translation	(18.9)	(50.4)	(2.0)	(71.3)	—	—	—
Subsidiaries acquired	0.2	1.8	—	2.0	—	—	—
Additions	13.9	60.2	83.6	157.7	—	0.3	0.3
Reclassifications	(6.7)	6.7	—	—	—	—	—
Transfers	24.0	57.1	(81.1)	—	—	—	—
Disposals	(4.1)	(88.3)	—	(92.4)	—	(0.6)	(0.6)
Subsidiaries disposed	(19.8)	(84.6)	—	(104.4)	—	—	—

At 1 January 2005	406.1	1,283.5	83.2	1,772.8	5.5	2.7	8.2

Depreciation
At 3 January 2004	158.1	929.4	—	1,087.5	1.1	2.2	3.3
Foreign exchange translation	(7.7)	(37.0)	—	(44.7)	—	—	—
Charge for the year	12.4	103.6	—	116.0	0.1	0.2	0.3
Reclassifications	(5.7)	5.7	—	—	—	—	—
Disposals	(3.1)	(82.7)	—	(85.8)	—	(0.6)	(0.6)
Subsidiaries disposed	(7.9)	(68.8)	—	(76.7)	—	—	—

At 1 January 2005	146.1	850.2	—	996.3	1.2	1.8	3.0

Net book value
At 3 January 2004	259.4	451.6	82.7	793.7	4.4	0.8	5.2

At 1 January 2005	260.0	433.3	83.2	776.5	4.3	0.9	5.2

The net book value for the Group includes £12.7 million (3 January 2004 – £16.9 million) in respect of assets held under finance leases.

	The Group		The Company
	1 January 2005 £ million	3 January 2004 £ million	1 January 2005 £ million	3 January 2004 £ million
The net book value of land and buildings comprises:
Freehold properties	255.7	254.6	4.2	4.3
Long leasehold properties	0.2	0.3	0.1	0.1
Short leasehold properties	4.1	4.5	—	—

	260.0	259.4	4.3	4.4

Freehold land amounting to £39.3 million (3 January 2004 – £47.8 million) is not depreciated. Total fixed assets include assets under construction of £83.2 million (3 January 2004 – £82.7 million), which are also not depreciated.

14.	FIXED ASSET INVESTMENTS

	The Group		The Company
	Listed investments £ million	Associated undertakings £ million	Total £ million	Subsidiary undertakings £ million
At 3 January 2004	1.7	5.7	7.4	1,553.5
Foreign exchange translation	(0.1)	(0.1)	(0.2)	—
Additions	—	—	—	7.1
Disposals	—	—	—	(4.9)
Subsidiaries disposed	—	(2.3)	(2.3)	—
Share of profit in excess of distribution	—	0.4	0.4	—

At 1 January 2005	1.6	3.7	5.3	1,555.7

The market value of the listed investments at 1 January 2005 was £2.0 million (3 January 2004 – £1.7 million).

The principal subsidiary and associated undertakings are listed in note 32. Each operates wholly or mainly in its country of incorporation.

Directors’ Report and Accounts 2004 | 37

Notes to the accounts

continued

15.	STOCK

	1 January 2005 £ million	3 January 2004 £ million
Raw materials	125.2	118.1
Work in progress	45.5	59.5
Finished goods and goods held for resale	200.9	196.3

	371.6	373.9

16.	DEBTORS

	The Group		The Company
	1 January 2005 £ million	3 January 2004 £ million	1 January 2005 £ million	3 January 2004 £ million
Amounts falling due within one year
Trade debtors	415.2	412.7	0.1	—
Amounts owing by subsidiary undertakings	—	—	18.1	52.8
Amounts recoverable on long-term contracts	15.6	11.2	—	—
Corporation tax	14.3	23.9	—	4.4
Deferred tax	26.9	41.0	0.7	—
Other taxes and social security	4.7	4.1	0.2	0.4
Other debtors	23.6	37.1	3.3	3.7
Prepayments and accrued income	49.2	52.1	4.4	1.0
Collateralised cash	4.9	3.8	—	—

	554.4	585.9	26.8	62.3
Amounts falling due after more than one year
Amounts owing by subsidiary undertakings	—	—	390.7	153.7
Deferred tax	17.9	14.7	0.2	—
Other debtors	28.6	23.6	5.7	—

	600.9	624.2	423.4	216.0

The amounts falling due after more than one year owing by and to subsidiary undertakings have no specified terms of repayment and are considered unlikely to be settled within twelve months (see note 18). The majority of the amounts owing to and by subsidiary undertakings bear interest but some are interest free. Interest rates used were the floating rates prevalent for the currency of the loan, adjusted for the financial strength of the Group undertaking.

The Group is the beneficiary of a number of corporate owned life assurance policies. At 1 January 2005, the surrender value of the policies was £175.7 million (3 January 2004 – £166.8 million) and loans due to the life assurance company totalled £174.8 million (3 January 2004 – £165.6 million). The net debtor of £0.9 million (3 January 2004 – £1.2 million) is included in other debtors. These balances are offset in accordance with FRS 5.

17.	CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	The Group		The Company
	1 January 2005 £ million	3 January 2004 £ million	1 January 2005 £ million	3 January 2004 £ million
Unsecured loan notes	0.3	0.4	0.3	0.4
Obligations under finance leases (see note 19)	3.4	3.5	—	—
Bank loans and overdrafts	20.5	26.3	11.9	4.3
Amounts owing to subsidiary undertakings	—	—	2.7	5.5
Amounts owing to associated undertakings	—	0.2	—	—
Amounts due on long-term contracts	0.4	0.8	—	—
Trade creditors	233.8	199.4	0.5	0.6
Bills of exchange payable	0.8	1.0	—	—
Corporation tax	11.6	16.3	0.1	—
Other taxes and social security	14.9	15.7	0.3	0.3
Other creditors	56.5	63.0	7.1	2.7
Proposed and accrued dividends	61.9	59.4	61.9	59.4
Accruals and deferred income	103.2	116.3	3.6	3.3

	507.3	502.3	88.4	76.5

The holders of the unsecured loan notes have the right to require all or part repayment, at par, half yearly until 30 June 2012. Some suppliers include in their conditions of sale a clause under which, until they are paid, they reserve title to the goods supplied. These goods are included in stock.

38 | Tomkins

Notes to the accounts

continued

18.	CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	The Group		The Company
	1 January 2005 £ million	3 January 2004 £ million	1 January 2005 £ million	3 January 2004 £ million
Other loans	400.1	400.1	150.0	150.0
Obligations under finance leases (see note 19)	8.7	12.9	—	—
Bank loans	1.8	0.9	—	—
Amounts owing to subsidiary undertakings (see note 16)	—	—	505.1	146.5
Other creditors	65.6	70.2	4.4	4.9
Accruals and deferred income	3.2	4.3	—	1.6

	479.4	488.4	659.5	303.0

Bank loans, overdrafts and other loans
Repayable:
Between one and two years	0.9	0.9	—	—
Between two and five years	0.9	—	—	—
Over five years	400.1	400.1	150.0	150.0

	401.9	401.0	150.0	150.0
Within one year	20.8	26.7	12.2	4.7

	422.7	427.7	162.2	154.7

Unsecured:
Bank loans and overdrafts	19.6	23.8	11.9	4.3
Unsecured loan notes, 2012, 2.60%	0.3	0.4	0.3	0.4
Other unsecured loans, 2011 to 2015, 6.125% to 8.00%	400.0	400.0	150.0	150.0

	419.9	424.2	162.2	154.7

Secured:
Bank loans	2.8	3.5	—	—

	2.8	3.5	—	—

	422.7	427.7	162.2	154.7

The security for the £2.8 million secured loans (3 January 2004 – £3.5 million) consists of £1.8 million fixed assets (3 January 2004 – £2.4 million) and £1.0 million trade debtors (3 January 2004 – £1.1 million).

19.	OBLIGATIONS UNDER FINANCE LEASES

	1 January 2005 £ million	3 January 2004 £ million
The future finance lease payments, to which the Group was committed are as follows:
Within one year	4.1	4.4
Between one and two years	1.9	4.4
Between two and five years	4.7	5.7
Over five years	4.9	6.6

	15.6	21.1
Less: interest charges allocated to future periods	(3.5)	(4.7)

	12.1	16.4

Obligations included in creditors falling due within one year	3.4	3.5
Obligations included in creditors falling due after more than one year	8.7	12.9

	12.1	16.4

Directors’ Report and Accounts 2004 | 39

Notes to the accounts

continued

20.	PROVISIONS FOR LIABILITIES AND CHARGES

	The Group			The Company
	Post-retirement benefits £ million	Deferred tax £ million	Other tax provisions £ million	Other provisions £ million	Total £ million	Deferred tax £ million
At 3 January 2004	163.1	16.8	170.0	73.6	423.5	0.1
Foreign exchange translation	(10.2)	(0.1)	(6.7)	(2.3)	(19.3)	—
Subsidiaries disposed	(0.1)	(0.2)	—	(1.0)	(1.3)	—
Charge for the year	10.5	(0.1)	5.8	19.8	36.0	(0.1)
Release of prior year provision	—	—	(15.0)	—	(15.0)	—
Reversal of provisions for disposal of businesses and related warranties	—	—	—	(21.5)	(21.5)	—
Reversal of provisions for loss on exit of business	—	—	—	(11.5)	(11.5)	—
Utilised during the year	(14.3)	—	—	(37.1)	(51.4)	—

At 1 January 2005	149.0	16.4	154.1	20.0	339.5	—

Post-retirement benefits other than pensions:

Other post-retirement benefits, mainly healthcare, are provided by certain US subsidiaries to current and former employees. The cost relating to the benefits is assessed in accordance with the advice of qualified actuaries and the provision in the accounts for the accrued cost of the benefits at 1 January 2005 is based on an actuarial valuation at that date. The assumption which has the most significant effect on the cost relating to the benefits is the weighted average annual rate of increase in the per capita cost of health care benefits of approximately 6.5 per cent.

Deferred tax and other tax provisions:

Provisions relate to deferred tax and other tax liabilities where there is uncertainty over the timing of settlement of such amounts. For details of the Group deferred tax balance see note 6.

Other provisions:

Other provisions include provisions for restructuring costs, disposals and warranties. Provision is made for warranty claims on various products depending on specific market expectations and the type of product. The period of warranty can extend indefinitely, however, the majority of relevant sales have warranty periods of two years. Provision has been made for warranties based on actual and anticipated claims.

21.	FINANCIAL COMMITMENTS

	Land and buildings		Other
	1 January 2005 £ million	3 January 2004 £ million	1 January 2005 £ million	3 January 2004 £ million
Obligations under operating leases to pay rentals during the next year, which expire as follows:
Within one year	1.3	1.0	1.5	1.8
Between one and five years	4.7	4.3	1.9	2.3
Over five years	6.2	6.1	1.4	1.4

	12.2	11.4	4.8	5.5

40 | Tomkins

Notes to the accounts

continued

22.	SHARE CAPITAL

	Authorised		Allotted and fully paid
	Number	£ million	Number	£ million
Ordinary shares of 5p each:
At 3 January 2004	1,585,164,220	79.2	773,262,360	38.7
Shares issued	—	—	627,524	—

At 1 January 2005	1,585,164,220	79.2	773,889,884	38.7

	Number	$ million	Number	£ million
Convertible cumulative preference shares of US$50 each:
At 3 January 2004	13,920,000	696.0	10,506,721	337.2

At 1 January 2005	13,920,000	696.0	10,506,721	337.2

Redeemable convertible cumulative preference shares of US$50 each:
At 3 January 2004	25,200,000	1,260.0	—	—

At 1 January 2005	25,200,000	1,260.0	—	—

Total preference shares at 1 January 2005	39,120,000	1,956.0	10,506,721	337.2

Total share capital at 3 January 2004	—	—	783,769,081	375.9

Total share capital at 1 January 2005	—	—	784,396,605	375.9

During the year 54,000 and 573,524 ordinary shares of 5p each were allotted pursuant to options exercised under the executive share option schemes and savings related share option schemes respectively, for total consideration of £1.2 million.

The perpetual convertible shares were issued on terms that they could be converted at any time, at the shareholder’s option, into fully paid ordinary shares of 5p each of the Company on the basis of 9.77 ordinary shares of 5p each for every perpetual convertible share so converted. The Company has the option, at any time when the total amount of perpetual convertible shares issued and outstanding is less than 10% of the amount originally issued and in any event on or after 29 July 2006, to redeem, in the first case, all but not some only and, in the second case, all or any of the perpetual convertible shares which remain issued and outstanding at that time.

At the date of issue the conversion terms of the perpetual convertible shares were equivalent to an ordinary share price of 334p.

On a return of assets on liquidation or otherwise (other than on redemption or repurchase of shares) the assets of the Company available to shareholders will be applied first in repaying the capital paid up or credited as paid up thereon together with all arrears and accruals of dividend to the holders of the perpetual convertible shares and any other classes of shares ranking pari passu with the perpetual convertible shares as to capital.

Until such time as the shares are converted or redeemed, the holders of the perpetual convertible shares have a right to receive dividends at an annual rate of 5.560 per cent in preference to the holders of the ordinary shares.

The holders of the perpetual convertible shares are entitled to vote at a general meeting of the Company where, on a show of hands, each holder will have one vote and, on a poll, each holder will have one vote in respect of every seven fully paid ordinary shares to which the holder would be entitled on the full exercise of his conversion rights, except if two or more consecutive quarterly dividends are in arrears whereupon, on a poll, each holder shall have one vote in respect of every fully paid ordinary share to which the holder would be entitled on the full exercise of his conversion rights; such voting rights to continue until such time as any arrears of dividends as described above have been paid in full.

Directors’ Report and Accounts 2004 | 41

Notes to the accounts

continued

22.	SHARE CAPITAL (CONTINUED)

Options in existence at the end of the year over ordinary shares of 5p each were:

			Number of shares
Date of grant	Subscription price		1 January 2005	3 January 2004
Executive share option schemes:
27 July 1994	226.00	p	—	54,000
9 May 1995	242.00	p	166,500	367,500
31 July 1996	249.00	p	9,000	9,000
10 February 1998	330.00	p	955,500	1,079,500
6 August 1998	293.50	p	—	102,000
3 February 1999	247.50	p	967,000	1,038,000
20 August 1999	275.25	p	—	50,000
8 November 1999	215.00	p	339,000	339,000
19 January 2001	171.00	p	329,000	329,000
19 February 2001	170.50	p	2,087,000	2,439,000
20 September 2001	150.00	p	76,666	76,666
11 February 2002	197.00	p	2,538,072	2,538,072
11 February 2002	276.00	p	1,522,842	1,522,842
11 February 2002	345.00	p	1,015,228	1,015,228
11 February 2002	197.00	p	1,522,842	1,522,842
12 February 2002	202.75	p	70,754	70,754
3 July 2002	244.75	p	2,415,500	2,415,500
19 August 2002	230.00	p	16,304	16,304
17 January 2003	208.25	p	4,305,076	4,331,076
18 July 2003	246.50	p	600,000	600,000
1 September 2003	262.75	p	150,000	150,000
12 December 2003	265.75	p	4,583,380	4,592,380
29 November 2004	248.75	p	5,339,030	—

			29,008,694	24,658,664

			Number of shares
Date of grant	Subscription price		1 January 2005	3 January 2004
Savings related share option scheme:
12 March 1998	266.20	p	—	1,296
24 March 1999	187.60	p	5,361	613,482
19 April 2004	204.00	p	1,319,711	—

			1,325,072	614,778

At 1 January 2005, 225 participants (3 January 2004 – 209) held options under the Company’s executive share option schemes and 479 participants (3 January 2004 – 388) held options under the savings related share option scheme. Options are exercisable between 2 January 2005 and 28 November 2014 under the executive share option schemes and between 2 January 2005 and 30 November 2009 under the savings related share option scheme.

42 | Tomkins

Notes to the accounts

continued

23.	RESERVES

	Share premium account £ million	Capital redemption reserve £ million	Merger reserve £ million	Capital reserve £ million	Own shares £ million	Profit and loss account £ million	Total £ million
The Group
At 3 January 2004	92.8	461.9	—	—	(6.4)	(180.2)	368.1
Retained profit for the year	—	—	—	—	—	59.7	59.7
Net premium on shares issued	1.2	—	—	—	—	—	1.2
Foreign exchange translation	—	—	—	—	—	(32.1)	(32.1)
Goodwill written back on disposals	—	—	—	—	—	13.1	13.1
Purchase of own shares	—	—	—	—	(4.1)	—	(4.1)
Shares vested	—	—	—	—	1.6	(1.6)	—
Cost of employee share schemes	—	—	—	—	—	3.8	3.8

At 1 January 2005	94.0	461.9	—	—	(8.9)	(137.3)	409.7

The Company
At 3 January 2004	92.8	461.9	115.4	56.5	(5.0)	301.2	1,022.8
Retained profit for the year	—	—	—	—	—	(157.9)	(157.9)
Net premium on shares issued	1.2	—	—	—	—	—	1.2
Foreign exchange translation	—	—	—	—	—	—	—
Purchase of own shares	—	—	—	—	(4.1)	—	(4.1)
Shares vested	—	—	—	—	0.5	(0.5)	—
Cost of employee share schemes	—	—	—	—	—	1.5	1.5

At 1 January 2005	94.0	461.9	115.4	56.5	(8.6)	144.3	863.5

In the opinion of the Directors, all of the capital reserve and £139.4 million of the profit and loss account of the Company are distributable.

Own shares represent the cost to the Tomkins Employee Share Trust (“the Trust”) of the Company’s ordinary shares that it has acquired to meet the expected requirements of the share based compensation schemes described in the Remuneration Committee report on pages 5 to 12.

As at 1 January 2005, the Group was deemed to hold 3,500,040 of the Company’s ordinary shares (3 January 2004 – 2,628,859 ordinary shares) by way of the Trust with a market value of £8.9 million (3 January 2004 – £7.1 million). As at 1 January 2005, the Company was deemed to hold 3,449,205 of its own ordinary shares (3 January 2004 – 2,077,583 ordinary shares) by way of the Trust with a market value of £8.8 million (3 January 2004 – £5.6 million). Dividends relating the Company’s ordinary shares held by the Trust have been waived with the exception of those that are payable to participants in the relevant schemes.

In addition to the above, the goodwill arising since 1 March 1973 on the acquisition of subsidiary and associated undertakings owned at 1 January 2005 written off against reserves, totals £1,041.7 million (3 January 2004 – £1,054.8 million).

24.	RESULT FOR THE FINANCIAL YEAR

The Company has not presented its own profit and loss account, as permitted by Section 230 of the Companies Act 1985. The loss for the financial year in the accounts of the Company amounted to £45.0 million (3 January 2004 – £512.3 million).

25.	FUTURE CAPITAL EXPENDITURE

	1 January 2005 £ million	3 January 2004 £ million
Contracts placed	36.9	34.2

Directors’ Report and Accounts 2004 | 43

Notes to the accounts

continued

26.	PENSIONS

The Group has continued to account for pensions in accordance with Statement of Standard Accounting Practice No. 24 “Accounting for Pension Costs” (“SSAP 24”) and the disclosures given in (a) comply with that standard. As permitted by the transitional arrangements of FRS 17 the Group has elected to defer full implementation of the standard until the year ended 31 December 2005. Nevertheless, a number of items determined in accordance with FRS 17 must be disclosed. These disclosures, to the extent not given under (a), are set out in (b) for funded defined benefit schemes and in (c) for unfunded defined benefit schemes. The disclosures in respect of post retirement benefits other than pensions are set out in note 20.

(a) SSAP 24 Disclosures

As at 1 January 2005, the Group operates pension plans throughout the world, covering the majority of its employees. These plans are structured to accord with local conditions and practices in each country and include defined contribution and defined benefit plans. In the case of the defined benefit plans, amounts are charged to the profit and loss account so as to spread the cost of providing benefits over employees’ service lives. Further details on the schemes in the two principal countries (the United Kingdom and the United States) are set out below.

At 1 January 2005, pension related assets of £28.2 million (3 January 2004 – £25.3 million) (Company – £2.3 million (3 January 2004 – £3.1 million)) and pension related liabilities of £55.3 million (3 January 2004 – £53.4 million) (Company – £6.3 million (3 January 2004 – £6.7 million)) were included in debtors and creditors respectively.

United Kingdom

The majority of plans in the United Kingdom are defined benefit in nature and provide benefits based on final pensionable salary and length of service. The assets of the plans are held by trustees in separate pension funds and day to day management of those assets is carried out by independent professional investment managers who, at the request of the Company, are prohibited by the trustees from investing directly in Tomkins. All plan assets are held by custodians who are independent of the investment managers and of Tomkins.

The latest actuarial valuations and formal reviews of the plans were carried out by independent consulting actuaries, with effective dates between December 2002 and December 2004 using the projected unit method of valuation, which includes allowance for future earnings growth. Assets were valued at market value. The principal assumptions used in valuing the scheme liabilities are set out in the tables on page 45.

At the dates of the latest formal actuarial valuations, the market value of the assets of the plans amounted to £180.6 million which was sufficient to cover 96 per cent (3 January 2004 – 90 per cent) of the liabilities for benefits accrued to members. At 1 January 2005, total plan assets had a market value of £187.1 million (3 January 2004 – £186.0 million).

Certain employees whose benefits exceed the maximum that can be paid from the approved arrangements are entitled to an additional pension payable directly from the Company following retirement. An accrued liability of £ nil (3 January 2004 – £2.7 million) is included in the balance sheet in respect of this.

There are a small number of defined contribution plans where contributions are charged to the profit and loss account in the year in which they fall due.

United States of America

Both defined benefit and defined contribution plans are operated in the United States of America. Assets are held in trustee administered funds independent of the assets of the companies.

Defined benefit plans are operated by a number of the Group’s US subsidiaries providing benefits based upon pensionable salary and length of service. Actuarial valuations of the assets and liabilities are performed annually by independent consulting actuaries, using the projected unit method of valuation which includes allowance for future earnings growth. Assets were valued at market value.

At the date of the latest formal actuarial valuations, total plan assets had a market value of £208.1 million (3 January 2004 – £212.8 million). The actuarial valuation of the assets was sufficient to cover 79 per cent (3 January 2004 – 84 per cent) of the estimated accrued liabilities of the funded plans. At 1 January 2005, total plan assets had a market value of £217.5 million (3 January 2004 – £223.0 million).

Defined contribution plans, which include profit sharing plans, cover most of Tomkins US employees. Contributions are charged to the profit and loss account in the year in which they fall due.

Other countries

Over 60 per cent of Tomkins employees are either in the UK or in the US. For the balance, Tomkins operates both defined benefit and defined contribution plans. Where these are not available, state benefits are considered adequate. Full provision is made for liabilities arising under defined benefit schemes in these countries, as calculated in accordance with actuarial advice and contributions to defined contribution plans are accounted for in the year in which they fall due.

44 | Tomkins

Notes to the accounts

continued

26.	PENSIONS (CONTINUED)

During the year ended 1 January 2005, the total amount charged to the profit and loss account in respect of all the Group’s defined benefit and defined contribution plans was £45.9 million (3 January 2004 – £47.9 million), as analysed below.

	Year ended 1 January 2005			Year ended 3 January 2004
	Defined benefit £ million	Defined contribution £ million	Total £ million	Defined benefit £ million	Defined contribution* £ million	Total £ million
United Kingdom	3.4	1.7	5.1	5.4	1.4	6.8
United States	11.3	21.7	33.0	8.8	25.4	34.2
Other countries	4.9	2.9	7.8	4.9	2.0	6.9

	19.6	26.3	45.9	19.1	28.8	47.9

*	The comparative numbers have been adjusted to include multi-employer pension plan expense.

The principal weighted average assumptions used in the most recent actuarial valuations of the defined benefit plans in the derivation of the above pension cost is analysed below.

	United Kingdom	United States of America	Other countries
At 1 January 2005:
Investment return	4.9% – 7.0%	8.0%	2.0% – 6.5%
Salary increases	4.25% – 4.75%	3.0% – 5.92%	2.0% – 4.0%
Increase to pensions in payment	2.5% – 2.8%	n/a	n/a
Inflation rate	2.5% – 2.8%	n/a(1)	0.0% – 4.5%

(b) Additional FRS 17 disclosures

The scheme valuations used for FRS 17 disclosures have been based on the latest formal actuarial valuations updated to 1 January 2005 by qualified, independent actuaries.

The major assumptions used by the actuaries were:

	United Kingdom	United States of America	Other countries
At 1 January 2005:
Salary increases	4.0%	3.0% – 5.92%	2.0% – 4.0%
Increase to pensions in payment	2.5% – 2.8%	n/a	n/a
Increase to deferred pensions	2.5% – 2.8%	n/a	n/a
Discount rate	5.5%	6.11%	2.0% – 6.5%
Inflation rate	2.5% – 2.8%	n/a(1)	0.0% – 4.5%

	United Kingdom	United States of America	Other countries
At 3 January 2004:
Salary increases	4.0%	3.0% – 5.5%	2.0% – 6.07%
Increase to pensions in payment	2.25% – 2.75%	n/a	n/a
Increase to deferred pensions	2.25% – 2.75%	n/a	n/a
Discount rate	5.5%	6.1%	2.0% - 6.5%
Inflation rate	2.25% – 2.75%	n/a(1)	(0.2)% – 4.0%

	United Kingdom	United States of America	Other countries
At 31 December 2002:
Salary increases	3.5% – 4.2%	4.0% – 5.5%	3.0% – 12.0%
Increase to pensions in payment	0% – 2.5%	n/a	7.6%
Increase to deferred pensions	2.5%	n/a	7.6%
Discount rate	5.75%	6.5%	2.0% – 13%
Inflation rate	2.5%	n/a(1)	0% – 5.4%

(1)	While an inflation rate is used in the United States of America when developing certain economic assumptions such as the discount rate and expected rate of return, an explicit inflation assumption is not used to increase the benefits to participants.

Directors’ Report and Accounts 2004 | 45

Notes to the accounts

continued

26.	PENSIONS (CONTINUED)

The assets in the scheme and the expected rates of return were:

	United Kingdom		United States of America		Other countries		Total
	Long term rate of return expected % p.a.	£ million	Long term rate of return expected % p.a.	£ million	Long term rate of return expected % p.a.	£ million	Long term rate of return expected % p.a.	£ million
The Group
At 1 January 2005:
Equities	8.14	103.9	9.00	144.9	8.36 –8.86	19.8	8.14 – 9.00	268.6
Bonds	5.27 – 6.40	82.0	6.25	59.5	5.27 – 6.00	11.3	5.27 – 6.40	152.8
Other	3.73 – 7.01	1.2	3.50 – 7.00	13.1	0.27 – 7.11	6.0	0.27 – 7.11	20.3

Total market value of assets		187.1		217.5		37.1		441.7

At 3 January 2004:
Equities	8.14	121.4	9.00	147.5	1.0 – 8.36	26.1	1.0 – 8.36	295.0
Bonds	5.27 – 6.40	64.2	6.25	62.1	1.0 – 5.99	9.3	1.0 – 6.25	135.6
Other	3.73 – 7.01	0.4	3.50 – 7.00	13.4	1.0 – 7.11	1.2	1.0 – 7.11	15.0

Total market value of assets		186.0		223.0		36.6		445.6

At 31 December 2002:
Equities	8.75	125.9	9.00	136.8	3.5 – 14.0	24.4	3.5 – 14.0	287.1
Bonds	6.00	15.5	6.25	70.1	3.5 – 14.0	4.6	3.5 – 14.0	90.2
Other	4.00	19.1	3.5 – 7.0	19.2	3.5 – 14.0	10.6	3.5 – 14.0	48.9

Total market value of assets		160.5		226.1		39.6		426.2

The Company
At 1 January 2005:
Equities	8.14	69.6	—	—	—	—	8.14	69.6
Bonds	5.27 – 6.40	63.4	—	—	—	—	5.27 – 6.40	63.4
Other	3.73	0.5	—	—	—	—	3.73	0.5

Total market value of assets		133.5		—		—		133.5

At 3 January 2004:
Equities	8.14	19.9	—	—	—	—	8.14	19.9
Bonds	5.27 –6.4	24.4	—	—	—	—	5.27 – 6.4	24.4

Total market value of assets		44.3		—		—		44.3

At 31 December 2002:
Equities	8.75	16.7	—	—	—	—	8.75	16.7
Bonds	6.00	4.5	—	—	—	—	6.00	4.5

Total market value of assets		21.2		—		—		21.2

The amounts that would be charged to operating profit under FRS 17 are as follows:

	The Group		The Company
	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million
Current service cost	5.9	10.7	0.4	0.6
Past service cost	3.2	(4.9)	—	—
(Gains)/losses on settlements or curtailments	(5.6)	0.2	(0.8)	—

Total charged/(credited) to operating profit	3.5	6.0	(0.4)	0.6

A number of the Group’s defined benefit plans are closed to new entrants. The projected unit method of valuation has been used to calculate the charge to operating profit and in the case of the closed plans, the service cost as a percentage of payroll will increase over time as members approach retirement.

46 | Tomkins

Notes to the accounts

continued

26.	PENSIONS (CONTINUED)

The amounts that would be (charged)/credited to other finance income under FRS 17 are as follows:

	The Group		The Company
	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million	Year ended 1 January 2005 £ million	Year ended 3 January 2004 £ million
Expected return on scheme assets	32.3	32.2	8.8	2.8
Interest cost on scheme liabilities	(32.9)	(37.4)	(6.9)	(2.7)

Net finance (charge)/return	(0.6)	(5.2)	1.9	0.1

The amounts that would be taken to the statement of total recognised gains and losses under FRS 17 are as follows:

	The Group			The Company
	£ million	% of scheme assets at year-end	% of present value of scheme liabilities at year-end	£ million	% of scheme assets at year-end	% of present value of scheme liabilities at year-end
Year ended 1 January 2005:
Difference between actual and expected return on assets	8.3	1.9		1.3	1.0
Experience losses arising on scheme liabilities	(2.6)		0.4	(1.4)		1.0
Effects of changes in assumptions underlying the present value of scheme liabilities	(19.7)			(8.2)
Adjustment for unrecoverable surplus	(0.2)			1.4

Total actuarial loss	(14.2)		2.4	(6.9)		4.9

Year ended 3 January 2004:
Difference between actual and expected return on assets	36.9	8.3		1.0	2.3
Experience gains arising on scheme liabilities	20.0		3.4	1.6		3.2
Effects of changes in assumptions underlying the present value of scheme liabilities	(24.4)			(2.2)
Adjustment for unrecoverable surplus	(1.5)

Total actuarial gain	31.0		5.2	0.4		0.8

Eight months ended 31 December 2002:
Difference between actual and expected return on assets	(54.2)	(12.7)		(3.6)	(17.0)
Experience gains arising on scheme liabilities	(13.9)		(2.2)	(2.1)		(7.6)
Effects of changes in assumptions underlying the present value of scheme liabilities	(39.5)			(1.3)

Total actuarial gain	(107.6)		(17.3)	(7.0)		(25.2)

Directors’ Report and Accounts 2004 | 47

Notes to the accounts

continued

26.	PENSIONS (CONTINUED)

Reconciliation of scheme assets and liabilities to the balance sheet:

	United Kingdom £ million	United States of America £ million	Other countries £ million	Total £ million
The Group
At 1 January 2005:
Total market value of assets	187.1	217.5	37.1	441.7
Present value of scheme liabilities	(204.6)	(315.5)	(59.8)	(579.9)

Deficit in the scheme	(17.5)	(98.0)	(22.7)	(138.2)
Adjustment for unrecoverable surplus	(1.4)	(0.2)	—	(1.6)
Related deferred tax asset (1)	5.7	29.5	6.8	42.0

Net pension liability	(13.2)	(68.7)	(15.9)	(97.8)

At 3 January 2004:
Total market value of assets	186.0	223.0	36.6	445.6
Present value of scheme liabilities	(197.1)	(330.2)	(66.5)	(593.8)

Deficit in the scheme	(11.1)	(107.2)	(29.9)	(148.2)
Related deferred tax asset (1)	3.3	32.2	9.0	44.5

Net pension liability	(7.8)	(75.0)	(20.9)	(103.7)

At 31 December 2002:
Total market value of assets	160.5	226.1	39.6	426.2
Present value of scheme liabilities	(202.4)	(360.6)	(58.0)	(621.0)

Deficit in the scheme	(41.9)	(134.5)	(18.4)	(194.8)
Related deferred tax asset (1)	12.6	40.3	5.5	58.4

Net pension liability	(29.3)	(94.2)	(12.9)	(136.4)

(1)	The related deferred tax asset is calculated at a notional rate of 30 per cent of the FRS 17 deficit. This assumes that any future pension contributions required to fund the deficit would be allowable at this rate for tax purposes.

United Kingdom £ million
The Company
At 1 January 2005:
Total market value of assets	133.5
Present value of scheme liabilities	(140.8)

Deficit in the scheme	(7.3)
Adjustment for unrecoverable surplus	(1.4)
Related deferred tax asset (1)	2.6

Net pension liability	(6.1)

At 3 January 2004:
Total market value of assets	44.3
Present value of scheme liabilities	(49.4)

Deficit in the scheme	(5.1)
Related deferred tax asset (1)	1.5

Net pension liability	(3.6)

At 31 December 2002:
Total market value of assets	21.2
Present value of scheme liabilities	(27.8)

Deficit in the scheme	(6.6)
Related deferred tax asset (1)	2.0

Net pension liability	(4.6)

(1)	The related deferred tax asset is calculated at a notional rate of 30 per cent of the FRS 17 deficit. This assumes that any future pension contributions required to fund the deficit would be allowable at this rate for tax purposes.

48 | Tomkins

Notes to the accounts

continued

26.	PENSIONS (CONTINUED)

Analysis of the movement in the scheme deficit during the year ending 1 January 2005:

	The Group		The Company
	1 January 2005 £ million	3 January 2004 £ million	1 January 2005 £ million	3 January 2004 £ million
Opening deficit in the scheme	(148.2)	(194.8)	(5.1)	(6.6)
Transfer of pension plan from subsidiary	—	—	0.1	—
Current service cost	(5.9)	(10.7)	(0.4)	(0.6)
Contributions	19.4	24.3	2.4	5.5
Past service costs	(3.2)	4.9	—	—
Other finance (charges)/income	(0.6)	(5.2)	1.8	0.1
Actuarial (loss)/gain	(14.2)	31.0	(6.9)	0.4
Curtailments/settlements	5.6	(0.2)	0.8	—
Pension schemes of subsidiaries disposed/acquired	1.4	(10.4)	—	(3.9)
Adjustment due to exchange rate differences	7.5	12.9	—	—

Closing deficit in the scheme	(138.2)	(148.2)	(7.3)	(5.1)

If FRS 17 had been adopted for the financial statements the net assets and the profit and loss account would be as follows:

	The Group		The Company
	1 January 2005 £ million	3 January 2004 £ million	1 January 2005 £ million	3 January 2004 £ million
Net assets	827.7	777.3	1,239.4	1,398.7
Less: SSAP 24 pension prepayments	(28.2)	(25.3)	(2.3)	(3.1)
Add: SSAP 24 liabilities included in creditors	36.8	30.8	6.3	4.0

Net assets excluding pension assets and liabilities	836.3	782.8	1,243.4	1,399.6
Net pension liability	(97.8)	(103.7)	(6.1)	(3.6)

Net assets including pension assets and liabilities	738.5	679.1	1,237.3	1,396.0

Profit and loss reserve excluding pension assets and liabilities	(137.3)	(180.2)	144.3	301.2
Pension liability reserve	(97.8)	(103.7)	(6.1)	(3.6)

Profit and loss reserve including pension assets and liabilities	(235.1)	(283.9)	138.2	297.6

(c) Unfunded defined benefit schemes

The Group has unfunded defined benefit schemes with present value of scheme liabilities of £18.5 million (3 January 2004 – £22.6 million), (Company – £nil (3 January 2004 – £2.7 million)) which are already provided for. Accordingly, no adjustment for these schemes is necessary. The assumptions used to derive the present value of scheme liabilities are broadly similar to those used for the funded schemes.

27.	CONTINGENCIES

The Company guarantees the bank facilities of certain subsidiaries and the Group provides cash as security for letters of credit in order to reduce their cost. The maximum amount covered by these arrangements at 1 January 2005 was £179.5 million (3 January 2004 – £156.2 million) and £4.9 million (3 January 2004 – £3.8 million) respectively. The Company has also guaranteed certain property leases and performance bonds entered into in the ordinary course of business by certain of its subsidiaries. The Group is also, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business. The directors do not anticipate that the outcome of any of the above proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position.

Directors’ Report and Accounts 2004 | 49

Notes to the accounts

continued

28.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Tomkins’ policy in relation to financial risk management is discussed in the Annual Review, a separate report to shareholders. As permitted by FRS 13, short-term debtors and creditors have been omitted from all disclosures other than the currency analysis. The disclosures also exclude the Company’s preference shares (see note 22) and the financial guarantees (see note 27).

Interest rate and currency profile at 1 January 2005:

	Sterling £ million	US dollar £ million	Euro £ million	Canadian dollar £ million	Other £ million	Total £ million
Financial assets
Cash and deposits	22.4	81.2	16.7	26.7	43.3	190.3
Other	5.7	20.1	0.1	—	1.4	27.3

	28.1	101.3	16.8	26.7	44.7	217.6

Floating rate	20.1	75.8	16.4	24.7	40.4	177.4
Fixed rate	5.5	14.9	—	—	—	20.4
Interest free	2.5	10.6	0.4	2.0	4.3	19.8

Weighted average fixed interest rate (%)	6.0	8.4	—	—	—	—
Weighted average period for which rate is fixed (years)	3.1	6.2	—	—	—	—
Weighted average period for which no interest received (years)	—	—	—	—	—	—

Financial liabilities
Borrowings	(401.4)	(17.3)	(3.3)	(3.3)	(9.5)	(434.8)

	(401.4)	(17.3)	(3.3)	(3.3)	(9.5)	(434.8)

Floating rate	(401.4)	(7.1)	(1.4)	(3.3)	(7.7)	(420.9)
Fixed rate	—	(10.2)	(1.9)	—	(1.8)	(13.9)
Interest free	—	—	—	—	—	—

Weighted average fixed interest rate (%)	—	7.8	5.8	—	6.8	—
Weighted average period for which rate is fixed (years)	—	8.4	6.4	—	2.0	—
Weighted average period for which no interest paid (years)	—	—	—	—	—	—

Off balance sheet hedging contracts	365.0	(228.1)	(39.3)	(81.9)	(15.7)	—

Net total	(8.3)	(144.1)	(25.8)	(58.5)	19.5	(217.2)

Floating rate	(16.3)	(159.4)	(24.3)	(60.5)	17.0	(243.5)
Fixed rate	5.5	4.7	(1.9)	—	(1.8)	6.5
Interest free	2.5	10.6	0.4	2.0	4.3	19.8

50 | Tomkins

Notes to the accounts

continued

28.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)

Interest rate and currency profile at 3 January 2004:

	Sterling £ million	US dollar £ million	Euro £ million	Canadian dollar £ million	Other £ million	Total £ million
Financial assets
Cash and deposits	59.5	65.8	12.2	11.2	30.7	179.4
Other	0.2	19.6	0.2	8.5	0.7	29.2

	59.7	85.4	12.4	19.7	31.4	208.6

Floating rate	59.7	57.9	12.3	19.2	26.5	175.6
Fixed rate	—	15.1	—	—	—	15.1
Interest free	—	12.4	0.1	0.5	4.9	17.9

Weighted average fixed interest rate (%)	—	9.0	—	—	—
Weighted average period for which rate is fixed (years)	—	7.3	—	—	—
Weighted average period for which no interest received (years)	—	—	—	—	—

Financial liabilities
Borrowings	(400.9)	(24.8)	(3.7)	(1.0)	(13.7)	(444.1)
Other	—	—	—	(1.7)	—	(1.7)

	(400.9)	(24.8)	(3.7)	(2.7)	(13.7)	(445.8)

Floating rate	(400.9)	(24.8)	(3.7)	(2.7)	(11.2)	(443.3)
Fixed rate	—	—	—	—	(2.5)	(2.5)
Interest free	—	—	—	—	—	—

Weighted average fixed interest rate (%)	—	—	—	—	10.2
Weighted average period for which rate is fixed (years)	—	—	—	—	3.0
Weighted average period for which no interest paid (years)	—	—	—	—	—

Off balance sheet hedging contracts	333.0	(217.7)	(43.3)	(55.3)	(16.7)	—

Net total	(8.2)	(157.1)	(34.6)	(38.3)	1.0	(237.2)

Floating rate	(8.2)	(184.6)	(34.7)	(38.8)	(1.4)	(267.7)
Fixed rate	—	15.1	—	—	(2.5)	12.6
Interest free	—	12.4	0.1	0.5	4.9	17.9

The above analysis is shown after taking account of interest rate hedging agreements, excluding interest rate swaps of £109.4 million (3 January 2004 – £117.3 million) used to manage the interest rate exposure on US dollar debt, on which the Group receives floating and pays a weighted average fixed rate of 3.1 per cent over a weighted average period of 2.1 years (3 January 2004 – 3.4 years). All other interest rate hedging agreements are included. Interest payments on floating rate assets and liabilities are determined mainly by reference to LIBOR in the relevant currency.

Directors’ Report and Account 2004 | 51

Notes to the accounts

continued

28.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)

Currency analysis

The table below shows the Group’s currency exposures that give rise to net currency gains and losses that are recognised in the profit and loss account. Such exposures comprise monetary assets and liabilities that are not denominated in the functional currency of the Group company involved.

The amounts shown below take into account the effect of any forward exchange contracts entered into to manage these currency exposures.

	Net foreign currency monetary assets/(liabilities)
	Sterling £ million	US dollar £ million	Euro £ million	Canadian dollar £ million	Other £ million	Total £ million
At 1 January 2005:
Functional currency of Group operation
Sterling	—	0.7	6.3	—	0.6	7.6
US dollar	—	—	—	—	0.1	0.1
Euro	(0.1)	(0.2)	—	(0.1)	(0.2)	(0.6)
Canadian dollar	(0.8)	(0.8)	2.2	—	6.4	7.0
Other	(1.1)	(0.5)	(0.8)	(0.1)	—	(2.5)

	(2.0)	(0.8)	7.7	(0.2)	6.9	11.6

At 3 January 2004:
Functional currency of Group operation
Sterling	—	1.6	7.6	0.1	—	9.3
US dollar	(0.5)	—	(0.3)	(0.2)	(0.4)	(1.4)
Euro	3.2	0.9	—	—	0.2	4.3
Canadian dollar	(0.2)	(2.1)	2.2	—	1.3	1.2
Other	(3.3)	3.2	(1.0)	(0.3)	—	(1.4)

	(0.8)	3.6	8.5	(0.4)	1.1	12.0

The table below shows the Group’s currency exposures that give rise to net currency gains or losses that are dealt with in reserves in accordance with SSAP 20.

Net (debt)/funds comprise cash and deposits, borrowings and off balance sheet contracts. The borrowings and off balance sheet contracts shown against each currency are matched against the assets and liabilities of that currency under the requirements of SSAP 20 and to that extent produce no net gain or loss on translation into sterling for the purposes of the Group profit and loss account.

Net currency gains of £12.1 million (3 January 2004 – £35.0 million) relating to foreign currency derivatives used to ensure that the Group’s net borrowings are retained in proportion to the currencies in which the Group’s net assets are denominated have been included in the foreign exchange translation movement in the profit and loss account.

At 1 January 2005

	Net assets excluding net (debt)/funds £ million	Net (debt)/funds £ million	Net assets £ million
Currency:
Sterling	(24.6)	(14.0)	(38.6)
US dollar	587.9	(164.2)	423.7
Euro	125.1	(25.9)	99.2
Canadian dollar	197.7	(58.5)	139.2
Other	186.1	18.1	204.2

	1,072.2	(244.5)	827.7

At 3 January 2004

	Net assets excluding net (debt)/funds £ million	Net (debt)/funds £ million	Net assets £ million
Currency:
Sterling	(53.0)	(8.4)	(61.4)
US dollar	623.5	(176.7)	446.8
Euro	103.0	(34.8)	68.2
Canadian dollar	204.2	(45.1)	159.1
Other	164.3	0.3	164.6

	1,042.0	(264.7)	777.3

52 | Tomkins

Notes to the accounts

continued

28.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)

Maturity of borrowings

The maturity of the Group’s borrowings is as follows:

	1 January 2005 £ million	3 January 2004 £ million
Within one year	24.2	30.2
Between one and two years	2.3	3.7
Between two and five years	4.4	5.0
Over five years	403.9	405.2

	434.8	444.1

Undrawn committed facilities

The Group had the following undrawn committed facilities available, for which all conditions precedent had been met, which expire:

	1 January 2005 £ million	3 January 2004 £ million
Between one and two years	—	400.0
More than two years	400.0	—

On 9 February 2004 the Group entered into a new £400 million committed facility for a period of 5 years. The existing facility was terminated on the same date.

Fair values of financial instruments

Set out below is a comparison of current and book values of the Group’s financial instruments by category.

	1 January 2005		3 January 2004
	Book value £ million	Fair value £ million	Book value £ million	Fair value £ million
Assets/(liabilities)
Financial instruments held or issued to finance the Group’s operations:
Short-term borrowings and current portion of long-term borrowings	(24.2)	(24.2)	(30.2)	(30.2)
Long-term borrowings	(410.6)	(441.4)	(413.9)	(434.7)
Cash and deposits	190.3	190.3	179.4	179.4
Other financial assets	27.3	27.3	29.2	30.5
Other financial liabilities	—	—	(1.7)	(1.7)

Financial instruments held to manage the interest rate and currency profile:
Derivatives to manage interest rate risk	4.0	10.0	4.1	3.5
Derivatives to manage currency transaction exposure	0.1	1.6	(0.1)	0.1
Derivatives to manage currency profile of net assets	(6.8)	(6.8)	1.4	1.4

The fair value of short-term borrowings is approximately equal to book value as they comprise mainly bank overdrafts which attract floating rates. Long-term borrowings consist mainly of the £250 million and £150 million Medium Term Notes, the fair values of which have been determined by reference to market rates. Deposits are held short-term and mainly attract floating rates.

Foreign currency derivatives are used to ensure that the Group’s net borrowings are retained in proportion to the currencies in which the Group’s assets are denominated. These are marked to market and the resulting differences recognised, thereby avoiding significant divergence between book and fair values.

Where foreign currency cash flows generated by overseas investments have not been remitted to Tomkins plc at the time of dividend payment, forward contracts are used to ensure the currency profile of the Group is in line with policy.

Fair value of preference shares

The above analysis excludes the details of the fair value of the preference shares. These preference shares are not traded on an organised market and fair values are therefore not readily available. Other details of the preference shares are given in note 22.

Directors’ Report and Accounts 2004 | 53

Notes to the accounts

continued

28.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)

Hedges of future transactions

Gains and losses on derivative instruments used for hedging purposes are not recognised until the exposure that is being hedged is recognised. The unrecognised gains and losses by category are set out below:

	1 January 2005 £ million	3 January 2004 £ million
Foreign exchange transaction exposure hedging:
Unrecognised gains	1.8	0.8
Unrecognised losses	(0.3)	(0.6)

	1.5	0.2

Interest rate hedging:
Unrecognised gains	6.2	2.7
Unrecognised losses	(0.2)	(3.3)

	6.0	(0.6)

	7.5	(0.4)

Of the unrecognised gains and losses on foreign exchange transaction exposure hedging outstanding at 3 January 2004, all were realised in the year ended 1 January 2005.

Of the unrecognised gains and losses on foreign exchange transaction exposure hedging outstanding at 1 January 2005, all are expected to be realised in the year ending 31 December 2005.

At 1 January 2005, the gains and losses on interest rate hedging relate to interest rate swaps used to hedge the Tomkins plc £150 million Medium Term Note, the Tomkins Finance plc £250 million Medium Term Note, Forward Rate Agreements (“FRAs”) and interest rate swaps to manage the interest rate risk on the Group’s US dollar net debt.

Credit risk

The Group manages its credit risk by dealing only with highly rated counterparties.

29.	ACQUISITIONS AND DISPOSALS

ACQUISITIONS

On 1 December 2004, Tomkins acquired the polyurethane power transmission and motion control belt business, assets and liabilities of Mectrol Corporation for a provisional cash consideration, including costs, of $46.0 million (£24.0 million). Provisional goodwill of £18.6 million arising on the acquisition was capitalised. The fair value of the assets acquired is still being assessed. As a result, the information included in the table below and the calculation of goodwill are provisional and may be amended.

	Book value £ million	Fair value adjustments £ million		Fair value to the Group £ million
Intangible assets	0.1	(0.1	)(a)	—
Tangible fixed assets	3.1	(1.0	)(b)	2.1
Stock	2.0	—		2.0
Debtors	1.6	—		1.6
Creditors < 1 year	(0.8)	—		(0.8)

Net assets	6.0	(1.1)		4.9

Goodwill Capitalised				18.6

Consideration				23.5

Cash consideration				23.7
Costs				0.3
Provisional adjustment to purchase price				(0.5)

				23.5

Notes

(a)	Write-off of intangible assets.

(b)	Provisional impairment of obsolete fixed assets.

54 | Tomkins

Notes to the accounts

continued

29.	ACQUISITIONS AND DISPOSALS (CONTINUED)

DISPOSALS

Engineered & Construction Products

On 30 January 2004 and 31 January 2004 respectively, the business and assets of Hattersley Newman Hender Limited and Pegler Limited were sold for a combined consideration, before costs, of £13.0 million of which £5.8 million is deferred. Further net proceeds of £0.6 million were received after related closure costs and the disposal of the vacant site. There was a loss on disposal of the businesses of £72.9 million, including £51.4 million of recycled goodwill, of which £72.9 million was provided in the year ended 3 January 2004.

On 1 June 2004, Mayfran International Inc was sold for a total consideration of $12.7 million (£6.9 million) of which $4.2 million (£2.3 million) is deferred. There was a loss on sale of £19.0 million, including £13.1 million of recycled goodwill.

On 10 June 2004, the wheels and rims business of Dexter Axle was sold for a total consideration of $10.9 million (£6.0 million) of which $1.8 million (£1.1 million) remains deferred at the year-end. There was a gain on sale of £3.1 million.

Costs on prior year disposals resulted in losses of £0.9 million being recognised in the year. Deferred consideration, net of these costs, resulted in additional proceeds of £1.3 million being received during the year and £0.5 million was received in advance, relating to the post year-end disposal of Unified Industries Inc. (see note 31).

EXIT OF BUSINESS

Industrial & Automotive

The sale of the European curved hose business in Nevers, France, was completed on 17 November 2004. There was a loss on disposal of the business of £2.1 million. The closure of the European curved hose business in St Just, Spain was also completed in the year with costs of £16.2 million. Provisions amounting to £29.6 million for exit from this business were reversed in the year.

The total net assets disposed of in the year to 1 January 2005, the aggregate consideration and loss on disposal are set out below:

	Disposal of business £ million	Exit of business £ million	Total £ million
Total net assets sold
Tangible fixed assets	24.3	3.4	27.7
Investment in associates	2.3	—	2.3
Stock	20.2	2.7	22.9
Debtors	12.1	5.4	17.5
Creditors	(5.4)	(7.2)	(12.6)
Provisions	(1.1)	—	(1.1)
Tax	(0.6)	—	(0.6)
Deferred tax	1.6	—	1.6
Net cash	—	0.5	0.5

Net assets	53.4	4.8	58.2
Goodwill	64.5	—	64.5

	117.9	4.8	122.7

Aggregate consideration
Cash	(19.1)	(2.7)	(21.8)
Deferred consideration	(9.1)	—	(9.1)
Costs arising on exit of business	—	16.2	16.2

	(28.2)	13.5	(14.7)

Loss on disposal	89.7	18.3	108.0

30.	RELATED PARTY TRANSACTIONS

In the current year the Company entered into an agreement with ICG, LLC and GForce Aviation, LLC to obtain an indefinite number of aircraft flying hours at the rate of $1,500 per hour, plus $1,300 per day crew, plus $1,700 per month insurance fee, for use by the employees for corporate purposes in circumstances where no other equivalent services are available, except at greater cost. ICG, LLC is owned by Charles Gates. Mr. Charles Gates’ interest and those of other family members in the preference shares of the Company are disclosed in the Directors’ Report. The Company entered into this transaction after careful consideration of all of the options available to reach the diverse locations of the Group in the United States. This transaction has been entered into on an arm’s length basis and in the normal course of business. During the year ended 1 January 2004, the Company purchased $145,705 of services from ICG, LLC under the arrangement. At January 1, 2005 a balance of $1,700 due to ICG, LLC was included in creditors.

There are no further transactions or proposed transactions with related parties that are material to the Company or to a related party.

Directors’ Report and Accounts 2004 | 55

Notes to the accounts

continued

31.	POST BALANCE SHEET EVENT

On 2 January 2005, Unified Industries, Inc., a business in the Material Handling division, was sold for $1.0 million. This will result in a loss currently estimated to be £1.1 million. On 9 February 2005, the business and assets of the AirSprings division were sold for provisional consideration of $12.8 million, of which $5.5 million is deferred. This will result in a loss currently estimated to be £3.0 million. The total loss of £4.1m has been provided in the year to 1 January 2005.

On 27 January 2005, Tomkins acquired Milcor Inc, a multi-brand manufacturer of building products, which will be reported within Air Systems Components. On 22 February 2005 Tomkins signed an agreement to acquire L.E. Technologies, a recreational vehicle frame manufacturer, which will be reported within Engineered & Construction Products. This acquisition was completed on 17 March 2005.

32.	PRINCIPAL TRADING SUBSIDIARIES AND ASSOCIATES

The principal businesses are wholly owned and registered in England and Wales, unless otherwise stated. A complete list of subsidiary and associated undertakings is filed with the Company’s Annual Return.

INDUSTRIAL & AUTOMOTIVE

Formflo Limited

Powertrain components, systems and assemblies

Gates GmbH

Belts

Germany

Gates SA

Belts and couplings

France

Gates Argentina SA

Belt and hose distributor

Argentina

Gates Australia Pty Ltd

Belt and hose distributor

Australia

Gates do Brasil Industria e Comercio Ltda

Belts and hose

Brazil

Gates Canada Inc

Belts and hose

Canada

Gates Europe NV

Belts and hose

Belgium

Gates (India) Private Ltd

Hose

India

Gates Korea Company Ltd

(ordinary shares – 51% owned)

Belts

Korea

Gates Mectrol Inc

Belts

US

Gates Polska S.p.z.o.o.

Belts

Poland

The Gates Rubber Company

Belts and hose

US

Gates Rubber Company (NSW) Pty Ltd

Hose

Australia

Gates Rubber Company (Singapore) Pte Ltd

Hose distributor

Singapore

Gates Rubber (Shanghai) Co Ltd

Hose distributor

China

Gates Rubber de Mexico SA de CV

Belts and hose

Mexico

Gates (U.K.) Ltd

Belts and couplings

Scotland

Gates Unitta Power Transmission (Suzhou) Ltd

(ordinary shares – 51% owned)

Belts

China

Gates Unitta Power Transmission (Shanghai) Ltd

(ordinary shares – 51% owned)

Belts

China

Gates Unitta Asia Company Ltd

(ordinary shares – 51% owned)

Belts

Japan

Gates Unitta Asia Trading Company Pte Ltd

(ordinary shares – 51% owned)

Belts

Singapore

Gates Unitta (Thailand) Company Ltd

Belts

Thailand

Gates Vulca SA

Belts

Spain

Ideal

Hose clamps

US

Ideal International SA*

(ordinary shares – 40% owned)

Hose clamps

Mexico

Plews/Edelmann

Lubrication tools

US

Schrader-Bridgeport International Inc

Valves and fittings

US

Schrader Bridgeport Brasil Ltda

Valves and fittings

Brazil

Schrader Duncan Ltd*

(ordinary shares – 50% owned)

Valves and fittings

India

Schrader Electronics Ltd

Automotive electronics

Northern Ireland

Schrader – Lu Hai Rubber Metal (Kunshan) Co Ltd

(ordinary shares – 60% owned)

Valves and fittings

China

Schrader SA

Valves and fittings

France

Stackpole Limited

Powertrain components, systems and assemblies

Canada

Standard-Thomson Corporation

Automotive thermostats

US

Stant Manufacturing, Inc

Automotive closure caps

US

Trico Ltd

Wiper blades and systems

Trico Latinoamericana, SA

Wiper blades and systems

Argentina

Trico Products Corporation

Wiper blades and systems

US

Trico Pty Ltd

Wiper blades and systems

Australia

*	Associated undertaking

56 | Tomkins

Notes to the accounts

continued

32.	PRINCIPAL TRADING SUBSIDIARIES AND ASSOCIATES (CONTINUED)

AIR SYSTEMS COMPONENTS

Air System Components LP

Heating, ventilating and air conditioning components

US

Hart & Cooley Inc

Heating, ventilating and air conditioning components

US

Ruskin Company

Air, fire and smoke dampers, louvres and fibreglass products

US

Ruskin Air Management Ltd

Air handling products and louvred windows

Ruskin (Thailand) Co., Ltd

Commercial and industrial air, fire/smoke, and control dampers

Thailand

ENGINEERED & CONSTRUCTION PRODUCTS

Aquatic Industries Inc

Whirlpools

US

Dearborn Mid-West Conveyor Company

Heavy duty conveyor systems for OEM plants

US

Dexter Axle Company Inc

Manufactured housing, mobile home and trailer products

US

Lasco Bathware Inc

Fibreglass and acrylic baths and whirlpools

US

Lasco Fittings Inc

PVC pipe fittings

US

Philips Products Inc

Aluminium, wood and vinyl windows, vinyl clad steel doors and ventilating devices

US

Directors’ Report and Accounts 2004 | 57

Additional financial information

FOR THE YEAR ENDED 1 JANUARY 2005

	Industrial & Automotive £ million	Air Systems Components £ million	Engineered & Construction Products £ million	Central Costs £ million	Total £ million
Turnover
Continuing operations	1,932.9	423.0	618.2	—	2,974.1
Discontinued operations	—	—	6.2	—	6.2

	1,932.9	423.0	624.4	—	2,980.3

Operating profit before goodwill amortisation
Continuing operations
Operating profit before operating exceptional items and goodwill amortisation	195.3	47.2	59.2	(23.7)	278.0
Operating exceptional items	(14.8)	(1.0)	(1.7)	—	(17.5)

	180.5	46.2	57.5	(23.7)	260.5

Discontinued operations
Operating profit before operating exceptional items and goodwill amortisation	—	—	0.1	—	0.1
Operating exceptional items	—	—	—	—	—

	—	—	0.1	—	0.1

Total operating profit before operating exceptional items	195.3	47.2	59.3	(23.7)	278.1
and goodwill amortisation
Total operating exceptional items	(14.8)	(1.0)	(1.7)	—	(17.5)

Total operating profit before goodwill amortisation	180.5	46.2	57.6	(23.7)	260.6
Goodwill amortisation	(5.0)	(7.2)	(0.3)	—	(12.5)

Operating profit	175.5	39.0	57.3	(23.7)	248.1

Operating profit margin, before operating exceptional items and goodwill amortisation	10.1%	11.2%	9.5%	—	9.3%

FOR THE YEAR ENDED 3 JANUARY 2004

	Industrial & Automotive £ million	Air Systems Components £ million	Engineered & Construction Products £ million	Central Costs £ million	Total £ million
Turnover
Continuing operations	1,977.2	447.9	648.2	—	3,073.3
Discontinued operations	—	—	77.1	—	77.1

	1,977.2	447.9	725.3	—	3,150.4

Operating profit before goodwill amortisation
Continuing operations
Operating profit before operating exceptional items and goodwill amortisation	189.9	42.3	63.3	(24.0)	271.5
Operating exceptional items	(20.7)	(4.1)	(0.7)	—	(25.5)

	169.2	38.2	62.6	(24.0)	246.0

Discontinued operations
Operating profit before operating exceptional items and goodwill amortisation	—	—	0.3	—	0.3
Operating exceptional items	—	—	(10.4)	—	(10.4)

	—	—	(10.1)	—	(10.1)

Total operating profit before operating exceptional items
and goodwill amortisation	189.9	42.3	63.6	(24.0)	271.8
Total operating exceptional items	(20.7)	(4.1)	(11.1)	—	(35.9)

Total operating profit before goodwill amortisation	169.2	38.2	52.5	(24.0)	235.9
Goodwill amortisation	(3.5)	(8.1)	(0.3)	—	(11.9)

Operating profit	165.7	30.1	52.2	(24.0)	224.0

Operating profit margin, before operating exceptional items and goodwill amortisation	9.6%	9.4%	8.8%	—	8.6%

58 | Tomkins

Reconciliation to accounting principles generally accepted

in the United States of America

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United Kingdom (“UK GAAP”) which differ in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The following is a summary of the material adjustments to profit attributable to shareholders and shareholders’ equity determined in accordance with UK GAAP, necessary to reconcile to net income and shareholders’ equity determined in accordance with US GAAP.

RECONCILIATION FROM UK GAAP TO US GAAP

Profit attributable to shareholders

	Notes		1 January 2005 £ million	3 January 2004 £ million
Net income before preference dividend under UK GAAP			172.6	171.8
US GAAP adjustments:
Goodwill amortisation	(a	)	12.5	11.9
Goodwill impairment	(a	)	—	(30.0)
Reversal of UK provision for impairment	(a	)	—	51.4
Adjustment to UK provision for costs on exit of business			(10.3)	10.5
Other differences arising on treatment of provisions for restructuring costs			(1.6)	2.5
Intangibles amortisation	(b	)	(2.9)	(1.6)
Adjustments to fair value of net assets acquired	(c	)	—	(0.2)
Gain/(loss) on disposal of operations	(d	)	13.1	22.6
Inventory adjustment	(e	)	(0.9)	(2.5)
Pension costs	(f	)	10.6	3.4
Share options	(g	)	1.4	(4.0)
Capitalised interest	(h	)	4.5	2.2
Deferred income tax	(i	)	(12.8)	(2.1)
Derivatives	(j	)	20.1	29.5

Net income under US GAAP			206.3	265.4

			$ million	$ million
Net income under US GAAP expressed in US dollars at an average exchange rate of £1 = $1 .8257 (Year ended 3 January 2004, £1 = $ 1.6306)			376.6	432.7
Differences arising from use of average exchange rate versus actual exchange rate			1.1	(6.0)

			377.7	426.7

Shareholders’ equity	Notes		1 January 2005 £ million	3 January 2004 £ million
Shareholders’ equity under UK GAAP			785.6	744.0
US GAAP adjustments:
Goodwill (net)	(a	)	698.5	736.7
Reversal of UK provisions for costs on exit of business			—	10.5
Intangibles (net)	(b	)	25.6	24.5
Inventory	(e	)	(3.0)	(2.3)
Pension liabilities	(f	)	(101.3)	(127.0)
Share options	(g	)	1.4	0.7
Capitalised interest (net)	(h	)	17.1	13.5
Dividends	(l	)	60.0	57.2
Deferred income tax	(i	)	30.2	46.8
Derivatives	(j	)	7.6	(0.5)
Restructuring costs	(k	)	0.8	2.5

Shareholders’ equity under US GAAP			1,522.5	1,506.6

			$ million	$ million
Shareholders’ equity under US GAAP expressed in US dollars at a closing exchange rate of £1 = $ 1.9199 (3 January 2004 £1 = $ 1.7901)			2,923.1	2,697.0

Certain reclassifications have been made to the prior period amounts to conform with the current period’s presentation.

Directors’ Report and Accounts 2004 | 59

Reconciliation to accounting principles generally accepted

in the United States of America

continued

DESCRIPTION OF DIFFERENCES FROM ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED KINGDOM

(a)	Goodwill

Under UK GAAP, goodwill arising on acquisitions subsequent to 3 May 1998 is capitalised and amortised through the profit and loss account over its estimated useful economic life which is estimated not to exceed a maximum of 20 years. Goodwill arising on acquisitions made on or before 2 May 1998 was charged directly to reserves and is recaptured through the profit and loss on disposal. Provision is made for any impairment. Under US GAAP, effective 1 May 2002, Tomkins adopted US Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”.

This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and requires that goodwill and some intangibles no longer be amortised on a recurring basis. Instead, goodwill and intangible assets with an indefinite life are subject to an annual impairment test thereafter. An annual impairment test has been completed as of 1 January 2005 and 3 January 2004. These reviews resulted in a goodwill impairment of £nil and £30.0 million respectively.

(b)	Recognition of intangibles arising on a business combination

Under UK GAAP, intangible assets, other than goodwill, may only be separately recognised in a business combination if they can be disposed of separately from the business of the entity and their value can be reasonably estimated.

Under US GAAP, intangible assets arising on a business combination should be recognised (i) if they arise from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other legal rights or obligations) or (ii) they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or otherwise exchanged.

(c)	Valuation of net assets acquired in a business combination

Under US GAAP manufactured stock acquired in business combinations is recorded at estimated selling price less future disposal costs (and a reasonable profit allowance) whereas it is recognised at replacement cost under UK GAAP.

(d)	Disposal of operations

The gain or loss on the disposal of operations is a result of the difference in values between assets and liabilities disposed of under UK GAAP and under US GAAP. The majority of the difference arises from the differing treatment of goodwill.

(e)	Inventory

Under UK GAAP, inventory is stated at the lower of cost, determined on a first-in first-out “FIFO” basis, and net realisable value. The last-in first- out “LIFO” method is prohibited.

Under US GAAP, inventory is stated at the lower of cost or market value. Tomkins adopts the LIFO method for determining the cost of inventory for a number of its US subsidiaries.

(f)	Pension costs

In Tomkins consolidated financial statements, pension costs are accounted for in accordance with UK Statement of Standard Accounting Practice No. 24 “Accounting for Pension Costs”, with costs being charged to income over employees’ estimated working lives. Under US GAAP, pension costs are determined in accordance with the requirements of SFAS No. 87 – “Employers’ Accounting for Pensions” and SFAS No. 88 – “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Key differences between the UK and US GAAP figures arise from the requirement to use different methods and assumptions for valuing scheme assets and a different method of amortising surpluses or deficits.

Under UK GAAP, the effect of the variations in cost can be accumulated at successive valuations and amortised on an aggregate basis. Under US GAAP, the amortisation of the costs of past service benefit improvements are separately tracked. Experience gains/losses are dealt with on an aggregate basis but amortised only to the extent that they exceed 10 per cent of the greater of the plan assets or the projected benefit obligation at the beginning of the fiscal year. UK GAAP allows measurements of plan assets and liabilities to be based on the result of the latest actuarial valuation, whereas US GAAP requires measurement of plan assets and liabilities to be made at the date of the financial statements or up to three months prior to that date. US GAAP also requires that a minimum pension liability must be recorded for the amount by which the plan is under-funded (ignoring projected future salary increases). A corresponding amount is recorded as an intangible asset, to the extent of unrecognised prior service cost, and the balance is recorded in other comprehensive income, net of tax.

(g)	Share options

Under UK GAAP, the difference between the exercise price and the market price of the shares at the grant date is recorded as compensation expense in the income statement. Under US GAAP, stock based compensation is accounted for in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” Under APB No. 25, the Company recognises compensation expense for the difference between the exercise price and market price at the measurement date over the vesting period. The measurement date is the first date on which the employer knows the number of shares that an employee is entitled to receive and the exercise price is known. Where the measurement date occurs after the grant date, as in the case of performance related options, compensation cost is recorded over the vesting period for the difference between the share price at the balance sheet date and the exercise price and is adjusted in subsequent periods up to the measurement date. Where the performance condition is such that management cannot make a reasonable estimate because the Company cannot control the outcome of the performance conditions, such as the achievement of a target share price, no compensation cost is recognised until the performance condition is satisfied.

Under UK GAAP, the compensation costs relating to share options granted to employees under annual bonus plans that vest in future periods are recognised on the grant date. Under US GAAP, the compensation costs relating to such grants are recognised over the future vesting period.

(h)	Capitalisation of interest

Under UK GAAP interest expense is not capitalised, whereas under US GAAP, the estimated amount of interest expense incurred while constructing major projects is included in fixed assets and amortised over the estimated useful lives of the related assets.

(i)	Deferred income tax

In Tomkins’ consolidated financial statements, deferred tax is provided in full on all liabilities. Deferred tax assets are recognised to the extent it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted and for this purpose Tomkins considers only future periods for which forecasts are prepared. Under US GAAP, deferred taxes are provided for all temporary differences on a full asset and liability basis. A valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will not be realised. The look-forward period is not limited to the period for which forecasts are prepared.

60 | Tomkins

Reconciliation to accounting principles generally accepted

in the United States of America

continued

DESCRIPTION OF DIFFERENCES FROM ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED KINGDOM (CONTINUED)

(j)	Derivative instruments

Tomkins has entered into derivative financial instrument contracts in order to reduce exposure to foreign exchange risk and interest rate movements. Under UK GAAP, where there are derivative instruments that qualify as a hedge, gains and losses are deferred and recognised in the profit and loss account, or as adjustments to the carrying amount of assets and liabilities, only when the hedged transaction has itself settled and been reflected in the Group’s accounts. If an instrument ceases to be accounted for as a hedge, the instrument is marked to market and any resulting profit or loss recognised at that time. Derivatives entered into to hedge the net investment in overseas entities are recorded directly to shareholders’ equity. Under US GAAP, derivative instruments are not regarded as hedges and any unrealised gains or losses arising at the period end are taken to income. Derivatives entered into to hedge the net investment in overseas entities do not qualify as a hedge under US GAAP and any gains or losses are charged to the income statement.

(k)	Restructuring costs

In Tomkins consolidated financial statements, restructuring costs are recognised when there is an unavoidable obligation as a result of a past event and a reliable estimate of the obligation can be made. Under US GAAP, restructuring costs and one-time termination benefits are generally recognised as incurred.

(l)	Dividends

In Tomkins consolidated financial statements, ordinary dividends are provided for in the period in respect of which they are proposed on the basis of the recommendation made by the Directors. Under US GAAP, ordinary dividends are not provided for until formally declared.

(m)	Earnings per share

The earnings per share calculated under UK GAAP does not include the gain arising on the redemption of the redeemable convertible cumulative preference shares. Under US GAAP, this gain is included in the net earnings available to common shareholders in the calculation of earnings per share.

PRESENTATION AND CLASSIFICATION DIFFERENCES

In addition to the recognition and measurement differences between UK and US GAAP there are a number of differences in the manner in which amounts are presented and classified in the accounts. The principal presentation and classification differences are summarised below:

1.	BALANCE SHEET AND PROFIT AND LOSS ACCOUNT PRESENTATION

General

The format of a balance sheet prepared in accordance with UK GAAP differs in certain respects from US GAAP. UK GAAP requires assets to be presented in ascending order of liquidity in accordance with the requirements of the Companies Act 1985, whereas under US GAAP assets are presented in descending order of liquidity. In addition, current assets under UK GAAP include amounts that fall due after more than one year, whereas under US GAAP, such assets are classified as non-current assets.

Pensions

Under UK GAAP, assets and liabilities relating to different plans are not offset in presentation. Under US GAAP, assets and liabilities of different plans are offset in presentation.

Exceptional items

UK GAAP requires profits and losses in relation to the disposal of fixed assets to be shown separately on the face of the profit and loss account below operating profit. In addition, items that result from the ongoing activities of the business but are significant because of their size or nature may be separately highlighted on the face of the profit and loss account. Under US GAAP, the items described above are included in operating income. Items that form part of operating activities and are significant in size or nature may be separately highlighted on the face of the profit and loss account or in the accompanying notes.

Discontinued operations

Under UK GAAP discontinued operations are defined as those where the sale or termination is completed either in the period or before the earlier of three months after the year-end or the date of approval of the financial statements. The disposal must have a material effect on the nature of operations resulting from its withdrawal from a particular market or from a material reduction in turnover from continuing markets. Sales and operating profit are disclosed separately on the face of the profit and loss account. Assets and liabilities are not separately distinguished. Under US GAAP, the results of a component of an entity that has been disposed of or is classified as held for sale are separately reported in a single caption. Furthermore, the assets and liabilities of a disposal group classified as held for sale are presented separately in the balance sheet.

2.	CONSOLIDATED STATEMENT OF CASH FLOW

The consolidated statement of cash flow prepared under UK GAAP presents substantially the same information as that required under US GAAP. Cash flow under UK GAAP represents increases or decreases in “cash”, which comprises cash in hand, deposits repayable on demand and bank overdrafts. Under US GAAP, cash flow represents increases or decreases in “Cash and Cash Equivalents”, which includes short-term, highly liquid investments with original maturities of less than three months, and excludes overdrafts.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investment and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends, management of liquid resources and financing activities. Under US GAAP, only three categories of cash flow activity are presented, being cash flows relating to operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance are, with the exception of servicing of shareholder finance, included as operating.

Directors’ Report and Accounts 2004 | 61

Report of independent registered public accounting firm

To the Board of Directors and shareholders of Tomkins plc

We have audited the accompanying consolidated balance sheets of Tomkins plc and subsidiaries (“Tomkins plc”) as of January 1, 2005 and January 3, 2004, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the years ended January 1, 2005 and January 3, 2004, the eight months to December 31, 2002 and the year ended April 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the combined businesses’ internal control over financial reporting.

Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tomkins plc as of January 1, 2005 and January 3, 2004 and the results of its operations and its cash flows for the years ended January 1, 2005, January 3, 2004, the eight months ended December 31, 2002 and for the year ended April 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

On May 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. This is discussed in Note 9 to the financial statements.

On May 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’, and its related amendments. This is discussed in Note 2 to the financial statements.

Deloitte & Touche LLP

London, United Kingdom

March 18, 2005

62 | Tomkins

Consolidated statements of income

All numbers below are in millions USD, except per share data

	Year ended January 1, 2005	Year ended January 3, 2004	Eight months ended December 31, 2002	Year ended April 30, 2002
Net sales	5,356.1	4,847.4	2,981.6	4,374.7
Cost of sales	(3,806.4)	(3,452.6)	(2,104.7)	(3,140.6)

Gross profit	1,549.7	1,394.8	876.9	1,234.1
Selling, general and administrative expenses	(1,038.5)	(958.7)	(590.5)	(860.0)
Goodwill impairment	—	(12.5)	(47.8)	—
Restructuring expenses	(34.1)	(38.0)	(46.6)	(41.7)

Operating income from continuing operations	477.1	385.6	192.0	332.4
Interest income	11.5	15.8	27.4	74.2
Interest expense	(34.9)	(30.2)	(25.3)	(59.8)
Other income net	44.0	54.8	16.1	6.0

Income from continuing operations before taxes, minority interest, equity in net income of associates and cumulative effect of change in accounting principle	497.7	426.0	210.2	352.8
Income tax (expense)/benefit	(103.2)	72.2	(32.2)	(135.8)
Minority interest in net income	(15.2)	(12.4)	(8.1)	(6.4)
Equity in net income/(loss) of associates	0.9	0.8	—	(1.1)

Income from continuing operations before cumulative effect of change in accounting principle	380.2	486.6	169.9	209.5
Loss from discontinued operations, net of tax charge of $4.2 million
(2003 – tax credit of $14.5 million, 2002 – $5.4 million, 2001/02 – tax credit of $1.1 million)	(13.5)	(109.5)	(3.0)	(0.7)
Gain/(loss) on disposal of discontinued operations, net of tax credit of $6.8 million (2003 – tax charge of $11.9 million, 2002 – tax charge of $13.2 million, 2001/02 – tax charge of $0.6 million)	11.0	49.6	(0.8)	3.2

Income before cumulative effect of change in accounting principle	377.7	426.7	166.1	212.0
Cumulative effect of change in accounting principle, net of tax of $nil (2003 – $nil, 2002 – $nil, 2001/02 – $nil)	—	—	(47.3)	2.6

Net income	377.7	426.7	118.8	214.6
Gain on redemption of redeemable convertible cumulative preference shares	—	17.4	—	—
Preference dividend	(28.5)	(47.1)	(37.6)	(56.3)

Net income attributable to common shareholders	$349.2	$397.0	$81.2	$158.3

Net income per common share
Basic
Income from continuing operations before cumulative effect of change in accounting principle	0.46	0.59	0.17	0.20
Loss from discontinued operations	(0.02)	(0.14)	—	—
Gain/(loss) on disposal of discontinued operations	0.01	0.06	—	—

Income before cumulative effect of change in accounting principle	0.45	0.51	0.17	0.20
Cumulative effect of change in accounting principle	—	—	(0.06)	—

Net income	$0.45	$0.51	$0.11	$0.20

Diluted
Income from continuing operations before cumulative effect of change in accounting principle	0.43	0.51	0.17	0.20
Loss from discontinued operations	(0.01)	(0.12)	—	—
Gain/(loss) on disposal of discontinued operations	0.01	0.06	—	—

Income before cumulative effect of change in accounting principle	0.43	0.45	0.17	0.20
Cumulative effect of change in accounting principle	—	—	(0.05)	—

Net income	$0.43	$0.45	$0.12	$0.20

The accompanying Notes form an integral part of these consolidated financial statements.

Directors’ Report and Accounts 2004 | 63

Consolidated statements of cash flows

All numbers below are in millions USD

	Year ended January 1, 2005	Year ended January 3, 2004	Eight months ended December 31, 2002	Year ended April 30, 2002
Cash flow from operating activities
Adjustments to reconcile net income to cash provided by operating activities:
Net income	377.7	426.7	118.8	214.6
Equity in net (loss)/income of associates	(0.9)	(0.8)	—	1.1
Depreciation and amortization	216.2	196.6	121.8	219.3
Impairment of goodwill	—	12.5	47.8	—
Cumulative effect of change in accounting principle	—	—	47.3	(2.6)
Loss from discontinued operations	13.5	109.5	3.0	0.7
(Gain)/loss on disposal of discontinued operations	(11.0)	(49.6)	0.8	(3.2)
(Gain)/loss on sale of property, plant and equipment	(3.3)	—	1.1	(15.9)
Stock based compensation	6.6	10.6	(3.2)	8.2
Deferred income taxes	33.6	(7.2)	(9.3)	28.5
Minority interest	15.2	12.4	8.1	6.4
Changes in assets and liabilities net of effects of businesses acquired or sold
Increase/(decrease) in taxes payable	(5.9)	(112.5)	(49.7)	52.9
(Increase)/decrease in accounts receivable	(93.5)	(32.9)	78.4	104.1
(Increase)/decrease in prepaid expenses and other assets	20.8	14.1	(37.7)	(5.3)
(Increase)/decrease in inventory	(59.0)	(4.5)	(44.2)	47.7
Increase/(decrease) in accounts payable	117.4	17.9	(32.6)	(16.2)
Increase/(decrease) in current liabilities net	(101.0)	(41.9)	(19.2)	(11.4)

Net cash provided by operating activities	526.4	550.9	231.2	628.9

Cash flows from investing activities
Purchases of property, plant and equipment	(283.2)	(209.0)	(154.0)	(175.5)
Proceeds from the sale of property, plant and equipment	15.5	32.0	12.6	28.2
Proceeds from the sale of discontinued operations	30.0	64.6	82.7	6.0
New business acquisitions, net of cash acquired	(46.0)	(240.0)	(17.7)	(43.3)
Dividends received from non-controlled affiliates	0.7	0.8	0.8	1.1
Changes in restricted cash	(2.0)	(3.8)	0.3	10.2

Net cash used in investing activities	(285.0)	(355.4)	(75.3)	(173.3)

Cash flows from financing activities
Bank loans repayment	(16.6)	(83.8)	(84.2)	(459.4)
Bank loans drawn down	3.3	498.0	1.8	220.1
Issuance of common stock	2.2	1.1	1.7	1.4
Redemption of redeemable convertible cumulative preference shares	—	(604.5)	—	—
Buyback of common stock	—	—	—	(28.4)
Payments to acquire treasury stock	(7.5)	(4.0)	—	—
Dividend payments	(203.1)	(204.5)	(131.7)	(189.8)
Dividends paid to subsidiary companies’ minority shareholders	(4.9)	(6.3)	(6.7)	(11.7)
Investment by/(repayment of capital to) minority shareholders	7.1	(1.3)	4.9	7.2

Net cash used in financing activities	(219.5)	(405.3)	(214.2)	(460.6)

Effect of exchange rate changes on cash and cash equivalents	16.7	2.5	29.7	(7.4)

Net cash (used)/provided by discontinued operations	3.1	(28.2)	1.5	14.0

Net increase/(decrease) in cash and cash equivalents	41.7	(235.5)	(27.1)	1.6
Cash and cash equivalents at beginning of period	314.3	549.8	576.9	575.3

Cash and cash equivalents at end of period	$356.0	$314.3	$549.8	$576.9

Supplemental schedule of investing and financing activities:
Cash paid during the period for interest	(35.6)	(32.3)	(42.0)	(64.8)
Cash paid during the period for income taxes	(102.4)	(97.8)	(103.4)	(96.3)
Non cash investing and financing activities:
Capital lease additions	—	(7.0)	—	—

The accompanying Notes form an integral part of these consolidated financial statements.

64 | Tomkins

Consolidated balance sheets

All numbers below are in millions USD, except share and per share data

	January 1, 2005	January 3, 2004
Assets
Current assets
Cash and cash equivalents	356.0	314.3
Restricted cash	9.4	6.8
Accounts receivable	825.9	714.1
Inventories	703.8	609.9
Deferred income taxes	80.1	106.9
Prepaid expenses and other assets	128.1	167.9
Assets held for sale	61.8	136.6

Total current assets	2,165.1	2,056.5
Long-term assets
Property, plant and equipment	1,461.6	1,393.4
Goodwill	1,752.3	1,706.7
Intangible assets	49.1	44.2
Deferred income taxes	237.6	216.3
Other long-term assets	70.3	45.5

Total assets	$5,736.0	$5,462.6

Liabilities and shareholders’ equity
Current liabilities
Bank loans and overdrafts, other loans and capital leases, current portion	46.5	54.1
Accounts payable	450.8	355.5
Other current liabilities	351.1	416.1
Taxes payable	290.7	290.7
Deferred income taxes	41.8	30.0
Liabilities related to assets held for sale	0.6	41.4

Total current liabilities	1,181.5	1,187.8
Long-term liabilities
Bank loans, other loans and capital leases, less current portion	788.3	740.9
Pension obligations	272.7	290.4
Post retirement obligations other than pensions	286.1	292.0
Deferred income taxes	163.6	139.4
Other long-term liabilities	39.9	55.5

Total liabilities	2,732.1	2,706.0

Minority interest	80.8	59.6
Shareholders’ equity
Common stock, par value 5p, authorized shares – 1,585,164,220; issued and outstanding shares – 773,889,884 (January 3, 2004: 773,262,360)	74.3	69.3
Convertible cumulative preference stock of $50; Authorized shares – 13,920,000; Issued and outstanding shares – 10,506,721 (January 3, 2004: 10,506,721)	647.4	603.6
Treasury stock	(17.1)	(11.5)
Additional paid-in capital	208.0	190.3
Restricted reserves	886.8	826.8
Retained earnings	1,697.8	1,521.1
Accumulated other comprehensive loss	(574.1)	(502.6)

Total shareholders’ equity	2,923.1	2,697.0

Total liabilities and shareholders’ equity	$5,736.0	$5,462.6

The accompanying Notes form an integral part of these consolidated financial statements.

Directors’ Report and Accounts 2004 | 65

Consolidated statements of changes in shareholders’ equity

	Common stock		Convertible cumulative preferred stock
	Number of shares thousands	$ million	Number of shares thousands	$ million
At May 1, 2001	782,523	56.2	10,508	484.5
Common stock issued under employee plans
Stock based compensation	—	—	—	—
Treasury stock vested under stock option plans	—	—	—	—
Buy back of common stock	(11,233)	(0.8)	—	—
Common stock issued pursuant to options exercised	409	0.1	—	—
Dividends on common stock – 12.0p per share	—	—	—	—
Dividends on preferred stock (1)	—	—	—	—
Net income	—	—	—	—
Minimum pension liability adjustments	—	—	—	—
Exchange translation adjustments	—	0.8	—	6.9

At April 30, 2002	771,699	56.3	10,508	491.4
Common stock issued under employee plans
Stock based compensation	—	—	—	—
Allotments to treasury stock	795	0.1	—	—
Treasury stock vested under stock option plans	—	—	—	—
Common stock issued pursuant to options exercised /conversion of preferred stock	479	0.1	(1)	—
Dividends on common stock – 7.4p per share	—	—	—	—
Dividends on preferred stock (1)	—	—	—	—
Net income	—	—	—	—
Minimum pension liability adjustments	—	—	—	—
Exchange translation adjustments	—	5.8	—	51.5

At December 31, 2002	772,973	62.3	10,507	542.9
Common stock issued under employee plans
Stock based compensation	—	—	—	—
Investment in treasury stock	—	—	—	—
Treasury stock vested under stock option plans	—	—	—	—
Transfer to restricted reserves upon redemption of Redeemable convertible cumulative
preference shares	—	—	—	—
Common stock issued pursuant to options exercised	289	—	—	—
Dividends on common stock – 12.6p per share	—	—	—	—
Dividends on preferred stock (1)	—	—	—	—
Gain on redemption of preference shares	—	—	—	—
Net income	—	—	—	—
Minimum pension liability adjustments	—	—	—	—
Exchange translation adjustments	—	7.0	—	60.7

At January 3, 2004	773,262	69.3	10,507	603.6
Common stock issued under employee plans
Stock based compensation	—	—	—	—
Investment in treasury stock	—	—	—	—
Treasury stock vested under stock option plans	—	—	—	—
Common stock issued pursuant to options exercised	628	—	—	—
Dividends on common stock – 12.2p per share	—	—	—	—
Dividends on preferred stock – 5.56 per cent	—	—	—	—
Net income	—	—	—	—
Minimum pension liability adjustments	—	—	—	—
Exchange translation adjustments	—	5.0	—	43.8

At January 1, 2005	773,890	$74.3	10,507	647.4

(1)	Convertible cumulative preference stock 5.56 per cent, Redeemable convertible cumulative preference stock 4.344 per cent.

66 | Tomkins

				Comprehensive income
Treasury stock				Accumulated other comprehensive income					Shareholders’ equity
Number of shares thousands	$ million	Additional paid-in capital $ million	Restricted reserves $ million	Retained earnings $ million	Exchange translation $ million	Minimum pension liability $ million	Tax effect $ million	Total $ million	Total $ million
2,028	(5.2)	139.2	93.1	1,914.6	(75.5)	—	—	1,839.1	2,606.9
—	—	8.2	—	—	—	—	—	—	8.2
(564)	2.3	(2.3)	—	—	—	—	—	—	—
—	—	(1.8)	2.6	(28.2)	—	—	—	(28.2)	(28.2)
—	—	1.3	—	—	—	—	—	—	1.4
—	—	—	—	(133.5)	—	—	—	(133.5)	(133.5)
—	—	—	—	(56.3)	—	—	—	(56.3)	(56.3)
—	—	—	—	214.6	—	—	—	214.6	214.6
—	—	—	—	—	—	(58.0)	23.0	(35.0)	(35.0)
—	(2.9)	1.2	1.4	—	(29.8)	—	—	(29.8)	(22.4)

1,464	(5.8)	145.8	97.1	1,911.2	(105.3)	(58.0)	23.0	1,770.9	2,555.7
—	—	(3.2)	—	—	—	—	—	—	(3.2)
795	(2.8)	2.7	—	—	—	—	—	—	—
(432)	2.6	(2.6)	—	—	—	—	—	—	—
—	—	1.6	—	—	—	—	—	—	1.7
—	—	—	—	(87.6)	—	—	—	(87.6)	(87.6)
—	—	—	—	(37.6)	—	—	—	(37.6)	(37.6)
—	—	—	—	118.8	—	—	—	118.8	118.8
—	—	—	—	—	—	(203.4)	70.1	(133.3)	(133.3)
—	(0.6)	17.2	10.1	—	(86.0)	—	—	(86.0)	(2.0)

1,827	(6.6)	161.5	107.2	1,904.8	(191.3)	(261.4)	93.1	1,545.2	2,412.5
—	—	10.6	—	—	—	—	—	—	10.6
899	(4.0)	—	—	—	—	—	—	—	(4.0)
(97)	0.3	(0.3)	—	—	—	—	—	—	—
—	—	—	621.9	(621.9)	—	—	—	(621.9)	—
—	—	1.1	—	—	—	—	—	—	1.1
—	—	—	—	(158.8)	—	—	—	(158.8)	(158.8)
—	—	—	—	(47.1)	—	—	—	(47.1)	(47.1)
—	—	—	—	17.4	—	—	—	17.4	17.4
—	—	—	—	426.7	—	—	—	426.7	426.7
—	—	—	—	—	—	38.9	(7.7)	31.2	31.2
—	(1.2)	17.4	97.7	—	(174.2)	—	—	(174.2)	7.4

2,629	(11.5)	190.3	826.8	1,521.1	(365.5)	(222.5)	85.4	1,018.5	2,697.0
—	—	6.6	—	—	—	—	—	—	6.6
1,583	(7.5)	—	—	—	—	—	—	—	(7.5)
(712)	2.9	(2.9)	—	—	—	—	—	—	—
—	—	2.2	—	—	—	—	—	—	2.2
—	—	—	—	(172.5)	—	—	—	(172.5)	(172.5)
—	—	—	—	(28.5)	—	—	—	(28.5)	(28.5)
—	—	—	—	377.7	—	—	—	377.7	377.7
—	—	—	—	—	—	13.7	(8.0)	5.7	5.7
—	(1.0)	11.8	60.0	—	(77.2)	—	—	(77.2)	42.4

3,500	$(17.1)	$208.0	$886.8	$1,697.8	$(442.7)	$(208.8)	$77.4	$1,123.7	$2,923.1

The accompanying Notes form an integral part of these consolidated financial statements.

Directors’ Report and Accounts 2004 | 67

Notes to the consolidated financial statements

1.	NATURE OF OPERATIONS

Tomkins plc and its subsidiaries (the “Company”) is a global engineering and manufacturing group. Its activities report in three business segments: Industrial & Automotive which supplies car, truck and industrial equipment manufacturing markets, as well as industrial and automotive aftermarkets, throughout the world; Air Systems Components which supplies the heating, ventilation and air conditioning market mainly in North America; and Engineered & Construction Products which supplies the building, construction, truck and trailer and automotive industries mainly in North America.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(i)	Basis of consolidation

The consolidated financial statements include the accounts of Tomkins plc and its subsidiaries that are majority owned and controlled. Intercompany transactions and balances have been eliminated. The Company’s share of the earnings or losses of non-controlled affiliates, over which Tomkins exercises significant influence, but not control (generally a 20 per cent to 50 per cent ownership interest) is included in the consolidated operating results using the equity method of accounting. Investments in non-listed entities in which the Company has less than a 20 per cent ownership interest are accounted for under the cost method.

(ii)	Accounting period

During 2002, the Company changed its accounting reference date from April 30 to December 31. Under UK Company Law, the Company must present annual financial statements for periods ending within seven days either side of its accounting reference date. Accordingly, these financial statements are for the 364 days ended January 1, 2005 (fiscal 2004), the 368 days ended January 3, 2004 (fiscal 2003), the 245 days ended December 31, 2002 (fiscal 2002) and the 365 days ended April 30, 2002 (fiscal 2001/02).

(iii)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty in making estimates, actual results reported in future periods could differ from those estimates.

(iv)	Revenue recognition

In accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements”, the Company recognizes sales only when there is persuasive evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and the collectibility of revenue is reasonably assured. Revenue is reported net of sales returns, early settlement discounts, rebates and sales taxes.

Revenue recognition on long-term contracts is recognized by the percentage-of-completion method. Losses on contracts, if any, are recognized in the period when such losses first become probable of occurrence and are reasonably estimable.

The Company accrues for rebates pursuant to specific arrangements with certain of its customers, primarily in the aftermarket. Rebates generally provide for price reductions based upon the achievement of specified purchase volumes and are recorded as a reduction of revenue.

(v)	Research and development

Research and development expenditure is charged in the consolidated statement of income in the period in which it is incurred. Research and development expenses were $93.7 million in fiscal 2004, $95.6 million in fiscal 2003, $52.6 million in fiscal 2002, and $77.7 million in fiscal 2001/02.

(vi)	Cash and cash equivalents

Cash and cash equivalents are defined as cash in hand, deposits available on demand and other short-term, highly liquid investments with original maturities of 90 days or less.

(vii)	Restricted cash

Cash balances pledged or advanced as collateral are considered to be restricted cash.

(viii)	Inventory

Inventories are stated at the lower of cost or market value. Cost determined by the last-in, first-out (LIFO) method was 37 per cent of the inventory at both January 1, 2005 and January 3, 2004. The remaining inventories are recorded using the first-in, first-out (FIFO) method. Inventories are reduced by an allowance for excess and obsolete inventories based on management’s review of on-hand inventories compared to historical and estimated future sales and usage. The replacement cost of inventory valued under LIFO exceeded the stated LIFO values by $1.6 million and $4.1 million at January 1, 2005 and January 3, 2004, respectively.

(ix)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment write-offs. Major improvements are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

Freehold land and assets under construction are not depreciated. Depreciation of property, plant and equipment, other than freehold land and assets under construction, is provided on the straight-line basis over estimated useful lives:

Freehold buildings and long leasehold land and buildings	Ten to fifty years
Short leasehold land and buildings	Length of lease
Plant, equipment and vehicles	Two to twenty years

Interest expense incurred while constructing major projects is capitalized within fixed assets and amortized over the life of the related assets. The interest capitalized is determined by reference to the average interest rate on outstanding borrowings. In fiscal 2004, fiscal 2003, fiscal 2002 and fiscal 2001/02, interest costs of $11.7 million, $7.2 million, $4.3 million and $5.0 million have been capitalized respectively.

68 | Tomkins

Notes to the consolidated financial statements

continued

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Financial Instruments

The carrying values of financial instruments (cash and cash equivalents, accounts receivable, accounts payable, an interest rate swap obligation, and debt) as of January 1, 2005 and January 3, 2004 approximate fair value. Fair value was based on expected cash flows and current market conditions. Effective May 1, 2001, Tomkins adopted SFAS 133, ‘Accounting for Derivative Instruments and Hedging Activities’, and its related amendments, which requires that all derivative instruments be reported on the balance sheet at their fair value and establishes criteria for designation and determining effectiveness of transactions entered into for hedging purposes. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Gains and losses on derivative instruments that will be reported in other comprehensive income will be reclassified to income in the periods in which income is affected by the variability in the cash flows of the hedged items. Any portion of a change in a derivative’s fair value that is considered to be ineffective, as defined, will have to be immediately recorded in earnings. Any portion of a change in a derivative’s fair value that Tomkins has elected to exclude from its measure of effectiveness will be recorded in earnings. Tomkins has chosen not to adopt the hedge accounting provisions of SFAS 133. The cumulative effect of adopting SFAS No. 133 was to increase net income by $4.2 million, before tax ($2.6 million, after tax). Assets increased by $4.9 million and liabilities by $0.7 million as a result of recording all derivatives on the balance sheet at fair value at the date of adoption.

(xi)	Acquisitions

The Company accounts for acquisitions in accordance with Statements on Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations”, which was issued in July 2001. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.

(xii)	Impairment and disposal of long-lived assets other than goodwill

The Company accounts for the impairment and disposal of long-lived assets or asset groups in accordance with SFAS 144 “Accounting for the Impairment and Disposal of Long-lived Assets”. The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets, when events or circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset, fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Long-lived assets are classified as held-for-sale when certain criteria are met. The Company measures long-lived assets to be disposed of by sale at the lower of carrying amount and fair value less cost to sell and no longer depreciates such assets. Fair value is determined using quoted market prices or the anticipated cash flows discounted at a rate commensurate with the risk involved. The Company classifies and presents certain entities as discontinued operations in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,”. The earnings from discontinued operations include impairment charges to reduce these businesses to fair value less costs to sell. The Company classifies an asset or asset group that will be disposed of other than by sale as held and used until the disposal transaction occurs. The asset or asset group continues to be depreciated based on revisions to its estimated useful life until the date of disposal or abandonment.

(xiii)	Goodwill and other intangibles

Goodwill represents the excess of the purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value. Other intangibles mainly represent Patents & Technology, Customer relationships and intellectual property acquired in business combinations.

The Company adopted SFAS 142 “Goodwill and Other Intangible Assets” during fiscal 2002. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. The Company has not identified any intangible assets for which it will adopt an indefinite useful life, nor has it revised the amortization periods for any intangible assets. Intangible assets are carried at cost and are amortized on a straight-line basis over their estimated useful life. The estimated useful lives of the intangible assets range from 8 to 15 years. The weighted average amortization period is 11 years.

Prior to the adoption of SFAS 142, goodwill was capitalized and amortized using the straight-line method over its estimated useful life. The Company periodically evaluated the recoverability of goodwill and other intangible assets by comparing the net book value of such assets to expected future cash flows, on an undiscounted basis, over the remaining amortization period of the asset.

(xiv)	Minority interests

As of January 1, 2005 and January 3, 2004, the $80.8 million and $59.6 million minority interests balance consists primarily of a 49 per cent outside ownership interest in Gates Korea Company Limited, a 49 per cent outside ownership interest in Gates Nitta Belt Company (Suzhou) Limited, a 49 per cent outside ownership interest in Gates Unitta Asia Company Limited, a 49 per cent outside ownership interest in Gates Unitta Asia Trading Company Pte Limited, a 60 per cent outside ownership interest in Ideal International SA and a 50 per cent outside ownership interest in Schrader Duncan Limited.

(xv)	Leases

Those assets that meet the criteria in SFAS 13 “Accounting for Leases” to be recognized as a capital lease are recorded as an asset and an obligation at an amount equal to the present value at the inception of the lease of the minimum lease payments during the lease term. All other leases are expensed to the profit and loss account on a straight-line basis. The gross cost of assets under capital leases was $64.9 million and $68.6 million in fiscal 2004 and fiscal 2003 respectively. Total accumulated depreciation in respect of these assets was $40.5 million and $38.3 million respectively at January 1, 2005 and January 3, 2004.

Directors’ Report and Accounts 2004 | 69

Notes to the consolidated financial statements

continued

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(xvi)	Pensions and other post-retirement benefits

The Company operates pension plans throughout the world, covering the majority of employees. These plans are structured to accord with local conditions and practices in each country and include defined contribution and defined benefit plans. The Company accounts for its pension plans and its other post-retirement benefit plans using actuarial models required by SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS 106, “Employers’ Accounting for Post-retirement Benefits other than Pensions”, respectively. These models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan. Examples of ‘events’ are plan amendments and changes in actuarial assumptions such as discount rate, rate of compensation increases and mortality. The principle underlying the required attribution approach is that employees render service over their service lives on a relatively smooth basis and therefore, the income statement effects of pensions or non-pension post-retirement benefit plans are earned in, and should follow the same pattern.

One of the main components of the net periodic pension calculation is the expected long-term rate of return on plan assets. The required use of expected long-term rate of return on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns and therefore, result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the employees. Actuarial gains and losses (to the extent that they exceed 10 per cent of the greater of market related value of the assets or the projected benefit obligation at the start of the period) are recognized in the net periodic pension calculation over the remaining average service lifetimes of active members.

The expected long-term rate of return on plan assets is established based upon our expectations of asset returns over the expected period to fund participant benefits and the current investment mix of our plans (with some reliance on historical asset returns for our plans). We further validated this assumption by loading our current asset mix into an asset return generation model (provided by our independent actuaries), which projected future asset returns using simulation and asset class correlation.

The discount rate assumptions used for pension and non-pension post-retirement benefit plan accounting reflect the rates available on high-quality fixed-income debt instruments on a date three months before the year end each year, which was October 1, 2004 for fiscal 2004. The rate of compensation increase is another significant assumption used in the actuarial model for pension accounting and is determined by the Company based upon its long-term plans for such increases.

For retiree medical plan accounting, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates.

If the unfunded accumulated benefit obligation exceeds the fair value of the plan assets, the Company recognizes a minimum liability that is at least equal to the unfunded accumulated benefit obligation. Where an additional minimum liability is recognized, an intangible asset is recognized up to the amount of any unrecognized prior service cost and the balance is recognized through other comprehensive income.

(xvii)	Income taxes

The Company recognizes deferred tax assets and liabilities using enacted rates to calculate temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statement of income in the period in which the enactment date occurs. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax asset will not be realized.

(xviii)	Foreign currency

The functional currency of each of Tomkins plc’s subsidiaries is the local currency in which each subsidiary is located. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated for inclusion in a consolidated balance sheet are recognized in the statement of income for that period.

Net income and cash flows of non-US dollar subsidiaries and equity investments are translated from their functional currencies at actual exchange rates or weighted average rates of exchange during the year. The assets and liabilities of such entities are translated at year-end rates of exchange. Translation adjustments are included within other comprehensive income as a separate component of shareholders’ equity.

(xix)	Stock based compensation

Employees of the Company participate in a number of stock option plans whereby they receive rights over shares in Tomkins plc. The Company accounts for its stock option and stock-based compensation plans using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25, (“ APB 25”), “Accounting for Stock Issued to Employees”.

Had compensation cost for the employee share plans been determined consistent with the fair value methodology of SFAS 123, “Accounting for Stock-Based Compensation,” the Company’s net income would have been as follows:

	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million	Eight months ended December 31, 2002 $ million	Year ended April 30, 2002 $ million
Reported net income	377.7	426.7	118.8	214.6
Deduct total stock-based employee compensation determined under FAS 123, net of tax	(6.8)	(4.9)	(1.7)	(1.3)
Add back total stock-based employee compensation determined under APB 25, net of tax	4.2	7.2	(2.2)	5.2

Pro forma net income	375.1	429.0	114.9	218.5

Pro forma net income per common share
Basic	$0.45	$0.52	$0.10	$0.21
Diluted	$0.43	$0.45	$0.12	$0.21

(xx)	Earnings per share

Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share is calculated by adding back the preference dividend to net income (except in fiscal 2001/2002, where the preference shares were anti-dilutive) and adjusting weighted average outstanding shares, assuming conversion of all potentially dilutive stock options and awards.

70 | Tomkins

Notes to the consolidated financial statements

continued

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(xxi)	Product warranties

Provision is made for warranty claims on various products depending on specific market expectations and the type of product. These estimates are established using historical information on the nature, frequency and average cost of warranty claims. Management believes that the warranty reserve is appropriate; however, actual claims incurred could differ from the original estimates requiring adjustments to the reserve.

FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee.

The requirements of FIN 45 are applicable to the Company’s product warranty liability and certain guarantees. The Company’s guarantees issued subject to the recognition and disclosure requirements of FIN 45 as of January 1, 2005 and January 3, 2004 were not material. As of January 1, 2005 and January 3, 2004, the Company’s product warranty liability recorded in other accrued liabilities was $10.8 million and $12.8 million respectively. The following table summarizes the activity related to the product warranty liability during fiscal 2004 and 2003.

	January 1, 2005 $ million	January 3, 2004 $ million
Balance at beginning of fiscal year	12.8	14.4
Foreign exchange	0.4	0.5
Provision for warranties issued	2.0	2.6
Payments	(4.4)	(4.7)

Balance at end of fiscal year	10.8	12.8

(xxii)	Non-statutory accounts

The accompanying financial statements do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. The Company’s statutory accounts for fiscal 2004 prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”) will be delivered to the Registrar of Companies for England and Wales.

3.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(a)	Accounting pronouncements adopted during the year

The Company has adopted Financial Accounting Standards Board Interpretation No. 46R, (“FIN 46R”), “Consolidation of Variable Interest Entities” during the period, which requires that the assets, liabilities and results of operations of a variable interest entity be included in the consolidated financial statements if the Company is the primary beneficiary of the variable interest entity.

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company has adopted the standard during the year and it has had no material impact on its financial position, cash flows and results of operations.

(b)	New accounting pronouncements not yet adopted

In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payments” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for interim periods beginning after July 1, 2005. We have not yet quantified the effect of the future adoption of SFAS 123R on the Company’s financial position or results of operations.

Directors’ Report and Accounts 2004 | 71

Notes to the consolidated financial statements

continued

4.	ACQUISITIONS AND DISPOSALS

Discontinued operations

In addition to the disposals mentioned below, the results of Unified Industries Inc. and of the AirSprings division of the Company have been treated as a discontinued operation for all years presented and its assets are treated as held for sale as at January 1, 2005. Unified Industries Inc. was sold on January 2, 2005 and the AirSprings division was sold on February 9, 2005.

Dearborn Mid-West Conveyor Company is no longer treated as discontinued since there is no longer an active program to locate a buyer and the company is not currently being actively marketed for sale.

Disposals

Fiscal 2004

On January 30, 2004 and January 31, 2004 respectively, the business and assets of Hattersley Newman Hender, and Pegler Limited were sold for a combined consideration, before costs, of $23.7 million of which $10.5 million is deferred. Further net proceeds of $0.9 million were received after related closure costs and disposal of the vacant site. There was a loss on sale of $17.0 million before the release of a provision for impairment of $39.1 million, which was provided in Fiscal 2003. On June 1, 2004 Mayfran International Inc. was sold for a total consideration of $12.7 million of which $4.2 million is deferred. There was a loss on sale of $11.0 million. Costs of $1.5 million relating to disposals from prior years were incurred during the period. All of these disposals were included in the Engineering and Construction Products group.

In the Industrial & Automotive Group, the sale of the European curved hose business in Nevers, France, was completed on 17 November 2004 and the related closure of the European curved hose business in St Just, Spain was also completed in the year. Net sales proceeds after costs totaled $4.2 million, resulting in a profit on disposal of $1.9 million. Costs on prior year disposals resulted in losses of $1.6 million being recognized in the year. Deferred consideration, net of these costs, resulted in additional proceeds of $2.2 million being received during the year and $1.0 million was received in advance, relating to the post year-end disposal of Unified Industries Inc.

The post year-end disposals of Unified Industries Inc. and the AirSprings division are estimated to result in a total loss on disposal of $7.2 million. A provision for this loss has been recognized in Fiscal 2004.

Fiscal 2003

On August 22, 2003 Tomkins sold Gates Formed-Fibre Products, Inc., for a cash consideration of $47.0 million. There was a net loss on disposal of $2.2 million, after charging $11.7 million of goodwill and costs of $2.2 million. This disposal was included in the Industrial and Automotive group. On January 27, 2003 Tomkins sold the business and assets of Milliken Valve Company Inc. for a cash consideration of $7.3 million, resulting in a gain on disposal of $4.0 million after costs of $0.3 million. On June 30, 2003 Tomkins sold its 62.4% investment in the business and assets of Cobra Investments (Pty) Limited for a cash consideration of $12.5 million of which $2.8 million was deferred. All of the deferred consideration has now been received. A loss of $5.3 million arose on the disposal. The disposal of Milliken and Cobra were included in the Engineered and Construction Products group. During the year, a provision for disposal of operations and related warranties amounting to $55.4 million was reversed, relating to a disposal in fiscal 2002/01. Costs of $0.7 million relating to the ongoing sale of companies were incurred during the year.

Fiscal 2002

On May 15, 2002, Tomkins sold the consumer and industrial division of Gates (U.K.) Limited for a cash consideration of $35.4 million. There was a loss on sale, after pension and disposal costs, of $6.3 million and after charging $6.4 million of goodwill. On December 30, 2002, Tomkins sold the business and assets of Fedco Automotive Components Inc. for a cash consideration of $8.0 million. $1.6 million of goodwill was written off to the profit and loss account, resulting in a loss on sale of $4.6 million. Both of these disposals were included in the Industrial and Automotive group. On May 24, 2002, Lasco Composites was sold for an adjusted cash consideration of $43.1 million. After disposal related costs of $3.9 million and $8.9 million of goodwill there was a profit on sale of $24.8 million. Lasco was included in the Engineered and Construction Products group. Costs of $1.5 million relating to the ongoing sale of companies were incurred during the year.

Fiscal 2002/01

Sunvic Controls Limited was sold on July 27, 2001 for a total consideration, net of costs, of $2.6 million,. After $1.1 million of goodwill, a loss on sale of $1.7 million was recorded. This disposal was included in the Engineered and Construction Products group. Totectors Limited and The Northern Rubber Company Limited were sold on May 25, 2001 and September 11, 2001 respectively, for a total consideration, net of costs, of $33.0 million. After $4.8 million of goodwill, a profit on sale of $7.1 million was recorded. Totectors and Northern Rubber were included in the Industrial and Automotive group. On May 11, 2001 Tomkins sold Smith & Wesson Corp. for a consideration of $15.0 million . The purchaser also paid $20.0 million of an outstanding loan of $73.8 million due from Smith & Wesson Corp. to Tomkins Corporation. Of the remaining $53.8 million, $30.0 million was due to be repaid on an amortizing basis over the seven years commencing in May 2004 and $23.8 million was included in the equity capital acquired by the purchaser. Full settlement of the outstanding balance was achieved post the year ended January 1, 2005. There was a loss on sale of $34.0 million of which a provision of $34.2 million was made in the year ended April 30, 2001. Smith and Wesson was included in the Professional, Garden and Leisure Products group. Costs of $1.2 million relating to the ongoing sale of companies were incurred during the year and $62.1 million was included in assets disposed.

All of the disposals mentioned were disposed of as part of our program to dispose of all non-core businesses.

The results of these businesses have been shown as discontinued operations for all years presented.

72 | Tomkins

Notes to the consolidated financial statements

continued

4.	ACQUISITIONS AND DISPOSALS (CONTINUED)

A summary of operating results of all discontinued businesses is set forth below:

	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million	Eight months ended December 31, 2002 $ million	Year ended April 30, 2002 $ million
Net sales	85.1	289.6	234.5	460.0

Operating income	(10.6)	(123.9)	3.2	(0.2)

Income before taxes, minority interest and equity in net income of associates	(9.8)	(123.5)	3.4	(0.2)
Income taxes	(4.2)	14.5	(5.4)	1.1
Minority interest	—	(0.7)	(1.3)	(1.3)
Equity in net income/(loss) of associates net of tax	0.5	0.2	0.3	(0.3)

Loss from discontinued operations	(13.5)	(109.5)	(3.0)	(0.7)

Net assets of assets held for sale are as follows:

	January 1, 2005 $ million	January 3, 2004 $ million
Assets:
Accounts receivable	1.2	24.7
Inventories	3.8	37.6
Prepaid expenses and other assets	0.2	15.8
Investments	—	4.1
Property, plant and equipment	56.6	54.4

Total assets held for sale	61.8	136.6
Liabilities:
Accounts payable	(0.4)	(8.1)
Other current liabilities	(0.2)	(33.3)

Total liabilities held for sale	(0.6)	(41.4)

Net assets of discontinued operations	61.2	95.2

Net assets held for sale at January 1, 2005 consist of AirSprings and Unified Industries Inc, and other property held for sale at a total net book value of $61.2 million (Industrial & Automotive $45.0 million; Air Systems Components $6.0 million; Engineered & Construction Products $10.2 million).

Acquisitions

Fiscal 2004

On December 1, 2004, Tomkins acquired the polyurethane power transmission and motion control belt business, assets and liabilities of Mectrol Corporation for a provisional cash consideration, including costs, of $46.0 million. Provisional goodwill of $35.5 million arising on the acquisition has been capitalized. The fair value of the assets acquired is still being assessed. As a result, the calculation of goodwill is provisional and may be amended. The acquisition, which has been included in the Industrial & Automotive group, brings a new technology to the Power Transmission business, extending the business group’s product and customer base.

Fiscal 2003

The company acquired the business, assets and liabilities of Stackpole Limited on June 18, 2003 for a cash consideration of $257.9 million (Cdn$349.1 million). Goodwill of $110.1 million arising on the acquisition was capitalized. The acquisition has been included in the Industrial & Automotive group. The acquisition brought the Company expertise in powder metal and engineered components for powertrain. Deferred consideration of $0.7 million in respect of a prior period acquisition made by the Air Systems Components group was paid during the year. Revisions to the fair value of assets acquired in the past resulted in a reduction of $0.8 million in the related goodwill.

Fiscal 2002

Tomkins acquired the business, assets and liabilities of Ward Industries Inc. and of the heating, ventilating and air conditioning dampers division of Johnson Controls Inc. on September 11, 2002 and September 30, 2002 respectively, for a combined cash consideration of $17.6 million of which $0.7 million was paid in Fiscal 2003. Goodwill of $11.0 million arising on these acquisitions was capitalized. The acquisition of Ward provided the Air Systems Components group with a new, expanded product offering in duct accessories and is in line with its strategy of growth in niche markets. The acquisition of Johnson Controls opened up new distribution channels, extended our damper product range for the commercial market and provided access to a wider customer base around the world. Both acquisitions were included in the Air Systems Components group.

Fiscal 2002/01

Tomkins acquired American Metal Products Company and the business and assets of Superior Rex on November 13, 2001 and November 19, 2001 respectively, for a combined consideration of $45.0 million. The acquisition of American Metal Products broadened our product offering by the inclusion of venting and gutter protection ranges, strengthened our manufacturing base with plants in Mississippi and Mexico and expanded our distribution capabilities, particularly into the important US West Coast market. The acquisition of the fan coil business of Superior Rex expanded our Titus product range. Both acquisitions were included in the Air Systems Components group.

Directors’ Report and Accounts 2004 | 73

Notes to the consolidated financial statements

continued

4.	ACQUISITIONS AND DISPOSALS (CONTINUED)

A summary of the estimated fair values of the net assets acquired and liabilities assumed from the business acquired and the purchase price allocation is set forth below:

	Fair value to the Company
	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million	Eight months ended December 31, 2002 $ million	Year ended April 30, 2002 $ million
Current assets	7.0	52.1	5.6	26.7
Property plant and equipment	4.0	119.1	2.9	22.6
Intangible assets	—	41.6	—	—
Current liabilities	(1.5)	(26.6)	(1.0)	(11.3)
Long-term liabilities	—	(44.3)	—	—
Cash	—	18.5	—	—
Overdrafts	—	—	(0.6)	(1.8)
Debt	—	(4.7)	—	—

Net assets	9.5	155.7	6.9	36.2
Goodwill capitalized	35.5	102.8	11.0	9.1

Consideration	45.0	258.5	17.9	45.3

Cash consideration	45.3	258.5	16.9	45.0
Costs	0.7	—	0.3	0.3
Deferred consideration	—	—	0.7	—
Provisional adjustment to purchase price	(1.0)	—	—	—

	45.0	258.5	17.9	45.3

In the year ended April 30, 2002 cash of $3.8 million was received relating to acquisitions completed in prior periods.

5.	SEGMENT INFORMATION

The segment information that follows is stated in UK GAAP, in accordance with Statements on Financial Accounting Standards (“SFAS”) No. 131 “Disclosure about Segments of an Enterprise and Related Information”, which requires us to determine and review our segments as reflected in the management information systems reports that our business managers use in making decisions. The chief operating decision maker evaluates our segment performance based on the consolidated financial information prepared in UK GAAP.

The Company’s reportable segments are based upon the nature of the products and services produced by each segment (see Note 1).

	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million	Eight months ended December 31, 2002 $ million	Year ended April 30, 2002 $ million
(a) Analysis by business segment (UK GAAP)
Net sales
Industrial & Automotive	3,529.0	3,224.0	1,938.2	2,845.9
Air Systems Components	772.3	730.3	499.5	740.0
Engineered & Construction Products	1,128.6	1,057.0	680.4	1,110.4
Discontinued operations	11.3	125.7	98.0	138.4

	5,441.2	5,137.0	3,216.1	4,834.7

Operating income, before restructuring costs*
Industrial & Automotive	356.5	309.6	176.3	247.9
Air Systems Components	86.2	69.0	51.8	77.1
Engineered & Construction Products	108.1	103.2	67.2	104.2
Central costs	(43.3)	(39.1)	(23.3)	(18.1)
Discontinued operations	0.2	0.5	8.0	7.3

	507.7	443.2	280.0	418.4

*	Operating income includes the Group’s share of the income from associates and is before goodwill amortization. The split of the income from associates analyzed by reportable segment is Industrial & Automotive $1.1 million (January 2004 – $1.1 million; December 2002 – $0.5 million; April 2002 – loss of $1.0 million), Air Systems Components $nil (January 2004 – $nil; December 2002 – $nil; April 2002 – $nil), and Engineered & Construction Products $0.7 million (January 2004 – $0.3 million; December 2002 – $0.6 million; April 2002 – $nil).

74 | Tomkins

Notes to the consolidated financial statements

continued

5.	SEGMENT INFORMATION (CONTINUED)

	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million	Eight months ended December 31, 2002 $ million	Year ended April 30, 2002 $ million
(a) Analysis by business segment continued (UK GAAP)
Operating net assets including goodwill
Industrial & Automotive	1,822.0	1,557.5	1,233.0	1,174.1
Air Systems Components	378.0	392.4	422.6	433.8
Engineered & Construction Products	219.6	233.3	253.1	283.9
Central costs	(8.8)	(27.4)	(88.4)	(87.3)
Discontinued operations	(7.5)	23.6	72.1	63.5

	2,403.3	2,179.4	1,892.4	1,868.0

Depreciation
Industrial & Automotive	158.1	147.9	87.4	124.2
Air Systems Components	26.7	26.4	19.0	25.7
Engineered & Construction Products	26.3	34.9	22.7	36.1
Central costs	0.5	0.5	0.3	0.4

	211.6	209.7	129.4	186.4

Expenditures for additions to long-lived assets
Industrial & Automotive	245.9	181.0	126.3	141.0
Air Systems Components	14.6	14.0	14.0	23.1
Engineered & Construction Products	26.7	33.8	21.8	23.4
Central costs	0.7	1.3	0.1	0.1

	287.9	230.1	162.2	187.6

(b) Analysis by geographical origin (US GAAP)
Net sales
United States of America	3,489.7	3,287.6	2,151.8	3,225.8
United Kingdom	323.3	258.6	132.8	178.6
Rest of Europe	539.5	468.1	252.7	343.6
Rest of the World	1,003.6	833.1	444.3	626.7

	5,356.1	4,847.4	2,981.6	4,374.7

Long-lived assets
United States of America	724.0	769.0	806.1	816.1
United Kingdom	132.7	127.0	128.0	114.4
Rest of Europe	165.7	156.1	131.9	106.7
Rest of the World	439.2	341.3	204.2	214.3

	1,461.6	1,393.4	1,270.2	1,251.5

There were no material sales or transfers between segments in any period.

The Company has a significant concentration of customers in North America (72 per cent for fiscal 2004; 72 per cent for fiscal 2003; 74 per cent for fiscal 2002 and 74 per cent for fiscal 2001/02), and in the industrial and automotive industry (64.9 per cent for fiscal 2004; 62.8 per cent for fiscal 2003; 60.3 per cent for fiscal 2002 and 58.9 per cent for fiscal 2001/02). No single customer accounted for more than 10 per cent of the Company’s sales, and there were no significant accounts receivables from a single customer. The Company reviews a customer’s credit history before extending credit. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

Directors’ Report and Accounts 2004 | 75

Notes to the consolidated financial statements

continued

5.	SEGMENT INFORMATION (CONTINUED)

		Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million	Eight months ended December 31, 2002 $ million	Year ended April 30, 2002 $ million
Reconciliation of UK GAAP segmental information to US GAAP
Net sales (UK GAAP)		5,441.2	5,137.0	3,216.1	4,834.7
Discontinued operations		(85.1)	(289.6)	(234.5)	(460.0)

Net sales (US GAAP)		5,356.1	4,847.4	2,981.6	4,374.7

Operating income before restructuring costs (UK GAAP)		507.7	443.2	280.0	418.4
Restructuring costs		(31.9)	(58.5)	(49.1)	(37.4)

Operating income (UK GAAP)		475.8	384.7	230.9	381.0
Impairment of goodwill	(a)	—	(12.5)	(47.8)	—
Amortization of goodwill	(a)	—	—	—	(48.0)
Amortization of intangible asset	(a)	(5.3)	(2.6)	(0.2)	(1.1)
Valuation of net assets acquired in a business combination		—	(0.3)	—	—
Inventories	(b)	(1.6)	(4.1)	—	—
Discontinued operations	(c)	6.6	21.9	(5.2)	(4.0)
Classification differences	(d)	(1.9)	(1.5)	(1.1)	1.0
Pensions	(e)	0.9	5.5	10.5	11.0
Share options	(f)	2.6	(6.5)	5.8	(3.2)
Capitalized interest	(g)	(3.5)	(3.1)	(0.9)	—
Restructuring costs	(h)	(2.2)	3.4	—	(4.3)
Disposal of fixed assets	(i)	5.7	0.7	—	—

Operating income from continuing operations (US GAAP)		477.1	385.6	192.0	332.4
Interest income		11.5	15.8	27.4	74.2
Interest expense		(34.9)	(30.2)	(25.3)	(59.8)
Other income net		44.0	54.8	16.1	6.0

Income from continuing operations before taxes, minority interest, equity in net income of associates and cumulative effect of change in accounting principle (US GAAP)		497.7	426.0	210.2	352.8

Depreciation (UK GAAP)		211.6	209.7	129.4	186.4
Capitalized interest (net)		3.5	3.0	0.9	—
Discontinued operations		(4.2)	(17.4)	(8.7)	(16.5)
Restructuring		—	(1.3)	—	—

Depreciation (US GAAP)		210.9	194.0	121.6	169.9

76 | Tomkins

Notes to the consolidated financial statements

continued

5.	SEGMENT INFORMATION (CONTINUED)

		Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million	Eight months ended December 31, 2002 $ million	Year ended April 30, 2002 $ million
Operating assets including goodwill (UK GAAP)		2,403.3	2,179.4	1,892.4	1,868.0
Goodwill and intangibles	(a)	1,390.2	1,362.7	1,399.8	1,491.5
Inventories	(b)	(5.8)	(4.1)	–	–
Pension liabilities	(e)	(194.2)	(227.8)	(253.9)	(79.0)
Share options	(f)	2.7	1.3	1.1	–
Capitalized interest	(g)	32.8	24.2	20.6	17.2
Restructuring	(h)	1.5	23.3	–	–
Derivative instruments	(j)	14.6	(0.9)	8.0	(4.7)
Dividend creditor	(k)	(3.6)	(3.9)	(7.1)	(11.8)
Investments	(k)	10.2	13.2	13.2	12.7

Operating assets including goodwill (US GAAP)		3,651.7	3,367.4	3,074.1	3,293.9

Operating assets including goodwill is made up of the following assets/liabilities under US GAAP:
Current assets excluding cash and taxes		1,719.6	1,628.5	1,480.8	1,481.9
Long-term assets excluding taxes		3,333.3	3,189.8	2,989.4	3,060.6
Current liabilities excluding debt and taxes		(802.5)	(813.0)	(737.7)	(780.0)
Long-term liabilities excluding debt and taxes		(598.7)	(637.9)	(658.4)	(468.6)

		3,651.7	3,367.4	3,074.1	3,293.9

Description of differences in generally accepted accounting principles in the United States from accounting policies in the United Kingdom are as follows:

(a)	Goodwill and intangible assets

Under UK GAAP, goodwill arising on acquisitions subsequent to May 3, 1998 is capitalized and amortized through the statement of income over its estimated useful economic life, which is estimated not to exceed a maximum of 20 years. Goodwill arising on acquisitions made on or before May 2, 1998 was charged directly to reserves and is recaptured through the profit and loss on disposal. Provision is made for any impairment. Under US GAAP, effective May 1, 2002 Tomkins adopted SFAS 142 “Goodwill and Other Intangible Assets”. In accordance with this statement, goodwill and intangible assets with an indefinite life are no longer amortized but are subject to an impairment test annually and whenever a triggering event occurs.

(b)	Inventories

Under UK GAAP, inventory is stated at the lower of cost, determined on a first-in first-out (“FIFO”) basis, and net realizable value. The last-in first-out (“LIFO”) method is prohibited. Under US GAAP, inventory is stated at the lower of cost or market value. Tomkins adopts the LIFO method for determining the cost of inventory for a number of its US subsidiaries.

(c)	Discontinued operations

Under UK GAAP discontinued operations are defined as those where the sale or termination is completed either in the period or before the earlier of three months after the year end or the date of approval of the financial statements. The disposal must have a material effect on the nature of operations resulting from its withdrawal from a particular market or from a material reduction in turnover from continuing markets. Sales and operating profit are disclosed separately on the face of the profit and loss account. Assets and liabilities are not separately distinguished. Under US GAAP, the results of a component of an entity that has been disposed of or is classified as held for sale are separately reported in a single caption. Accordingly, revenues and expenses reported under US GAAP will be different from those reported under UK GAAP. Furthermore, the assets and liabilities of a disposal group classified as held for sale are presented separately in the balance sheet.

(d)	Classification differences

In addition to the recognition and measurement differences between UK and US GAAP there are a number of differences in the manner in which amounts are presented and classified in the accounts. The principal presentation and classification differences are summarized below:

UK GAAP requires assets to be presented in ascending order of liquidity in accordance with the requirements of the Companies Act 1985, whereas under US GAAP assets are presented in descending order of liquidity. In addition, current assets under UK GAAP include amounts that fall due after more than one year, whereas under US GAAP, such assets are classified as non-current assets. Under UK GAAP assets and liabilities relating to different plans are not offset in presentation. Under US GAAP, assets and liabilities of different plans are offset in presentation. UK GAAP requires profits and losses in relation to the disposal of fixed assets to be shown separately on the face of the profit and loss account below operating profit. In addition, items that result from the ongoing activities of the business but are significant because of their size or nature may be separately highlighted on the face of the profit and loss account. Under US GAAP, the items described above are included in operating income. Items that form part of operating activities and are significant in size or nature may be separately highlighted on the face of the profit and loss account or in the accompanying notes. Under UK GAAP, equity in net income/(loss) of associates before taxes is reported as part of operating profit, whereas under US GAAP it is reported after operating profit.

Directors’ Report and Accounts 2004 | 77

Notes to the consolidated financial statements

continued

5.	SEGMENT INFORMATION (CONTINUED)

(e)	Pensions

Under UK GAAP, pension costs are accounted for in accordance with UK Statement of Standard Accounting Practice No. 24 “Accounting for Pension Costs”, with costs being charged to income over employees’ estimated working lives. Under US GAAP, pension costs are determined in accordance with the requirements of SFAS No. 87 – “Employers’ Accounting for Pensions” and SFAS No. 88 – “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Key differences between the UK and US GAAP figures arise from the requirement to use different methods and assumptions for valuing scheme assets and scheme liabilities, as well as a different method of amortizing surpluses or deficits.

Under UK GAAP, the effect of the variations in cost can be accumulated at successive valuations and amortized on an aggregate basis. Under US GAAP, the amortization of the transition asset and the costs of past service benefit improvements are separately tracked. Experience gains/losses are dealt with on an aggregate basis but amortized only to the extent that they exceed 10 per cent of the greater of the plan assets or the projected benefit obligation at the beginning of the fiscal year. UK GAAP allows measurements of plan assets and liabilities to be based on the results of the latest actuarial valuation, whereas US GAAP requires measurement of plan assets and liabilities to be made at the date of the financial statements or up to three months prior to that date. US GAAP also requires that a minimum pension liability be recorded for the amount by which the plan is under-funded (ignoring projected future salary increases). A corresponding amount is recorded as an intangible asset, to the extent of unrecognized prior service cost, and the balance is recorded in other comprehensive income, net of tax.

(f)	Share options

Under UK GAAP, the difference between the exercise price and the market price of the shares at the grant date is recorded as compensation expense in the income statement. As described within Note 2 to these financial statements, under US GAAP, stock based compensation is accounted for in accordance with APB 25, “Accounting for Stock Issued to Employees.” Under APB 25, the Company recognizes compensation expense for the difference between the exercise price and market price at the measurement date over the vesting period. The measurement date is the first date on which the employer knows the number of shares that an employee is entitled to receive and the exercise price is known. Where the measurement date occurs after the grant date, as in the case of performance related options, compensation cost is recorded over the vesting period for the difference between the share price at the balance sheet date and the exercise price and is adjusted in subsequent periods up to the measurement date. Where the performance condition is such that management cannot make a reasonable estimate because the company cannot control the outcome of the performance conditions, such as the achievement of a target share price, no compensation cost is recognized until the performance condition is satisfied.

Under UK GAAP, the compensation costs relating to share options granted to employees under annual bonus plans that vest in future periods are recognized on the grant date. Under US GAAP, the compensation cost relating to such grants are recognized over the future vesting period.

(g)	Capitalization of interest

Under UK GAAP, interest expense is not capitalized whereas under US GAAP, the estimated amount of interest expense incurred while constructing major projects is included in fixed assets and amortized over the estimated useful lives of the related assets.

(h)	Restructuring costs

Under UK GAAP, restructuring costs are recognized when there is an unavoidable obligation as a result of a past event and a reliable estimate of the obligation can be made. Under US GAAP, restructuring costs and one-time termination benefits are recognized as incurred.

(i)	Exceptional items

UK GAAP requires profits and losses in relation to the disposal of fixed assets to be shown separately on the face of the profit and loss account below operating profit. In addition, items that result from the ongoing activities of the business but are significant because of their size or nature may be separately highlighted on the face of the profit and loss account. Under US GAAP, the items described above are included in operating income. Items that form part of operating activities and are significant in size or nature may be separately highlighted on the face of the profit and loss account or in the accompanying notes.

(j)	Derivative instruments

Tomkins has entered into derivative financial instrument contracts in order to reduce exposure to foreign exchange risk and interest rate movements. Under UK GAAP, where there are derivative instruments that qualify as a hedge, gains and losses are deferred and recognized in the income statement, or as adjustments to the carrying amount of assets and liabilities, only when the hedged transaction has itself settled and been reflected in the Company’s accounts. If an instrument ceases to be accounted for as a hedge, the instrument is marked to market and any resulting profit or loss recognized at that time. Derivatives entered into to hedge the net investment in overseas entities are recorded directly to shareholders’ equity. The Company has determined that under US GAAP their derivative instruments are not regarded as hedges and any unrealized gains or losses arising at the period end are taken to income. Derivatives entered into to hedge the net investment in overseas entities do not qualify as a hedge under US GAAP and any gains or losses are charged to the income statement.

(k)	Dividend creditor and investments

Under UK GAAP, accruals for dividends on preferred stock and investments are excluded from net operating assets. These are included for the US GAAP measure.

78 | Tomkins

Notes to the consolidated financial statements

continued

6.	INCOME TAXES

Income tax expense (benefit) by location of taxing jurisdiction is as follows:

	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million	Eight months ended December 31, 2002 $ million	Year ended April 30, 2002 $ million
Current tax:
United Kingdom	(30.9)	(148.8)	(4.9)	(1.7)
United States – Federal taxes	43.5	29.9	18.5	69.7
United States – State taxes	5.2	5.2	5.6	13.9
Foreign taxes	51.8	48.7	22.3	25.4

Total current tax	69.6	(65.0)	41.5	107.3

Deferred tax:
United Kingdom	0.2	(14.7)	(0.1)	2.0
United States – Federal taxes	31.7	16.4	(4.9)	23.0
United States – State taxes	4.7	3.3	(1.1)	3.1
Foreign taxes	(3.0)	(12.2)	(3.2)	0.4

Total deferred tax	33.6	(7.2)	(9.3)	28.5

Total income tax expense (benefit)	103.2	(72.2)	32.2	135.8

The tax effects of temporary differences that give rise to the Group’s deferred tax assets and (liabilities) are as follows:

	January 1, 2005 $ million	January 3, 2004 $ million
Deferred tax assets:
Net operating losses	552.1	15.7
Pension and other post retirement obligations	165.0	187.1
Capital loss carry forwards	159.8	215.9
Accrued expenses and other	80.8	102.3
Tax credits	13.3	3.8
Accounts receivable	5.7	6.8
Other	10.1	18.4

	986.8	550.0
Valuation allowance	(684.9)	(230.0)

Total deferred tax assets	301.9	320.0

Deferred tax liabilities:
Property, plant and equipment	(105.6)	(99.9)
Inventories	(38.8)	(29.9)
Intangible assets	(28.7)	(23.6)
Other	(16.5)	(12.8)

Total deferred tax liabilities	(189.6)	(166.2)

Net deferred tax assets	112.3	153.8

The Company has total net operating losses carried forward amounting to $1,815 million arising mainly in foreign jurisdictions. This gives rise to deferred tax assets of $552.1 million. $531.1 million of this amount can be carried forward indefinitely. The remaining $21.0 million has expiration dates between 2006 and 2019. A valuation allowance of $530.4 million has been established against those assets where, based on available evidence, it is more likely than not that the deferred tax asset will not be realized.

Directors’ Report and Accounts 2004 | 79

Notes to the consolidated financial statements

continued

6.	INCOME TAXES (CONTINUED)

A reconciliation of income taxes at the UK statutory tax rates to the provision/(benefit) for income taxes in the consolidated statement of operations follows:

	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million	Eight months ended December 31, 2002 $ million	Year ended April 30, 2002 $ million
Tax at United Kingdom statutory rate (30%)	149.3	127.8	63.0	105.8
Tax effect of:
Non-deductible goodwill impairment/amortization	—	4.3	14.7	15.8
Other permanent differences	(18.5)	(28.9)	(32.5)	1.5
Effect of overseas tax rates	0.8	(11.4)	9.8	6.7
Release of contingency	(27.4)	(147.9)	—	—
Deferred tax valuation adjustment	(1.0)	(8.6)	(14.8)	14.0
Foreign tax credits	—	(7.5)	(8.0)	(8.0)

Income tax expense/(benefit)	103.2	(72.2)	32.2	135.8

Undistributed earnings of foreign subsidiaries approximate to $2.8 billion at January 1, 2005. No income taxes have been provided on the Company’s share of these undistributed net earnings due to management’s intent to reinvest such amounts indefinitely. A determination of the amount of unrecognized deferred tax liability has not been made because it is not practicable to do so.

On October 22, 2004 the United States enacted the American Jobs Creation Act of 2004 (the “Act”). The Act creates a temporary incentive by providing an 85 per cent dividends received deduction for certain dividends received by US companies from their overseas subsidiaries. The deduction is subject to a number of limitations and, as of today, uncertainty remains as to how to interpret numerous provisions in the Act. As of January 1, 2005 management had not decided on whether, and to what extent, the Company might repatriate foreign earnings to our US companies. Accordingly, the financial statements do not reflect any taxes with regard to the repatriation provision under the Act. The Company expects that a determination can be made with regard to the repatriation provision within a reasonable period of time following the publication of additional clarifying language.

7.	INCOME PER COMMON SHARE

Basic income per common share was calculated using income for the period divided by the weighted average number of common shares outstanding during the period. Diluted income per common share considers the effect of potential common shares, unless the inclusion of the potential common shares would have an anti-dilutive effect.

	Year ended January 1, 2005 number 000	Year ended January 3, 2004 number 000	Eight months ended December 31, 2002 number 000	Year ended April 30, 2002 number 000
Weighted average shares used to calculate basic earnings per share	770,717	771,037	770,927	773,464
Assumed conversion of preference shares	102,651	180,917	224,182	—
Assumed exercise of share options	3,931	2,034	1,498	553

Adjusted weighted average shares used to calculate diluted earnings per share	877,299	953,988	996,607	774,017

The preference shares were anti-dilutive in fiscal 2001/2002 (number: 224,338,369) and were therefore excluded from the diluted income per common share calculation. Stock options numbering 8,226,950, (fiscal 2003 12,941,950, fiscal 2002 10,409,020, fiscal 2001/2 9,846,970) with an exercise price higher than the average market price during the fiscal year or period since issuance, were excluded in computing diluted earnings per share since the impact would be anti-dilutive. For the purposes of diluted earnings per share the income is increased for the preference dividend of $28.5 million (fiscal 2003 $47.1 million; fiscal 2002 $37.6 million).

8.	INVENTORIES

Inventories consist of:

	January 1, 2005 $ million	January 3, 2004 $ million
Raw materials and supplies	237.9	202.1
Work in progress	87.0	74.8
Finished goods and goods held for resale	384.6	337.1

Total inventories – current cost	709.5	614.0
Less excess of FIFO over LIFO cost	(5.7)	(4.1)

	703.8	609.9

80 | Tomkins

Notes to the consolidated financial statements

continued

9.	GOODWILL

	Industrial & Automotive $ million	Air Systems Components $ million	Engineered & Construction Products $ million	Total $ million
Balance at December 31, 2002	1,135.2	332.8	193.2	1,661.2
Goodwill acquired	103.6	(0.8)	—	102.8
Goodwill disposed	(11.7)	—	—	(11.7)
Impairment – continuing operations	—	—	(12.5)	(12.5)
Impairment – discontinued operations	—	—	(41.4)	(41.4)
Foreign exchange	4.3	1.0	3.0	8.3

Balance at January 3, 2004	1,231.4	333.0	142.3	1,706.7
Goodwill acquired	35.5	—	—	35.5
Foreign exchange	9.3	0.8	—	10.1

Balance at January 1, 2005	1,276.2	333.8	142.3	1,752.3

The initial impairment review was performed on May 1, 2002 on adoption of SFAS 142, and resulted in an impairment of $47.3 million, which was treated as a cumulative change in accounting principle. The fair value of goodwill is calculated using discounted cash flows derived from financial plans prepared annually by subsidiaries. Impairments have arisen as a result of an expectation of a deterioration in certain markets in which our subsidiaries operate. Amortization expense was $52.3 million for fiscal 2001/02. The Company will continue to perform its annual tests for impairment as required under the rules of SFAS 142 as of December 31.

The following table contains a pro forma presentation of net income and related per share amounts, calculated as if SFAS 142 had been in effect throughout the periods presented.

	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million	Eight months ended December 31, 2002 $ million	Year ended April 30, 2002 $ million
Reported net income	377.7	426.7	118.8	214.6
Add back amortization of goodwill (net of tax)	—	—	—	52.3

Pro forma net income	377.7	426.7	118.8	266.9

Reported net income per common share
Basic	$0.45	$0.51	$0.11	$0.20
Diluted	$0.43	$0.45	$0.12	$0.20
Pro forma net income per common share
Basic	$0.45	$0.51	$0.11	$0.27
Diluted	$0.43	$0.45	$0.12	$0.27

10.	INTANGIBLE ASSETS

	January 1, 2005			January 3, 2004
	Cost $ million	Accumulated amortization $ million	Net $ million	Cost $ million	Accumulated amortization $ million	Net $ million
Patents & technology	9.1	(9.1)	—	9.1	(8.9)	0.2
Customer relationship	30.0	(6.3)	23.7	25.7	(2.0)	23.7
Intellectual property	20.3	(2.2)	18.1	17.7	(0.7)	17.0

	59.4	(17.6)	41.8	52.5	(11.6)	40.9
Pension intangible asset not subject to amortization	7.3	—	7.3	3.3	—	3.3

Total intangible assets	66.7	(17.6)	49.1	55.8	(11.6)	44.2

Amortization expense was $5.3 million for fiscal 2004; $2.6 million for fiscal 2003; $0.2 for fiscal 2002 and $1.1 million for fiscal 2001/02. Estimated amortization expense for the following five years is as follows:

$ million
Fiscal year ending:
2005	5.2
2006	5.2
2007	5.2
2008	5.2
2009	5.2

Directors’ Report and Accounts 2004 | 81

Notes to the consolidated financial statements

continued

11.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of:

	January 1, 2005 $ million	January 3, 2004 $ million
Cost
Freehold land and long leasehold land and buildings	583.5	560.1
Short leasehold land and buildings	18.6	18.6
Plant, equipment and vehicles	2,109.2	2,021.4
Assets under construction	200.2	176.5

	2,911.5	2,776.6
Less: accumulated depreciation	(1,449.9)	(1,383.2)

Total	1,461.6	1,393.4

Freehold land amounting to $75.4 million (January 1, 2004 – $85.6 million) is not depreciated. Depreciation expense was $210.9 million for fiscal 2004; $194.0 million for fiscal 2003; $121.6 million for fiscal 2002 and $169.9 million for fiscal 2001/02.

12.	BANK LOANS AND OVERDRAFTS, OTHER LOANS AND CAPITAL LEASES

The following is a summary of the Company’s loans:

	January 1, 2005 $ million	January 3, 2004 $ million
Unsecured loans
Overdrafts	25.5	24.3
Bank loans, 2005, 5.0% to 25.0%	12.1	18.3
Unsecured loan notes, 2005 2.6%	0.6	0.7
Other unsecured loans, 2011, 8.00%	288.0	268.5
Other unsecured loans, 2015, 6.125%	480.0	447.5

	806.2	759.3

Secured loans
Bank loans, 2005 to 2007, 3.2% to 21.1%	5.4	6.3

	5.4	6.3

Capital leases	23.2	29.4

Total obligations	834.8	795.0
Current maturities of debt	(46.5)	(54.1)

Total long-term debt	788.3	740.9

The Medium Term Note program under which the other unsecured loans are issued contains certain covenants including negative pledge and event of default.

The security for the $5.4 million secured loans (January 3, 2004 – $6.3 million) consists of $3.5 million fixed assets (January 3 2004 – $4.3 million) and $1.9 million trade receivables (January 3, 2004 – $2.0 million).

The following table sets forth the principal payments on all long-term debt agreements and unsecured loans (excluding capital leases) for the next five years based upon the amounts outstanding at January 1, 2005:

$ million
Fiscal year ending:
2005	40.0
2006	1.7
2007	1.8
Beyond 2009	768.1

Long-term debt (excluding capital leases), including current maturities	811.6

Undrawn committed facilities:

The Company had a $767.8 million undrawn committed facility available at January 1, 2005, maturing in 2009. This facility includes certain financial covenants and warranties. The financial covenants consist of the ratio of net borrowings to earnings before interest, tax, depreciation and amortization (“EBITDA”) and operating profit to net interest payable. Non-financial covenants include subsidiary indebtedness, negative pledge and material adverse change clauses.

82 | Tomkins

Notes to the consolidated financial statements

continued

13.	STOCK BASED COMPENSATION

The Company operates a number of stock based compensation schemes. These are as follows;

(i)	The Tomkins Executive Share Option Scheme No. 2 (“ESOS 2”), The Tomkins Executive Share Option Scheme No. 3 (“ESOS 3”) and The Tomkins Executive Share Option Scheme No. 4 (“ESOS 4”)

ESOS 2 has expired for grant purposes, though options already granted remain outstanding and can be exercised in accordance with the rules of the scheme. ESOS 3 is an Inland Revenue-approved scheme under which Tomkins employees who are resident in the United Kingdom for tax purposes are able to receive options with an aggregate exercise price not exceeding £30,000 that attract favorable tax treatment. ESOS 4 is not approved by the Inland Revenue and is a scheme under which options granted do not attract favorable tax treatment in the United Kingdom. There is a limit to the number of options that can be granted under the ESOS 4 scheme of four times annual remuneration (which includes annual bonuses and certain benefits-in-kind). Under ESOS 4, options granted in excess of four times a participant’s annual earnings (“super options”) will only be exercisable if at least five years have elapsed since the date of grant and then only if, over a five-year period following the grant of the option, the growth in the Company’s earnings per share is such that it would be in the top quartile of a league table for growth in earnings per share over a five-year period for companies in the FTSE 100 index. ESOS 3 and ESOS 4 will continue and their current performance condition will remain in place until they lapse for grant purposes in 2005. The performance condition is based upon the growth in Tomkins earnings per share, which must exceed the growth in the Retail Price Index by an average of 2 per cent per annum over a three-year period before an option can be exercised. When the schemes were introduced in 1995, the earnings per share performance condition was widely adopted and the choice of 2 per cent was in accordance with contemporary practice. In determining whether or not the growth in earnings per share performance condition has been met, a simple arithmetic calculation is made annually when the Company’s results are known.

(ii)	Tomkins Premium Priced Option

This was an option specifically and solely granted to James Nicol as part of the incentive package on his joining Tomkins. No performance conditions were attached to this option in order to attract him to the Company and retain his services and this therefore does not comply with Schedule A of the Combined Code. It consists of a non-transferable option to acquire 5,076,142 shares with an aggregate market value of £10 million, granted on 11 February 2002. The price per share payable on the exercise of the option will be 197 pence in respect of 2,538,072 shares (A option shares), 276 pence in respect of 1,522,842 shares (B option shares) and 345 pence in respect of 1,015,228 shares (C option shares). The options vested as to one-third of A, B and C option shares on 18 February 2003, as to one-third of A, B and C option shares on 18 February 2004 and as to one-third of A, B and C option shares on 18 February 2005. The option will lapse on 11 February 2012 or earlier in certain circumstances.

(iii)	Ongoing Option

This was also an option specifically and solely granted to James Nicol on 11 February 2002, as part of the incentive package to attract him to the Company. It consisted of a non-transferable option to acquire 1,522,842 shares at 197 pence, which could not be exercised before 18 February 2005 and unless and until the performance condition has been satisfied or waived. The performance condition will be achieved if, on or after the third anniversary of the date of grant, the rate of increase of earnings per share over any three-year period is equal to or greater than the rate of increase of the Retail Price Index plus 9 per cent. The performance condition may be waived or amended by the Remuneration Committee. If there is a change of control of the Company then the option is exercisable immediately regardless of whether the performance condition is satisfied. The same lapsing events for the Premium Priced Option apply to this option.

(iv)	The Tomkins Savings Related Share Option Scheme No. 2

This is a standard Inland Revenue-approved savings related share option scheme, which is open to employees who are resident for tax purposes in the United Kingdom.

(v)	Deferred Matching Share Purchase Plan

This was specifically and solely introduced for James Nicol as part of the incentive package to attract him to the Company. Under this Plan 3,045,684 shares (“Matching Shares”) were awarded on February 11, 2002 following the purchase by James Nicol of 1,015,228 Tomkins plc shares (the “Purchased Shares”). On February 18, 2005, the award vested in respect of 1,015,228 Matching Shares and of the remaining 2,030,456 Matching Shares, 454,752 vested and the balance lapsed. The number of shares which vested was calculated on the basis of the highest price of a Tomkins share sustained over a five-day period during the six-month period ended February 18, 2005 (285.25 pence), to the extent that, for every 1 penny that the share price increased over 197 pence, being the market price on February 18, 2002, up to a maximum of 591 pence, James Nicol was entitled to receive 5,153 shares. Under the terms of his contract, Mr Nicol elected to receive a cash payment of £4,193,000 (subject to statutory deductions) in lieu of shares.

(vi)	Annual Bonus Incentive Plan

The executive Directors and senior executives participate in the Company’s Annual Bonus Incentive Plan. Bonus shares are restricted and vest only after a period of three years after the initial bonus award. Deferred shares are awarded at the time of the initial bonus award but the vesting of the shares is conditional on continued employment with the Group three years after the award. Dividends are not paid on the deferred shares.

Under FAS 123, the fair value of each option is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:

	January 1, 2005		January 3, 2004		December 31, 2002		April 30, 2002
Risk free interest rate	4.51%		4.43%		5.02%		4.85%
Expected life (years)	5.8		6		6		6
Assumed volatility	31.50%		31.50%		31.50%		31.50%
Expected dividends	12	p	12	p	12	p	12	p

Directors’ Report and Accounts 2004 | 83

Notes to the consolidated financial statements

continued

13.	STOCK BASED COMPENSATION (CONTINUED)

A summary of options granted at market, less than market and more than market is set forth below:

	January 1, 2005	January 3, 2004	December 31, 2002	April 30, 2002
Options granted at market value on grant date:
Options granted	5,339,030	9,721,456	2,511,804	4,208,334
Weighted average exercise price	454.14	389.08	375.18	281.21
Weighted average fair value	113.19	92.99	95.00	37.53
Options granted at less than market value on grant date:
Options granted	1,514,732	—	—	—
Weighted average exercise price	372.44	—	—	—
Weighted average fair value	118.67	—	—	—
Options granted at more than market value on grant date:
Options granted	—	—	—	2,538,070
Weighted average exercise price	—	—	—	435.06
Weighted average fair value	—	—	—	34.11

A summary of stock option transactions in fiscal periods 2004, 2003, 2002 and 2001/02 is as follows:

	Number of shares	Weighted average exercise price per share (cents)
Options outstanding at April 30, 2001	16,339,317	394.61
Options issued	6,746,404	339.09
Options forfeited	(3,854,059)	395.80
Options exercised	(408,927)	344.25
Options lapsed	(229,142)	310.83

Options outstanding at April 30, 2002	18,593,593	341.68
Options issued	2,511,804	375.18
Options forfeited	(1,311,025)	446.74
Options exercised	(462,422)	340.94
Options lapsed	(411,575)	365.26

Options outstanding at December 31, 2002	18,920,375	366.54
Options issued	9,721,456	389.08
Options forfeited	(2,558,108)	514.70
Options exercised	(212,350)	392.04
Options lapsed	(597,931)	425.42

Options outstanding at January 3, 2004	25,273,442	382.06
Options issued	6,853,762	436.09
Options forfeited	(1,141,855)	401.03
Options exercised	(627,524)	349.32
Options lapsed	(24,059)	350.23

Options outstanding at January 1, 2005	30,333,766	431.76

A summary of non-vested stock issued during the period is set forth below:

	January 1, 2005	January 3, 2004	December 31, 2002	April 30, 2002
Number of shares	1,337,672	670,462	30,732	241,335

The following table summarizes information about the stock options outstanding under the Company’s option plans as at January 1, 2005:

	Options outstanding			Options exercisable
	Number outstanding at January 1, 2005	Weighted average remaining contractual life	Weighted average exercise price (cents)	Number exercisable at January 1, 2005	Weighted average exercise price (cents)
Range of exercise prices:
Up to $ 3.00	76,666	6.72	273.86	—	—
$3.01 to $ 4.00	12,516,816	6.93	359.70	1,697,409	359.61
$4.01 to $ 5.00	14,246,714	8.60	462.65	159,000	441.82
$5.01 to $ 6.00	1,522,842	7.11	503.89	1,015,228	503.89
$6.01 and higher	1,970,728	3.72	616.59	1,508,318	614.77

84 | Tomkins

Notes to the consolidated financial statements

continued

14.	EMPLOYEE BENEFIT PLANS

A. Pensions and other benefits plans

The Company has defined benefit and defined contribution plans covering substantially all employees of the Company and its domestic and international subsidiaries. Benefits under defined benefit plans on a worldwide basis are generally based on years of service and employees’ compensation during the last years of employment. In the United States, the Company also provides various post retirement health and life insurance benefits for certain of its employees.

The Company contributes to multi-employer plans for certain collective bargaining United States employees. In addition, various other defined contribution plans are sponsored worldwide.

	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million	Eight months ended December 31, 2002 $ million	Year ended April 30, 2002 $ million
Multi-employer plan expense	7.3	7.3	4.2	6.1
Defined contribution plan expense	40.7	39.7	23.1	34.1

Accrued liability for multi-employer and defined contribution plans at the end of the year	10.8	9.5

The components of net periodic benefit cost for defined benefit plans are as follows:

	UK Pension Plans
	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million	Eight months ended December 31, 2002 $ million	Year ended April 30, 2002 $ million
Service cost	3.1	6.7	3.6	7.2
Interest cost	19.9	18.8	11.6	16.0
Expected return on plan assets	(23.8)	(19.8)	(14.7)	(26.3)
Amortization of prior service cost	0.4	—	—	—
Amortization of transition obligation	(1.4)	(1.6)	(1.0)	(1.4)
Amortization of actuarial (gain) loss	1.7	2.4	0.2	(5.0)
Settlement/curtailment (gain) loss	(0.6)	1.0	—	—

Net periodic benefit (income) expense	(0.7)	7.5	(0.3)	(9.5)

Weighted average assumptions used to determine net periodic benefit costs:
Discount rate	5.75%	5.99%	6.23%	6.49%
Rate of compensation increase	4.00%	4.01%	3.69%	3.72%
Expected return on plan assets	7.23%	7.73%	7.93%	8.01%

	Non UK Pension Plans
	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million	Eight months ended December 31, 2002 $ million	Year ended April 30, 2002 $ million
Service cost	9.7	10.6	7.4	10.1
Interest cost	43.8	45.6	30.9	45.8
Expected return on plan assets	(38.2)	(45.4)	(34.6)	(55.0)
Amortization of prior service cost	0.5	1.2	1.3	1.7
Amortization of transition asset	0.5	0.4	0.3	0.3
Amortization of actuarial (gain) loss	12.1	4.6	0.8	(2.3)
Settlement/curtailment (gain) loss	(2.8)	1.9	7.2	4.9

Net periodic pension (income) expense	25.6	18.9	13.3	5.5

Weighted average assumptions used to determine net periodic benefit costs:
Discount rate	5.95%	6.75%	7.25%	7.91%
Rate of compensation increase	5.39%	5.75%	5.83%	5.93%
Expected return on plan assets	8.16%	9.13%	9.47%	9.36%

Directors’ Report and Accounts 2004 | 85

Notes to the consolidated financial statements

continued

14.	EMPLOYEE BENEFIT PLANS (CONTINUED)

The components of net periodic benefit cost for other post retirement benefits are as follows:

	Other Post retirement benefits
	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million	Eight months ended December 31, 2002 $ million	Year ended April 30, 2002 $ million
Service cost	0.8	1.1	0.8	1.4
Interest cost	13.7	19.0	13.1	21.4
Amortization of prior service cost	(1.5)	(1.2)	(0.8)	(1.2)
Amortization of actuarial (gain) loss	—	—	0.1	0.2
Settlement/curtailment (gain) loss	(2.1)	2.0	1.2	1.4

Net periodic benefit (income) expense	10.9	20.9	14.4	23.2

Weighted average assumptions used to determine net periodic benefit costs:
Discount rate	6.15%	6.75%	7.23%	7.72%
Ultimate medical trend rate	4.50%	5.03%	5.48%	5.65%

The Company generally uses a measurement date three months before the year-end for the majority of its plans, which was October 1, 2004 for fiscal 2004. The changes in the pension and other post retirement benefit obligations, fair value of plan assets as well as amounts recognized in the Consolidated Balance Sheets, are shown below:

	Pension benefits				Other benefits
	UK Plans		Non-UK Plans		All Plans
	January 1, 2005 $ million	January 3, 2004 $ million	January 1, 2005 $ million	January 3, 2004 $ million	January 1, 2005 $ million	January 3, 2004 $ million
Change in benefit obligation:
Benefit obligation at end of prior year	350.9	318.9	753.5	700.6	276.7	289.2
Service cost	3.1	6.8	9.7	10.5	0.8	1.1
Interest cost	19.9	19.0	43.8	45.4	13.7	19.0
Plan amendments	—	—	7.5	(7.8)	(10.3)	(4.2)
Actuarial (gain) loss	4.0	(16.2)	16.4	44.4	(45.0)	(6.5)
Acquisitions	—	8.1	—	19.1	—	—
Divestitures	—	—	(2.8)	(20.6)	(2.6)	(0.5)
Curtailments	(5.9)	—	—	1.5	—	1.3
Settlements	(11.6)	—	(14.6)	(0.5)	—	—
Special termination benefits	—	—	—	0.5	—	2.5
Disbursements/benefits paid	(19.1)	(20.8)	(67.4)	(54.4)	(21.0)	(28.2)
Contributions by participants	0.2	—	0.2	—	—	—
Foreign currency exchange rate changes	24.9	35.1	7.4	14.8	1.5	3.0

Benefit obligation at end of year	366.4	350.9	753.7	753.5	213.8	276.7

Change in plan assets:
Fair value of plan assets at end of prior year	316.1	251.4	441.4	416.2	—	—
Actual return on plan assets	24.6	30.7	57.3	66.4	—	—
Acquisitions	—	5.3	—	11.5	—	—
Divestitures	—	—	—	(26.9)	—	—
Settlements	(11.6)	—	(5.9)	—	—	—
Disbursements/benefits paid	(19.1)	(20.8)	(67.3)	(54.5)	(21.0)	(28.2)
Company contributions	13.1	18.2	36.0	20.1	21.0	28.2
Contributions by participants	0.2	0.1	0.2	—	—	—
Foreign currency exchange rate changes	23.3	31.2	4.4	8.6	—	—

Fair value of plan assets at end of plan year	346.6	316.1	466.1	441.4	—	—

86 | Tomkins

Notes to the consolidated financial statements

continued

14.	EMPLOYEE BENEFIT PLANS (CONTINUED)

	Pension benefits				Other benefits
	UK Plans		Non-UK Plans		All Plans
	January 1, 2005 $ million	January 3, 2004 $ million	January 1, 2005 $ million	January 3, 2004 $ million	January 1, 2005 $ million	January 3, 2004 $ million
Funded status-assets (less than) in excess of benefit obligation	(19.7)	(30.1)	(287.6)	(316.8)	(213.8)	(276.7)
Contributions after measurement date	1.2	2.8	4.5	7.8	5.0	3.0
Unrecognized net actuarial loss (gain)	34.8	35.5	229.9	255.0	(56.6)	(6.4)
Unrecognized net (asset) liability at transition	(1.8)	(4.1)	5.7	1.1	—	—
Unrecognized prior service cost	1.0	—	2.6	(2.0)	(20.7)	(11.9)

Net amount recognized	15.5	4.1	(44.9)	(54.9)	(286.1)	(292.0)

Amounts recognized in the Consolidated Balance Sheet:
Prepaid benefit cost	13.5	2.9	2.9	1.4	—	—
Accrued benefit liability	(25.6)	(26.2)	(236.3)	(254.7)	(286.1)	(292.0)
Intangible asset	0.9	0.1	6.4	3.2	—	—
Accumulated other comprehensive income	26.7	27.3	182.1	195.2	—	—

Net amount recognized	15.5	4.1	(44.9)	(54.9)	(286.1)	(292.0)

The accumulated benefit obligation for all defined benefit pension plans was $1,058.6 million at January 1, 2005 and $1,040.1 million at January 3, 2004. The Accumulated Benefit Obligation has been calculated in accordance with Approach 1 described in EITF 88-1.

During the year, certain assets and liabilities of one of the Group’s Japanese pension arrangements were transferred to the Japanese government. The value of liabilities transferred exceeded the amount of assets transferred by $8.7 million. The impact of this government subsidy is reflected in the above figures.

	Pension benefits				Other benefits
	UK Plans		Non-UK Plans		All Plans
	January 1, 2005 $ million	January 3, 2004 $ million	January 1, 2005 $ million	January 3, 2004 $ million	January 1, 2005 $ million	January 3, 2004 $ million
Increase in minimum liability included in other comprehensive income	(0.6)	(26.0)	(13.1)	(12.9)	n/a	n/a

Information regarding pension plans in which projected benefit obligations (inclusive of anticipated future compensation increases) and accumulated benefit obligations exceed plan assets:

	UK Plans		Non-UK Plans
	January 1, 2005 $ million	January 3, 2004 $ million	January 1, 2005 $ million	January 3, 2004 $ million
Projected benefit obligation	(140.1)	(191.9)	(737.4)	(756.4)
Accumulated benefit obligation	(134.6)	(182.8)	(687.0)	(705.6)
Fair value of plan assets	112.9	160.8	452.3	439.9

The major assumptions used in valuing year-end pension and post-retirement plan obligations were as follows:

	Pension benefits				Other benefits
	UK Plans		Non-UK Plans		All Plans
	January 1, 2005	January 3, 2004	January 1, 2005	January 3, 2004	January 1, 2005	January 3, 2004
Weighted average assumptions used to determine benefit
obligations at year-end:
Discount rate	5.75%	5.75%	5.87%	5.95%	6.0%	6.15%
Rate of compensation increase	4.00%	4.00%	5.39%	5.39%	n/a	n/a
Ultimate medical trend rate	n/a	n/a	n/a	n/a	4.50%	4.50%

Directors’ Report and Accounts 2004 | 87

Notes to the consolidated financial statements

continued

14.	EMPLOYEE BENEFIT PLANS (CONTINUED)

Pension plan assets

Plan assets are invested in equity securities, bonds and other fixed income securities, money market instruments, and insurance contracts. The Company’s weighted-average worldwide actual asset allocations at January 1, 2005 and January 3, 2004 by asset category are as follows:

	Plan assets
	January 1, 2005	January 3, 2004	Target allocation
Asset category
Equity securities	61%	65%	65-75%
Fixed income securities	35%	30%	27-33%
Other	4%	5%	0-10%

Total	100%	100%	100%

The Company’s investment strategy for pension plan assets includes diversification to minimize interest and market risks, and generally does not involve the use of derivative financial instruments. Plan assets are rebalanced periodically to maintain target asset allocations. Maturities of investments are not necessarily related to the timing of expected future benefit payments, but adequate liquidity to make immediate and medium term benefit payments is ensured.

Contributions

The Company’s funding policy for its defined benefit plans is to contribute amounts determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations. Post retirement health and life insurance benefits are funded as incurred. The Company expects to contribute approximately $74.3 million to its pension plans during fiscal 2005.

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid:

	Pension Benefits		Other Benefits
	UK Plans $ million	Non-UK Plans $ million	All Plans $ million
2005	17.1	54.2	22.3
2006	19.0	54.6	21.7
2007	20.0	54.8	22.2
2008	21.5	55.8	22.7
2009	21.2	55.6	23.0
2010-2014	119.0	280.0	113.8

B. Health care cost trends and the impact of the Medicare Prescription Act of 2004

The weighted average annual rate of increase in the per-capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 9.74% for 2005, reducing gradually to 4.5% by 2011 and remaining at that level thereafter. A one percentage point change in the assumed health care cost trend rate would have the following effects as of January 1, 2005:

	1 % Point increase $ million	1 % Point decrease $ million
Effect on the total of service and interest cost	1.2	1.2
Effect on the post retirement benefit obligation	19.0	18.3

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act introduced a plan sponsor subsidy based on a percentage of a beneficiary’s annual prescription drug benefits, within defined limits, and the opportunity for a retiree to obtain prescription drug benefits under Medicare.

In January 2004, the FASB issued Staff Position FAS 106-1, “Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the “Act”, or “FSP FAS 106-1”). FSP FAS 106-1 allows for current recognition or a one-time deferral of the effects of the Act. The deferral suspends the application of SFAS No. 106’s, “Employer’s Accounting for Post retirement Benefits Other Than Pensions,” measurement requirements, and it revised SFAS 132’s disclosure requirements for pensions and other post retirement plans for the effects of the Act. In May 2004, the FASB issued Staff Position FAS 106-2, “Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the Act, or “FSP FAS 106-2”), which supercedes FSP FAS 106-1 and provides guidance on the accounting for the effects of the Act and requires employers that sponsor post retirement healthcare plans that provide prescription drug benefits to provide certain disclosures regarding the effect of the federal subsidy included in the Act. FSP FAS 106-2 was effective for the first interim or annual period beginning after June 15, 2004 and the Company has elected to take the one-time deferral, the impact of which has not had a material impact on the Company’s results of operations, cash flows or financial position.

88 | Tomkins

Notes to the consolidated financial statements

continued

15.	COMMITMENTS AND CONTINGENCIES

(a)	Obligations under operating and capital leases

Future minimum lease payments under operating and capital leases that have initial or remaining non-cancelable lease terms in excess of one year at January 1, 2005 are as follows:

	Operating $ million	Capital $ million
Fiscal year ending:
2005	31.3	7.6
2006	25.3	3.8
2007	22.7	3.3
2008	19.0	3.3
2009	16.1	2.5
Thereafter	74.7	9.4

Total minimum payments	189.1	29.9
Less interest on capital leases	—	(6.7)

Total principal payable on capital leases	189.1	23.2

The rent expense for land and buildings under operating leases was $26.5 million in fiscal 2004; $20.4 million in fiscal 2003; $11.8 million in fiscal 2002 and $16.3 million in fiscal 2001/02. The rent expense for plant and machinery under operating leases was $12.8 million in fiscal 2004; $15.2 million in fiscal 2003; $5.8 million in fiscal 2002 and $14.0 million in fiscal 2001/02.

(b)	Litigation

The Company is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business. The Directors do not anticipate that the outcome of any of the above proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position.

16.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into derivative transactions pursuant to its risk management policies to manage market risks such as fluctuations in foreign currency exchange rates and changes in interest rates. The Company does not hold or issue derivative financial instruments for trading purposes.

The estimated fair values of the Company’s financial instruments are summarized below:

	January 1, 2005		January 3, 2004
	Book value $ million	Fair value $ million	Book value $ million	Fair value $ million
Assets/(liabilities)
Long-term debt, including current portion	(788.3)	(847.4)	(740.9)	(778.2)
Short-term borrowings and current portion of long-term borrowings	(46.5)	(46.5)	(54.1)	(54.1)
Cash and cash equivalents and restricted cash	365.4	365.4	321.1	321.1
Other financial assets	52.4	52.4	52.3	54.6
Other financial liabilities	—	—	(3.0)	(3.0)

Derivative instruments
Currency forwards hedging net investments	(13.1)	(13.1)	2.5	2.5
Interest rate swaps	7.7	19.2	7.3	6.3
Other currency forwards and swaps	0.2	3.1	(0.2)	0.2

Deposits are short-term bank deposits and investments in short-term money market securities. Therefore fair values closely approximate to book values. Borrowings mainly consist of the £150 million 8 per cent sterling bond, and the £250 million 6.125 per cent bond, the fair values of which have been determined by reference to their respective market prices at January 1, 2005. The remaining borrowings are at floating interest rates and fair values have been determined by reference to market rates. The preference shares are not traded on an organized market, and as such, fair values are not readily available.

Derivative instruments, principally interest rate swaps and spot and forward foreign exchange contracts are used to assist in the management of currency and interest rate risks.

Transaction exposure contracts are for a period equal to the exposure and as such are not speculative.

Foreign currency derivatives are used to ensure that the Company’s net borrowings are retained in proportion to the currencies in which the Company’s assets are denominated. This aims to match the shareholders’ required currency exposure to the actual exposure. All foreign exchange contracts will mature in the next year.

Interest rate swaps are used to manage interest rate risk and to achieve the desired combination of fixed and floating rate debt. Swaps are used to convert the fixed rate on both the 2011 and 2015 bonds (8 per cent and 6.125 per cent respectively) to floating rate (at 6 month LIBOR + 255 basis points and 3 month LIBOR + 108 basis points respectively). The duration of the swaps matches the duration of the underlying debt.

Directors’ Report and Accounts 2004 | 89

Notes to the consolidated financial statements

continued

16.	DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Interest rate swaps are also held to restrict the amount of floating rate debt held in US dollars, and the corresponding exposure to movements in the US dollar interest rate. $210 million of debt is swapped from floating to fixed rate, over a combination of 1.5 and 3.5 year maturities.

The fair-values of these contracts represent the estimated amount that would be paid or received if the contract was terminated. The Company is not party to any leveraged contracts.

Risk of counterparty default is limited by the use of policy limits. Counterparties are assigned a ranking according to credit rating and other financial information. Limits are set for each level of ranking. This policy applies to cash and liquid funds, foreign exchange and interest rate derivatives.

At January 1, 2005 the Company had the following interest rate swap profile:

	Notional principal amount (in currency of swap) (million)	Interest rate				Variable rate index
Maturity Dates:		Paid		Received
December 2011	£150.0	7.5	%(a)	8.0	%(b)	6m LIBOR
December 2015	£250.0	6.0	%(a)	6.1	%(b)	3m LIBOR
June 2006	$145.0	2.8	%(b)	2.5	%(a)	3m LIBOR
June 2008	$65.0	3.8	%(b)	2.5	%(a)	3m LIBOR

(a)	Variable

(b)	Fixed

17.	RESTRUCTURING

The Company defines restructuring expense to include charges incurred with exit or disposal activities accounted for in accordance with SFAS No. 146, employee severance costs incurred as a result of an exit or disposal activity accounted for in accordance with SFAS Nos. 88 and 112, and pension and other post employment benefit costs incurred as a result of an exit or disposal activity accounted for in accordance with SFAS Nos. 87 and 106.

The Company has undertaken various restructuring activities to streamline its operations, consolidate and take advantage of available capacity and resources, and ultimately achieve net cost reductions. Restructuring activities include efforts to integrate and rationalize the Company’s businesses and to relocate manufacturing operations to lower cost markets.

During Fiscal 2004 there were $34.1 million of restructuring costs charged to the consolidated income statement compared with $38.0 million in December 2003. The major projects included the relocation of wiper blade production and the rationalization of manufacturing capacity in North America.

Restructuring costs include the following:

	Employee related $ million	Fixed asset write-downs $ million	Other costs $ million	Total $ million
Balance as at December 31, 2002	20.2	—	10.9	31.1
Foreign exchange	0.2	—	—	0.2
Cash expenditure	(23.0)	—	(16.2)	(39.2)
Non cash expenditure	—	(6.8)	(3.9)	(10.7)
Income statement expense	14.1	6.8	17.1	38.0
Balance as at January 3, 2004	11.5	—	7.9	19.4
Foreign exchange	0.1	—	—	0.1
Cash expenditure	(7.6)	—	(23.5)	(31.1)
Non cash expenditure	—	(9.0)	(1.4)	(10.4)
Income statement expense	6.2	9.0	18.9	34.1

Balance as at January 1, 2005	10.2	—	1.9	12.1

Other costs include the costs incurred in the closing of production plants and the relocation to lower cost areas.

Restructuring costs incurred in the eight months ended December 31, 2002 totaled $46.6 million (employee related $22.0 million, fixed asset write-downs $9.4 million and other costs $15.2 million). Restructuring costs incurred in the year ended April 30, 2002 totaled $41.7 million (employee related $26.1 million, fixed asset write-downs $2.7 million and other costs $12.9 million). The restructuring projects in those years were similar in nature to those in Fiscal 2004 and 2003.

Segmental analysis of income statement expense:

	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million	Eight months ended December 31, 2002 $ million	Year ended April 30, 2002 $ million
Industrial & Automotive	29.2	30.3	34.0	41.7
Air Systems Components	1.8	6.6	12.6	—
Engineered & Construction Products	3.1	1.1	—	—

	34.1	38.0	46.6	41.7

90 | Tomkins

Notes to the consolidated financial statements

continued

18.	CAPITAL STRUCTURE

During fiscal 2004, 54,000 and 573,524 common stock of 5p each were allotted pursuant to options exercised under the executive share option schemes and savings related share option schemes respectively, for total consideration of $2.2 million.

The convertible cumulative preferred stock was issued on terms that it could be converted at any time, at the shareholder’s option, into fully paid ordinary shares of 5p each of the Company on the basis of 9.77 ordinary shares of 5p each for every convertible cumulative preferred stock share so converted. The Company has the option, at any time when the total amount of convertible cumulative preferred stock issued and outstanding is less than 10% of the amount originally issued and in any event on or after 29 July 2006 to redeem, in the first case, all but not some only and, in the second case, all or any of the convertible cumulative preferred stock which remain issued and outstanding at that time. At the date of issue the conversion terms of the convertible cumulative preferred stock were equivalent to an ordinary share price of 334p. On a return of assets on liquidation or otherwise (other than on redemption or repurchase of shares) the assets of the Company available to shareholders will be applied first in repaying the capital paid up or credited as paid up thereon together with all arrears and accruals of dividend to the holders of the convertible cumulative preferred stock and any other classes of shares ranking pari passu with the convertible cumulative preferred stock as to capital.

Until such time as the shares are converted or redeemed the holders of the convertible cumulative preferred stock have a right to receive dividends at an annual rate of 5.560% in preference to the holders of the ordinary shares. As of January 1, 2005 and January 3, 2004 respectively, the Company has no dividends payable in arrears.

The holders of the convertible cumulative preferred stock are entitled to vote at a general meeting of the Company where, on a show of hands, each holder will have one vote and, on a poll, each holder will have one vote in respect of every seven fully paid ordinary shares to which the holder would be entitled on the full exercise of his conversion rights except if two or more consecutive quarterly dividends are in arrears whereupon, on a poll, each holder shall have one vote in respect of every fully paid ordinary share to which the holder would be entitled on the full exercise of his conversion rights; such voting rights to continue until such time as any arrears of dividends as described above have been paid in full.

Restricted Reserves

Under UK GAAP, under which rules the principal consolidated statutory financial statements are prepared, there is a concept of a Capital Redemption Reserve, which is used to maintain the capital of a company when there is a purchase of own shares. This is a restricted reserve, as it cannot be distributed to shareholders. On August 26, 2003 all outstanding redeemable convertible cumulative preferred stock was redeemed and $621.9 million was transferred into restricted reserves.

19.	RELATED PARTY TRANSACTIONS

In the current year the Company entered into an agreement with ICG, LLC and GForce Aviation, LLC to obtain an indefinite number of aircraft flying hours at the rate of $1,500 per hour, plus $1,300 per day crew, plus $1,700 per month insurance fee, for use by the employees for corporate purposes in circumstances where no other equivalent services are available, except at greater cost. ICG, LLC is owned by Charles Gates. Mr. Charles Gates’ interest and those of other family members in the preference shares of the Company are disclosed in the Directors’ Report. The Company entered into this transaction after careful consideration of all of the options available to reach the diverse locations of the Group in the United States. This transaction has been entered into on an arm’s length basis and in the normal course of business. During fiscal 2004 the Company purchased $145,705 of services from ICG, LLC under the arrangement. At January 1, 2005 a balance of $1,700 due to ICG, LLC was included in accounts payable.

There are no further transactions or proposed transactions with related parties that are material to the Company or to a related party.

20.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts are as follows.

	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million	Eight months ended December 31, 2002 $ million	Year ended April 30, 2002 $ million
Balance at the beginning of the year	15.8	16.7	17.6	20.0
Profit and loss charge/(credit)	1.3	0.7	4.3	4.2
Additions charged to other accounts *	(1.3)	(1.0)	(2.1)	(0.3)
Utilized	(4.9)	(2.3)	(4.8)	(6.4)
Foreign exchange	0.8	1.7	1.7	0.1

Balance at the end of the year	11.7	15.8	16.7	17.6

*	Includes the currency retranslation of opening balances and movements arising from the acquisition and disposal of subsidiaries.

21.	SUBSEQUENT EVENTS

On January 2, 2005, Unified Industries, Inc., a business in the Materials Handling division, was sold for $1.0 million. This will result in a loss currently estimated to be $2.1 million. On February 9, 2005, the business and assets of the AirSprings division were sold for provisional consideration of $12.8 million, of which $5.5 million is deferred. This will result in a loss currently estimated to be $5.8 million. The total loss of $7.9 million has been provided in the year to January 1, 2005.

On January 27, 2005, Tomkins acquired Milcor Inc, a multi-brand manufacturer of building products, which will be reported within Air Systems Components. On February 22, 2005 Tomkins signed an agreement to acquire L.E. Technologies, a recreational vehicle frame manufacturer, which will be reported within Engineered and Construction Products. This acquisition was completed on March 17, 2005.

Directors’ Report and Accounts 2004 | 91

Notice of meeting

Notice is hereby given that the seventy-ninth Annual General Meeting of the Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 19 May 2005 at 11.00 am to transact the following business:

1)	To receive the Directors’ report and financial statements for the year ended 1 January 2005 together with the independent auditors’ report.

2)	To approve the Remuneration Committee report for the year ended 1 January 2005.

3)	To declare a final dividend of 7.77p per ordinary share for the year ended 1 January 2005.

4)	To re-appoint as a Director Mr N N Broadhurst.

5)	To re-appoint as a Director Mr J M J Keenan.

6)	To re-appoint as a Director Mr J Nicol.

7)	To re-appoint Deloitte & Touche LLP as independent auditors.

8)	To authorise the Directors to determine the independent auditors’ remuneration.

To consider and, if thought fit, pass the following resolution which will be proposed as an ordinary resolution:

9)	THAT the Directors be and they are hereby authorised in accordance with, and subject to the terms of, article 5 of the Company’s Articles of Association to allot relevant securities up to an aggregate nominal amount of £12,880,674.

To consider and, if thought fit, pass the following resolutions which will be proposed as special resolutions:

10)	THAT the Directors be and they are hereby authorised in accordance with, and subject to the terms of, article 6 of the Company’s Articles of Association to allot shares for cash for the purposes of paragraph (ii) of article 6 up to an aggregate nominal amount of £1,934,724.

11)	THAT the Company be and is hereby generally and unconditionally authorised, in substitution for any authority to purchase ordinary shares of 5p each in the capital of the Company previously conferred (save to the extent the same has been exercised), to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 5p each in the capital of the Company (“Shares”) provided that:

a)	the maximum number of Shares hereby authorised to be acquired is 77,408,588 Shares or, if lower, such number of Shares as is equal to 10 per cent of the issued ordinary share capital of the Company at the close of business on 18 May 2005;

b)	the maximum price which may be paid for any Share is an amount equal to 105 per cent of the average of the middle market quotations for a Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Share is contracted to be purchased and the minimum price which may be paid for any such Share shall be the nominal value of that Share; and

c)	this authority shall expire on 30 June 2006 or, if earlier, at the conclusion of the Annual General Meeting of the Company to be held in 2006, but a contract of purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of Shares may be made in pursuance of any such contract.

To consider and, if thought fit, pass the following resolution which will be proposed as an ordinary resolution:

12)	THAT the rules of the Tomkins 2005 Sharesave Scheme produced to the Meeting and, for the purposes of identification, initialled by the Chairman, be and are hereby approved, and that the Directors be and are hereby authorised to do all acts and things which they may consider necessary or desirable for implementing and giving effect to the said scheme, and further that the Directors be and are hereby authorised to establish one or more further schemes based on the Tomkins 2005 Sharesave Scheme but modified to take account of any local tax, exchange control, securities or other laws in overseas territories.

By Order of the Board

N C Porter

Secretary

East Putney House

84 Upper Richmond Road

London SW15 2ST

22 March 2005

Notes:

1.	Any shareholder entitled to attend and vote at this Meeting may appoint a proxy to attend and vote on his/her behalf. A proxy need not be a member of the Company. A white form of proxy for use by ordinary shareholders and/or a green form of proxy for use by convertible cumulative preference shareholders is/are enclosed.

2.	Only those shareholders registered in the register of members of the Company as at 6.00 pm on Tuesday 17 May 2005 shall be entitled to attend and/or vote at this Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 pm on Tuesday 17 May 2005 shall be disregarded in determining the rights of any person to attend and/or vote at this Meeting.

3.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for this Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by 11.00 am on Tuesday 17 May 2005. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4.	Copies of the rules of the Tomkins 2005 Sharesave Scheme will be available for inspection during usual business hours on any weekday (public holidays excepted) at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY and the Company, East Putney House, 84 Upper Richmond Road, London SW15 2ST from the date of this Notice until the time of the Meeting and at The Queen Elizabeth II Conference Centre from 15 minutes before the Meeting until it ends.

92 | Tomkins

Financial record

Accounting period

	Year ended 1 January 2005 £ million		Year ended 3 January 2004 £ million		Eight months ended 31 December (1) 2002 £ million		Year ended 30 April (1) 2002 £ million		Year ended 30 April (1)(2) 2001 £ million
Turnover	2,980.3		3,150.4		2,097.2		3,373.8		4,105.5
Profit before tax (3)	245.5		227.5		149.3		272.5		299.3
Profit attributable to shareholders (3)	189.4		173.7		120.4		195.1		208.6
Dividends	112.9		121.7		86.4		131.9		132.9
Shareholders’ funds	785.6		744.0		1,039.3		1,106.3		1,083.5
Average number of employees	36,720		39,328		39,596		40,670		52,755

Per share
Earnings(3)	22.55	p	18.78	p	12.44	p	20.14	p	19.94	p
Ordinary dividends	12.60	p	12.00	p	8.00	p	12.00	p	12.00	p

Ordinary share price at fiscal year end	254.25	p	269.0	p	190.0	p	264.0	p	156.5	p
Enterprise value (£ million) (4)	2,549.3		2,682.0		2,034.5		2,651.0		1,994.7

(1)	Periods ended 31 December 2002, 30 April 2002 and 30 April 2001 have been restated to reflect the adoption of UITF 38 ‘Accounting for ESOP trusts’.

(2)	Year ended 30 April 2001 has been restated for the adoption of Financial Reporting Standard No. 19 ‘Deferred Tax’.

(3)	Profit before tax, profit attributable to shareholders and earnings per share are stated after operating exceptional items and before goodwill amortisation, exceptional items relating to the disposal of subsidiaries and profit on disposal of fixed assets.

(4)	Enterprise value consists of market capitalisation, preference shares and net debt.

Designed and Produced by Black Sun Plc Printed in England by CTD Printers Ltd	Directors’ Report and Accounts 2004 | 93

WORLD WIDE WEB For further information on Tomkins please access our web site at: www.tomkins.co.uk	CORPORATE OFFICE & REGISTERED OFFICE Tomkins plc East Putney House 84 Upper Richmond Road London SW15 2ST Tel: 020 8871 4544 Fax: 020 8877 9700	Tomkins